
13001862



FORTRESS INVESTMENT GROUP

ANNUAL REPORT 2012



Fortress Investment Group LLC is a leading, highly diversified global investment firm.

Founded in 1998, Fortress manages over $50 billion in assets on behalf of over 1,400 institutional and private investors worldwide across a range of credit, private equity, liquid markets and traditional asset management strategies.
Fortress is publicly traded on the New York Stock Exchange (NYSE: FIG).

Financial Highlights

($ and share amounts in thousands, except per share amounts)	2010	2011	2012
Assets Under Management (AUM)[1] (in millions)	$ 44,613	$ 43,713	$ 53,430
Operating Data:			
Segment Revenues			
Management Fees	$ 470,760	$ 509,286	$ 479,661
Incentive Income	$ 369,166	$ 198,097	$ 277,753
Total Segment Revenues	$ 839,926	$ 707,383	$ 757,414
Total Segment Expenses	$(481,925)	$(454,484)	$(460,459)
Fund Management Distributable Earnings (DE) before Principal Performance Payments	$ 358,001	$ 252,899	$ 296,955
Fund Management Distributable Earnings (DE)	$ 358,001	$ 252,899	$ 276,803
DE Operating Margin	*43%*	*36%*	*37%*
Pre-tax Distributable Earnings	$ 372,195	$ 242,218	$ 277,511
Weighted Average Dividend Paying Shares and Units	518,431	528,095	533,398
Pre-tax Distributable Earnings per Dividend Paying Shares and Units Outstanding [2]	$ 0.72	$ 0.46	$ 0.52



ASSETS UNDER MANAGEMENT[1]
(in billions)
$44.6
$43.7
$53.4
10
11
12
SEGMENT REVENUES
(in millions)
$840
$707
$757
10
11
12
FUND MANAGEMENT
DISTRIBUTABLE EARNINGS
(in millions)
$358
$253
$277
10
11
12
Credit
Private Equity
Liquid Markets
Logan Circle

[1] AUM refers to management fee paying assets under management.

[2] This annual report contains references to per share amounts which are based on dividend paying shares and units outstanding as it relates to distributable earnings, net cash & investments, share repurchases and undistributed incentive income.

Dear Shareholders

"...the fourth quarter was our highest quarter of distributable earnings in two years. But we believe this only begins to reflect the inherent earnings power of our company when all of our businesses are performing at, or near, full potential."

In 2012 we delivered outstanding investment performance for our limited partners, which is the key driver of our financial performance, business growth and the creation of shareholder value. Each of our businesses generated strong investment returns. Each of our businesses attracted new capital. And each of our businesses is positioned to have a solid 2013.

Our financial performance improved throughout the year – the fourth quarter was our highest quarter of distributable earnings in two years. But we believe this only begins to reflect the inherent earnings power of our company when all of our businesses are performing at, or near, full potential.

PRE-TAX DISTRIBUTABLE EARNINGS PER SHARE/UNIT



$0.72
$0.46
$0.52
10
11
12

2012 HIGHLIGHTS

- Full year pre-tax distributable earnings of $278 million, or $0.52 per share, increased by 15% over 2011, driven by a 40% increase in incentive income.

- Investment performance included nearly 18% net returns in our Drawbridge Special Opportunities and Macro hedge funds; our Asia Macro fund delivered net returns of over 21%; Private Equity investment valuations increased by 25%; and Logan Circle Partners outperformed benchmarks in virtually all strategies.

- Assets under management ("AUM") increased by 22% to over $53 billion, an all-time high for our company.

- In our alternatives businesses, we raised nearly $6.7 billion in new commitments – more than we have raised in any year since the financial crisis. In addition, Logan Circle recorded net inflows of almost $6 billion, contributing to a 53% increase in Logan Circle's AUM.

- The value of our balance sheet continued to grow, with net cash and investments increasing to $1.2 billion. This represents $2.48 per share of embedded value, a 14% increase over 2011.

GROWING BALANCE SHEET VALUE: NET CASH & INVESTMENTS[1]
(per share)


$1.82
$2.17
$2.48
10
11
12

[1] Net Cash and Investments means cash and cash equivalents plus investments less debt outstanding, which is a non-GAAP financial measure. Net Cash and Investments is reconciled to GAAP Book Value in Exhibit 5 to Fortress's fourth quarter 2012 earnings release. As described in the earnings release, Net Cash and Investments as of December 31, 2012 excludes $807 million of certain assets (i.e., due from affiliates, deferred tax asset and other assets) and $795 million of certain liabilities (i.e., accrued compensation and benefits, due to affiliates, deferred incentive income and other liabilities). Per share amounts are based on dividend paying shares and units outstanding.

Given the strength of our performance in 2012, and confidence in our prospects for the future, our Board approved two actions that will deliver ongoing economic benefit to our shareholders. First, we invested approximately $180 million, or $0.36 per share, to repurchase nearly 10% of our outstanding shares at a price of $3.50 – an approximately 20% discount to our share price at the time of the transaction, and a much more substantial discount to our share price today. Second, we announced a 20% increase in our quarterly dividend to $0.06 per share. The increase was effective for the fourth quarter of 2012, bringing regular quarterly distributions for the year to $0.21 in total.

Our investment to repurchase shares and our dividend distributions for the year totaled $0.57 per share, which exceeded our distributable earnings for 2012. Going forward, we will continue to seek to manage and invest capital to the greatest economic benefit of our shareholders – through opportunistic share repurchases, dividend distributions, and strategic investments in our business. In our consideration of options for managing our capital, alignment of interests is assured, as over 54% of outstanding shares are owned by Fortress Principals, Officers and Directors.

A GLOBAL, DIVERSIFIED BUSINESS

I described in last year's letter Fortress's diversified "business for all seasons." From our founding as a private equity firm in 1998, Fortress has transitioned to a diversified global investment manager with over $53 billion in assets under management. Today, our business comprises three non-correlated alternative strategies complemented by Logan Circle's traditional asset management platform.

AUM BY BUSINESS
(in billions)


Liquid Markets $5.1
Private Equity $14.3
Credit HF $5.7
Credit PE $7.7
Logan Circle Partners $20.7

Our core strategies have provided the foundation to selectively introduce new products and funds that address the evolving needs of our limited partners and prospective investors. This has led to growth in the number of funds and investment vehicles that we manage – from approximately 40 in 2009 to more than 80 today. A broader range of product offerings, in turn, expands our dialogue with investors, and over time, contributes to the expansion of our base of limited partners. Since 2009, that base has grown from approximately 1,000 investors to over 1,400, including some of the world's largest and most sophisticated corporate and public pensions, corporations, endowments, foundations, family offices and sovereign wealth funds.

INVESTOR TYPE
BY AMOUNT MANAGED



Insurance 6%
Sovereign Wealth 3%
Endowment/ Foundation 10%
Public Pension 22%
Fund of Funds 18%
Bank & Platform 15%
Corporate Pension 14%
Family Office/ Individual 12%

Importantly, our growth in AUM reflects success in both deepening existing LP relationships and in attracting new investors to Fortress. There is no clearer endorsement of the quality of our investment performance or client service than investors choosing to entrust more of their capital to additional Fortress strategies. Today, approximately two-thirds of our current investor base is invested in more than one Fortress strategy. At the same time, over 30% of investors who committed capital to our funds in 2012 were new to our company. It is our hope and expectation that many of these investors will choose to expand their relationships with Fortress, and allocate capital to additional strategies, as we work to earn their trust and confidence.

As we have introduced new strategies and products and expanded our global presence, we have also seen our investor base become more diverse geographically. At the end of 2012, approximately 20% of AUM represented investments by limited partners outside the U.S. During the past three years, non-U.S. investors have accounted for over 40% of total capital raised. The strategic build-out of our business in Asia (*see pages 16–17*) has been a significant catalyst for growth in non-U.S. investors, but we also saw a significant increase in commitments from limited partners in the Middle East and Europe during the past year. We are confident that growing appreciation of Fortress's brand and capabilities around the world will support the continuation of this positive trend.

GROSS ASSETS
RAISED BY GEOGRAPHY[2]
(2010–2012)



Non-US 41%
US 59%

[2] Gross Assets Raised does not include permanent equity capital raised in the Castles.

A POWERFUL EARNINGS MODEL

The same business quality and diversification that has allowed us to deepen and expand our investor relationships also provides the foundation for a powerful earnings model.

Our distributable earnings are driven by two primary sources of revenue: management fees, which are largely a function of our fee-paying assets under management, and more variable incentive income based on investment performance and realizations. Together, these revenue streams provide the benefit of a stable and predictable "base" with performance-driven upside.

For new capital commitments in our alternatives businesses in 2012, over 80% was raised in long-term or permanent structures. Fully 84% of total alternative AUM resided in such structures at year-end, which provides stability and predictability to the management fee portion of our revenues. In 2012, we generated $479 million in management fees. Visibility to higher management fees, based on expectations for increased AUM, provided the basis for our Board's decision to raise our quarterly dividend distribution by 20%.

While management fees are a function of AUM, which will change over time as capital is raised, invested and returned, incentive income is episodic, occurring either (i) for the hedge funds, when our net asset values exceed high water marks, and (ii) for private equity funds, generally as we realize investments at gains in excess of our thresholds. For the full year, incentive income increased by 40% to $278 million. Incentive income can alter our earnings dynamics quickly and meaningfully. In the third quarter, with only a portion of our Fortress Macro Fund net asset value above high water marks, total Fortress incentive income was $65 million; in the fourth quarter, with virtually all Macro net asset value above high water marks for a full quarter, incentive income increased by 75% to $114 million.

REVENUE COMPOSITION[3]
(in millions)


$840
$707
$757
10
11
12
Incentive Income
Management Fees

[3] Management Fees and Incentive Income represent segment results.

Investment performance begets all good things for our business. Strong returns not only drive incentive income, but also support capital formation efforts, which lead to increases in AUM, and ultimately, a new baseline of management fees from which to build further.

CATALYSTS FOR EARNINGS GROWTH: UNLOCKING VALUATION POTENTIAL

Our business leaders provide updates on performance, achievements, challenges and objectives in the pages that follow this letter. I want to preface those updates with an overview of the dynamics and specific catalysts we see across our businesses that we believe point to earnings and valuation upside potential.

First, there are several catalysts that we believe have the potential to drive increases in AUM and a corresponding increase in management fees:

- We had a successful year attracting new capital in all of our businesses in 2012, and every Fortress business is in the market raising additional capital today. In just the first two months of 2013, we raised over $1.6 billion in new alternative capital. In our Private Equity business alone, we have set an aspirational target of raising $5 billion of capital for the year, in both sector-focused funds and permanent equity vehicles like Newcastle, our public REIT.

- Capital formation at Logan Circle was strong in 2012, with net inflows of nearly $6 billion contributing to AUM growth of approximately 50% and a 35% increase in management fees compared with 2011. With a highly scalable platform, a robust pipeline, and strong investment performance going into 2013, we see potential for further growth. Our objective, and our expectation, is for Logan Circle to become a meaningful contributor to our financial performance over time.

ALTERNATIVE CAPITAL RAISED
(in billions)


$5.3
$4.2
$6.7
10
11
12
Liquid Markets

- We entered 2013 with over $6 billion of uninvested capital committed to Fortress private equity-style funds that will generate management fees if and when invested. While there are no guarantees about the pace or extent to which this capital is invested, we anticipate approximately $15 million in annual management fees for each $1 billion invested.

A second group of catalysts is in place that we believe can drive increases in incentive income in the coming years:

- Our gross undistributed incentive income represents the amount of incentive income we would realize if investments were sold at current values at the end of a given reporting period. In 2012, this amount more than doubled to nearly $650 million, or $1.34 per share. Over $500 million of this amount is in our Credit PE funds, which are well above incentive thresholds. Even absent any assumptions for incremental investment gains, an increase in realization activity can have a significant impact on future incentive income.

GROSS UNDISTRIBUTED INCENTIVE INCOME[4]
(in millions)


$294
$315
$649
10
11
12

[4] Reflects undistributed, unrecognized incentive income gross of profit-sharing expenses generated by our funds.

- As evidenced in the fourth quarter of 2012, incentive income generation in our Liquid hedge funds can have a major impact on our financial performance. We began 2013 with virtually all net asset value above high water marks in our main Macro and Asia Macro Funds. That equates to approximately $3 billion in AUM able to earn incentive income on each incremental dollar of investment gain, not including approximately $600 million in new commitments to these funds in the first two months of 2013. The funds had a strong start in 2013, with net gains of approximately 3.8% in our main Macro Fund and 2.8% in Asia Macro through March. As always, full year returns will determine the outcome, but we are in a terrific position to build on our fourth quarter results, and to capture a full year of Macro incentive income.

2012 HEDGE FUNDS NET RETURNS[5]


17.9%
17.8%
21.2%
DBSO LP (Drawbridge)
Fortress Macro
Fortress Asia Macro

[5] Net returns are for Drawbridge Special Opportunities Fund LP, Fortress Macro Fund Ltd and Fortress Asia Macro Fund Ltd only and exclude certain other funds, which may have returns that are materially lower than those presented above. Net returns represent performance after taking into account any fees borne by the funds for a "new issue eligible," single investor class as of the close of business on the last day of the relevant period. The returns for DBSO LP reflect net returns excluding the performance of the redeeming capital accounts (i.e., investors who requested redemptions in prior periods and who are being paid out as investments are realized).

- As we raise and invest additional capital in our alternatives businesses, we expect to see a corresponding increase in AUM eligible for incentive income. With over $10 billion of new alternative capital raised over the last 18 months, and capital raising momentum continuing into 2013, the potential upside impact for incentive income is substantial.

- Over the last four years, our main Private Equity funds have delivered cumulative investment valuation gains of over 90%, including 25% in 2012 alone. We still see upside potential in many of our largest investments, realization activity has picked up notably, and we are confident that these funds have the potential to generate attractive returns for our investors and incentive income for Fortress.

These catalysts represent potential within every Fortress business to meaningfully affect our overall financial performance. Our diversified business model helps to ensure that our company can generate positive results even as individual businesses and strategies gain or lose advantage at different points across cycles. Our diversification also points to tremendous upside potential for the company as a whole when market dynamics align with the ability of each business to raise, harvest or invest capital.

Distributable earnings in 2012 were $0.52 per share. Our average annual distributable earnings since our IPO in 2007 is $0.62 per share based on outstanding shares at the end of 2012; our best year for each business sums to $1.30 per share. While we cannot assume that the factors that contributed to peak business performance in the past will be replicated going forward, we believe that there is ample room for growth, particularly if we are able to "fire on all cylinders."

LOOKING AHEAD

There is no doubt that we will face significant challenges as we strive to capitalize on the opportunities I have described and to capture the potential we see for growth and value creation. In an intensely competitive and dynamic market, we are confident that Fortress will meet these challenges.

We are confident that our diverse, global business model will provide resilience and strength through a range of market cycles, while enabling us to bring our limited partners a complete and robust set of alternatives to meet their evolving investment needs.

We are confident that our investment professionals can navigate challenging, complex and volatile market environments successfully to deliver strong performance for our investors.

And we are confident that our nearly 1,000 employees have the resolve, creativity, collective expertise and disciplined focus needed to exceed our investors' expectations.

It is my privilege to serve as interim CEO for Fortress. On behalf of our Board of Directors, our Principals and all of our employees, thank you for your continued trust and confidence in our company.

Sincerely,

Randal A. Nardone
Interim Chief Executive Officer
April 4, 2013

Credit

Excerpts from a conversation with Pete Briger and Dean Dakolias, Co-CIOs of the Credit Funds.

"Investment performance was strong... across our portfolios, we think we have great assets that were underwritten in a disciplined way... and we believe there's considerable upside left.... Looking at opportunities today, we just won't compromise our underwriting discipline or return targets in a market that we believe is vastly underpricing risk."

Q How did the Credit funds fare in 2012?

A By any measure, investment performance was strong, and that's obviously what matters most to us and our investors. We had net returns of nearly 18% in Drawbridge Special Opportunities ("DBSO"), a hybrid fund that now has a 10-year track record with net annualized returns of 11%. Our main Credit private equity funds continue to perform very well. At year-end, we had net IRRs of 27% in our first Credit Opportunities Fund, nearly 20% in our two successor funds, and over 20% in our first Japan Opportunity fund.... Today, looking across our portfolios, we think we have great assets that were underwritten in a disciplined way, that were priced appropriately. We continue to manage those assets very actively, and we believe there's considerable upside left.

UNRECOGNIZED CREDIT INCENTIVE INCOME
(in millions)



$282
$293
$603
10
11
12

■ Credit Hedge Funds[1]
▒ Credit PE Funds[2]

[1] Reflects undistributed, unrecognized incentive income gross of profit-sharing expenses generated primarily by redeeming capital accounts, which represent accounts where investors have provided withdrawal notices and are subject to payout as underlying fund investments are realized.

[2] Reflects undistributed, unrecognized incentive income gross of profit-sharing expenses generated by our credit PE funds.



What's your view of the current environment for new investments?

A In the context of our main Credit private equity funds, where we have the most cash ready to deploy, it's just not a very interesting environment for new investments. We see public credit markets that are largely devoid of opportunities with potential to meet our targeted returns. In our view, actual risk is far greater than perceived risk, and there's very little fear priced into the markets – it's really a global phenomenon. In Europe, we see a lot of capital chasing assets...the market's overfunded by experienced *and* inexperienced investors...so being a part of that simply isn't very interesting to us. Looking at opportunities today, we just won't compromise our underwriting discipline or return targets in a market that we believe is vastly underpricing risk – and we won't get pulled into the relative value trap...that's not what our LPs pay us for.

CREDIT HEDGE FUND ANNUAL NET RETURNS[3]



DBSO LP
DBSO Ltd
25.5%
10.9%
11.5%
17.9%
10
11
12

[3] The returns reflect the performance of each fund excluding the performance of the redeeming capital accounts (i.e., investors who requested redemptions in prior periods and who are being paid out as investments are realized).



Do you see those dynamics changing in the near term?

A Probably not in the near term. We do see an enormous potential opportunity set – broken structured finance, non-performing loans, oceans of debt maturing into a credit void – but at this point it's just potential. To be clear, we are putting capital to work opportunistically, albeit at a very slow pace. What we find interesting is really limited to idiosyncratic opportunities, not any sectors or asset classes that are thematically attractive. For those sorts of opportunities, we have a real advantage in the global sourcing capabilities that we've built over the past 10 years. And I'd highlight direct lending as an area where we've seen some terrific deals come through, providing growth capital to good companies with strong prospects (*see profile*). In many cases, we're either filling a "credit void" or we can deal with more complex structures than traditional lenders who are still in retreat.... DBSO, of course, is always active, and we've had a strong start to the year with a lot of flexibility to invest very nimbly in securities, debt, structured finance...and in our second Japan fund, we're seeing attractive opportunities specific to Japanese real estate, and we've already deployed over 30% of the capital in a fund that just closed in December. But for our main Credit private equity funds, where we're paid by investors to generate high returns and multiples through longer-term investments in the global distressed space, opportunities are sparse and nearly 100% idiosyncratic in nature.... It's an environment where we think patience and discipline will prove to be a real virtue.

CREDIT PRIVATE EQUITY NET RETURNS[4]
Annualized Inception to 12/31/2012

26.9%


Fortress Credit Opportunities Fund
Fortress Credit Opportunities Fund II
Fortress Japan Opportunity Fund
18.5%
20.5%

[4] The returns represent net annualized internal rates of return to limited partners after management fees and incentive allocations, and are computed on an inception-to-date basis consistent with industry standards. Incentive allocations are computed on a hypothetical liquidation of net assets of each fund as of the balance sheet date. Returns are calculated for the investors as a whole. The computation of such returns for an individual investor may vary from these returns based on different management fee and incentive arrangements, and the timing of capital transactions.


LEGENDARY

FORTRESS FINANCING SUPPORTS THE "RISE OF AN EMPIRE"

Providing growth financing to companies across a broad range of industries is a key element of Fortress's Credit business. The team's ability to understand and underwrite complex structures customized to clients' specific needs has made Fortress a partner of choice for companies ranging from start-ups to established industry leaders. Among the latter, Fortress's partnership with Legendary Pictures is on a path to a real "Hollywood ending."

In September 2004, Thomas Tull founded Legendary Pictures with $500 million in private equity financing. He soon inked an agreement with Warner Bros. to co-finance 25 feature films, which was extended to 40 pictures as Legendary successfully co-financed "Batman Begins" and other features within its first two years. But Legendary's trajectory took a new path with the 2006 release of "300," one of the most profitable films of the year, with a worldwide box office gross of over $450 million. Other Legendary-associated blockbusters followed, including "The Dark Knight," "The Hangover," and "Inception."

Even with a growing catalogue of successful films, Tull, Legendary's Chairman and CEO, had a vision to propel the company beyond its role as an independent distribution and financing company. He saw the opportunity to establish Legendary as a multi-faceted entertainment company, with a leading presence in film, comics, and digital. With a clear vision for Legendary's future, Tull realized that he would need the right financial partners, willing to trust the company and provide more creative autonomy, to help it become a reality. In September 2010, Fortress's Credit funds provided financing that enabled Legendary to retrench its ownership structure with premium investors who shared Tull's vision. As part of the transaction, Fortress became an equity partner in Legendary Entertainment.

"Fortress was an ideal partner," said Tull. "They came in with a real knowledge of the business, not just the financial statements and projections... they were able to see value in the vision we had for Legendary. Maybe in the end, we saw more creativity than we expect from Wall Street folks...and maybe they saw more financial savvy than they expected from Hollywood. We speak each other's language, and it's been a great collaboration."

Since Fortress's investment, Legendary launched a comics division and acquired a leading pop culture multimedia company. Film production success has continued with "The Dark Knight Rises," and "The Hangover Part II."

In the wake of its continued success and business growth, Legendary secured financing in 2012 that enabled the company to prepay Fortress's investment in full. Looking ahead, 2013 is expected to be Legendary's most active year to date in film, with numerous high-profile releases, including "42," "Pacific Rim," "Man of Steel," "The Hangover Part III" and "300: Rise of an Empire."

Private Equity

Excerpts from a conversation with Wes Edens, Fortress Co-Chairman, Co-Founder and CIO of Private Equity.

"We have an exceptional group of portfolio companies, including dominant, established leaders in sectors that we believe represent some of the largest and most compelling investment opportunities taking shape in the world today."



How did the Private Equity funds perform in 2012 and what is your outlook for your current investments?

A We had a really exceptional year across the board...strong operating performance, continued strength in our key sectors, substantial, broad-based valuation gains in our portfolio, and some significant realizations and liquidity events. Investment valuations in our main funds increased by 25%. Over the last four years, our investments have appreciated by over 90%. That's nearly $8 billion in value created, and we see tremendous upside in many of our largest investments. We have an exceptional group of portfolio companies, including dominant, established leaders in sectors that we believe represent some of the largest and most compelling investment opportunities taking shape in the world today.... Looking across our funds, we have great companies, strong growth dynamics in our key sectors and strong operating performance in our largest investments...that's a terrific set-up for further gains, and we're confident we'll generate very attractive returns for our LPs and, as a result, significant promote for Fortress over time.



Can you describe your outlook for your main sectors?

A We feel great about the sectors where we've made our most concentrated investments. In financial services, our investments are largely in the U.S., where we see a real golden age taking shape for non-regulated financial institutions. Our portfolio includes Nationstar, one of the largest non-bank servicers of residential mortgages in the U.S. (*see profile*)...CW Financial, the nation's largest special servicer for commercial mortgages...Walker & Dunlop, where we are the largest shareholder in the nation's top originator of multifamily loans...and Springleaf, one of the few remaining lenders of scale in consumer finance, where we see extraordinary opportunities coming out of a growing population with no access to traditional bank lenders. We purchased Springleaf for about 10% of book value, and think it has the potential to be one of the best investments we've ever made.... Altogether, I think these companies represent the highest quality, highest potential group of financial institutions that exist under a single roof, bar none.

PRIVATE EQUITY FUND CUMULATIVE NAV APPRECIATION[1]
(in billions)


$1.7
$3.4
$4.5
$7.8
09
10
11
12

[1] Defined as cumulative capital appreciation since December 31, 2008.

Q And do you see similar dynamics in your other major sectors — Senior Living and Transportation and Infrastructure?

A Yes, absolutely. A key advantage is the depth of our experience as owner/operators. We were one of the earliest, and today we're probably the largest and most active investor in the senior living space. We acquired Brookdale in 2000, grew the company dramatically and took it public in 2005. Today we own Holiday Retirement, the largest operator of independent living facilities in North America.... In transportation and infrastructure, we've acquired close to $15 billion of assets in our PE funds.... The opportunity backdrops for each of these sectors are vast. The U.S. over-70 population is expected to grow at about three times the pace of the general population over the next ten years. In China, the elderly population is expected to grow by 20% in the next five years alone. We've established Starcastle, a joint venture based in Shanghai, to leverage our experience and build out a senior living business in China.... And in the transportation and infrastructure space, there are about $2.4 trillion of assets globally...transportation lending by European banks is down 55% from 2007 levels...building out infrastructure to support global trade growth will require several hundred billion dollars of annual investment.... It's very clear to us that the need for investments of private capital in each of the sectors where we're focused will be profound in the coming years.



Can you talk about Private Equity's transition to a more sector-focused model?

A It's a transformative shift from a traditional PE model dominated by large general funds, to a combination of permanent equity vehicles, like Newcastle, and highly focused, sector-specific funds. Two main points here.... We believe this approach really aligns with a growing preference among investors for more focused strategies, for more clearly defined and transparent mandates.... And it gives us a lot more flexibility in raising and deploying capital through both fund and permanent capital structures.... We believe the sector funds and permanent equity vehicles can attract $5 billion in new commitments in 2013. That's aspirational, but just two months into the year, we've already raised $1 billion, so a great start and a great trajectory. Looking further out, we believe the opportunity can lead to several times our fundraising goal for 2013.



MORTGAGE SERVICING RIGHTS: SERVICING QUALITY AND INVESTMENT INNOVATION SET FORTRESS APART IN A $10 TRILLION SECTOR

Mortgage servicers operate on the front line of the housing recovery — working directly with borrowers fighting to maintain homeownership and investors seeking to minimize credit losses. With $10 trillion in U.S. mortgage debt outstanding — including nearly $1 trillion in delinquent loans — the implications of success or failure on this front line are enormous. And today, this vital industry is undergoing a significant transformation. Large banks that control over 80% of the servicing market face higher capital requirements and other pressures that have led many institutions to downsize their servicing portfolios or exit the business entirely. During the past two years, over $1 trillion in mortgage servicing rights ("MSRs") have moved from banks to non-banks, and many expect that over $2 trillion in additional MSRs will follow in the coming years.

Fortress views this transformation as an opportunity to generate attractive returns by investing in the "picks and shovels" needed to accelerate the housing recovery — as opposed to investments made in directional bets on home prices that create little value for the sector or the economy. The company is pursuing this opportunity through a unique co-investment structure in which a dedicated Fortress MSR Fund, and Newcastle (NYSE: NCT), a Fortress-managed publicly-traded REIT, invest in excess MSRs alongside Fortress portfolio company Nationstar (NYSE: NSM), one of the industry's most highly regarded servicers. During the past 12 months, Fortress has raised $1.8 billion for this opportunity, including permanent equity issued by Newcastle.

Central to Fortress's investment approach is the success of Nationstar's "single point of contact" servicing model in improving loan performance and keeping more distressed borrowers in their homes. Based on its performance track record, Nationstar has become a partner of choice for servicing transfers and the largest beneficiary of large bank sales of MSRs. With annualized book growth of over 110% since 2009, and a servicing book representing over $420 billion in mortgage balances pending the completion of recent acquisitions, Nationstar has grown into one of the largest non-bank servicers in the U.S. Nationstar also brings the advantage of a robust origination platform. This allows the company to generate servicing book growth through new loan production and to "recapture" refinanced loans, extending the average duration and cash flows of acquired servicing portfolios.

With expectations for substantial additional transfers of MSRs in the coming years, Fortress expects that its co-investment approach to the MSR opportunity will deliver strong returns for investors, while bringing the capabilities of Nationstar to a growing population of homeowners who need and deserve servicing excellence.

Liquid Markets

Excerpts from a conversation with Mike Novogratz, Director and Co-CIO of Macro Funds, Adam Levinson, Co-CIO of Macro Funds and CIO of Asia Macro Funds, and Stu Bohart, President of Liquid Markets.

"We are a performance-driven business with a singular focus on delivering strong returns for our investors. We achieved that in 2012...and we see a similarly constructive macro investing environment looking to 2013."



How would you describe Fortress Macro Fund's performance in 2012?

A We had a strong year in 2012, with net returns of nearly 18% for our Fortress Macro Fund investors.... Our funds have the flexibility to allocate capital opportunistically across markets, asset classes and instruments, and we capitalized on that flexibility to generate broad-based gains – in foreign exchange, fixed income rates, equities, commodities...and in both developed and developing markets. In the end, we are a performance-driven business with a singular focus on delivering strong returns for our investors. We achieved that in 2012, with a really outstanding effort from our research, investment and risk management teams, and we see a similarly constructive macro investing environment looking to 2013.



What distinguishes Fortress's Liquid Markets platform?

A First, we believe we have an exceptional team...a group of world class investors, strategists, economists and research analysts with an unrelenting focus on performance and markets. We share ideas that are rigorously tested by extensive market analysis with an overriding focus on fundamental research...and that process benefits from a globally integrated investment team that can extract primary source data in real time – in New York, in Singapore, in London. And we clearly benefit from the resources and broader investment dialogues that come with being part of a large, global asset management company.

LIQUID HEDGE FUND
ANNUAL NET RETURNS[1]


Fortress
Asia Macro Funds
Fortress
Partners Funds
Fortress
Macro Funds
12.3%
0.5%
3.3%
8.0%
21.2%
10
11
12

[1] The returns represent net returns after taking into account any fees borne by the funds for a "new issue eligible," single investor class as of the close of business on the last date of the relevant period.



Equities
Carry
Commodities
Correlation
Commodities
RV
Fixed Income & FX
Hybrid
Credit

Q **Where do you see the Liquid Markets business in five years?**

A Our goal over the coming years is to build a diversified multi-fund business that services a broader set of clients with a wider range of research-based investment products. The addition of the Fortress Convex Asia team is an example of this strategic focus (*see profile*). By developing funds that have minimal investment overlap, we expect to diminish key man risk and create more stable management and incentive fee income. Our goal is to attract the best and brightest professionals, provide exceptional infrastructure, risk management, and client service, and develop funds that deliver performance to clients, uncorrelated to the market and each other.



How has the Fortress Asia Macro Fund performed since its launch in 2011?

A Our Fortress Asia Macro Fund had an outstanding 2012, with net returns of over 21%. These returns clearly set the fund apart from its peers, but more importantly, they added to a record of strong and consistent investment performance since inception. With strong performance, we've seen robust client demand, and the Asia Macro strategy has grown to over $750 million under management in just 24 months time. Going into 2013, we have a robust pipeline...strong and active dialogue with prospective investors...and with very solid early returns on the year, we have high expectations for the fund going forward. Fortress Asia Macro is an excellent example of our ability to leverage existing infrastructure and talent to introduce new funds that expand the Fortress business and meet specific client investment need.

CONVEX STRATEGIES TARGETS OPPORTUNITIES ARISING FROM PERIODS OF HEIGHTENED VOLATILITY OR DISLOCATION IN CAPITAL MARKETS

While Fortress has the ability to leverage expertise cultivated within the core Macro platform to answer investor demand for more focused asset- or geography-specific fund strategies, Liquid Markets will also pursue highly selective additions of external teams to help build-out a diversified multi-fund business over time. The addition of the Convex Strategies team in 2011 represented the first such strategic addition to the Liquid Markets business.

In the years since the global financial crisis of 2008, investors have increasingly looked to volatility investing to try to protect their portfolios from similarly difficult to predict dislocations in capital markets. In general, they have been faced with a choice between "tail funds" and "relative value" volatility funds; the former provide reliable negative correlation to general market risk but at a high cost, or "burn"; the latter group of funds can mitigate the cost of owning volatility through benign markets, but have shown themselves to be unreliable in delivering positive returns during market dislocations.

Fortress's Convex Strategies team focuses on managing volatility-based strategies that are constructed to deliver low returns in normal market environments and outsized positive returns in periods of heightened capital market volatility or dislocation. The investment process of the Convex Strategies team is based on the combined 40 years of investment and risk management experience of Co-Chief Investment Officers David Dredge and Andrew Wong. The team is based in Singapore and leverages Fortress Liquid Markets' global research, trading and operational infrastructure.

The Convex Strategies team is focused on producing returns that are uncorrelated with the global markets. This is achieved primarily by trading instruments that exhibit positive convexity and benefit from volatility, such as options on equity, interest rate, and currency markets. The team is focused on managing portfolios with the overriding objectives of preserving capital, or limiting "burn," and being positioned to generate outsized returns during periods of heightened volatility or dislocation in capital markets. Returns generated in this manner have the property of being negatively correlated and are important to investors during times when markets may be difficult to navigate.

The team's initial focus on multiple asset classes in Asia and markets impacting the region is based on the expectation that macro- and micro-economic factors will yield a rich and diversified set of potential trades and a unique opportunity to execute a convex investment strategy in a region that has historically shown high correlation to larger moves in volatility globally.

Logan Circle

Excerpts from a conversation with Jude Driscoll, CEO and CIO of Logan Circle, and William Gadsden, COO of Logan Circle.

"Our primary objectives are clear: outperform our competition, provide excellent client service and capture market share as a result."



LOGAN CIRCLE ASSETS UNDER MANAGEMENT
$20.7 billion as of 12/31/2012
4% Insurance
24% Core Based
15% High Yield
5% Corporate
5% Emerging Markets/ Multi-Sector
17% Long Duration/ LDI Strategies
30% Short Term/ Intermediate

Q Can you provide an update on the integration of Logan Circle into Fortress?

A As Logan Circle approaches our three-year anniversary as Fortress's traditional asset management arm, the benefits of joining Fortress have become clear. Fortress has provided us with the resources and support needed to enhance our business, and focus on our clients and their customized portfolios. We've taken advantage of this opportunity and we've generated solid investment performance across our strategies. As a result, Logan Circle experienced substantial asset growth in 2012 that we believe is sustainable over the long term.

Q What distinguishes Logan Circle as a traditional asset manager?

A We believe the Logan Circle approach combines the best elements of two worlds. We have the nimbleness and high-touch benefits of a boutique asset manager combined with the strength and resources of a globally integrated public company. This platform resonates with our clients who want Logan Circle to have a dedicated focus on investment performance while maintaining first-class client service. As part of Fortress, we have strengthened our ability to focus on these goals.



LOGAN CIRCLE OUTPERFORMANCE VS. BENCHMARKS[1]
(in basis points)
Core Plus (Oct 1, 2000) 126
Corporate (Oct 1, 2000) 172
Long Credit (Nov 1, 2008) 415
Emerging Markets (Nov 1, 2006) 473
High Yield (Oct 1, 2000) 59
Short Duration 1–5 Year (Oct 1, 2002) 135

[1] Based on performance (gross of fees) since each strategy's inception through December 31, 2012. The performance benchmarks for Logan Circle strategies listed above are, respectively: the Barclays Aggregate Bond Index; the Barclays US Credit Index; the Barclays US Long Credit Index; the JP Morgan Emerging Markets Bond Index Global; the LCP High Yield Blended Index (Bear Stearns High Yield Index, 2000–2007; Bank of America Merrill Lynch US High Yield Master II Constrained Index 2007–Present); and the Bank of America Merrill Lynch 1–5 Year US Treasury Index.



How will the Logan Circle business develop going forward?

A The core of our growth will continue to be the organic expansion of our actively managed fixed income business. Going forward, though, we will look to leverage our traditional asset management "platform" to opportunistically add complementary strategies and investment teams to further diversify our suite of product offerings. The recent addition of a growth equities investment business exemplifies this ongoing pursuit to selectively expand Logan Circle's range of investment options. Formed in April 2013, the new growth equities team will focus on investing and managing concentrated portfolios of U.S. equities for institutional clients.

LOGAN CIRCLE NET FLOWS
(in millions)


$5,710
$841
-$345
10
11
12



What is the market opportunity for Logan Circle?

A We believe we are well-positioned within the asset management industry. Logan Circle successfully navigated uncertain markets following the financial crisis and has been able to capture market share as our sustained investment outperformance led to increased investor demand for our fixed income products. We remain focused on building on the momentum we saw in 2012 and our primary objectives are clear: outperform our competition, provide excellent client service and capture market share as a result.

LOGAN CIRCLE LONG DURATION CUMULATIVE RETURNS[2]
(12/31/2000 – 12/31/2012)
Inception Date — October 1, 2000 = 100


400
350
300
250
200
150
100
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12
Logan Circle Long Duration Fixed Income
Logan Circle Long Duration Blended Index

[2] The performance benchmark for the Long Duration Fixed Income composite was the Barclays Long Credit Index from October 1, 2000 to April 30, 2007. From May 1, 2007 to the present, the performance benchmark has been and remains the Barclays U.S. Long Government Credit Index. Therefore the benchmark returns prior to May 1, 2007 are blended and are presented here for discussion purposes only. The benchmark may not reflect holdings in all sectors targeted within the Long Duration strategy.

LOGAN CIRCLE'S CUSTOMIZED LONG DURATION STRATEGIES POSITIONED WELL FOR PERFORMANCE-DRIVEN GROWTH

The Logan Circle Long Duration Strategies are a suite of active, long only fixed income strategies including Long Duration (government/credit), Long Credit (credit only), Long Corporate (corporate only) and Liability Driven Investments. Logan Circle is the #3 Ranked Long Duration and Long Credit Manager since inception (October 1, 2000 and November 1, 2008, respectively), as published by *eVestment Alliance*. The Long Duration investment team utilizes a bottom-up relative value approach that capitalizes on the credit expertise of Logan Circle's 13 dedicated industry analysts to identify investment opportunities security by security. We believe that our historical track record of generating excess returns is a confirmation of our investment philosophy and security selection process.

We believe that the long duration space of the fixed income market will continue to attract significant attention in 2013 and beyond. As pension plans seek to match assets with long-term liabilities in a rising interest rate environment, allocations to long duration and liability managers will be a high priority for many investors.

Logan Circle's ability to customize our Long Duration Strategies to client-specific benchmarks, invest primarily in physical securities and to offer capacity for mandates of substantial size provides us with a unique competitive advantage to benefit from potential inflows into the long duration universe.

Fortress in Asia

SHANGHAI

TOKYO

SINGAPORE




SYDNEY

TOKYO

Since 2006, Fortress Credit's Tokyo-based Real Estate business has invested ¥104 billion, or approximately $1.3 billion, of capital in the region, primarily through the Fortress Japan Opportunity Funds. Led by Tom Pulley, Chief Investment Officer of Fortress Real Estate (Asia) GK, the team focuses on investing in commercial real estate loans and related assets in the Japanese market. In recent years, an exodus of investment banks and opportunity funds from the region has dramatically reduced traditional sources of capital, resulting in increased deal flow for Fortress. Following the success of the Fortress Japan Opportunity Domestic Fund, estimated to achieve a gross IRR of 34% and a net IRR of 25%, Fortress launched its second Japan real estate credit fund, Fortress Japan Opportunity Fund II. The fund recently closed at its cap of ¥130 billion, or approximately $1.7 billion, more than twice the size of its predecessor fund. The achievements of Fortress's Credit business in Japan have been recognized in the *2012 Global PERE (Private Equity Real Estate) Awards,* where Fortress was awarded "Asia Capital Raise of the Year" for Fortress Japan Opportunity Fund II, following the company's recognition as "Asia Firm of the Year" in 2011, and for "Asia Capital Raise of the Year" in 2010.

SINGAPORE

The Singapore office has become a key hub for our Asia operations (ex-Japan). In March 2011, Fortress launched the Singapore-based Fortress Asia Macro Fund, led by Chief Investment Officer Adam Levinson. The fund leverages the deep Asia-specific trading experience of Levinson, Fortress Macro Fund Co-CIO, and other members of the Liquid Markets team. The fund is a focused extension of the firm's core Macro strategy, and is fully integrated with the company's Macro process and infrastructure. The Fortress Asia Macro Fund delivered net returns of 21.2% in 2012, and the Asia Macro strategy has attracted over $750 million in third-party commitments to date. The outstanding performance of Fortress's Asia Macro team earned the company top honors at the *HFMWeek 2012 Asia Performance Awards,* where Fortress was named "Management Firm of the Year" and the Fortress Asia Macro Fund was named "Best Global Macro Fund." In addition to the Asia Macro Fund, the Singapore office is now home to Fortress's Convex Strategies team, a portfolio management and business development group with extensive experience managing global volatility-based strategies.

SHANGHAI

The Shanghai office opened in 2011 and is primarily focused on developing and expanding Fortress's Private Equity business in China. The team, led by Fortress Managing Director Lilly Ho Donohue, sees immediate opportunity in the senior housing sector as the nation's senior population is expected to nearly double by 2030, while the population supporting seniors is projected to dramatically shrink in size. As a result, Fortress expects an increase in demand for third-party-providers to support the growing elderly population. Fortress has a unique depth of experience in the sector, with its early investment in Brookdale Senior Living and current ownership of Holiday Retirement, two of the largest senior housing operators in the U.S. In August 2012, Fortress and Fosun Group created Shanghai Starcastle Senior Living Services Ltd., a joint venture company formed to develop and operate senior living communities in China. The team believes this newly created senior living business platform leverages the deep expertise of two leading companies and positions Fortress well to be a trusted provider of senior housing and care in China. Starcastle Senior Living opened its first flagship senior community on January 29, 2013 in Shanghai.

SYDNEY

The Sydney office opened in 2004, with a dedicated Credit team that has since made over $3 billion of investments in Australia and New Zealand, primarily through the Drawbridge Special Opportunity Funds. Led by David Kelleher, Chief Executive Officer of Fortress Australia, the team currently oversees Credit investments across sectors including real estate, mining and resources, health care, and consumer finance. Both primary and secondary private loan deal flow remains strong in the region due to a relative lack of liquidity in traditional banking markets (European banks have been extracting capital to shore up offshore balance sheets and Australian trading banks are more focused on investment grade credits) and reduced competition from non-bank financiers.

Board of Directors

Peter L. Briger, Jr.
Principal and Co-Chairman of
the Board of Directors

Wesley R. Edens
Principal and Co-Chairman of
the Board of Directors

Randal A. Nardone
Interim Chief Executive Officer
and Principal

Michael E. Novogratz
Principal

David B. Barry(1)(2)
President
Ironstate Development Company

Dr. Richard N. Haass(2)
President
Council on Foreign Relations

Douglas L. Jacobs(1)(3)
Former Executive Vice President
and Treasurer
FleetBoston Financial Group

George W. Wellde, Jr.(1)(2)(3)
Former Vice Chairman of the
Securities Division
Goldman Sachs & Co.

Corporate Officers

Peter L. Briger, Jr.
Principal and Co-Chairman of
the Board of Directors

Wesley R. Edens
Principal and Co-Chairman of
the Board of Directors

Randal A. Nardone
Interim Chief Executive Officer,
Principal and Director

Michael E. Novogratz
Principal and Director

Daniel N. Bass
Chief Financial Officer

David N. Brooks
General Counsel and Secretary

(1) Member of the Audit Committee
(2) Member of the Nominating, Corporate Governance and Conflicts Committee
(3) Member of the Compensation Committee



FORTRESS INVESTMENT GROUP

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 001-33294

Fortress Investment Group LLC

(Exact name of registrant as specified in its charter)

FORTRESS

Delaware	**20-5837959**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1345 Avenue of the Americas, New York, NY	**10105**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (212) 798-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Class A shares	New York Stock Exchange (NYSE)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer, "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large Accelerated Filer ☐ Accelerated Filer ☒

Non-accelerated Filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). (Check One): ☐ Yes ☒ No

The aggregate market value of the Class A Shares held by non-affiliates as of June 30, 2012 (computed based on the closing price on such date as reported on the NYSE) was $501.0 million.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the last practicable date.

Class A shares: 218,334,273 outstanding as of February 26, 2013.

Class B shares: 249,534,372 outstanding as of February 26, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the registrant's 2013 annual meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

FORTRESS INVESTMENT GROUP LLC

FORM 10-K

INDEX

Set forth below is information about certain terms used in this Annual Report on Form 10-K:

"Management Fee Paying Assets Under Management," or **"AUM,"** refers to the management fee paying assets we manage, including, as applicable, capital we have the right to call from our investors pursuant to their capital commitments to various funds. Our AUM equals the sum of:

(i) the capital commitments or invested capital (or NAV, if lower) of our private equity funds and credit PE funds, depending on which measure management fees are being calculated upon at a given point in time, which in connection with private equity funds raised after March 2006 includes the mark-to-market value of public securities held within the funds,

(ii) the contributed capital of our publicly traded alternative investment vehicles, which we refer to as our "Castles,"

(iii) the net asset value, or "NAV," of our hedge funds, including the Value Recovery Funds and certain advisory engagements which pay fees based on realizations (and on certain managed assets and, in some cases, a fixed fee); and

(iv) the NAV or fair value of our managed accounts, to the extent management fees are charged.

For each of the above, the amounts exclude assets under management for which we charge either no or nominal fees, generally related to our principal investments in funds as well as investments in funds by our principals, directors and employees.

Our calculation of AUM may differ from the calculations of other asset managers and, as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of AUM is not based on any definition of assets under management contained in our operating agreement or in any of our Fortress Fund management agreements. Finally, our calculation of AUM differs from the manner in which our affiliates registered with the United States Securities and Exchange Commission report "Regulatory Assets Under Management" on Form ADV and Form PF in various ways. Significantly, Regulatory Assets Under Management, unlike Management Fee Paying Assets Under Management, is not reduced by liabilities or indebtedness associated with assets under management and it includes assets under management and uncalled capital for which Fortress receives no compensation.

"Fortress," "we," "us," "our," the **"company"** and the **"public company"** refer, collectively, to Fortress Investment Group LLC and its subsidiaries, including the Fortress Operating Group and all of its subsidiaries.

"Fortress Funds" and **"our funds"** refers to the private investment funds, alternative asset companies and related managed accounts that we manage. The Fortress Macro Fund is our flagship liquid hedge fund and the Drawbridge Special Opportunities Fund is our flagship credit hedge fund.

"Fortress Operating Group" or **"FOG"** refers to the limited partnerships and their subsidiaries through which we conduct our business and hold our principal investments. The public company controls the Fortress Operating Group through wholly owned subsidiaries that serve as the general partner of each FOG entity.

Economic interests in each FOG entity are represented by Class A Common Units and Class B Common Units. Class A Common Units are (indirectly) owned by the public company, and Class B Common Units are owned by the principals (defined below) and, from time to time, one senior employee who owned securities convertible into Class B Common Units.

The number of outstanding Class A Common Units equals the number of outstanding Class A shares of the public company. The number of outstanding Class B Common Units equals the number of outstanding Class B shares of the public company.

"**Fortress Operating Group units**" or "**FOGUs**" is the term we use to refer to the aggregate of one limited partner interest (either a Class A Common Unit or a Class B Common Unit, as applicable) in each FOG entity. One FOGU together with one Class B share is convertible into one Class A share. A surrendered Class B Common Unit automatically converts into a Class A Common Unit.

"**principals**" or "**Principals**" refers to Peter Briger, Wesley Edens, Randal Nardone and Michael Novogratz, collectively, as well as Robert Kauffman until his retirement in December 2012. The principals control the public company through their ownership of the public company's Class B shares (together with, from time to time, a senior employee who owned securities convertible into Class B shares). The Class B shares and the Class A shares are each entitled to one vote per share, and the number of Class B shares outstanding represents a majority of the aggregate number of Class B shares and Class A shares outstanding. The Class B shares do not represent an economic interest in the public company and therefore are not entitled to any dividends. The principals own their economic interest in the public company through their direct ownership of FOGUs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under Part I, Item 1, "Business," Part I, Item 1A, "Risk Factors," Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk" and elsewhere in this Annual Report on Form 10-K may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. Readers can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this report are based upon the historical performance of us and our subsidiaries and on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. Accordingly, you should not place undue reliance on any forward-looking statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov. See "Business – Where Readers Can Find Additional Information."

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

PART I

Item 1. Business.

Fortress Investment Group LLC (NYSE listed under the symbol "FIG") is a leading, highly diversified global investment management firm with approximately $53.4 billion in AUM as of December 31, 2012. Fortress applies its deep experience and specialized expertise across a range of investment strategies - private equity, credit, liquid markets and traditional fixed income - on behalf of our over 1,400 institutional clients and private investors worldwide. Accordingly, because fund investors own the various funds, we do not consolidate them at the Fortress level. We earn management fees based on the amount of capital we manage, incentive income based on the performance of our alternative investment funds, and investment income (loss) from our principal investments.

Fortress was founded in 1998 as an asset-based investment management firm with a fundamental philosophy premised on alignment of interests with the investors in our funds. Our managed funds primarily employ absolute return strategies; we strive to have positive returns regardless of the performance of the markets. Investment performance is our cornerstone – as an investment manager, we earn more if our investors earn more. In keeping with our fundamental philosophy, Fortress invests capital in each of its alternative investment businesses. As of December 31, 2012, Fortress's investments in and commitments to our funds were $1.4 billion, consisting of the net asset value of Fortress's principal investments of $1.2 billion, and unfunded commitments to private equity funds and credit PE funds of $0.2 billion.

We currently have 975 asset management employees, including approximately 240 investment professionals, at our headquarters in New York and our affiliate offices around the globe. Additionally, we have 1,021 employees at the senior living properties that we manage (whose compensation expense is reimbursed to us by the owners of the facilities).

We plan to grow our fee paying assets under management and will continue to seek to generate superior risk-adjusted investment returns in our funds over the long term. We are guided by the following key objectives and values:

- introducing new investment products, while remaining focused on, and continuing to grow, our existing lines of business;
- maintaining our disciplined investment process and intensive asset management; and
- adhering to the highest standards of professionalism and integrity.

Recent Developments

- In October 2012, we repaid our term loan in full. In February 2013, we terminated our existing $60.0 million revolving credit facility and entered into a new $150.0 million revolving credit facility.
- During 2012, we raised $6.7 billion of new third-party capital and launched seven new funds. As of December 31, 2012, we had $6.2 billion of capital commitments from investors to our funds that will be included in AUM if called, of which $5.0 billion is in newer vintage funds and is available for general investment purposes. In addition, we had net client inflows in our traditional, fixed income asset management business of $5.7 billion in 2012.
- Fortress's board of directors has increased our base quarterly dividend to $0.06 per share, effective for the dividend related to the fourth quarter of 2012, resulting in total dividends of $0.21 per share related to 2012.
- On December 21, 2012, one of our Principals retired and we agreed to purchase all of his 2,082,684 Class A shares and his 49,189,480 Fortress Operating Group units at $3.50 per share, or an aggregate of $179.5 million. In connection with this purchase, we paid $30.0 million of cash and issued a $149.5 million promissory note to the former Principal.

Key Performance Indicators

As mentioned above, we earn management fees, incentive income, and investment income (loss). From these earnings we pay compensation and other expenses, as well as taxes, to arrive at our net operating performance.

Net Income and Distributable Earnings

Our net income reflects our operating performance pursuant to generally accepted accounting principles ("GAAP"). We also use pre-tax distributable earnings, which is a non-GAAP measure, as a measure of our operating performance and to report segment results. For more information on these performance measures, please refer to Part II, Item 8 "Financial Statements and Supplementary Data." Pre-tax distributable earnings is specifically addressed in "Note 11 – Segment Reporting" within those financial statements.

Assets Under Management

Our management fees are typically earned as a percentage of the amount of capital we manage, which is referred to as assets under management, or AUM. For more information on our AUM, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Assets Under Management." For more information on our management fee rates, please refer to Part II, Item 8 "Financial Statements and Supplementary Data – Note 3 – Management Agreements and Fortress Funds."

Fund Performance

Our incentive income is typically earned as a percentage of the profits of our alternative investment funds. In some cases, we earn incentive income only if a fund's investments meet specified performance thresholds. We therefore monitor our funds' proximity to such performance thresholds. For more information on our funds' performance, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Performance of our Funds." For more information on our funds' incentive income terms and their proximity to their various performance thresholds, please refer to Part II, Item 8 "Financial Statements and Supplementary Data – Note 3 – Management Agreements and Fortress Funds."

Investment Performance

The investment income (loss) from our principal investments is recorded currently (i.e., whether or not realized) in net income (loss), generally based on the net asset values of the funds in which we have invested (our "principal investments"). For segment reporting purposes, investment income (loss) is recorded only when income (loss) from a fund investment becomes realized or realizable, as applicable. Therefore, for segment reporting purposes, investment income (loss) does not reflect unrealized gains or losses embedded in certain of our investments. For more information on the investment income (loss) included in net income (loss), please refer to Part II, Item 8 "Financial Statements and Supplementary Data – Note 4 – Investments and Fair Value." For more information on the unrealized gains (losses) currently embedded in our principal investments for segment reporting purposes, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis – Principal Investments."

Our Current Businesses

Our current offering of alternative investment products includes private equity funds, liquid hedge funds and credit funds. In addition, we offer traditional investment products. Private equity funds generally require fund investors to commit capital over a period of time, do not allow redemptions of capital and make long term, relatively illiquid investments. Hedge funds allow periodic contributions and redemptions of capital by investors and make relatively shorter-term, more liquid investments. Our credit funds share certain of the characteristics of both private equity and hedge funds. We refer to these investment products, collectively, as the Fortress Funds. As of December 31, 2012, we managed alternative assets in the following core businesses:

Private Equity — a business that manages approximately $14.3 billion of AUM comprised of two business segments: (i) private equity funds that primarily make significant, control-oriented investments in debt and equity securities of public or privately held entities in North America and Western Europe, with a focus on acquiring and building asset-based businesses with significant cash flows; and (ii) publicly traded alternative investment vehicles, which we refer to as "Castles," that invest primarily in real estate and real estate related debt investments.

Liquid Hedge Funds — a business that manages approximately $5.1 billion of AUM. These funds invest globally in fixed income, currency, equity and commodity markets, and related derivatives to capitalize on imbalances in the financial markets. In addition, this segment includes an endowment style fund, which invests in Fortress Funds, funds managed by external managers, and direct investments; and a fund that seeks to generate returns by executing a positively convex investment strategy.

Credit Funds – a business that manages approximately $13.4 billion of AUM comprised of two business segments: (i) credit hedge funds, which make highly diversified investments in direct lending, corporate debt and securities, portfolios and orphaned assets, real estate and structured finance on a global basis and throughout the capital structure, with a value orientation, as well as non-Fortress originated funds for which Fortress has been retained as manager as part of an advisory business; and (ii) credit private equity ("PE") funds which are comprised of a family of "credit opportunities" funds focused on investing in distressed and undervalued assets, a family of ''long dated value'' funds focused on investing in undervalued assets with limited current cash flows and long investment horizons, a family of "real assets" funds focused on investing in tangible and intangible assets in four principal categories (real estate, capital assets, natural resources and intellectual property), a family of Asia funds, including Japan real estate funds and an Asian investor based global opportunities fund, and a family of real estate opportunities funds, as well as certain sector-specific funds with narrower investment mandates tailored for the applicable sector.

Logan Circle – our traditional, fixed income asset management business which has approximately $20.7 billion of AUM. Logan Circle primarily provides fixed income, separate account investment management services to institutional clients, including corporate entities, pension plans, mutual funds, private funds, and foundations, as well as public and government entities. Logan Circle also provides investment advisory services to private funds for which Logan Circle or its affiliates also serve as the general partner.

In addition, we treat our principal investments in these funds as a distinct business segment.

Principal Sources of Revenue

The following table provides our management fees and incentive income, on a segment reporting basis, from each of our core businesses for the previous three fiscal years (in thousands):

	2012	2011	2010
Private Equity			
Funds			
Management Fees	$ 119,492	$ 131,898	$ 138,038
Incentive Income (A)	10,993	(1,748)	41,649
Castles			
Management Fees	56,255	53,357	48,135
Incentive Income	242	-	-
Liquid Hedge Funds			
Management Fees	77,531	108,873	98,671
Incentive Income	67,645	3,787	67,159
Credit Funds			
Hedge Funds			
Management Fees	101,194	121,835	124,180
Incentive Income	130,305	78,460	102,712
PE Funds			
Management Fees	98,393	73,273	48,421
Incentive Income (A)	68,568	117,598	157,646
Logan Circle			
Management Fees	26,796	20,050	13,315

(A) Net of reserves for future clawback, as applicable.

Certain of our segments are comprised of, and dependent on the performance of, a limited number of Fortress Funds. Each of these funds is material to the results of operations of its segment and the loss of any of these funds would have a material adverse impact on the segment. Moreover, the revenues we earned from certain funds individually exceeded 10% of our total revenues for each of the periods presented. For additional information regarding our segments, the information presented above, our total assets and our distributable earnings (as defined below), please see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Analysis" and Part II, Item 8, "Financial Statements and Supplementary Data."

Private Equity Funds

Fortress Investment Funds

Our private equity business is made up primarily of a series of funds named the "Fortress Investment Funds" and organized to make control-oriented investments in cash flow generating, asset-based businesses in North America and Western Europe. Investors in our private equity funds contractually commit capital at the outset of a fund, which is then drawn down as investment opportunities become available, generally over a one to three year investment period. Proceeds are returned to investors as investments are realized, generally over eight to ten years. Management fees of 1.0% to 1.5% are generally charged on committed capital during the investment period of a new fund, and then on invested capital (or NAV, if lower), and may decrease in later periods. We also generally earn a 10% to 25% share of the profits on each realized investment in a fund — our incentive income — subject to the fund's achieving a minimum return as a whole, that is, taking into account all gains and losses on all investments in the fund.

Castles

We manage two publicly traded companies: Newcastle Investment Corp. (NYSE: NCT) and Eurocastle Investment Limited (Euronext Amsterdam: ECT), which we call our "Castles." The Castles were raised with broad investment mandates to make investments in a wide variety of real estate related assets, including securities, loans and real estate properties. Pursuant to our management agreements, we earn management fees from each Castle equal to 1.5% of the company's equity (as defined in such agreements). In addition, we earn incentive income equal to 25% of the company's funds from operations (or "FFO," which is the real estate industry's supplemental measure of operating performance) in excess of specified returns to the company's shareholders. In addition to these fees, we also receive from the Castles, for services provided, options to purchase shares of their common stock in connection with each of their common stock offerings.

In July 2012, Fortress formed a senior living property management subsidiary and has agreements to manage fifteen senior living properties, including twelve which are owned by Newcastle and three which are owned by third parties. Fortress will receive management fees of between 6.0% and 7.0% of revenues (as defined in the agreements).

Liquid Hedge Funds

Overview

The liquid hedge funds, which invest daily in markets around the globe, seek to exploit opportunities in global currency, interest rate, equity and commodity markets and their related derivatives. Investment opportunities are evaluated and rated on a thematic and an individual basis to determine appropriate risk-reward and capital allocations.

Fortress Macro Funds

The Fortress Macro Funds, and Fortress's legacy macro-strategy funds, the Drawbridge Global Macro Funds, apply an investment process based on macroeconomic fundamental, market momentum and technical analyses to identify strategies offering a favorable risk-return profile. The funds' investment strategies are premised on the belief that imbalances in various financial markets are created from time to time by the influence of economic, political and capital flow factors. Directional and relative value strategies are applied to exploit these conditions. The funds have the flexibility to allocate capital dynamically across a wide range of global strategies, markets and instruments as opportunities change, and are designed to take advantage of a wide variety of sources of market, economic and pricing data to generate trading ideas.

The funds invest primarily in major developed markets; they also invest in emerging markets if market conditions present opportunities for attractive returns. Overall, the funds pursue global macro directional and relative value strategies, although capital is allocated within the funds to particular strategies to provide incremental returns and diversity.

Management fees are charged based on the AUM of the Fortress Macro Funds at a rate between 1.5% and 2.0% annually, depending on the investment and liquidity terms elected by investors. We generally earn incentive income of between 15% and 25% of the fund's profits, generally payable annually, depending on the investment and liquidity terms elected by investors, and subject to achieving cumulative positive returns since the prior incentive income payment. In other words, an incentive income payment establishes a "high water mark" such that the fund must earn a cumulative positive return from that point forward in order for Fortress to earn incentive income. Investors in the Fortress Macro Funds may invest with the right to redeem without paying any redemption fee either monthly, quarterly, or annually after three years. Some investors with three-year liquidity may redeem annually before three years, subject to an early redemption fee payable to the funds.

Fortress Asia Macro Funds

The Fortress Asia Macro Funds invest in global fixed income, commodities, currency and equity markets, and their related derivatives, thematically related to the Asia-Pacific region through a fundamental macroeconomic strategy that focuses on liquid investments. The funds' investment program focuses on global trading and capital flows that affect one or more of the Asian countries and/or are affected by them and the region as a whole. Management fee rates for these funds range from 1.5% to 2.0% and we earn incentive income generally between 20% and 25% of their profits, subject to achieving cumulative positive returns since the prior incentive income payment.

Fortress Partners Funds

The Fortress Partners Funds invest with a broad mandate, similar to endowment portfolios of large universities. Investments are made both in Fortress Funds and in funds managed by other managers, and in direct investments that are sourced either by Fortress personnel or by third parties with whom we have relationships. Our endowment strategy funds are designed to blend our direct bottom up investing style with third party managers to create excellent risk adjusted returns with an emphasis on capital preservation. Management fee rates for these funds range from 1.0% to 1.5% and we earn incentive income generally equal to 20% of the profits from direct investments only, subject to achieving cumulative positive returns since the prior incentive income payment.

Convex Asia Funds

The Convex Asia Funds' principal investment objective is to generate a superior total return on its capital over multi-year market cycles by executing a positively convex investment strategy in the Asia-Pacific fixed income, commodities, currency, credit and equity markets, and their related derivatives or similar markets globally that are thematically related to the Asia-Pacific region. The management fee rate for these funds is 1.25% and we earn incentive income of 18% of their profits, subject to achieving cumulative positive returns since the prior incentive income payment.

Credit Funds

Credit Hedge Funds

Our credit hedge funds are designed to exploit pricing anomalies that exist between the public and private finance markets. These investment opportunities are often found outside the traditional broker-dealer mediated channels in which investments that are efficiently priced and intermediated by large financial institutions are typically presented to the private investment fund community. We have developed a proprietary network comprised of internal and external resources to exclusively source transactions for the funds.

The funds are able to invest in a wide array of financial instruments, ranging from direct lending, corporate debt and securities, portfolios and orphaned assets, real estate and structured finance on a global basis and throughout the capital structure with a value orientation. All of these investments are based on fundamental bottom up analysis and are typically event driven. The funds' diverse and situation-specific investments require significant infrastructure and asset management experience to fully realize value. We have developed a substantial asset management infrastructure with expertise in managing the funds' investments in order to be able to maximize the net present value of investments on a monthly basis. In addition to the funds noted below, Fortress has been retained as a manager of certain non-Fortress originated funds as part of an advisory business that forms part of the Credit hedge funds business.

Drawbridge Special Opportunities Funds

The Drawbridge Special Opportunities Funds form the core of our credit hedge fund investing strategy. The funds opportunistically acquire a diversified portfolio of investments primarily throughout the United States, Western Europe and the Pacific region. The funds' investment program incorporates complementary investment strategies, focusing on direct lending, corporate debt and securities, portfolios and orphaned assets, real estate and structured finance. The majority of the funds' investments are relatively illiquid, and the funds generally make investments that are expected to liquidate or be realized within a five year period.

Management fees are charged based on the AUM of the Drawbridge Special Opportunities Funds at a rate generally equal to 2.0% annually. We generally earn incentive income of 20% of the fund's profits, payable annually, and subject to achieving cumulative positive returns since the prior incentive income payment. Investors in the Drawbridge Special Opportunities Funds may redeem annually on December 31. Because of the illiquid nature of the funds' investments, rather than paying out redemption requests immediately, the fund may elect to pay out redeeming investors as and when the particular investments held by the fund at the time of redemption are realized.

Worden Funds

The Worden Funds invest in a diversified portfolio of undervalued and distressed investments primarily in North America and Western Europe, but also in Australia, Asia and elsewhere on an opportunistic basis. These funds seek to achieve their investment objectives primarily through investments in loans and asset-based investments, including portfolios of consumer and commercial receivables and asset backed financial instruments of undervalued or financially troubled companies. Management fees of 1.75% to 2.0% are generally charged based on the AUM of the Worden Funds. We earn incentive income of 20% of the funds' profits, payable annually, subject to achieving cumulative positive returns since the prior incentive income payment.

Credit PE Funds

Our credit PE funds are primarily comprised of families of funds as described below, as well as certain sector-specific funds with narrower investment mandates tailored for the applicable sector. They generally have management fee rates between 1.0% and 1.5% and generate incentive income of between 10% and 20% of a fund's profits subject to the fund achieving a minimum return as a whole.

Credit Opportunities Funds

Fortress established the Fortress Credit Opportunities Funds to make opportunistic credit-related investments. Their investment objective is to generate significant current income and long-term capital appreciation through investments in a range of distressed and undervalued credit investments, including but not limited to residential loans and securities, commercial mortgage loans and securities, opportunistic corporate loans and securities, and other consumer or commercial assets and asset-backed securities.

Long Dated Value Funds

The Long Dated Value family of funds was established to focus on making investments with long dated cash flows that may be undervalued because of the lack of current cash flows or because the investment is encumbered by a long term lease or financing. We believe that these investments provide the potential for significant capital appreciation over the long term. The Long Dated Value Funds have an investment life of 25 years, reflecting the funds' longer-term investment profiles. In addition, incentive income is distributed to us after all of a fund's invested capital has been returned, rather than as each investment is realized.

Real Assets Funds

Fortress established the Real Assets Funds seeking to generate superior risk adjusted returns by opportunistically investing in tangible and intangible assets with the potential to achieve significant value generally within a three-to-ten year time horizon. The investment program of these funds focuses on direct investments in four principal investment categories—real estate, capital assets, natural resources and intellectual property— but also may include indirect investments in the form of interests in real estate investment trusts ("REITs"), master limited partnerships, corporate securities, debt securities and debt obligations—including those that provide equity upside—as well as options, royalties, residuals and other call rights that provide these funds with the potential for significant capital appreciation. The investments are located primarily in North America and Western Europe, but may also include opportunities in Australia, Asia and elsewhere on an opportunistic basis.

Asia Funds

We launched the Fortress Japan Opportunity Funds in 2009 to take advantage of the significant distressed opportunities that have emerged in Japan similar to those witnessed after the 1997 Asian financial crisis. The Funds primarily invest in certain Japanese real estate-related performing, sub-performing and non-performing loans, securities and similar instruments. In addition, we launched the Fortress Global Opportunities (Yen) Fund in the second half of 2010 to make opportunistic investments in distressed and undervalued credits for investors that wish to invest in a Yen denominated fund. This fund invests primarily in North America and Western Europe, but may also invest in Australia, Asia and elsewhere on an opportunistic basis.

Real Estate Opportunities Funds

Fortress established the Real Estate Opportunities Funds primarily to make opportunistic commercial real estate investments. The investment objective of the funds is to generate superior risk adjusted returns by opportunistically investing in commercial real estate and real estate-related (collectively, "CRE") assets, equity investments, loans, securities, and other investments that we believe have the potential to achieve significant total returns generally within a three-to-seven year time horizon. The funds intend to make value-oriented investments throughout the capital structure of CRE assets.

Logan Circle

Logan Circle primarily provides traditional fixed income, separate account investment management services to institutional clients, including corporate entities, pension plans, mutual funds, private funds, and foundations, as well as public and government entities. Logan Circle also provides investment advisory services to private funds for which Logan Circle or its affiliates also serve as the general partner. Management fee rates average 0.15% of AUM and may be tiered based on the amount of AUM of the account.

Competition

The investment management industry is intensely competitive, and we expect the competition may intensify in the future. We face competition in the pursuit of outside investors for our investment funds, acquiring investments in attractive portfolio companies, divesting our investments and making other investments. Depending on the investment, we expect to face competition primarily from other investment management firms, private equity funds, hedge funds, other financial institutions, sovereign wealth funds, corporate buyers and other parties. Many of our competitors are substantially larger and may have greater financial and technical resources than we possess. Several of these competitors have recently raised, or are expected to raise, significant amounts of capital and many of them have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. Some of these competitors may have higher risk tolerances, make different risk assessments or have lower return thresholds, which could allow them to consider a wider variety of investments, bid more aggressively than we bid for investments that we want to make or accept legal or regulatory limitations or risks we would be unable or unwilling to accept. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage relative to us when bidding for an investment. Moreover, an increase in the allocation of capital to alternative investment strategies by institutional and individual investors could lead to a reduction in the size and duration of pricing inefficiencies that many of our investment funds seek to exploit. Alternatively, a decrease in the allocation of capital to alternative investments strategies could intensify competition for that capital and lead to fee reductions and redemptions, as well as difficulty in raising new capital. Lastly, the market for qualified investment professionals is intensely competitive. Our ability to continue to compete effectively will also depend upon our ability to attract, retain and motivate our employees.

Structure

The diagram below depicts our organizational structure as of December 31, 2012.


PUBLIC
and
NOMURA
(Class A shares)
PRINCIPALS
(Class B shares)(1)
(Fortress Operating
Group Units)(3)(4)
FORTRESS INVESTMENT GROUP LLC
100%
100%
Intermediate
Holding
Companies
FIG Asset Co. LLC
FIG Corp.
Fortress
Operating
Group
46.7%
of units(2)(4)
53.3%
of units(3)(4)
46.7%
of units(2)(4)
53.3%
of units(3)(4)
Principal Holdings
Operating Entities

(1) The principals generally hold 100% of the Class B shares, which represent approximately 53.3% of the total combined voting power (i.e., combined voting power of Class A shares and Class B shares) in Fortress Investment Group LLC. The Class B shares are held by the principals and one senior employee, who owned restricted partnership units that are convertible into Class B shares. The Class B shares have no economic interest in Fortress Investment Group LLC.

(2) Represents approximately 46.7% of the limited partner interests (Class A Common Units) and a 100% general partner interest in each of the Operating Entities and in Principal Holdings. We refer to a collection of one limited partner interest in each such entity as a Fortress Operating Group unit, or FOGU.

(3) FOGU is the term we use to refer to a collection of one limited partner interest in each Fortress Operating Group entity. Represents approximately 53.3% of the limited partner interests (Class B Common Units) in each of the Operating Entities and in Principal Holdings.

(4) Excludes the effect of equity interests to be granted under our equity incentive plan to employees and directors. Treats the 2,082,684 Class A shares held in treasury by Fortress Operating Group as if they had been retired.

Where Readers Can Find Additional Information

Fortress files annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), with the Securities and Exchange Commission ("SEC"). Readers may read and copy any document that Fortress files at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC's internet site at http://www.sec.gov. Copies of these reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, U.S.A.

Our internet site is http://www.fortress.com. We will make available free of charge through our internet site our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and Forms 3, 4 and 5 filed on behalf of directors and executive officers and any amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Also posted on our website in the ''Public Shareholders – Corporate Governance'' section are charters for the company's Audit Committee, Compensation Committee and Nominating, Corporate Governance and Conflicts Committee as well as our Corporate Governance Guidelines and our Code of Business Conduct and Ethics governing our directors, officers and employees. Information on, or accessible through, our website is not a part of, and is not incorporated into, this report.

Item 1A. Risk Factors

We face a variety of significant and diverse risks, many of which are inherent in our business. Described below are certain risks that we currently believe could materially affect us. Other risks and uncertainties that we do not presently consider to be material or of which we are not presently aware may become important factors that affect us in the future. The occurrence of any of the risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

Risks Related to Our Business

The terms of our credit agreement may restrict our current and future operations, particularly our ability to respond to certain changes or to take future actions.

We entered into a credit agreement in October 2010, which included a revolving facility and a term loan facility. We repaid the term loan in October 2012 and terminated the revolving facility in February 2013, at which time we entered a new revolving facility, which remains outstanding. The current agreement contains a number of restrictive covenants. These covenants collectively impose significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our long-term best interests. The financial covenants require that we:

- not exceed a total leverage ratio;
- maintain a minimum AUM; and
- maintain a minimum consolidated interest coverage ratio.

The leverage ratio and consolidated interest coverage ratio covenants are tested as of the end of each fiscal quarter, while the AUM covenant is tested as of the end of the each calendar month. Our ability to comply with these and other covenants is dependent upon a number of factors, some of which are beyond our control but could nonetheless result in noncompliance. For example, our leverage ratio fluctuates depending upon changes in revenues and expenses relative to our outstanding debt; our consolidated interest coverage ratio fluctuates depending upon changes in revenues and expenses relative to our interest payment obligations; and the value of our AUM fluctuates due to a variety of factors, including mark-to-market valuations of certain assets, other market factors, and our net capital raised or returned.

Our credit agreement also contains other covenants that restrict our operations and a number of events that would constitute an event of default under the agreement.

A failure by us to comply with the covenants in our credit agreement could result in an event of default under the agreement, which would give the lenders under the agreement the right to terminate their commitments to provide additional loans under our revolving credit facility and to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. In addition, the lenders would have the right to proceed against the collateral we granted to them, which consists of substantially all our assets. If the debt under our credit agreement were accelerated, we might not have sufficient cash on hand or be able to sell sufficient collateral to repay this debt, which would have an immediate material adverse effect on our business, results of operations and financial condition. For more detail regarding our prior and current credit agreements, their respective terms and the status of our compliance with the covenants under our prior credit agreement, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," "–Debt Obligations," and "–Covenants."

In addition, our revolving credit facility matures in February 2016. The terms of any new revolving credit facility or other replacement financing may be less favorable to us than the terms of our existing credit agreement.

We depend on Messrs. Briger, Edens, Nardone and Novogratz, and the loss of any of their services could have a material adverse effect on us.

The success of our business depends on the efforts, judgment and personal reputations of our principals, Peter Briger, Wesley Edens, Randal Nardone and Michael Novogratz. One of our principals, Randal Nardone, was recently appointed interim Chief Executive Officer of the company in addition to his other duties. Our principals' reputations, expertise in investing, relationships with our investors and relationships with members of the business community on whom our funds depend for investment opportunities and financing, are each critical elements in operating and expanding our businesses. We believe our performance is strongly correlated to the performance of these individuals. Accordingly, the retention of our principals is crucial to our success. In addition, if any of our principals were to join or form a competitor, some of our investors could choose to invest with that competitor rather than in our funds. The loss of the services of any of our principals could have a material adverse effect on us, including our ability to retain and attract investors and raise new funds, and the performance of our funds. Two or more of our principals occasionally fly together, which concentrates the potential impact of an accident on our company. We do not carry any "key man" insurance that would provide us with proceeds in the event of the death or disability of any of our principals.

Each of our principals has an employment agreement with us, which extends to January 1, 2017. If a principal terminates his employment voluntarily or we terminate his employment for cause (as defined in the agreement), the principal will be subject to eighteen-month post-employment covenants requiring him not to compete with us. However, if we terminate a principal's employment without cause, the principal will not be subject to the non-competition provisions.

There is no guarantee that our principals will not resign, join our competitors or form a competing company, or that the non-competition provisions in the employment agreements would be upheld by a court. If any of these events were to occur, our business, prospects, financial condition and results of operation could be materially adversely affected.

Several of our funds have "key person" provisions pursuant to which the failure of one or more of our senior employees (other than our principals) to be actively involved in the business provides investors with the right to redeem their investment or otherwise limits our rights to manage the funds. The loss of the services of any one of such senior employees could have a material adverse effect on certain of our funds to which such key person provisions relate and in some circumstances on us.

Investors in most of our hedge funds may generally redeem their investment without paying redemption fees if the relevant key person ceases to perform his functions with respect to the fund for 90 consecutive days. In addition, the terms of certain of our hedge funds' financing arrangements contain "key person" provisions, which may result, under certain circumstances, in the acceleration of such funds' debt or the inability to continue funding certain investments if the relevant employee ceases to perform his functions with respect to the fund and a replacement has not been approved.

The loss of Mr. Novogratz or his inability to perform his services for 90 days could result in substantial withdrawal requests from investors in our Fortress Macro funds. The loss of the co-chief investment officer of the Fortress Macro funds and chief investment officer of the Fortress Asia Macro funds, Adam Levinson, also could result in withdrawal requests. Substantial withdrawals would have a material adverse effect on the Fortress Macro funds, Fortress Asia Macro funds, related managed accounts, and us by reducing our management fees from those funds. Further, such withdrawals could lead possibly to the liquidation of the funds and a corresponding elimination of our management fees and potential to earn incentive income from those funds. The loss of either Mr. Novogratz or Mr. Levinson, could, therefore, ultimately result in a loss of a material portion of our earnings attributable to our liquid hedge fund business segment.

The loss of Mr. Briger or his inability to perform his services for 90 days could result in substantial withdrawal requests from investors in our Drawbridge Special Opportunities funds and, in the event that a replacement for him is not approved, the termination of a substantial portion of the funds' financing arrangements. Such withdrawals and terminations would have a material adverse effect on the Drawbridge Special Opportunities funds and us by reducing our management fees from those funds. Further, such withdrawals and terminations could lead possibly to the eventual liquidation of the funds and a corresponding elimination of our management fees and potential to earn incentive income from those funds. Similarly, our credit private equity funds contain key man provisions with respect to Mr. Briger, which would limit the ability of the funds to make future investments or call capital if both Mr. Briger and the funds' co-chief investment officer, Constantine Dakolias, were to cease to devote time to the funds. The loss of Mr. Briger could, therefore, ultimately result in a loss of a material portion of our earnings attributable to our credit hedge fund and/or credit private equity business segments.

If either Mr. Edens or Mr. Nardone cease to devote certain minimum portions of their business time to the affairs of certain of our private equity funds, the funds will not be permitted to make further investments, and then-existing investments may be liquidated if investors vote to do so. Our ability to earn management fees and realize incentive income from our private equity funds therefore would be adversely affected if we cannot make further investments or if we are required to liquidate fund investments at a time when market conditions result in our obtaining less for investments than could be obtained at later times. In addition, we may be unable to raise additional private equity funds if existing private equity fund key-man provisions are triggered. The loss of either Mr. Edens or Mr. Nardone could, therefore, ultimately result in a loss of substantially all of our earnings attributable to our private equity funds.

Certain of our existing funds have key person provisions relating to senior employees other than our principals, and the resignation or termination of any such senior employee could result in a material adverse effect on the applicable fund or funds and on us. In addition, the terms of certain of our existing funds may be amended over time to add additional key persons, and senior employees (including, but not limited to, our principals) may also be deemed as key persons for funds that are formed in the future. Any such events would potentially have a direct material adverse effect on our revenues and earnings (depending on the size of the particular fund to which a key person event relates), and would likely harm our ability to maintain or grow management fee paying assets under management in existing funds or raise additional funds in the future.

Our ability to retain our managing directors is critical to our success, and our ability to grow depends on our ability to attract additional key personnel.

Our success depends on our ability to retain our managing directors and the other members of our investment management team and to recruit additional qualified personnel. We refer to these key employees (other than our principals) collectively as our investment professionals. Our investment professionals possess substantial experience and expertise in investing, are responsible for locating and executing our funds' investments, have significant relationships with the institutions that are the source of many of our funds' investment opportunities, and in certain cases have strong relationships with our investors. Therefore, if our investment professionals join competitors or form competing companies, it could result in the loss of significant investment opportunities and certain existing investors. As a result, the loss of even a small number of our investment professionals could jeopardize the performance of our funds, which could have a material adverse effect on our results of operations as well as our ability to retain and attract investors and raise new funds. Also, while we have non-competition and non-solicitation agreements with certain investment professionals, there is no guarantee that the agreements to which our investment professionals are subject, together with our other arrangements with them, will prevent them from leaving us, joining our competitors or otherwise competing with us or that these agreements will be enforceable in all cases. In particular, some jurisdictions in which we operate our businesses (in particular California) have public policies limiting the enforcement of restrictive covenants applicable to employees. In addition, these agreements will expire after a certain period of time following resignation or termination, at which point such persons would be free to compete against us and solicit investors in our funds, clients and employees.

Efforts to retain or attract investment professionals may result in significant additional expenses, which could adversely affect our profitability, and changes in law could hamper our recruitment and retention efforts. For example, we might not be able, or may elect not, to provide future investment professionals with equity interests in our business to the same extent or with the same tax consequences as our existing investment professionals, and the retentive utility of grants of equity of our public company is affected during periods of slow or negative stock price performance. Therefore, in order to recruit and retain existing and future investment professionals, we may need to increase the level of cash compensation that we pay to them. Accordingly, as we promote or hire new investment professionals over time, we may increase the level of cash compensation we pay to our investment professionals, which would cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability. In addition, we may deem it necessary to maintain compensation levels to retain employees even during periods when we generate less revenues than in previous periods, which would reduce our profit margins. Also, if proposed legislation were to be enacted by the U.S.

Congress to treat carried interest as ordinary income rather than as capital gain for U.S. federal income tax purposes, such legislation would materially increase the amount of taxes that we and our investment professionals that are compensated in part with carried interest would be required to pay on such compensation, thereby adversely affecting our ability to recruit, retain and motivate our current and future professionals. See "– Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis." Lastly, issuance of certain equity interests in our business to current or future investment professionals would dilute Class A shareholders. In recent years, various legislative and regulatory bodies (particularly in Europe) have focused on the issue of compensation in the financial services industry. Although new regulations flowing out of these bodies have only just begun to take effect and the specific impact on the Company is not yet clear, there is the potential that new compensation rules will make it more difficult for us to attract and retain talent by capping overall compensation levels, requiring the deferral of certain types of compensation over time, implementing "clawback" requirements, or other rules deemed onerous by potential employees.

Certain of our businesses face particular retention issues with respect to investment professionals whose compensation is tied, often in large part, to performance thresholds or "high water marks." For example, several investment professionals receive performance-based compensation at the end of each year based upon their annual investment performance, and this performance-based compensation has historically represented a substantial majority of the compensation those professionals are entitled to receive during the year. If an investment professional's annual performance is negative, or insufficient to overcome prior negative results, the professional may not be entitled to any performance-based compensation for the year. If an investment professional or fund, as the case may be, does not produce investment results sufficient to merit performance-based compensation, any affected investment professional may be incentivized to join a competitor because doing so would allow the professional to eliminate the burden of having to satisfy the high water mark before earning performance-based compensation. Similarly, many of our investment professionals in our private equity and credit PE fund businesses are compensated with grants of carried interest in our funds. During periods of economic volatility, realization events in our private equity and credit PE fund businesses may be delayed, and it may therefore take significantly longer for investments to result in payments to such professionals. In addition, in the event that overall returns for any of our private equity funds or credit PE funds result in the generation of less incentive income than anticipated, such professionals' grants of carried interest in such fund will have similarly decreased value. To retain such professionals, the fund's manager may elect to compensate the professional using a portion of the management fees earned by the manager, which would, in turn, reduce the amount of cash available to the public company, thereby reducing the amount available for distribution to our Class A shareholders or for other liquidity needs. This retention risk is heightened during periods where market conditions make it more difficult to generate positive investment returns and where capital markets provide fewer opportunities for initial public offerings of portfolio companies.

Operational risks may disrupt our businesses, result in losses or limit our growth.

We face operational risk from errors made in the negotiation, execution, confirmation or settlement of transactions. We also face operational risk from transactions not being properly recorded, valued, evaluated or accounted for in our funds. In particular, our liquid hedge and, to a lesser extent, credit fund businesses are highly dependent on our ability to process, value and evaluate, on a daily basis, transactions across markets and geographies in a time-sensitive, efficient and accurate manner. Consequently, we rely heavily on our financial, accounting and other data processing systems. In addition, new investment products we introduce create (and recently introduced products have created) a significant risk that our existing systems may not be adequate to identify or control the relevant risks in the investment strategies employed by such new investment products. If any of these systems do not operate properly, are inadequately designed, disabled, or are the target of a cyber security attack, we could suffer financial loss, a disruption of our businesses, liability to our funds and their investors, regulatory intervention and reputational damage.

Although we take protective measures and endeavor to modify them as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. Additionally, breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our or our clients' or counterparties' confidential or other information. If one or more of such events occur, this potentially could jeopardize our or our clients' or counterparties' confidential and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our clients', our counterparties' or third parties' operations, which could result in significant losses or reputational damage to us. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures arising from operational and security risks, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us.

In addition, we operate in an industry that is highly dependent on its information systems and technology. We believe that we have designed, purchased and installed high-quality information systems to support our business. There can be no assurance, however, that our information systems and technology will continue to be able to accommodate our operations, or that the cost of maintaining such systems will not increase from its current level. Such a failure to accommodate our operations, or a material increase in costs related to such information systems, could have a material adverse effect on us.

Furthermore, we depend on our headquarters, which is located in New York City, for the operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, may have an adverse impact on our ability to continue to operate our business without interruption, which could have a material adverse effect on us. Although we have disaster recovery programs in place, there can be no assurance that these will be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses.

Finally, we rely on third-party service providers for certain aspects of our business, including certain financial operations of our hedge funds. In particular, we rely heavily on the services of third-party administrators in our hedge fund businesses, on the general ledger software provider for a number of our funds, and on third parties to provide critical front- and back-office systems support to Logan Circle. Any interruption or deterioration in the performance of these third parties, particularly with respect to the services provided to Logan Circle, could impair the quality of operations and could impact our reputation and adversely affect our business and limit our ability to grow.

Our removal as the investment manager, or the liquidation, of one or more of our funds could have a material adverse effect on our business, results of operations and financial condition.

We derive a substantial portion of our revenues from funds managed pursuant to management agreements that may be terminated or fund partnership agreements that permit investors to request liquidation of investments in our funds on short notice. Material defaults under the management agreements would constitute an event of default under our current credit agreement if such defaults continue after the applicable grace period.

The terms of our funds generally give either the general partner of the fund or the fund's board of directors the right to terminate our investment management agreement with the fund. However, insofar as we control the general partner of our funds which are limited partnerships, the risk of termination of any investment management agreement for such funds is limited, subject to our fiduciary or contractual duties as general partner. This risk is more significant for our offshore hedge funds where we do not serve as the general partner, which represent a significant portion of our hedge fund AUM.

In addition, investors in any private equity fund or credit PE fund and certain hedge funds have the ability to act, without cause, to accelerate the date on which the fund must be wound down. We will cease earning management fees on the assets of any such fund that is wound down. In addition, the winding down of a material fund or group of funds within a short period of time could trigger an event of default under certain covenants in our current credit agreement, subject, in certain instances, to the expiration of applicable grace periods. Our ability to realize incentive income from such funds, therefore, would be adversely affected if we are required to liquidate fund investments at a time when market conditions result in our obtaining less for investments than could be obtained at later times.

In addition, the boards of directors of certain hedge funds and our Castles have the right under certain circumstances to terminate the investment management agreements or otherwise attempt to renegotiate the terms of such agreements with the applicable fund or Castle. Termination of these agreements, or revisions to the terms that are detrimental to the manager, could affect the fees we earn from the relevant funds or Castles, which could have a material adverse effect on our results of operations.

We may become involved in lawsuits or investigations that could result in significant liabilities and reputational harm, which could materially adversely affect our results of operations, financial condition and liquidity.

We could be sued by many different parties, including, but not limited to, our fund investors, creditors of our funds, shareholders of the companies in which our funds have investments, our own shareholders, our employees, regulators, and residents of senior living facilities that we manage (since July 2012). We have been a defendant in many lawsuits filed by various parties in recent years. In addition, we may participate in transactions that involve litigation (including the enforcement of property rights) from time to time, and such transactions may expose us to increased risk from countersuits. Any of these parties could bring an array of claims not just against us but also against our funds and their portfolio companies or other investments based on a variety of allegations relating to, among other things, conflicts of interest, improper related party transactions, breaches of financing or other agreements, violations of any of a multitude of laws applicable to us, non-compliance with organizational documents, misconduct by employees and improper influence over the companies in which our funds or accounts have investments. It is likely that we would be brought into any lawsuit that involves a fund-related issue.

Lawsuits or investigations in which we may become involved could be very expensive and highly damaging to our reputation, even if the underlying claims are without merit. We could potentially be found liable for significant damages. For instance, in a lawsuit based on an allegation of negligent management of any of our funds, plaintiffs could potentially recover damages in an amount equal to the fund's investment losses. In general, the applicable standard of care in our contracts with fund or account investors is gross negligence or willful misconduct. However, the majority of the capital in our Logan Circle business is managed under a negligence or reasonable person standard of care, which is more favorable to plaintiffs.

Although we have certain indemnification rights from the funds we manage, these rights may be challenged. Moreover, we could incur legal, settlement and other costs in an amount that exceeds the insurance coverage maintained by us or by our funds. The costs arising out of litigation or investigations could have a material adverse effect on our results of operations, financial condition and liquidity.

Certain of our consolidated subsidiaries have potentially unlimited liability for the obligations of various Fortress Funds under applicable partnership law principles, because they act as general partners of such funds. In the event that any such fund were to fall into a negative net equity position, the full amount of the negative net equity would be recorded as a liability on the balance sheet of the general partner entity. Such liability would be recorded on our balance sheet in consolidation until the time such liability was legally resolved.

We also face the risk of lawsuits relating to claims for compensation, which may individually or in the aggregate be significant in amount, particularly since our workforce consists of many very highly paid investment professionals. Such claims are more likely to occur when individual employees experience significant volatility in their year-to-year compensation due to trading performance or other issues, and in situations where previously highly compensated employees are terminated for performance or efficiency reasons, as has occurred recently. The cost of settling such claims could adversely affect our results of operations.

As part of the Dodd-Frank Act, so-called "whistleblower" provisions have been enacted that will entitle persons who report alleged wrongdoing to the SEC to cash rewards. We anticipate that these provisions will result in a significant increase in whistleblower claims across our industry, and dealing with such claims could generate significant expenses and take up significant management time, even for frivolous and non-meritorious claims. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of the trading and other investment activities of alternative asset management funds, including our funds. Such investigations may impose additional expense on us, may require the attention of senior management and may result in fines and/or reputational damage whether or not any of our funds are deemed to have violated any regulations.

We do not know whether the U.S. government's various efforts to attempt to strengthen the economy and the financial markets or its increased focus on the regulation of the financial services industry will adversely affect our business.

In recent years, the U.S. government has taken a number of steps to attempt to strengthen the global financial markets and U.S. economy, including direct government investments in, and guarantees of, troubled financial institutions as well as government-sponsored programs such as the TARP. There can be no assurance that these steps will have a lasting beneficial impact on the financial markets. To the extent that the markets do not respond favorably to such actions or such actions do not function as intended, there may be broad adverse market implications, which could have a material adverse effect on our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, may adversely affect our business. The Act imposes significant new rules on almost every aspect of the U.S. financial services industry, including aspects of our business and the markets in which we operate. These rules address, among other things, the following topics:

- oversight and regulation of systemic market risk (including the power to liquidate certain institutions);
- regulation by the Federal Reserve of non-bank institutions;
- prohibitions on insured depositary institutions and their affiliates from conducting proprietary trading and investing in private equity funds and hedge funds;
- new registration, recordkeeping and reporting requirements for private fund investment advisers;
- exchange-trading of OTC derivatives;
- minimum equity retention requirements for issuers of asset-backed securities;
- the establishment of a new bureau of consumer financial protection;
- new requirements and higher liability standards on credit rating agencies; and
- increased disclosure of executive compensation and mandatory shareholder votes on executive compensation.

Since the implementation of many key rules by various regulatory bodies and other groups is not yet complete, we do not know exactly what the final regulations under the Act will require or how significantly the Act will affect us. For instance, in October 2011, the SEC adopted a rule that requires fund advisors with over $1.5 billion in AUM, such as Fortress, to file substantial quarterly disclosure on fund assets, leverage, investment positions, valuations, trading practices and other topics. It is likely that the Act will, among other things, increase our costs of operating as a public company and impose restrictions on our business. For example, the Act could increase our overall costs of entering into derivatives transactions and could also adversely affect the performance of certain of our trading strategies. The Act will impose mandatory clearing, exchange-trading and margin requirements on many derivatives transactions (including formerly unregulated over-the-counter derivatives) in which we engage. The Act also creates new categories of regulated market participants, such as "swap-dealers," "security-based swap dealers," "major swap participants" and "major security-based swap participants" who will be subject to significant new capital, registration, recordkeeping, reporting, disclosure, business conduct and other regulatory requirements, which will give rise to new administrative costs. Even if certain new requirements are not directly applicable to us, they may still increase our costs of entering into transactions with the parties to whom the requirements are directly applicable. Moreover, new exchange-trading and trade reporting requirements may lead to reductions in the liquidity of derivative transactions, causing higher pricing or reduced availability of derivatives, or the reduction of arbitrage opportunities for us, which could adversely affect the performance of certain of our trading strategies. In addition, due to recently adopted regulations, certain of our affiliates will register with the U.S. Commodity Futures Trading Commission ("CFTC") as commodity pool operators ("CPOs"). The Commodity Exchange Act and CFTC regulations impose various requirements on CPOs, including record-keeping, reporting, operational and marketing requirements, disclosure obligations and prohibitions on fraudulent activities. Complying with these requirements could increase our expenses and negatively impact our financial results.

Our reputation, business and operations could be adversely affected by regulatory compliance failures, the potential adverse effect of changes in laws and regulations applicable to our business and the effects of negative publicity surrounding the alternative asset management industry in general.

Potential regulatory compliance failures pose a significant risk to our reputation and thereby to our business. Our business is subject to extensive regulation in the United States and in the other countries in which our investment activities occur. The Securities and Exchange Commission, or SEC, oversees our activities as a registered investment adviser under the Investment Advisers Act of 1940. We are subject to regulation under the Securities Exchange Act of 1934, the Investment Company Act of 1940, and various other statutes. We are subject to regulation by the Department of Labor under the Employee Retirement Income Security Act of 1974, or ERISA. We and our Castles, as public companies, are subject to applicable stock exchange regulations, and both we and Newcastle are subject to the Sarbanes-Oxley Act of 2002. A number of portfolio companies are also publicly traded and/or are subject to significant regulatory oversight. For example, Springleaf Finance Inc. is in the consumer finance industry and Nationstar Mortgage is in the mortgage servicing industry, both of which have recently been the focus of extensive regulation. Moreover, some of our portfolio companies are subject to regulation from non-financial bodies (such as our senior living and railroad investments). In addition, as a manager of senior living facilities (since July 2012) we are subject to regulations applicable to operators of independent living and assisted living facilities, as well as laws designed to protect Medicaid. As an affiliate of a registered broker-dealer, we are subject to certain rules promulgated by the Financial Industry Regulatory Authority ("FINRA") and the SEC. A number of our investing activities, such as our lending business, are subject to regulation by various U.S. state regulators. In the United Kingdom, we are subject to regulation by the U.K. Financial Services Authority. Our other European operations, and our investment activities in Singapore, Australia and other parts of the globe, are subject to a variety of regulatory regimes that vary by country.

Many of the regulatory bodies with jurisdiction over us have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular businesses. A failure to comply with the obligations imposed by the Investment Advisers Act of 1940 on investment advisers, including record-keeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, or by the Investment Company Act of 1940, could result in investigations, sanctions and reputational damage. Our liquid hedge fund business, and, to a lesser degree, our credit fund business, are involved regularly in trading activities which implicate a broad number of U.S. and foreign securities law regimes, including laws governing trading on inside information, market manipulation and a broad number of technical trading requirements that implicate fundamental market regulation policies. Violation of such laws could result in severe restrictions on our activities and in damage to our reputation. Furthermore, the mere investigation by authorities of alleged or potential wrong-doing (such as insider trading) has the potential to create a material adverse effect on companies in our industry.

Changes in ERISA requirements, or a failure to comply with ERISA requirements, could adversely affect our business. Our funds generally operate pursuant to exemptions from the fiduciary requirements of ERISA with respect to their assets. However, it is possible that the U.S. Department of Labor may amend the relevant regulations or that the characteristics of our funds may change. If these funds fail to qualify for such exemptions or otherwise satisfy the requirements of ERISA, including the requirement of investment prudence and diversification or the prohibited transaction rules, it could materially interfere with our activities in relation to these funds or expose us to risks related to our failure to comply with such requirements. Approximately one-third of the capital managed in our Logan Circle business is subject to ERISA requirements, and our failure to comply with those requirements could have a material adverse effect on our business.

Our results of operations may also be negatively impacted if certain proposed tax legislation is enacted. If legislation were to be enacted by the U.S. Congress to treat carried interest as ordinary income rather than as capital gain for U.S. federal income tax purposes, such legislation would materially increase the amount of taxes that we and possibly our equity holders are required to pay, thereby reducing the value of our Class A shares and adversely affecting our ability to recruit, retain and motivate our current and future professionals. President Obama has publicly stated that he supports similar changes to the tax code. See "—Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis" and "–Several items of tax legislation are currently being considered which, if enacted, could materially affect us, including by preventing us from continuing to qualify as a partnership for U.S. federal income tax purposes. Our structure also is subject to potential judicial or administrative change and differing interpretations, possibly on a retroactive basis."

Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or investing activities or other sanctions, including revocation of our registration as an investment adviser. The regulations to which our businesses are subject are designed primarily to protect investors in our funds and to ensure the integrity of the financial markets. They are not designed to protect holders of our publicly traded Class A shares. Even if a sanction imposed against us or our personnel by a regulator is for a small monetary amount, the adverse publicity related to such sanction could harm our reputation, result in redemptions by our fund investors and impede our ability to raise additional capital or new funds, all of which would be materially damaging to the value of our Class A shares.

New European Union legislation for fund managers could increase our costs and make it more difficult to operate and market our funds.

European regulators have approved legislation (the Alternative Investment Fund Managers Directive, or AIFMD) requiring fund managers to comply with new rules regarding their activities in the EU, including the marketing of fund interests to EU-domiciled investors. The Directive additionally covers topics such as periodic reporting to fund investors, disclosures to shareholders of EU companies targeted for acquisition or disposition, limitations on dividends by fund-controlled EU companies, monitoring the use of leverage, and imposition of remuneration guidelines. The final details of AIFMD were agreed in May 2011 and EU implementing legislation was agreed in December 2012; this legislation is now in the process of being transposed into legislation in each individual EU state. The new laws will come into force in July 2013, but until the details of individual national legislation are finalized we will not know what the impact will be on our business. However, such laws could impose additional costs on the operation of our business in the EU, limit our operating flexibility and generally hamper our ability to grow our business in Europe.

Our failure to deal appropriately with conflicts of interest could damage our reputation and adversely affect our business.

As we have expanded the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to our funds' investment activities, the management of our Castles and our other activities, such as our management of senior living facilities on behalf of Newcastle (since July 2012). Certain of our funds and Castles, which may have different fee structures, have overlapping investment objectives, and potential conflicts may arise with respect to our decisions regarding how to allocate investment opportunities among these vehicles. For example, a decision to acquire material non-public information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to take any action. In addition, holders of Class A shares may perceive conflicts of interest regarding investment decisions for funds in which our principals, who have and may continue to make significant personal investments in a variety of Fortress Funds, are personally invested. Similarly, conflicts of interest may exist or develop regarding decisions about the allocation of specific investment opportunities between Fortress and the Fortress Funds, in situations where multiple funds are making investments in one portfolio company at the same or different levels of the investee's capital structure or in situations where one portfolio company engages another portfolio company to provide goods or services. Moreover, because certain of our operating entities are held, in part, by FIG Corp., which is subject to U.S. federal corporate income tax, conflicts of interest may exist regarding decisions about which of Fortress's holdings should be held by these taxable entities and which by entities not subject to U.S. federal corporate income tax. We have, from time to time, made advances or loans to, or acquired preferred equity interests in, various of our investment funds or other investment vehicles. In addition, our principals have sometimes extended similar capital to our funds, or made equity investments in portfolio companies, in their individual capacities. The existence and the repayment of such obligations by the funds to us and our principals, or the existence of personal investments by our principals in our portfolio companies, creates the potential for claims of conflicts of interest by our fund and portfolio company investors.

Pursuant to the terms of our operating agreement, whenever a potential conflict of interest exists or arises between any of the principals, one or more directors or their respective affiliates, on the one hand, and the company, any subsidiary of the company or any member other than a principal, on the other, any resolution or course of action by our board of directors shall be permitted and deemed approved by all shareholders if the resolution or course of action (i) has been specifically approved by a majority of the members of a committee composed entirely of two or more independent directors, or it is deemed approved because it complies with rules or guidelines established by such committee, (ii) has been approved by a majority of the total votes held by disinterested parties that may be cast in the election of directors, (iii) is on terms no less favorable to the company or shareholders (other than a principal) than those generally being provided to or available from unrelated third parties or (iv) is fair and reasonable to the company taking into account the totality of the relationships between the parties involved. On a regular basis, we bring actual and potential conflicts of interest to the advisory boards of funds that we manage. Notwithstanding the foregoing, it is possible that potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. For example, fund investors could claim that a conflict should have been brought before a board or that disclosure of the conflict was inadequate. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest would have a material adverse effect on our reputation, which could lead to redemptions by investors in our hedge funds, hamper our ability to raise additional funds and discourage counterparties to do business with us. Any such development could have a material adverse effect on our business.

Employee misconduct could harm us by impairing our ability to attract and retain investors and by subjecting us to significant legal liability, regulatory scrutiny and reputational harm.

Our reputation is critical to maintaining and developing relationships with the investors in our funds, potential investors and third parties with whom we do business. In recent years, there have been a number of highly-publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry in general and the hedge fund industry in particular. There is a risk that our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage – or be accused of engaging – in illegal or suspicious activities (such as improper trading, disclosure of confidential information or breach of fiduciary duties), we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, investor relationships and ability to attract future investors. Moreover, in July 2012, we entered into agreements to manage senior living facilities pursuant to which we became the employer of a significant number of on-site employees (the compensation expense of which is reimbursed to us by the owners of the facilities). As a result, we are now subject to the risk of employee misconduct with respect to the personal care of the residents of such facilities. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect and deter violations of such rules. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations, could result in a material adverse effect on our reputation and our business.

Additionally, public state pension plans and retirement systems considering an investment in our funds may require us to make certain representations, warranties and covenants with respect to the use of placement agents, political donations and gifts to state employees. A misrepresentation or breach of such covenants could result in damage to our reputation or in such investors seeking recovery of losses, withdrawal of their investment, repayment of management fees or liquidated damages, any of which could cause our revenues and earnings to decline.

The alternative investment management business is intensely competitive.

The recession of the past few years increased the level of competition for capital raising, particularly for big-fund capital in the alternative investment industry. When trying to raise new capital, we will therefore be competing for fewer total available assets in an increasingly competitive environment, and there can be no assurance that we will be successful in continuing to raise capital at our historical growth rates. Depending on industry dynamics, we and our competitors may be compelled to offer investors improved terms (such as lower fees, improved liquidity or increased principal investments in funds) in order to continue to attract significant amounts of new investment capital. Such changes would adversely affect our revenues and profitability. As has historically been the case, competition in our industry is based on a number of factors, including:

- investment performance;
- investors' liquidity and willingness to invest;
- investor perception of investment managers' drive, focus and alignment of interest;
- changing, often attenuated decision making processes used by investors;
- our actual or perceived financial condition, liquidity and stability;
- the quality and mix of services provided to, and the duration of relationships with, investors;
- our business reputation; and
- the level of fees and expenses charged for services.

We compete in all aspects of our business with a large number of investment management firms, private equity fund sponsors, hedge fund sponsors and other financial institutions. A number of factors serve to increase our competitive risks:

- investors may develop concerns that we will allow a business to grow to the detriment of its performance;
- investors may reduce their investments with us or not make additional investments with us based upon dissatisfaction with our investment performance, market conditions, their available capital or their perception of the health of our business;
- some of our competitors have greater capital, a lower cost of capital, better access to financing, lower targeted returns or greater sector or investment strategy specific expertise than we do, which creates competitive disadvantages with respect to investment opportunities;
- some of our competitors may have greater technical, marketing and other resources than we possess;
- some of our competitors may perceive risk differently than we do, which could allow them either to outbid us for investments in particular sectors or, generally, to consider a wider variety of investments;
- some of our competitors may agree to more restrictive terms or policies (such as those related to electoral donations or a different standard of care) than we feel comfortable agreeing to, which would allow them to compete for the capital being invested by entities wishing to impose such terms;
- some of our funds may not perform as well as competitor funds or other available investment products;
- our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment, particularly if conditions in the debt markets increase our financing costs or make debt financing generally unavailable or cost prohibitive;
- some investors may prefer to invest with an investment manager that is not publicly traded; and
- other industry participants continuously seek to recruit our investment professionals, particularly our top performers, away from us.

These and other factors could reduce our earnings and revenues and materially adversely affect our business. In addition, if we are forced to compete with other alternative asset managers on the basis of price, we may not be able to maintain our current management and performance fee structures.

The due diligence process that we undertake in connection with investments by our investment funds or the public company may not reveal all relevant facts in connection with an investment.

Before making investments, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. In addition, if investment opportunities are scarce or the process for selecting bidders is competitive, our ability to conduct a due diligence investigation may be limited, and we would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity, including, among other things, the existence of fraud or other illegal or improper behavior. Moreover, such an investigation will not necessarily result in the investment being successful.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. While management has certified that our internal controls over financial reporting were effective as of December 31, 2012, 2011 and 2010, because internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules, we cannot assure you that our internal control over financial reporting will be effective in the future. For example, the FASB has proposed changes to the rules for consolidating entities in financial statements, which, if enacted with respect to our funds, may require us to consolidate entities that we do not currently consolidate, and, therefore, to document and test effective internal controls over the financial reporting of these entities in accordance with Section 404, which we may be unable to do. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm would not be able to certify as to the effectiveness of our internal control over financial reporting as of the required dates. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our credit agreement. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our share price and impairing our ability to raise capital.

Our continued growth places significant demands on our administrative, operational and financial resources.

Our continued growth creates significant demands on our legal, accounting and operational infrastructure, and results in increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of our growth, but also of significant differences in the investing strategies of our different businesses and of the differences between old and new lines of business. For example, in April 2010, we acquired Logan Circle, which requires operational infrastructure that differs from the infrastructure used in our alternative asset management business, which we were not familiar with prior to the acquisition. In addition, we recently opened an office in Singapore, which subjects us to Asian regulatory and market risks, and we are generally focused on expanding our presence in Asia. In July 2012, our workforce grew significantly when we became the manager of several senior living facilities (the compensation expense of which is reimbursed to us by the owners of the facilities), which has placed significant demands on our human resources and other infrastructure. We are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting and regulatory developments. Moreover, the strains upon our resources caused by our growth are compounded by the additional demands imposed upon us as a public company with shares listed on the New York Stock Exchange and, thus, subject to an extensive body of regulations.

Our continued growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges:

- maintaining adequate accounting, financial, compliance, trading and other business controls,
- implementing new or updated information, financial and disclosure systems and procedures, and
- recruiting, training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

Our organizational documents do not limit our ability to enter into new lines of businesses, and we may enter into new businesses, make future strategic investments or acquisitions or enter into joint ventures, each of which may result in additional risks and uncertainties in our business.

We intend, to the extent that market conditions warrant, to grow our business by increasing management fee paying assets under management in existing businesses and creating new investment products. Our organizational documents, however, do not limit us to the investment management business. Accordingly, we may pursue growth through strategic investments, acquisitions or joint ventures, which may include entering into new lines of business, such as the banking, insurance or financial advisory industries, and which may involve assuming responsibility for the actual operation of assets or entire companies. For example, in July 2012, we entered into the business of managing senior living facilities on behalf of Newcastle and another owner of senior living facilities. In addition, we expect opportunities will arise to acquire other alternative or traditional asset managers. To the extent we make strategic investments or acquisitions, enter into joint ventures, or enter into a new line of business, we will face numerous risks and uncertainties, including risks associated with (i) the required investment of capital and other resources, (ii) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, and (iii) combining or integrating operational and management systems and controls. Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk and negative publicity. For example, in April 2010 we acquired Logan Circle, which is a traditional asset manager that is required to comply with ERISA regulations from which our other funds are currently generally exempt and which operates under a standard of care that is generally less favorable to us and exposes us to greater liability for simple negligence than do our alternative asset management businesses. In addition, our management of senior living facilities exposes us to licensing and regulatory regimes with which we have limited experience, as well as litigation risk arising from, among other things, the care of seniors. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. In the case of joint ventures, we are subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

Our revenue and profitability fluctuate, particularly inasmuch as we cannot predict the timing of realization events in our private equity and credit PE businesses, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause volatility in the price of our Class A shares.

We experience significant variations in revenues and profitability during the year and among years because, among other reasons, we are paid incentive income from certain funds only when investments are realized, rather than periodically on the basis of increases in the funds' net asset values. The timing and receipt of incentive income generated by our private equity funds and credit PE funds is event driven and thus highly variable, which contributes to the volatility of our segment revenue, and our ability to realize incentive income from our private equity funds and credit PE funds may be limited. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment and then to realize the cash value (or other proceeds) of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be several years before any profits can be realized. We cannot predict when, or if, any realization of investments will occur. If we were to have a realization event in a particular quarter, it may have a significant impact on our segment revenues and profits for that particular quarter that may not be replicated in subsequent quarters. In addition, our private equity fund and credit PE fund investments are adjusted for accounting purposes to their net asset value at the end of each quarter, resulting in income (loss) attributable to our principal investments, even though we receive no cash distributions from our private equity funds and credit PE funds, which could increase the volatility of our quarterly earnings. The terms of the operating documents of our private equity funds and credit PE funds generally require that if any investment in a particular fund has been marked down below its initial cost basis, the aggregate amount of any such markdowns (plus the amount of the accrued preferred return on the capital used to make such investments) be factored into the computation of the amount of any incentive income we would otherwise collect on the realization of other investments within the same fund. This provision generally will result in an overall lower level of incentive income being collected by the Company in the near term for any private equity fund or credit PE fund that has investments that are carried both above and below their cost basis. To the extent that our principal investments in our private equity funds or credit PE funds (or direct investments in private equity transactions) are marked down, such mark-downs will flow through our statements of operations as a GAAP loss, even in circumstances where we have a long investment horizon and have no present intention of selling the investment.

With respect to our hedge funds, our incentive income is paid annually if the net asset value of a fund has increased for the period. The amount (if any) of the incentive income we earn from our hedge funds depends on the increase in the net asset value of the funds, which is subject to market volatility. Our liquid hedge funds have historically experienced significant fluctuations in net asset value from month to month. Certain of our hedge funds also have "high water marks" whereby we do not earn incentive income for a particular period even though the fund had positive returns in such period if the fund had greater losses in prior periods. Therefore, if a hedge fund experiences losses in a period, we will likely not be able to earn incentive income from that fund until it surpasses the previous high water mark. Each fund must generate earnings, on an investor by investor basis, equal to any amount lost as a result of negative performance before it will generate additional incentive income for us from existing fund investors. See the "Management Agreements and Fortress Funds" note to the consolidated financial statements included herein for more information.

In addition, no private equity fund or credit PE fund will earn incentive income on any particular investment in the event that the aggregate carrying value of the other investments contained in the same fund is lower than the invested and unreturned capital in such fund plus, in some cases, any preferred return relating to such fund. The net asset values of some of these private equity style funds, as of period end, were below these amounts as they apply to the respective funds and, thus, these funds will not be able to earn incentive income until their respective net asset values exceed these amounts. See the "Management Agreements and Fortress Funds" note to the consolidated financial statements included herein for more information.

These quarterly fluctuations in our revenues and profits in any of our businesses could lead to significant volatility in the price of our Class A shares.

An increase in our borrowing costs may adversely affect our earnings and liquidity.

Under our current credit agreement, as of February 26, 2013, we have a $150.0 million revolving credit facility (including a $15.0 million letter of credit subfacility). As of February 26, 2013, $147.1 million was available to be drawn; we had no loans outstanding thereunder and $2.9 million of letters of credit were outstanding. Borrowings under our revolving credit facility mature in February 2016. As we approach the maturity date of a facility, we may seek to enter into new facilities or issue new debt, which could result in higher borrowing costs, or to issue equity, which would dilute existing shareholders. We could also repay a facility by using cash on hand (if available) or cash from the sale of our assets. No assurance can be given that we will be able to enter into new facilities, issue new debt or issue equity in the future on attractive terms, or at all.

Our credit facility loans are typically LIBOR-based floating-rate obligations, and the interest expense we incur will vary with changes in the applicable LIBOR reference rate. As a result, an increase in short-term interest rates will increase our interest costs and will reduce the spread between the returns on our investments and the cost of our borrowings. An increase in interest rates would adversely affect the market value of any fixed-rate debt investments and/or subject them to prepayment or extension risk, which may adversely affect our earnings and liquidity. We may, from time to time, hedge these interest rate related risks. There is no guarantee that any such hedges will be economically effective.

We have previously participated in large-sized investments, which involve certain complexities and risks that are not encountered in small- and medium-sized investments.

Our private equity funds have previously participated in several large transactions. The increased size of these investments involves certain complexities and risks that may not be encountered in small- and medium-sized investments. For example, larger transactions may be more difficult to finance and complete, and exiting larger deals may present challenges in many cases. In addition, larger transactions may entail greater scrutiny by regulators, labor unions, political bodies and other third parties and greater risk of litigation. Any of these factors could increase the risk that our larger investments could be unsuccessful. The consequences to our investment funds of an unsuccessful larger investment could be more severe than those of a smaller investment.

Our investment funds often make investments in companies that we do not control.

Investments by most of our investment funds will include debt instruments and equity securities of companies that we do not control. Such instruments and securities may be acquired by our investment funds through trading activities or through purchases of securities from the issuer. In addition, our private equity funds and credit PE funds may acquire debt investments or minority equity interests (particularly in consortium transactions, as described in "–We have previously participated in large-sized investments, which involve certain complexities and risks that are not encountered in small- and medium-sized investments") and may also dispose of a portion of their majority equity investments in portfolio companies over time in a manner that results in the investment funds retaining a minority investment. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the company may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of investments by our investment funds could decrease, and our financial condition, results of operations and cash flow could suffer as a result.

Risks Related to Our Funds

Our results of operations are dependent on the performance of our funds. Poor fund performance will result in reduced revenues, reduced returns on our principal investments in the funds and reduced earnings. Poor performance of our funds will also make it difficult for us to retain or attract investors to our funds and to grow our business. The performance of each fund we manage is subject to some or all of the following risks.

The historical performance of our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on our Class A shares.

The historical and potential future returns of the funds we manage are not directly linked to returns on our Class A shares. Therefore, readers should not conclude that positive performance of the funds we manage will necessarily result in positive returns on our Class A shares. However, poor performance of the funds we manage will cause a decline in our revenue from such funds and will therefore have a negative effect on our performance and the returns on our Class A shares.

Moreover, with respect to the historical performance of our funds:

- the historical performance of our funds should not be considered indicative of the future results that should be expected from such funds or from any future funds we may raise;
- the performance of a number of our funds that is calculated on the basis of net asset value of the funds' investments reflects unrealized gains that may never be realized;
- our funds' returns have benefited historically from investment opportunities and general market conditions that currently may not exist and may not repeat themselves, and there can be no assurance that our current or future funds will be able to avail themselves of profitable investment opportunities; and
- several of our private equity portfolio companies have become public companies and have experienced significant subsequent decreases in their public market value. There can be no assurance that we will be able to realize such investments at profitable sale prices, particularly if market conditions are weak or the market perceives that the companies will perform less well when a Fortress fund reduces its investment in them.

Poor performance of our funds would cause a decline in our revenue and results of operations, could obligate us to repay incentive income previously paid to us, and could adversely affect our ability to raise capital for future funds.

Poor performance of our funds could have a material adverse impact on our primary sources of revenue, which are: (1) management fees, which are based on the size of our funds; (2) incentive income, which is based on the performance of our funds; and (3) investment income (loss) from our investments in the funds, which we refer to as our "principal investments." Losses in our funds result in a decrease in the size of our funds, which results in lower management fee revenues. In addition, our funds may be unable to pay all or part of the management fees that we are owed for an indeterminate period of time, or they may require advances to cover expenses if they perform poorly or suffer from liquidity constrains due to operational or market forces.

In situations where we have deferred the receipt of management or other fees in order to provide liquidity to one or more of our managed funds, amounts that we have receivable from those funds may be difficult to collect in the future (or may take longer than anticipated to collect) if such funds have continued liquidity problems or if fund investors raise objections to such collections. As of December 31, 2012, the aggregate amount of management fees that various of our managed funds currently owe but have not yet paid was approximately $43.7 million, of which $12.2 million has been fully reserved by us, and the aggregate amount of advances made by the public company on behalf of various of our managed funds to cover expenses was approximately $17.3 million. The amount of deferred management fees and reimbursements may increase in the future.

In addition, as a result of the performance of our funds or other factors, hedge fund investors may redeem their investments in our funds, while investors in private equity funds and credit PE funds may decline to invest in future funds we raise. Our liquid hedge funds received redemption requests from fee-paying investors for a total of $1.5 billion, $2.4 billion and $1.2 billion during the years ended December 31, 2012, 2011, and 2010 respectively, and our credit hedge funds received $0.2 billion, $0.8 billion, and $0.7 billion of return of capital requests from fee-paying investors during the years ended December 31, 2012, 2011, and 2010 respectively. Our liquid hedge fund redemptions for 2012 include $0.7 billion of capital returned to investors in the Fortress Commodities Funds which closed in the second quarter of 2012.

If, as a result of poor performance of investments in a private equity fund or credit PE fund, the fund does not achieve total investment returns that exceed a specified investment return threshold for the life of the fund, we will be obligated to repay the amount by which incentive income that was previously distributed to us exceeds the amounts to which we are ultimately entitled. We have contractually agreed to guarantee the payment in certain circumstances of such "clawback" obligations for our managed investment funds that are structured as private equity funds and credit PE funds. If all of our existing private equity funds and credit PE funds were liquidated at their NAV as of December 31, 2012, the cumulative clawback obligation to investors in these funds would be approximately $57.6 million (net of amounts that would be due from employees pursuant to profit sharing arrangements, and without regard to potential tax adjustments).

We may be unable – as a result of poor fund performance or other issues – to raise enough new capital and new funds to seize investment opportunities in the future. If our competitors are more successful than we are in raising new fund capital and seizing investment opportunities, we may face challenges in competing for future investor capital and investment opportunities.

Difficult market conditions can adversely affect our funds in many ways, including by reducing the value or performance of the investments made by our funds and reducing the ability of our funds to raise or deploy capital, which could materially reduce our revenue and adversely affect our results of operations.

Our funds are materially affected by conditions in the global financial markets and economic conditions throughout the world. The global market and economic climate may be adversely affected by factors beyond our control, including rising interest rates or accelerating asset deflation or inflation, deterioration in the credit and finance markets, deterioration in the credit of sovereign nations, terrorism or political uncertainty. In the event of a continued market downturn, each of our businesses could be affected in different ways. Our private equity funds have faced reduced opportunities to sell and realize value from their existing investments. In addition, adverse market or economic conditions as well as the slowdown of activities in particular sectors in which portfolio companies of these funds operate (including, but not limited to, travel, leisure, real estate, media and gaming) have had an adverse effect on the earnings and liquidity of such portfolio companies, which in some cases has negatively impacted the valuations of our funds' investments and, therefore, our actual and potential earnings from management and incentive fees.

The recent financial downturn adversely affected our operating performance in a number of ways, and if the economy were to re-enter a period of recession, it may cause our revenue, results of operations and financial condition to decline by causing:

- AUM to decrease, lowering management fees;
- increases in costs associated with financial instruments;
- adverse conditions for our portfolio companies (e.g., decreased revenues, liquidity pressures, increased difficulty in obtaining access to financing and complying with the terms of existing financings as well as increased financing costs);
- lower investment returns, reducing incentive income or eliminating incentive income for a period of time;
- reduced demand to purchase assets held by our funds, which would negatively affect the funds' ability to realize value from such assets;
- material reductions in the value of our private equity fund investments in portfolio companies, which would reduce our ability to realize incentive income from these investments;
- difficulty raising additional capital;
- investor redemptions, resulting in lower fees and potential increased difficulty in raising new capital; and
- decreases in the carrying value of our principal investments.

Furthermore, while difficult market conditions may increase opportunities to make certain distressed asset investments, such conditions also increase the risk of default with respect to investments held by our funds with debt investments, in particular the mortgage opportunities funds and the Castles. Our liquid hedge funds may also be adversely affected by difficult market conditions if they fail to predict the adverse effect of such conditions on particular investments, resulting in a significant reduction in the value of those investments.

Our funds may make investments that are concentrated in certain companies, asset types or geographical regions, which means that negative developments in certain sectors could have a material adverse effect on our revenues and results of operations.

The governing agreements of our funds contain limited investment restrictions and limited requirements as to diversification of fund investments, whether by geographic region or asset type. Many of our private equity funds have significant investments in particular companies whose assets are concentrated in certain industries, and from time to time we may establish funds that target particular asset classes, such as our MSR Opportunities Fund. Sectors in which our funds have significant investments include transportation, financial services (particularly loan servicing), leisure and gaming, real estate (including Florida commercial real estate and German residential real estate) and senior living facilities. If these sectors, or any other sector in which our funds have concentrated investments, were adversely affected by market conditions or other factors, certain of our funds may perform poorly. For example, if the commercial real estate operating environment in Florida remains challenging or deteriorates further, our fund investments in Flagler Development Group could decline in value and potentially have a material adverse effect on overall fund performance. Moreover, poor performance by our private equity business could harm our reputation, which could make it difficult for us to raise capital for our other businesses. For a description of the consequences to us of poor fund performance, see "—Poor performance of our funds would cause a decline in our revenue and results of operations, could obligate us to repay incentive income previously paid to us, and could adversely affect our ability to raise capital for future funds."

Our Castles and funds could be adversely affected by a contraction of the structured finance and mortgage markets.

Our Castles have historically relied on the structured finance and mortgage markets in order to obtain leverage and thereby increase the yield on substantially all of their investments. To the extent that volatility in those credit markets leads to a situation where financing of that type is unavailable or limited (as has been the case for Newcastle since mid-2007 and is currently the case for both Castles), our Castles may be unable to make new investments on a basis that is as profitable as during periods when such financing was available. Furthermore, it could significantly reduce the yield available for reinvesting capital received from prior investments, thereby reducing profits. As a result of impairments recorded in connection with the 2008-2009 market disruption, we do not expect to earn incentive income from the Castles for an indeterminate period of time.

Many of our funds also have relied on the structured finance markets. To the extent that financing of that type is unavailable or limited, such funds may be unable to make certain types of investments as the yield on those investments will be outside of the funds' target range without leverage. This could reduce the overall rate of return such funds obtain from their investments and could lead to a reduction in overall investments by those funds and a slower rate of growth of fee paying assets under management in those funds, with a commensurate decrease in the rate of growth of our management fees.

We and our funds are subject to counterparty default and concentration risks.

Our funds enter into numerous types of financing arrangements with counterparties around the world, including loans, hedge contracts, swaps, repurchase agreements and other derivative and non-derivative contracts. The terms of these contracts are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight. In particular, some of our funds utilize prime brokerage arrangements with a relatively limited number of counterparties, which has the effect of concentrating the transaction volume (and related counterparty default risk) of these funds with these counterparties. Our funds may also experience counterparty concentration risk with respect to partners in coinvestments.

Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur rapidly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack the contractual ability or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which are precisely the times when defaults may be most likely to occur.

In addition, our risk-management models may not accurately anticipate the impact of market stress or counterparty financial condition, and as a result, we may not take sufficient action to reduce our risks effectively. Although each of our funds monitors its credit exposures, default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants, which may in turn expose us to significant losses.

In the event of a counterparty default, particularly a default by a major investment bank, one or more of our funds could incur material losses, and the resulting market impact of a major counterparty default could harm our business, results of operation and financial condition. In the event that one of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable legal regime governing the bankruptcy proceeding.

The counterparty risks that we face have increased in complexity and magnitude as a result of the recent insolvency of a number of major financial institutions (such as Lehman Brothers and MF Global) who served as counterparties for derivative contracts, insurance policies and other financial instruments. For example, the consolidation and elimination of counterparties has increased our concentration of counterparty risk and decreased the universe of potential counterparties, and our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In addition, counterparties have generally tightened their underwriting standards and increased their margin requirements for financing, which has the result of decreasing the overall amount of leverage available to our funds and increasing the costs of borrowing. For additional detail on counterparty risks, please see "—We are subject to risks in using prime brokers and custodians."

Because the public company is dependent on receiving cash from our funds, any loss suffered by a fund as a result of a counterparty default would also affect the results of the public company. In addition, the board of directors of the public company has only limited ability to influence any fund's choice of, or the amount of a fund's exposure to, any given counterparty. As a result, our funds may have concentrated exposure to one or more counterparties and thus be exposed to a heightened risk of loss if that counterparty defaults. This may mean that the Company has a significant concentration of risk with one or more particular counterparties at any particular time if aggregate counterparty risk were to be measured across all of the various Fortress Funds.

Third party investors in our investment funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested by us, which could adversely affect a fund's operations and performance.

Investors in our private equity and credit PE funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling their commitments when we call capital from them in order for those funds to consummate investments and otherwise pay their obligations (for example, management fees) when due. As of the end of the reporting period, we have not had investors fail to honor capital calls to any extent meaningful to us. Any investor that did not fund a capital call would generally be subject to several possible penalties, including having a significant amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance early in the life of the fund, then the forfeiture penalty may not be as meaningful. Investors may also negotiate for lesser or reduced penalties at the outset of the fund, thereby inhibiting our ability to enforce the funding of a capital call. If investors were to fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

Investors in our hedge funds may redeem their investments, and investors in our private equity funds and credit PE funds may elect to dissolve the funds, at any time without cause. These events would lead to a decrease in our assets under management (and, therefore, our revenues), which could be substantial and could lead to a material adverse effect on our business.

Investors in our hedge funds may generally redeem their investments on an annual or quarterly basis, subject to the applicable fund's specific redemption provisions, and our flagship liquid markets hedge fund has a monthly redemption class. Investors may decide to move their capital away from us to other investments for any number of reasons in addition to poor investment performance. Factors that could result in investors leaving our funds include the need to increase available cash reserves or to fund other capital commitments, changes in interest rates that make other investments more attractive, the publicly traded nature of the indirect parent of their manager, changes in investor perception regarding our focus or alignment of interest, dissatisfaction with changes in or broadening of a fund's investment strategy, changes in our reputation, and departures or changes in responsibilities of key investment professionals. In a declining financial market, the pace of redemptions and consequent reduction in our fee paying assets under management could accelerate. The decrease in our revenues that would result from significant redemptions in our hedge fund business would have a material adverse effect on our business.

Our liquid hedge funds received redemption requests from fee-paying investors for a total of $1.5 billion, $2.4 billion, and $1.2 billion during the years ended December 31, 2012, 2011, and 2010, respectively. Our liquid hedge fund redemptions for 2012 include $0.7 billion of capital returned to investors in the Fortress Commodities Funds which closed in the second quarter of 2012. Investors in our credit hedge funds are permitted to request that their capital be returned generally on an annual basis, and such returns of capital may be paid over time as the underlying investments are liquidated, in accordance with the governing documents of the applicable funds. Our credit hedge funds received $0.2 billion, $0.8 billion, and $0.7 billion of return of capital requests from fee-paying investors during the years ended December 31, 2012, 2011 and 2010, respectively.

In addition, the investors in our private equity, credit PE and certain hedge funds may, subject to certain conditions, act at any time to accelerate the liquidation date of the fund without cause, resulting in a reduction in management fees we earn from such funds and a significant reduction in the amounts of total incentive income we could earn from those funds. See "Our removal as the investment manager, or the liquidation, of one or more of our funds could have a material adverse effect on our business, results of operations and financial condition." Incentive income could be significantly reduced as a result of our inability to maximize the value of a fund's investments in a liquidation. The occurrence of such an event with respect to any of our funds would, in addition to the significant negative impact on our revenue and earnings, likely result in significant reputational damage as well.

A decline in AUM could result in one or more defaults under our fund agreements, which could negatively impact our business.

Our funds have various agreements that create debt or debt-like obligations (such as repurchase arrangements, ISDAs, credit default swaps and total return swaps, among others) with a material number of counterparties. Such agreements in many instances contain covenants or "triggers" that require our funds to maintain specified amounts of assets under management. Decreases in such funds' AUM (whether due to performance, redemption, or both) that breach such covenants may result in defaults under such agreements, and such defaults could permit the counterparties to take various actions that would be adverse to the funds, including terminating the financing arrangements, increasing the amount of margin or collateral that the funds are required to post (so-called "supercollateralization" requirements) or decreasing the aggregate amount of leverage that such counterparty is willing to provide to our funds. In particular, many such covenants to which our hedge funds are party are designed to protect against sudden and pronounced drops in AUM over specified periods, so if our funds were to receive larger-than-anticipated redemption requests during a period of poor performance, such covenants may be breached. Defaults under any such covenants would be likely to result in the affected funds being forced to sell financed assets (which sales would presumably occur in suboptimal or distressed market conditions) or otherwise raise cash by reducing other leverage, which would reduce the funds' returns and our opportunities to produce incentive income from the affected funds.

Many of our funds invest in high-risk, illiquid assets that often have significantly leveraged capital structures, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount we invest in these activities.

Many of our funds invest in securities, loans or other assets that are not publicly traded. In many cases, our funds may be prohibited by contract or by applicable securities laws from selling such securities for a period of time. Our funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, our funds may be forced to sell securities at a loss under certain conditions. The ability of many of our funds, particularly our private equity funds, to dispose of investments is heavily dependent on the public equity markets, inasmuch as our ability to realize any value from an investment may depend upon our ability to sell equity of the portfolio company in the public equity markets through an initial public offering or secondary public offering of shares of the portfolio company in which such investment is held.

Furthermore, large holdings even of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. The illiquid nature of many of our funds' assets may negatively affect a fund's ability to retain sufficient liquidity to satisfy its obligations as they become due. As a result, a fund with illiquid assets may be unable, for example, to generate sufficient liquidity to pay the management fees or other amounts due to the manager, which would, in turn, reduce the amounts we receive from our funds, thereby reducing the amount of funds available to us to satisfy our obligations, including any obligations under our credit agreement.

In addition, many of our funds invest in businesses with capital structures that have significant leverage. The large amount of borrowing in the leveraged capital structure of such businesses increases the risk of losses due to factors such as rising interest rates, downturns in the economy or deteriorations in the condition of the investment or its industry. In the event of defaults under borrowings, the assets being financed would be at risk of foreclosure, and the fund could lose its entire investment.

Our funds are subject to risks due to potential illiquidity of assets.

Our funds may make investments or hold trading positions in markets that are volatile and which may be illiquid. Timely divestiture or sale of trading positions can be impaired by decreased trading volume, increased price volatility, concentrated trading positions, limitations on the ability to transfer positions in highly specialized or structured transactions to which we may be a party, and changes in industry and government regulations. When a fund holds a security or position it is vulnerable to price and value fluctuations and may experience losses to the extent the value of the position decreases and it is unable to timely sell, hedge or transfer the position. Therefore, it may be impossible or costly for our funds to liquidate positions rapidly, particularly if the relevant market is moving against a position or in the event of trading halts or daily price movement limits on the market or otherwise. Alternatively, it may not be possible in certain circumstances for a position to be purchased or sold promptly, particularly if there is insufficient trading activity in the relevant market or otherwise.

The funds we manage may operate with a substantial degree of leverage. They may borrow, invest in derivative instruments and purchase securities using borrowed money, so that the positions held by the funds may in aggregate value exceed the net asset value of the funds. This leverage creates the potential for higher returns, but also increases the volatility of a fund, including the risk of a total loss of the amount invested. In addition, our private equity funds have historically leveraged some of their investments in order to return capital to investors earlier than would have otherwise been possible without a sale of the asset. In many such cases, such debt was secured by publicly-traded stock of portfolio companies. To the extent that the value of such collateral decreases due to decreases in the share price of such portfolio companies, our funds may be subject to margin calls that require them to call additional capital from investors, sell assets or otherwise take actions that decrease the overall return of the impacted funds. Such actions would result in overall decreased revenues for us and a lower likelihood of generating incentive income from the affected investments.

The risks identified above will be increased if a fund is required to rapidly liquidate positions to meet redemption requests, margin requests, margin calls or other funding requirements on that position or otherwise. The inability to rapidly sell positions due to a lack of liquidity has historically been the cause of substantial losses in the hedge fund industry. The ability of counterparties to force liquidations following losses or a failure to meet a margin call can result in the rapid sale of highly leveraged positions in declining markets, which would likely subject our hedge funds to substantial losses. We may fail to adequately predict the liquidity that our funds require to address counterparty requirements due to falling values of fund investments being financed by such counterparties, which could result not only in losses related to such investments, but in losses related to the need to liquidate unrelated investments in order to meet the fund's obligations. Our funds may incur substantial losses in the event significant capital is invested in highly leveraged investments or investment strategies. Such losses would result in a decline in AUM, lead to investor requests to redeem remaining AUM (in the case of our hedge funds), and damage our reputation, each of which would materially and adversely impact our earnings.

Valuation methodologies for certain assets in our funds can be subject to significant subjectivity, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds.

There are no readily-ascertainable market prices for a very large number of illiquid investments in our private equity and credit private equity and, to a lesser extent, credit hedge funds as well as a small number of so-called "sidepocket" investments in our liquid hedge funds. The fair value of such investments of our funds is determined periodically by us based on the methodologies described in the funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, bid or ask prices provided by third parties for the investment, the length of time the investment has been held, the trading price of securities (in the case of publicly traded securities), restrictions on transfer and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on a variety of estimates and assumptions specific to the particular investments, and actual results related to the investment therefore often vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because many of the illiquid investments held by our funds are in industries or sectors that are unstable, in distress, or in the midst of some uncertainty, such investments are subject to rapid changes in value caused by sudden company-specific or industry-wide developments. In addition, in many markets, transaction flow is limited due to uncertainty about accurate asset valuations, which may cause hedge fund investors to become concerned about valuations of funds that have illiquid or hard-to-value assets. This concern may lead to increased redemptions by investors irrespective of the performance of the funds. In addition, uncertainty about asset values on redemptions from our investments in our hedge funds may lead to an increased risk of litigation by investors over net asset values.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's net asset value do not necessarily reflect the prices that would actually be obtained by us on behalf of the fund when such investments are sold. The SEC has recently announced that it is undertaking a significant review of valuation practices within the private equity industry, so there will be increased regulatory scrutiny on the issue in the future. Realizations at values significantly lower than the values at which investments have been reflected in fund net asset values would result in losses for the applicable fund, a decline in asset management fees and the loss of potential incentive income. Also, a situation where asset values turn out to be materially different than values reflected in fund net asset values could cause investors to lose confidence in us, which would, in turn, result in redemptions from our hedge funds or difficulties in raising additional private equity funds and credit PE funds.

Certain of our funds utilize special situation, distressed debt and mortgage-backed investment strategies that involve significant risks.

Our private equity and credit funds invest in obligors and issuers with weak financial conditions, poor operating results, substantial financial needs, negative net worth, and/or special competitive problems. These funds also invest in obligors and issuers that are involved in bankruptcy or reorganization proceedings. With such investments, it may be difficult to obtain complete information as to the exact financial and operating conditions of these obligors and issuers. Additionally, the fair values of such investments are subject to abrupt and erratic market movements and significant price volatility if they are widely traded securities, and they are subject to significant uncertainty in general if they are not widely traded securities or have no recognized market. A fund's exposure to such investments may be substantial in relation to the market for those investments, and the assets are likely to be illiquid and difficult to sell or transfer. As a result, it may take a number of years for the fair value of such investments to ultimately reflect their intrinsic value as perceived by us. For example, several of our funds from time to time make significant investments in mortgage backed securities and other investments that are directly or indirectly related to the value of real estate in various locations around the world, particularly in the United States. As a result, the results of a number of our funds have been, and may continue to be affected, in some cases materially, by fluctuations in the value of real estate and real estate related investments. Such fluctuations could have a meaningful impact on the performance of the applicable fund and potentially on our operating results.

A central feature of our distressed investment strategy is our ability to successfully predict the occurrence of events such as mortgage default rates, mortgage prepayment rates, the amounts of any prepayments, maturity extensions, interest rates for mortgage-backed securities and similar instruments as well as corporate events such as capital raises, restructurings, reorganizations, mergers and other transactions. Predicting any of these data points is difficult, and if our analyses are inaccurate, the actual results of such investments could be materially lower than expected and the applicable fund's investment results could decline sharply.

In addition, these investments could subject our private equity, credit PE funds and hedge funds to certain potential additional liabilities that may exceed the value of their original investment. Under certain circumstances, payments or distributions on certain investments may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, a preferential payment or similar transaction under applicable bankruptcy and insolvency laws. In addition, under certain circumstances, a lender that has inappropriately exercised control of the management and policies of a debtor may have its claims subordinated or disallowed, or may be found liable for damages suffered by parties as a result of such actions. In the case where the investment in securities of troubled companies is made in connection with an attempt to influence a restructuring proposal or plan of reorganization in bankruptcy, our funds may become involved in substantial litigation.

If our risk management systems for our fund business are ineffective, we may be exposed to material unanticipated losses.

In our fund business, we continue to refine our risk management techniques, strategies and assessment methods. However, our risk management techniques and strategies do not fully mitigate the risk exposure of our funds in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Some of our strategies for managing risk in our funds are based upon our use of historical market behavior statistics. We apply statistical and other tools to these observations to measure and analyze the risks to which our funds are exposed. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks in the funds or to seek adequate risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than the historical measures predict. Further, our mathematical modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses.

Some of our funds invest in foreign countries and securities of issuers located outside of the United States, which involves foreign exchange, political, social and economic uncertainties and risks.

Some of our funds invest a portion of their assets in the equity, debt, loans or other securities of issuers located outside the United States, which may entail risks that are not typically associated with an investment in a U.S. issuer. In addition to business uncertainties, such investments may be affected by changes in exchange values. Recently, the instability of the euro zone, including fears of sovereign debt defaults, and stagnant growth of certain euro zone member states have resulted in concerns regarding the suitability of a shared currency for the region, which could lead to the reintroduction of individual currencies for member states. If this were to occur, euro-denominated assets and liabilities of certain of our funds would be redenominated to such individual currencies, which could result in a mismatch in the values of assets and liabilities and expose us and certain of our funds to additional currency risks. Even if the euro is maintained, continued concerns regarding the stability of the euro zone and the potential effects of government intervention intended to address it could materially adversely affect our business.

Foreign investments may also expose us to political, social and economic uncertainties affecting a country or region, or to political hostility to investments by foreign or private equity investors. Many financial markets are not as developed or as efficient as those in the United States, and as a result, liquidity may be reduced and price volatility may be higher in those markets than in more developed markets. The legal and regulatory environment may also be different, particularly with respect to bankruptcy and reorganization, and may afford us less protection as a creditor than we may be entitled to under U.S. law. Financial accounting standards and practices may differ, and there may be less publicly available information in respect of such companies.

Restrictions imposed or actions taken by foreign governments may adversely impact the value of our fund investments. Restrictions imposed or actions taken by foreign governments could also include exchange controls, seizure or nationalization of foreign deposits and adoption of other governmental restrictions which adversely affect the prices of securities or the ability to repatriate profits on investments or even the capital invested. Income received by our funds from sources in some countries may be reduced by withholding and other taxes. Any such taxes paid by a fund will reduce the net income or return from such investments. While we will take these factors into consideration in making investment decisions, including when hedging positions, no assurance can be given that the funds will be able to fully avoid these risks or generate sufficient risk-adjusted returns.

Investments by our funds will frequently rank junior to investments made by others in the same company.

In most cases, the companies in which our investment funds invest will have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our investment. By their terms, such instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our fund's investment. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of securities ranking senior to our investment would typically be entitled to receive payment in full before distributions could be made in respect of our investment. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our fund's investment. To the extent that any assets remain, holders of claims that rank equally with our investment would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, the ability of our investment funds to influence a company's affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

Our fund investments are subject to numerous additional risks.

Our fund investments, including investments by our funds of hedge funds in other hedge funds, are subject to numerous additional risks, including the following:

- Certain of the funds are newly established funds without any operating history or are managed by management companies or general partners who do not have a significant track record as an independent manager.
- Generally, there are few limitations on the execution of our funds' investment strategies, which are, in some cases, subject to the sole discretion of the management company or the general partner of such funds. The execution of a particular fund's strategy – for example, a strategy involving the enforcement of intellectual property rights through litigation, or a strategy of purchasing pools of tax liens on residential buildings or pools of life settlements – may negatively impact one or more other Fortress funds whether due to reputational or other concerns. We have historically been subjected to intermittent protests by groups affiliated with an animal rights movement related to a particular investment. Although no Fortress Fund continues to hold the investment targeted by such protestors, the protest activity may nevertheless have a negative effect on our reputation.
- Our funds may engage in short-selling, which is subject to the theoretically unlimited risk of loss because there is no limit on how much the price of a security may appreciate before the short position is closed out. A fund may be subject to losses if a security lender demands return of the lent securities and an alternative lending source cannot be found or if the fund is otherwise unable to borrow securities that are necessary to hedge its positions.
- Our funds are exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem, thus causing the fund to suffer a loss. Counterparty risk is increased for contracts with longer maturities where events may intervene to prevent settlement, or where the fund has concentrated its transactions with a single or small group of counterparties. Generally, funds are not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. Moreover, the funds' internal consideration of the creditworthiness of their counterparties may prove insufficient. The absence of a regulated market to facilitate settlement may increase the potential for losses.
- Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This "systemic risk" may adversely affect the financial intermediaries (such as clearing agencies, clearing houses, banks, investment banks, securities firms and exchanges) with which the funds interact on a daily basis.
- The efficacy of investment and trading strategies depends largely on the ability to establish and maintain an overall market position in a combination of financial instruments. A fund's trading orders may not be executed in a timely and efficient manner due to various circumstances, including systems failures or human error. In such event, the funds might only be able to acquire some but not all of the components of the position, or if the overall position were to need adjustment, the funds might not be able to make such adjustment. As a result, the funds would not be able to achieve the market position selected by the management company or general partner of such funds, and might incur a loss in liquidating their position.
- Fund investments are subject to risks relating to investments in commodities, futures, options and other derivatives, the prices of which are highly volatile and may be subject to the theoretically unlimited risk of loss in certain circumstances, including if the fund writes a call option. Price movements of commodities,

futures and options contracts and payments pursuant to swap agreements are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. The value of futures, options and swap agreements also depends upon the price of the commodities underlying them. In addition, hedge funds' assets are subject to the risk of the failure of any of the exchanges on which their positions trade or of their clearinghouses or counterparties. Most U.S. commodities exchanges limit fluctuations in certain commodity interest prices during a single day by imposing "daily price fluctuation limits" or "daily limits," the existence of which may reduce liquidity or effectively curtail trading in particular markets. The Dodd-Frank Act will also give rise to a substantial set of new rules focused on the use of derivatives, which when fully formulated and enacted may lead to requirements to post additional capital or which may otherwise make our use of derivatives less efficient.

- Fund investments may also be subject to litigation, which could impact the value of the investment and harm the performance of one or more of our funds.

We have been engaged as the investment manager of third-party investment funds and managed accounts, and we may be engaged as the investment manager of other third-party investment funds or managed accounts in the future, and each such engagement exposes us to a number of potential risks.

Changes within the alternative asset management industry may cause investors of some funds to replace their existing fund or managed account managers or may cause certain such managers to resign. In such instances, we may seek to be engaged as investment manager of these funds or accounts. For example, in 2009, we became the investment manager of certain investment funds and accounts previously managed by D.B. Zwirn & Co., L.P.

While being engaged as investment manager of third-party funds or accounts potentially enables us to grow our business, it also entails a number of risks that could harm our reputation, results of operations and financial condition. For example, we may choose not to, or be unable to, conduct significant due diligence of the fund and its investments, and any diligence we undertake may not reveal all relevant facts that may be necessary or helpful in evaluating such engagement. We may be unable to complete such transactions, which could harm our reputation and subject us to costly litigation. We may willingly or unknowingly assume actual or contingent liabilities for significant expenses, we may become subject to new laws and regulations with which we are not familiar, and we may become subject to increased risk of litigation, regulatory investigation or negative publicity. For example, we have been named as a defendant in various lawsuits relating to the Zwirn portfolio, and as part of our role as manager, we may incur time and expense in defending these and any similar future litigation. In addition to defending against litigation, being engaged as investment manager may require us to invest significant capital and other resources for various other reasons, which could detract from our existing funds or our ability to capitalize on future opportunities. In addition, being engaged as investment manager may require us to integrate complex technological, accounting and management systems, which may be difficult, expensive and time-consuming and which we may not be successful in integrating into our current systems. If we include the financial performance of funds for which we have been engaged as the investment manager in our public filings, we are subject to the risk that, particularly during the period immediately after the engagement, this information may prove to be inaccurate or incomplete. The occurrence of any of these negative integration events could negatively impact our reputation with both regulators and investors, which could, in turn, subject us to additional regulatory scrutiny and impair our relationships with the investment community. The occurrence of any of these problems could negatively affect our reputation, financial condition and results of operations.

We are subject to risks in using prime brokers and custodians.

The funds in our hedge fund business depend on the services of prime brokers and custodians to carry out certain securities transactions. In the event of the insolvency of a prime broker and/or custodian, the funds might not be able to recover equivalent assets in full as they will rank among the prime broker's and custodian's unsecured creditors in relation to assets which the prime broker or custodian borrows, lends or otherwise uses. In addition, the funds' cash held with a prime broker or custodian will not be segregated from the prime broker's or custodian's own cash, and the funds will therefore rank as unsecured creditors in relation to the cash they have deposited.

Risks Related to Our Organization and Structure

Control by our principals of the combined voting power of our shares and holding their economic interest through Fortress Operating Group may give rise to conflicts of interests.

Our principals control a majority of the combined voting power of our Class A and Class B shares. Accordingly, our principals have the ability to elect all of the members of our board of directors, subject to Nomura's right to nominate one designee, and thereby to control our management and affairs. In addition, they are able to determine the outcome of all matters requiring shareholder approval and are able to cause or prevent a change of control of our company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our company. The control of voting power by our principals could deprive Class A shareholders of an opportunity to receive a premium for their Class A shares as part of a sale of our company, and might ultimately affect the market price of the Class A shares.

In addition, the shareholders agreement among us and the principals provides the principals, who are then employed by the Fortress Operating Group and who hold shares representing greater than 50% of the total combined voting power of all shares held by such principals, so long as the principals and their permitted transferees continue to hold more than 40% of the total combined voting power of our outstanding Class A and Class B shares, with approval rights over a variety of significant corporate actions, including:

- ten percent indebtedness: any incurrence of indebtedness, in one transaction or a series of related transactions, by us or any of our subsidiaries in an amount in excess of approximately 10% of the then existing long-term indebtedness of us and our subsidiaries;
- ten percent share issuance: any issuance by us, in any transaction or series of related transactions, of equity or equity-related securities that would represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 10% of the total combined voting power of our outstanding Class A and Class B shares other than (1) pursuant to transactions solely among us and our wholly owned subsidiaries, or (2) upon conversion of convertible securities or upon exercise of warrants or options, which convertible securities, warrants or options are either outstanding on the date of, or issued in compliance with, the shareholders agreement;
- investment of $250 million or more: any equity or debt commitment or investment or series of related equity or debt commitments or investments in an entity or related group of entities in an amount equal to or greater than $250 million;
- new business requiring investment in excess of $100 million: any entry by us or any of our controlled affiliates into a new line of business that does not involve investment management and that requires a principal investment in excess of $100 million;
- the adoption of a shareholder rights plan;
- any appointment of a chief executive officer or co-chief executive officer; or
- the termination without cause of the employment of a principal with us or any of our material subsidiaries.

Furthermore, the principals have certain consent rights with respect to structural changes involving our company.

Because our principals primarily hold their economic interests in our business directly through Fortress Operating Group, rather than through the public company, they may have conflicting interests with holders of Class A shares. For example, our principals may have different tax positions from us, which could influence their decisions regarding whether and when to dispose of assets, and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement. In addition, the structuring of future transactions may take into consideration the principals' tax considerations even where no similar benefit would accrue to us. Moreover, any distribution by Fortress Operating Group to us to satisfy our tax obligations, or to make payments to our principals under the tax receivable agreement will result in a corresponding pro rata distribution to our principals. Our principals are also entitled to distributions on their Fortress Operating Group units in respect of their tax obligations as holders of FOG units. As a result of the foregoing, amounts may be distributed to the holders of the FOG units that are greater in the aggregate, or are distributed earlier in time, than distributions that are made to holders of Class A shares (on a per share basis).

Our ability to pay regular dividends may be limited by our holding company structure; we are dependent on distributions from the Fortress Operating Group to pay dividends, taxes and other expenses. Our ability to pay dividends is also subject to not defaulting on our credit agreement.

As a holding company, our ability to pay dividends is subject to the ability of our subsidiaries to provide cash to us. When we declare a dividend on our Class A shares, we generally expect to cause Fortress Operating Group to make distributions to its unitholders, including our wholly-owned subsidiaries, pro rata in an amount sufficient to enable us to pay such dividends to our Class A shareholders. However, no assurance can be given that such distributions will or can be made. Our board can reduce or eliminate our dividend at any time, in its discretion, and our board determined not to pay any dividend to our Class A shareholders from the third quarter of 2008 through the third quarter of 2011. Our board has elected to resume quarterly dividends, beginning with the fourth quarter of 2011. In addition, Fortress Operating Group is required to make minimum tax distributions to its unitholders. See also "—Risks Related to Taxation—There can be no assurance that amounts paid as dividends on Class A shares will be sufficient to cover the tax liability arising from ownership of Class A shares." If Fortress Operating Group has insufficient funds, we may have to borrow additional funds or sell assets, which could materially adversely affect our liquidity and financial condition. In addition, Fortress Operating Group's earnings may be insufficient to enable it to make required minimum tax distributions to unitholders.

We are also subject to certain contingent repayment obligations that may affect our ability to pay dividends. We earn incentive income — generally 20% of the profits — from each of our private equity funds and credit PE funds based on a percentage of the profits earned by the fund as a whole, provided that the fund achieves specified performance criteria. We generally receive, however, our percentage share of the profits on each investment in the fund as it is realized, before it is known with certainty that the fund as a whole will meet the specified criteria. As a result, the incentive income paid to us as a particular investment made by the funds is realized is subject to contingent repayment (or "clawback") if, upon liquidation of the fund, the aggregate amount paid to us as incentive income exceeds the amount actually due to us based upon the aggregate performance of the fund. If we are required to repay amounts to a fund in order to satisfy a clawback obligation, any such repayment will reduce the amount of cash available to distribute as a dividend to our Class A shareholders. While the principals have personally guaranteed, subject to certain limitations, this ''clawback'' obligation related to certain funds, our shareholders agreement with them contains our agreement to indemnify the principals for all amounts that the principals pay pursuant to any of these personal guarantees in favor of our private equity funds and credit PE funds. Consequently, any requirement to satisfy a clawback obligation could impair our ability to pay dividends on our Class A shares.

There may also be circumstances under which we are restricted from paying dividends under applicable law or regulation (for example due to Delaware limited partnership or limited liability company act limitations on making distributions if liabilities of the entity after the distribution would exceed the value of the entity's assets). In addition, under our current credit agreement, the ability of the loan parties thereunder and certain of our other subsidiaries to make cash distributions is subject to certain restrictions, including the following restriction: no default exists at the time of declaration or event of default exists at the time of payment or immediately after giving effect thereto. Such restrictions on certain of our subsidiaries may in turn limit our ability to make cash distributions. The events of default under the credit agreement are typical of such agreements and include payment defaults, failure to comply with credit agreement covenants (including a leverage covenant that is negatively affected by realized losses), cross-defaults to material indebtedness, bankruptcy and insolvency and change of control. Our lenders may also attempt to exercise their security interests over substantially all of the assets of the Fortress Operating Group upon the occurrence of an event of default.

Tax consequences to the principals may give rise to conflicts of interests.

As a result of unrealized built-in gain attributable to the value of our assets held by the Fortress Operating Group entities at the time of our initial public offering, or as a result of other differences between the tax attributes of our principals and the Fortress Operating Group entities, upon the sale, refinancing or disposition of the assets owned by the Fortress Operating Group entities, our principals will incur different and significantly greater tax liabilities as a result of the disproportionately greater allocations of items of taxable income and gain to the principals upon a realization event. As the principals will not receive a corresponding greater distribution of cash proceeds, they may, subject to applicable fiduciary or contractual duties, have different incentives regarding the appropriate pricing, timing and other material terms of any sale, refinancing, or disposition, or whether to sell such assets at all. Decisions made with respect to an acceleration or deferral of income or deductions or the sale or disposition of assets may also influence the timing and amount of payments that are received by an exchanging or selling principal under the tax receivable agreement. All other factors being equal, earlier disposition of assets following a transaction will tend to accelerate such payments and increase the present value of the tax receivable agreement, and disposition of assets before a transaction will increase a principal's tax liability without giving rise to any rights to receive payments under the tax receivable agreement. Decisions made regarding a change of control also could have a material influence on the timing and amount of payments received by the principals pursuant to the tax receivable agreement.

We are required to pay our principals for most of the tax benefits we realize as a result of the tax basis step-up we receive in connection with taxable exchanges by our principals of units held in the Fortress Operating Group entities or our acquisitions of units from our principals.

At any time and from time to time, each of our principals and one senior employee (who is not a principal) has the right to exchange his Fortress Operating Group units for our Class A shares in a taxable transaction. These taxable exchanges, as well as our acquisitions of units from our principals, may result in increases in the tax depreciation and amortization deductions, as well as an increase in the tax basis of other assets, of the Fortress Operating Group that otherwise would not have been available. These increases in tax depreciation and amortization deductions, as well as the tax basis of other assets, may reduce the amount of tax that FIG Corp. and any other corporate taxpayers would otherwise be required to pay in the future, although the IRS may challenge all or part of increased deductions and tax basis increase, and a court could sustain such a challenge.

We have entered into a tax receivable agreement with our principals that provides for the payment by the corporate taxpayers to our principals of 85% of the amount of tax savings, if any, that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control, as discussed below) as a result of these increases in tax deductions and tax basis of the Fortress Operating Group. The payments that the corporate taxpayers may make to our principals could be material in amount.

Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, our principals will not reimburse the corporate taxpayers for any payments that have been previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made to our principals under the tax receivable agreement in excess of the corporate taxpayers' cash tax savings. The corporate taxpayers' ability to achieve benefits from any tax basis increase, and the payments to be made under this agreement, will depend upon a number of factors, including the timing and amount of our future income.

In addition, the tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control, the corporate taxpayers' (or their successors') obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control) would be based on certain assumptions, including that the corporate taxpayers would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement.

If we were deemed an investment company under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our Class A shares.

We do not believe that we are an "investment company" under the Investment Company Act of 1940 because the nature of our assets and the sources of our income exclude us from the definition of an investment company pursuant to Rule 3a-1 under the Investment Company Act of 1940. In addition, we believe we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business. If one or more of the Fortress Operating Group entities ceased to be a wholly owned subsidiary of ours, our interests in those subsidiaries could be deemed an "investment security" for purposes of the Investment Company Act of 1940. Generally, a person is an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act of 1940, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and would have a material adverse effect on our business and the price of our Class A shares.

Risks Related to Our Class A Shares

The market price and trading volume of our Class A shares may be volatile, which could result in rapid and substantial losses for our shareholders.

The market price of our Class A shares may be highly volatile. In addition, the trading volume in our Class A shares may fluctuate and cause significant price variations to occur, which may limit or prevent investors from readily selling their Class A shares and may otherwise negatively affect the liquidity of our Class A shares. If the market price of our Class A shares declines significantly, holders may be unable to resell their Class A shares at or above their purchase price, if at all. We cannot provide any assurance that the market price of our Class A shares will not fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of our Class A shares or result in fluctuations in the price or trading volume of our Class A shares include:

- variations in our quarterly operating results or dividends, or a reversal of our decision to resume quarterly dividends;
- failure to meet analysts' earnings estimates;
- sales by the company, key executives or other shareholders of a significant amount of our equity securities;
- difficulty in complying with the provisions in our credit agreement such as financial covenants;
- publication of research reports or press reports about us, our investments or the investment management industry or the failure of securities analysts to cover our Class A shares;
- additions or departures of our principals and other key management personnel or lack of certainty about our principals' employment agreements, whose term ends in January 2017;
- adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
- actions by shareholders;
- changes in market valuations of similar companies;
- speculation in the press or investment community;

- changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;
- litigation or governmental investigations or regulatory activities;
- fluctuations in the performance or share price of other alternative asset managers;
- poor performance or other complications affecting our funds or current or proposed investments;
- adverse publicity about the asset management industry generally, our specific funds or investments, or individual scandals, specifically;
- general market and economic conditions; and
- dilution resulting from the issuance of equity-based compensation to employees.

In addition, when the market price of a stock has been volatile in the past, holders of that stock have, at times, instituted securities class action litigation against the issuer of the stock. If any of our shareholders brought a lawsuit against us, we may be required to incur substantial costs defending any such suit, even those without merit. Such a lawsuit could also divert the time and attention of our management from our business and lower our Class A share price.

Our Class A share price may decline due to the large number of shares eligible for future sale and for exchange into Class A shares.

The market price of our Class A shares could decline as a result of sales of a large number of our Class A shares or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of December 31, 2012, we had 466,992,503 outstanding Class A shares on a fully diluted basis, including 65,525,649 resulting from vested equity compensation granted pursuant to our equity incentive plan, 23,000,950 restricted Class A share units granted to employees and affiliates pursuant to our equity incentive plan (net of forfeitures), 10,333,334 restricted FOG partnership units granted to a senior employee pursuant to our equity incentive plan, 828,211 restricted Class A shares granted to directors pursuant to our equity incentive plan, and 73,731,090 Class A shares that remain available for future grant under our equity incentive plan. Approximately 8.0 million restricted Class A share units granted to Fortress employees and affiliates vested on January 1, 2013, and became eligible for resale by the holders. The Class A shares reserved under our equity incentive plan is increased on the first day of each fiscal year during the plan's term by the lesser of (x) the excess of (i) 15% of the number of outstanding Class A and Class B shares of the company on the last day of the immediately preceding fiscal year over (ii) the number of shares reserved and available for issuance under our equity incentive plan as of such date or (y) 60,000,000 shares. In January 2013, 2012, 2011, 2010 and 2009, the number of shares reserved for issuance pursuant to this calculation increased by zero, 9,389,280, 12,212,225, 10,262,121, and 26,555,608 shares, respectively. We may issue and sell in the future additional Class A shares or any securities issuable upon conversion of or exchange or exercise for, Class A shares (including Fortress Operating Group units) at any time.

In April 2008, Fortress granted 31,000,000 Fortress Operating Group restricted partnership units ("RPUs"), pursuant to our equity incentive plan, to a senior employee. The RPUs vest into full capital interests in Fortress Operating Group units, subject to the recipient's continued employment with Fortress. On each of January 1, 2013, 2012 and 2011, one third of these RPUs vested. These Fortress Operating Group units are exchangeable into Class A shares on a one-for-one basis. In addition, such units have the same resale terms and restrictions as those applicable to the principals' Fortress Operating Group units.

As of December 31, 2012, our principals directly owned an aggregate of 249,227,229 Fortress Operating Group units and also owned an aggregate of 3,404,211 Class A shares. Each principal has the right to exchange each of his directly owned Fortress Operating Group units for one of our Class A shares at any time, subject to the Exchange Agreement. These Class A shares and Fortress Operating Group units are eligible for resale from time to time, subject to certain contractual restrictions and Securities Act limitations.

Our principals and Nomura are parties to shareholders agreements with us. The principals have the ability to cause us to register the Class A shares they acquire upon exchange for their Fortress Operating Group units. Nomura has the ability to cause us to register any of the 55,071,450 Class A shares it purchased prior to our initial public offering. Nomura also purchased 5,400,000 Class A shares in our May 2009 offering.

Concentrated ownership of our Class B shares and anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our principals (and one senior employee) beneficially own all of our Class B shares. Class B shares represent a majority of the total combined voting power of our outstanding Class A and Class B shares. As a result, if they vote all of their shares in the same manner, they will be able to exercise control over all matters requiring the approval of shareholders and will be able to prevent a change in control of our company. In addition, provisions in our operating agreement may make it more difficult and expensive for a third party to acquire control of us even if a change of control would be beneficial to the interests of our shareholders. For example, our operating agreement provides for a staggered board, requires advance notice for proposals by shareholders and nominations, places limitations on convening shareholder meetings, and authorizes the issuance of preferred shares that could be issued by our board of directors to thwart a takeover attempt. In addition, certain provisions of Delaware law may delay or prevent a transaction that could cause a change in our control. The market price of our Class A shares could be adversely affected to the extent that our principals' control over us, as well as provisions of our operating agreement, discourage potential takeover attempts that our shareholders may favor.

There are certain provisions in our operating agreement regarding exculpation and indemnification of our officers and directors that differ from the Delaware General Corporation Law (DGCL) in a manner that may be less protective of the interests of our Class A shareholders.

Our operating agreement provides that, to the fullest extent permitted by applicable law, our directors or officers will not be liable to us. However, under the DGCL, a director or officer would be liable to us for (i) breach of duty of loyalty to us or our shareholders, (ii) intentional misconduct or knowing violations of the law that are not done in good faith, (iii) improper redemption of shares or declaration of dividend, or (iv) a transaction from which the director or officer derived an improper personal benefit. In addition, our operating agreement provides that we indemnify our directors and officers for acts or omissions to the fullest extent provided by law. However, under the DGCL, a corporation can only indemnify directors and officers for acts or omissions if the director or officer acted in good faith, in a manner he reasonably believed to be in the best interests of the corporation, and, in a criminal action, if the officer or director had no reasonable cause to believe his conduct was unlawful. Accordingly, our operating agreement may be less protective of the interests of our Class A shareholders as compared to the DGCL, insofar as it relates to the exculpation and indemnification of our officers and directors.

We have elected to become a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

A company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including requirements that:

- a majority of our board of directors consist of independent directors;
- we have a nominating/corporate governance committee that is composed entirely of independent directors; and
- we have a compensation committee that is composed entirely of independent directors.

We have elected to become a "controlled company" within the meaning of the New York Stock Exchange rules, and we intend to rely on one or more of the exemptions listed above. For example, our board is not currently, and likely in the future will not be, comprised of a majority of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Risks Related to Taxation

Class A shareholders may be subject to U.S. federal income tax on their share of our taxable income, regardless of whether they receive any cash dividends from us.

So long as we are not required to register as an investment company under the Investment Company Act of 1940 and 90% of our gross income for each taxable year constitutes "qualifying income" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), on a continuing basis, we will be treated, for U.S. federal income tax purposes, as a partnership and not as an association or a publicly traded partnership taxable as a corporation. Class A shareholders may be subject to U.S. federal, state, local and possibly, in some cases, foreign income taxation on their allocable share of our items of income, gain, loss, deduction and credit (including our allocable share of those items of any entity in which we invest that is treated as a partnership or is otherwise subject to tax on a flow through basis) for each of our taxable years ending with or within their taxable year, regardless of whether or not they receive cash dividends from us. They may not receive cash dividends equal to their allocable share of our net taxable income or even the tax liability that results from that income.

In addition, certain of our holdings, including holdings, if any, in a Controlled Foreign Corporation ("CFC") and a Passive Foreign Investment Company ("PFIC"), may produce taxable income prior to the receipt of cash relating to such income, and holders of our Class A shares will be required to take such income into account in determining their taxable income. Under our operating agreement, in the event of an inadvertent partnership termination in which the Internal Revenue Service ("IRS") has granted us limited relief, each holder of our Class A shares also is obligated to make such adjustments as are required by the IRS to maintain our status as a partnership. Such adjustments may require persons who hold our Class A shares to recognize additional amounts in income during the years in which they hold such shares. We may also be required to make payments to the IRS.

Our subsidiary, FIG Corp., is subject to corporate income taxation in the United States, and we may be subject to additional taxation in the future.

A significant portion of our investments and activities may be made or conducted through FIG Corp. Dividends paid by FIG Corp. from time to time will, as is usual in the case of a U.S. corporation, then be included in our income. Income received as a result of investments made or activities conducted through our subsidiary FIG Asset Co. LLC (but excluding through its taxable corporate affiliates) is not subject to corporate income taxation in our structure, but we cannot provide any assurance that it will not become subject to additional taxation in the future, which would negatively impact our results of operations.

There can be no assurance that amounts paid as dividends on Class A shares will be sufficient to cover the tax liability arising from ownership of Class A shares.

Any dividends paid on Class A shares will not take into account a shareholder's particular tax situation (including the possible application of the alternative minimum tax) and, therefore, because of the foregoing as well as other possible reasons, may not be sufficient to pay their full amount of tax based upon their share of our net taxable income. In addition, the actual amount and timing of dividends will always be subject to the discretion of our board of directors. In particular, the amount and timing of dividends will depend upon a number of factors, including, among others:

- our actual results of operations and financial condition;
- restrictions imposed by our operating agreement or applicable law;
- restrictions imposed by our credit agreements;
- reinvestment of our capital;
- the timing of the investment of our capital;
- the amount of cash that is generated by our investments or to fund liquidity needs;
- levels of operating and other expenses;
- contingent liabilities; or
- factors that our board of directors deems relevant.

Even if we do not distribute cash in an amount that is sufficient to fund a shareholder's tax liabilities, they will still be required to pay income taxes on their share of our taxable income.

Tax gain or loss on disposition of our Class A shares could be more or less than expected.

Upon a sale of Class A shares the shareholder will recognize a gain or loss equal to the difference between the amount realized and the adjusted tax basis in those shares. Prior distributions to such shareholder in excess of the total net taxable income allocated to such shareholder, which decreased the tax basis in its Class A shares, will increase the gain recognized upon a sale when the Class A shares are sold at a price greater than such shareholder's tax basis in those shares, even if the price is less than the original cost. A portion of the amount realized, whether or not representing gain, may be treated as ordinary income to such shareholder.

We currently do not intend to make an election under Section 754 of the Internal Revenue Code to adjust our asset basis, so a holder of our Class A shares could be allocated more taxable income in respect of those shares prior to disposition than if such an election were made.

We currently do not intend to make an election under Section 754 of the Internal Revenue Code to adjust our asset basis. If no Section 754 election is made, there will generally be no adjustment to the basis of our assets in connection with our initial public offering, or upon a subsequent transferee's acquisition of Class A shares from a prior holder of such shares, even if the purchase price for those shares is greater than the portion of the aggregate tax basis of our assets attributable to those shares immediately prior to the acquisition. Consequently, upon our sale of an asset, gain allocable to a holder of

Class A shares could include built-in gain in the asset existing at the time such holder acquired such shares, which built-in gain would otherwise generally be eliminated if a Section 754 election had been made.

If we are treated as a corporation for U.S. federal income tax purposes, the value of the Class A shares would be adversely affected.

We have not requested, and do not plan to request, a ruling from the IRS on our treatment as a partnership for U.S. federal income tax purposes, or on any other matter affecting us. As of the date of the consummation of our initial public offering, under then current law and assuming full compliance with the terms of our operating agreement (and other relevant documents) and based upon factual statements and representations made by us, our outside counsel opined, as of that date, that we would be treated as a partnership, and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. However, opinions of counsel are not binding upon the IRS or any court, and the IRS may challenge this conclusion and a court may sustain such a challenge. The factual representations made by us upon which our outside counsel relied related to our organization, operation, assets, activities, income, and present and future conduct of our operations. In general, if an entity that would otherwise be classified as a partnership for U.S. federal income tax purposes is a "publicly traded partnership" (as defined in the Code) it will be nonetheless treated as a corporation for U.S. federal income tax purposes, unless the exception described below, and upon which we intend to rely, applies. A publicly traded partnership will, however, be treated as a partnership, and not as a corporation for U.S. federal income tax purposes, so long as 90% or more of its gross income for each taxable year constitutes "qualifying income" within the meaning of the Code and it is not required to register as an investment company under the Investment Company Act of 1940. We refer to this exception as the "qualifying income exception."

Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income. We expect that our income generally will consist of interest, dividends, capital gains and other types of qualifying income, including dividends from FIG Corp. and interest on indebtedness from FIG Corp. No assurance can be given as to the types of income that will be earned in any given year. If we fail to satisfy the qualifying income exception described above, items of income and deduction would not pass through to holders of our Class A shares, and holders of our Class A shares would be treated for U.S. federal (and certain state and local) income tax purposes as shareholders in a corporation. In such a case, we would be required to pay income tax at regular corporate rates on all of our income. In addition, we would likely be liable for state and local income and/or franchise taxes on all of such income. Dividends to holders of our Class A shares would constitute ordinary dividend income taxable to such holders to the extent of our earnings and profits, and the payment of these dividends would not be deductible by us. Taxation of us as a publicly traded partnership taxable as a corporation could result in a material adverse effect on our cash flow and the after-tax returns for holders of our Class A shares and thus could result in a substantial reduction in the value of our Class A shares.

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of holders of the Class A shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Readers should be aware that the U.S. federal income tax rules are constantly under review by persons involved in the legislative process, the IRS, and the U.S. Treasury Department, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in the Class A shares may be modified by administrative, legislative or judicial interpretation at any time, possibly on a retroactive basis, and any such action may affect investments and commitments previously made. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for us to be treated as a partnership for U.S. federal income tax purposes that is not taxable as a corporation, affect or cause us to change our investments and commitments, change the character or treatment of portions of our income (including, for instance, treating carried interest as ordinary fee income rather than capital gain) affect the tax considerations of an investment in us and adversely affect an investment in our Class A shares.

Our organizational documents and agreements permit the board of directors to modify our operating agreement from time to time, without the consent of the holders of our Class A shares, in order to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all of the holders of our Class A shares. Moreover, we will apply certain assumptions and conventions in an attempt to comply with applicable rules and to report income, gain, deduction, loss and credit to holders in a manner that reflects such holders' beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of applicable tax requirements. It is possible that the IRS will assert successfully that the conventions and assumptions used by us do not satisfy the technical requirements of the Code and/or Treasury regulations and could require that items of income, gain, deductions, loss or credit, including interest deductions, be adjusted, reallocated, or disallowed, in a manner that adversely affects holders of the Class A shares.

We cannot match transferors and transferees of our Class A shares, and we have therefore adopted certain income tax accounting positions that may not conform with all aspects of applicable tax requirements. The IRS may challenge this treatment, which could adversely affect the value of our Class A shares.

Because we cannot match transferors and transferees of our Class A shares, we have adopted depreciation, amortization and other tax accounting positions that may not conform with all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our common unitholders. It also could affect the timing of these tax benefits or the amount of gain on the sale of our Class A shares and could have a negative impact on the value of our Class A shares or result in audits of and adjustments to our shareholders' tax returns.

The sale or exchange of 50% or more of our capital and profit interests will result in the termination of our partnership for U.S. federal income tax purposes. We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all shareholders and could result in a deferral of depreciation deductions allowable in computing our taxable income.

FIG Asset Co. LLC may not be able to invest in certain assets, other than through a taxable corporation.

In certain circumstances, FIG Asset Co. LLC or one of its subsidiaries may have an opportunity to invest in certain assets through an entity that is characterized as a partnership for U.S. federal income tax purposes, where the income of such entity may not be "qualifying income" for purposes of the publicly traded partnership rules. In order to manage our affairs so that we will meet the qualifying income exception, we may either refrain from investing in such entities or, alternatively, we may structure our investment through an entity classified as a corporation for U.S. federal income tax purposes. If the entity were a U.S. corporation, it would be subject to U.S. federal income tax on its operating income, including any gain recognized on its disposal of its interest in the entity in which the opportunistic investment has been made, as the case may be, and such income taxes would reduce the return on that investment.

Complying with certain tax-related requirements may cause us to forego otherwise attractive business or investment opportunities or enter into acquisitions, borrowings, financings or arrangements that we may not have otherwise entered into.

In order for us to be treated as a partnership for U.S. federal income tax purposes, and not as an association or publicly traded partnership taxable as a corporation, we must meet the qualifying income exception discussed above on a continuing basis, and we must not be required to register as an investment company under the Investment Company Act of 1940. In order to effect such treatment we (or our subsidiaries) may be required to invest through foreign or domestic corporations, forego attractive business or investment opportunities or enter into borrowings or financings we may not have otherwise entered into. This may adversely affect our ability to operate solely to maximize our cash flow. Our structure also may impede our ability to engage in certain corporate acquisitive transactions because we generally intend to hold all of our assets through the Fortress Operating Group. In addition, we may be unable to participate in certain corporate reorganization transactions that would be tax-free to our holders if we were a corporation. To the extent we hold assets other than through the Fortress Operating Group, we will make appropriate adjustments to the Fortress Operating Group agreements so that distributions to principals and us would be the same as if such assets were held at that level.

The IRS could assert that we are engaged in a U.S. trade or business, with the result that some portion of our income would be properly treated as effectively connected income with respect to non-U.S. holders. Moreover, certain REIT dividends and other stock gains may be treated as effectively connected income with respect to non-U.S. holders.

While we expect that our method of operation will not result in a determination that we are engaged in a U.S. trade or business, there can be no assurance that the IRS will not assert successfully that we are engaged in a U.S. trade or business, with the result that some portion of our income would be properly treated as effectively connected income with respect to non-U.S. holders. Moreover, dividends paid by an investment that we make in a REIT that is attributable to gains from the sale of U.S. real property interests will, and sales of certain investments in the stock of U.S. corporations owning significant U.S. real property may, be treated as effectively connected income with respect to non-U.S. holders. To the extent our income is treated as effectively connected income, non-U.S. holders generally would be subject to withholding tax on their allocable shares of such income, would be required to file a U.S. federal income tax return for such year reporting their allocable shares of income effectively connected with such trade or business, and would be subject to U.S. federal income tax at regular U.S. tax rates on any such income. Non-U.S. holders may also be subject to a 30% branch profits tax on such income in the hands of non-U.S. holders that are corporations.

An investment in Class A shares will give rise to UBTI to certain tax-exempt holders.

We will not make investments through taxable U.S. corporations solely for the purpose of limiting unrelated business taxable income, or UBTI, from "debt-financed" property and, thus, an investment in Class A shares will give rise to UBTI to certain tax-exempt holders. For example, FIG Asset Co. LLC will invest in or hold interests in entities that are treated as partnerships, or are otherwise subject to tax on a flow-through basis, that will incur indebtedness. FIG Asset Co. LLC may borrow funds from FIG Corp. or third parties from time to time to make investments. These investments will give rise to UBTI from "debt-financed" property. However, we expect to manage our activities to avoid a determination that we are engaged in a trade or business, thereby limiting the amount of UBTI that is realized by tax-exempt holders of our Class A shares.

We may hold or acquire certain investments through an entity classified as a PFIC or CFC for U.S. federal income tax purposes.

Certain of our investments may be in foreign corporations or may be acquired through a foreign subsidiary that would be classified as a corporation for U.S. federal income tax purposes. Such an entity may be a PFIC or a CFC for U.S. federal income tax purposes. U.S. holders of Class A shares indirectly owning an interest in a PFIC or a CFC may experience adverse U.S. tax consequences.

Several items of tax legislation are currently being considered which, if enacted, could materially affect us, including by preventing us from continuing to qualify as a partnership for U.S. federal income tax purposes. Our structure also is subject to potential judicial or administrative change and differing interpretations, possibly on a retroactive basis.

In May 2010, the U.S. House of Representatives passed H.R. 4213, the American Jobs and Closing Tax Loopholes Act of 2010. That proposed legislation contains a provision that, if enacted, would have the effect of treating some or all of the income recognized from "carried interests" as ordinary income. While the proposed legislation, if enacted in its current form, would explicitly treat such income as nonqualifying income under the publicly traded partnership rules, thereby precluding us from qualifying for treatment as a partnership for U.S. federal income tax purposes, the proposed legislation provides for a 10-year transition period before such income would become nonqualifying income. In addition, the proposed legislation could, upon its enactment, prevent us from completing certain types of internal reorganization transactions, or converting to a corporation, on a tax free basis and acquiring other asset management companies on a tax free basis. The proposed legislation may also increase the ordinary income portion of any gain realized from the sale or other disposition of a Class A Share.

Other legislative proposals previously considered would subject our offshore funds to significant U.S. federal income taxes and potentially state and local taxes, which would adversely affect our ability to raise capital from foreign investors and certain tax-exempt investors.

In addition, as a result of widespread budget deficits, several states are evaluating proposals to subject partnerships to state entity level taxation through the imposition of state income, franchise or other forms of taxation. If any version of any of these legislative proposals were to be enacted into law in the form in which it was introduced, or if other similar legislation were enacted or any other change in the tax laws, rules, regulations or interpretations were to preclude us from qualifying for treatment as a partnership for U.S. federal income tax purposes under the publicly-traded partnership rules or otherwise impose additional taxes, Class A shareholders would be negatively impacted because we would incur a material increase in our tax liability as a public company from the date any such changes became applicable to us, which could result in a reduction in the value of our Class A Shares.

Item 1B. Unresolved Staff Comments

We have no unresolved staff comments.

Item 2. Properties.

We and our affiliates have the following leases in place with respect to our headquarters in New York City and global offices of our affiliates:

Location	Square Footage	Lease Expiration	Current Annual Rent
			(thousands)
New York	191,718	Dec-2016	$ 12,811
Other			
Atlanta	3,256	Nov-2016	63
Berlin	1,753	Dec-2013	31
Cologne	2,271	Jan-2014	35
Dallas	12,430	Apr-2017	278
Frankfurt	12,312	Sep-2014	569
Hong Kong	280	Apr-2013	155
Luxembourg	3,219	Aug-2013	39
London	19,115	May-2017	2,970
Los Angeles	6,987	Nov-2017	377
Munich	2,391	Jan-2014	50
New Canaan	3,356	Jan-2018	168
Philadelphia	20,903	Jul-2017	543
Portland	8,541	Dec-2013	190
San Francisco	22,033	Dec-2016	1,520
Singapore	3,569	Nov-2013	207
Summit	4,450	Jan-2019	196
Sydney	4,857	Dec-2013	420
Tokyo	12,851	Sep-2015	1,576
Temporary Space	1,039	Various	91
Disaster Recovery	n/a	Feb-2015	1,326
Total Other	145,613		10,804
Total	337,331		$ 23,615

We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Item 3. Legal Proceedings.

We may from time to time be involved in litigation and claims incidental to the conduct of our business. Our industry is generally subject to scrutiny by government regulators, which could result in litigation related to regulatory compliance matters. As a result, we maintain insurance policies in amounts and with the coverage and deductibles we believe are adequate, based on the nature and risks of our business, historical experience and industry standards. We believe that the cost of defending any pending or future litigation or challenging any pending or future regulatory compliance matter will not have a material adverse effect on our business. However, increased regulatory scrutiny of hedge fund trading activities combined with extensive trading in our liquid hedge funds may cause us to re-examine our beliefs regarding the likelihood that potential investigation and defense-related costs could have a material adverse effect on our business.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our Class A shares have been listed and are traded on the New York Stock Exchange ("NYSE") under the symbol "FIG" since our initial public offering in February 2007. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our Class A shares and the dividends per share we declared with respect to the periods indicated.

	High	Low	Last Sale	Dividends Declared (A)
2012				
First Quarter	$ 4.44	$3.37	$ 3.56	$ 0.05
Second Quarter	$ 3.86	$2.86	$ 3.37	$ 0.05
Third Quarter	$ 4.58	$3.38	$ 4.42	$ 0.05
Fourth Quarter	$ 4.83	$3.73	$ 4.39	$ 0.06
2011				
First Quarter	$ 6.97	$5.19	$ 5.68	$ -
Second Quarter	$ 6.37	$4.42	$ 4.82	$ -
Third Quarter	$ 5.06	$2.93	$ 3.01	$ -
Fourth Quarter	$ 4.09	$2.67	$ 3.38	$ 0.05

(A) Represents amounts our board of directors declared as dividends based on earnings and liquidity with respect to the specified periods. The actual declaration dates occurred in the following quarter.

We make quarterly dividends to Class A shareholders based upon our annual distributable earnings. Any dividend declared by us will be subject to the need to: maintain prudent working capital reserves to provide for the conduct of our business, make investments in our businesses and funds, and comply with applicable law and our credit agreement covenants and other obligations.

Since annual distributable earnings are not finalized until the end of a given year, we base the first three quarterly dividends for any given year upon management fee revenues net of related expenses, subject to the reserves discussed above. We base the final quarterly dividend for each year upon this amount plus an adjustment based on full-year incentive income.

We increased our base quarterly dividend to $0.06 per share, effective for the fourth quarter of 2012 and full year 2013. This supplements the investment made in the fourth quarter of 2012 to repurchase nearly 10% of our outstanding dividend paying shares.

Dividend declarations are announced concurrently with earnings releases. The declaration and payment of any dividends will be made in the sole discretion of our board of directors, which may decide to change our dividend policy at any time. No assurance can be given that any dividends, whether quarterly or otherwise, will or can be paid. Actual dividends paid to Class A shareholders depend upon the board's assessment of a number of factors, including general economic and business conditions, our strategic plans and prospects, business and investment opportunities, our financial condition, liquidity and operating results, working capital requirements and anticipated cash needs, contractual restrictions and obligations, including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions and other factors that our board of directors may deem relevant. The amount of dividends we are able to pay may be limited by the covenants under our credit agreement, as described under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Covenants."

On February 21, 2013, the closing price for our Class A shares, as reported on the NYSE, was $6.01. As of February 21, 2013, there were approximately thirty record holders of our Class A shares. This figure does not reflect the beneficial ownership of shares held in nominee name, nor does it include holders of our Class B shares, restricted Class A shares, restricted Class A share units or restricted partnership units.

Item 6. Selected Financial Data.

The selected historical financial information set forth below as of, and for the years ended, December 31, 2012, 2011, 2010, 2009, and 2008 has been derived from our audited historical consolidated financial statements.

The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this Annual Report on Form 10-K.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
Operating Data	(in thousands, except share data)				
Revenues					
Management fees, incentive income, expense reimbursements and other revenues	$ 969,869	$ 858,628	$ 950,245	$ 584,095	$ 731,800
Expenses	908,220	1,954,908	1,817,994	1,583,836	1,530,353
Other Income (Loss)					
Gains (losses)	48,921	(30,054)	2,997	25,373	(58,305)
Tax receivable agreement liability adjustment	(8,870)	3,098	22,036	(55)	55,115
Earnings (losses) from equity method investees	156,530	41,935	115,954	60,281	(304,180)
	196,581	14,979	140,987	85,599	(307,370)
Income (loss) before income taxes	258,230	(1,081,301)	(726,762)	(914,142)	(1,105,923)
Income tax benefit (expense)	(39,408)	(36,035)	(54,931)	5,000	(115,163)
Net Income (Loss)	$ 218,822	$ (1,117,336)	$ (781,693)	$ (909,142)	$ (1,221,086)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 140,538	$ (685,821)	$ (497,082)	$ (654,527)	$ (898,798)
Net Income (Loss) Attributable to Class A Shareholders	$ 78,284	$ (431,515)	$ (284,611)	$ (254,615)	$ (322,288)
Dividends declared per Class A share	$ 0.20	$ -	$ -	$ -	$ 0.45
Earnings Per Class A Share - Fortress Investment Group					
Net income (loss) per Class A share, basic	$ 0.29	$ (2.34)	$ (1.79)	$ (2.08)	$ (3.50)
Net income (loss) per Class A share, diluted	$ 0.27	$ (2.36)	$ (1.83)	$ (2.08)	$ (3.50)
Weighted average number of Class A shares outstanding, basic	214,399,422	186,662,670	164,446,404	125,740,897	94,934,487
Weighted average number of Class A shares outstanding, diluted	524,900,132	493,392,235	467,569,571	125,740,897	94,934,487

	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data					
Investments	$ 1,249,761	$ 1,079,777	$ 1,012,883	$ 867,215	$ 774,421
Cash and cash equivalents	104,242	333,166	210,632	197,099	263,337
Total assets	2,161,493	2,220,686	2,076,695	1,660,267	1,577,735
Debt obligations payable	149,453	261,250	277,500	397,825	729,041
Deferred incentive income	231,846	238,658	198,363	160,097	163,635
Total liabilities	944,843	1,158,294	1,147,280	1,060,953	1,423,715
Shareholders' equity, including accumulated other comprehensive income (loss)	626,471	487,431	411,464	261,217	82,558
Principals' and others' interests in equity of consolidated subsidiaries	590,179	574,961	517,951	338,097	71,462
Total Equity	1,216,650	1,062,392	929,415	599,314	154,020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

(tables in thousands except as otherwise indicated and per share data)

The following discussion should be read in conjunction with Fortress Investment Group's consolidated financial statements and the related notes (referred to as "consolidated financial statements" or "historical consolidated financial statements") included within this Annual Report on Form 10-K. This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements due to a number of factors, including those included in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

Our Business

Fortress is a leading, highly diversified global investment management firm with approximately $53.4 billion in AUM as of December 31, 2012. Fortress applies its deep experience and specialized expertise across a range of investment strategies – private equity, credit, liquid markets and traditional fixed income – on behalf of our over 1,400 institutional clients and private investors worldwide. We earn management fees based on the amount of capital we manage, incentive income based on the performance of our alternative investment funds, and investment income (loss) from our principal investments. We invest capital in each of our alternative investment businesses.

The performance of our funds was strong in 2012, which led to an improvement in our operating results. In addition, we have continued significant capital raising within our funds and we have continued to improve our financial position. For more information about these topics, please refer to "–Performance of our Funds," "–Assets Under Management," and "–Liquidity and Capital Resources" below.

As of December 31, 2012, we managed the following businesses:

Private Equity — a business that manages approximately $14.3 billion of AUM comprised of two business segments: (i) private equity funds that primarily make significant, control-oriented investments in debt and equity securities of public or privately held entities in North America and Western Europe, with a focus on acquiring and building asset-based businesses with significant cash flows; and (ii) publicly traded alternative investment vehicles, which we refer to as "Castles," that invest primarily in real estate and real estate related debt investments.

Liquid Hedge Funds — a business that manages approximately $5.1 billion of AUM. These funds invest globally in fixed income, currency, equity and commodity markets and related derivatives to capitalize on imbalances in the financial markets. In addition, this segment includes an endowment style fund, which invests in Fortress Funds, funds managed by external managers, and direct investments; and a fund that seeks to generate returns by executing a positively convex investment strategy.

Credit Funds – a business that manages approximately $13.4 billion of AUM comprised of two business segments: (i) credit hedge funds which make highly diversified investments in direct lending, corporate debt and securities, portfolios and orphaned assets, real estate and structured finance on a global basis and throughout the capital structure, with a value orientation, as well as non-Fortress originated funds for which Fortress has been retained as manager as part of an advisory business; and (ii) credit private equity ("PE") funds which are comprised of a family of "credit opportunities" funds focused on investing in distressed and undervalued assets, a family of "long dated value" funds focused on investing in undervalued assets with limited current cash flows and long investment horizons, a family of "real assets" funds focused on investing in tangible and intangible assets in four principal categories (real estate, capital assets, natural resources and intellectual property), a family of Asia funds, including Japan real estate funds and an Asian investor based global opportunities fund, and a family of real estate opportunities funds, as well as certain sector-specific funds with narrower investment mandates tailored for the applicable sector.

Logan Circle – our traditional, fixed income asset management business which has approximately $20.7 billion of AUM.

In addition, we treat our principal investments in these funds as a distinct business segment.

Understanding the Asset Management Business

As an asset manager we perform a service – we use our investment expertise to make investments on behalf of other parties (our "fund investors"). An "alternative" asset manager is simply an asset manager that focuses on certain investment methodologies, typically hedge funds and private equity style funds as described below.

Private equity style funds are typically "closed-end" funds, which means they work as follows. We solicit fund investors to make capital commitments to a fund. Fund investors commit a certain amount of capital when the fund is formed. We may "draw" or "call" this capital from the fund investors as the fund makes investments. Capital is returned to fund investors as investments are realized. The fund has a set termination date and we must use an investment strategy that permits the fund to realize all of the investments it makes in the fund within that period. Fund investors may not withdraw or redeem capital, barring certain extraordinary circumstances, and additional fund investors are not permitted to join the fund once it is fully formed. Typically, private equity style funds make longer-term, less liquid (i.e. less readily convertible to cash) investments.

Hedge funds are typically "open-end" funds, which means they work as follows. We solicit fund investors to invest capital at the fund formation and invest this capital as it is received. Additional fund investors are permitted to join the fund on a periodic basis. Fund investors are generally permitted to redeem their capital on a periodic basis. The fund has an indefinite life, meaning that it continues for an indeterminate period as long as it retains fund investors. Typically, hedge funds make short-term, liquid investments. Our credit hedge funds share certain characteristics of both private equity and hedge funds, and generally make investments that are relatively illiquid in nature.

In addition, Fortress acquired a traditional asset management business. The traditional asset management business works similarly to the hedge fund business, except that generally there is no provision for incentive income and management fee rates are lower.

In exchange for our services, we receive remuneration in the form of management fees and incentive income. Management fees are typically based on a fixed annual percentage of the capital we manage for each fund investor, and are intended to compensate us for the time and effort we expend in researching, making, managing and realizing investments. Incentive income is typically based on achieving specified performance criteria, and it is intended to align our interests with those of the fund investors and to incentivize us to earn attractive returns.

We also invest our own capital alongside the fund investors in order to further align our interests and to earn a return on the investments.

In order to be successful, we must do a variety of things including, but not limited to, the following:

- Increase the amount of capital we manage for fund investors, also known as our "assets under management."
- Earn attractive returns on the investments we make.
- Effectively manage our liquidity, including our debt, if any, and expenses.

Each of these objectives is discussed below.

Assets Under Management

Assets under management, or AUM, fluctuate based on four primary factors:

- *Capital raising*: AUM increases when we receive more capital from our fund investors to manage on their behalf. Typically, fund investors make this decision based on: (a) the amount of capital they wish, or are able, to invest in the types of investments a certain manager or fund makes, and (b) the reputation and track record of the manager and its key investment employees.
- *Realization of private equity investments*: In "closed-end" funds, AUM decreases when we return capital to fund investors as investments are realized. Investments are realized when they are sold or otherwise converted to cash by the manager.
- *Redemptions*: In "open-end" funds, AUM decreases after fund investors ask for their capital to be returned, or "redeemed," at periodic intervals. Typically, fund investors make this decision based on the same factors they used in making the original investment, which may have changed over time or based on circumstances, as well as on their liquidity needs.
- *Fund performance*: AUM increases or decreases in accordance with the performance of fund investments.

It is critical for us to continue to raise capital from fund investors. Without new capital, AUM declines over time as private equity investments are realized and hedge fund investors redeem capital based on their individual needs. Therefore, we strive to maintain a good reputation and a track record of strong performance. We strive to also form and market funds in accordance with investor demand.

We disclose the changes in our assets under management below, under "– Assets Under Management."

Performance

Performance can be evaluated in a number of ways, including the measures outlined below:

- *Fund returns*: Fund returns express the rate of return a fund earns on its investments in the aggregate. They can be compared to the returns of other managers, to returns offered by other investments or to broader indices. They can also be compared to the performance hurdles necessary to generate incentive income. We disclose our fund returns below, under "– Performance of Our Funds."
- *Proximity to incentive income threshold*: This is a measure of a fund's performance relative to the performance criteria it needs to achieve in order for us to earn incentive income.

  Incentive income is calculated differently for the hedge funds and private equity funds, as described below.

  - We generally earn incentive income from hedge funds based on a straight percentage of the returns of each fund investor, since fund investors may enter the fund at different times. Incentive payments are made periodically, typically annually for the Fortress hedge funds. Once an incentive payment is made, it is not refundable. However, if a particular fund investor suffers a loss on its investment, either from the date of the Fund's inception or since the last incentive payment to the manager, this establishes a "high water mark" for that investor, meaning a threshold that has to be exceeded in order for us to begin earning incentive income again from that fund investor. Investors in the same fund could have different high water marks, in terms of both percentage return and dollar amount.
  - Since it is impractical to disclose this information on a fund investor-by-investor basis, it may be disclosed based on the following metrics: the percentage of fund investors who have a high water mark, and the aggregate dollar difference between the value of those fund investors' investments and their applicable aggregate high water mark. The investments held by fund investors who do not have a high water mark are eligible to generate incentive income for us on their next dollar earned.
  - We generally earn incentive income from private equity style funds based on a percentage of the net returns of the fund, subject to the achievement of a minimum return (the "preferred" return) to fund investors. Incentive income is generally paid as each investment in the fund is realized, subject to a "clawback." At the termination of such a fund, a computation is done to determine how much incentive income we should have earned based on the fund's overall performance, and any incentive income payments received by us in excess of the amount we should have earned must be returned by us (or "clawed back") to the fund for distribution to fund investors. Certain of our private equity style funds pay incentive income only after all of the fund's invested capital has been returned.

Depending on where they are in their life cycle and how they have performed, private equity funds will fall into one of several categories as shown below:

PE Style Fund Status			Key Disclosures
	In a liquidation of the fund's assets at their estimated fair value as of the reporting date:		
Has the fund made incentive income payments to us?	Would the fund owe us incentive income?	Would we owe a clawback of incentive income to the fund?	(Refer to Note 3 to our consolidated financial statements)
Yes	Yes	No	- The amount of previously distributed incentive income. - The amount of "undistributed incentive income," which is the amount of incentive income that would be due to us upon a liquidation of the fund's remaining assets at their current estimated fair value.
Yes	No	Yes	- The amount of previously distributed incentive income. - The "intrinsic clawback," which is the amount of incentive income that we would have to return to the fund upon a liquidation of its remaining assets at their current estimated fair value. - The amount by which the total current fund value would have to increase as of the reporting date in order to reduce the intrinsic clawback to zero such that we would be in a position to earn additional incentive income from the fund in the future.
No	Yes	N/A	- The amount of "undistributed incentive income," which is the amount of incentive income that would be due to us upon a liquidation of the fund's remaining assets at their current estimated fair value.
No	No	N/A	- The amount by which the total current fund value would have to increase as of the reporting date such that we would be in a position to earn incentive income from the fund in the future.

We disclose each of these performance measures, as applicable, for all of our funds in Note 3 to our consolidated financial statements contained herein.

Liquidity, Debt and Expense Management

We may choose to use leverage, or debt, to manage our liquidity or enhance our returns. We strive to achieve a level of debt that is sufficient to cover working capital and investment needs, but not in an amount or way which causes undue stress on performance, either through required payments or restrictions placed on Fortress.

Our liquidity, and our ability to repay our debt, as well as the amount by which our metrics exceed those required under our financial covenants are discussed below, under "– Liquidity and Capital Resources," "– Debt Obligations," and "– Covenants."

We must structure our expenses, primarily compensation expense which is our most significant expense, so that key employees are fairly compensated and can be retained, while ensuring that expenses are not fixed in such a way as to endanger our ability to operate in times of lower performance or reduced liquidity. To this end, we generally utilize discretionary bonuses, profit sharing and equity-based compensation as significant components of our compensation plan.

- Profit sharing simply means that when profits increase, either of Fortress as a whole or of a specified component (such as a particular fund) of Fortress, employees receive increased compensation. In this way, employees' interests are aligned with Fortress's, employees can receive significant compensation when performance is good, and we are able to reduce expenses when necessary.

- Equity-based compensation simply means that employees are paid in equity of Fortress rather than in cash. This form of compensation has the advantage of never requiring a cash expenditure, while aligning employees' interests with those of Fortress.

Our liquidity is discussed below, under "– Liquidity and Capital Resources." Our compensation expenses, including profit sharing and equity-based, are discussed in Note 8 to our consolidated financial statements contained herein. Our segment operating margin, which we define as the ratio of our fund management distributable earnings to our segment revenues, and which is a measure of our profitability, is discussed in Note 11 to our consolidated financial statements contained herein.

Understanding our Financial Statements

Balance Sheet

Our assets consist primarily of the following:

1) Investments in our funds, recorded generally based on our share of the funds' underlying net asset value, which in turn is based on the estimated fair value of the funds' investments.
2) Cash.
3) Amounts due from our funds for fees and expense reimbursements.
4) Deferred tax assets, which relate to potential future tax benefits. This asset is not tangible – it was not paid for and does not represent a receivable or other claim on assets.

Our liabilities consist primarily of the following:

1) Debt owed under our credit facility or other debt obligations (if any).
2) Accrued compensation, generally payable to employees shortly after year-end.
3) Amounts due to our Principals under the tax receivable agreement. These amounts partially offset the deferred tax assets and do not become payable to the Principals until the related future tax benefits are realized.
4) Deferred incentive income, which is incentive income that we have already received in cash but is subject to contingencies and may have to be returned ("clawed back") to the respective funds if certain performance hurdles are not met.

Management, in considering the liquidity and health of the company, mainly focuses on the following aspects of the balance sheet:

1) Expected cash flows from funds, including the potential for incentive income.
2) Cash on hand.
3) Collectibility of receivables.
4) Current amounts due under our credit facility or other debt obligations (if any).
5) Other current liabilities, primarily accrued compensation.
6) Financial covenants under our debt oblications.
7) Likelihood of clawback of incentive income.

Income Statement

Our revenues and other income consist primarily of the following:

1) Fees and expense reimbursements from our funds, including management fees, which are based on the size of the funds, and incentive income, which is based on the funds' performance.
2) Returns on our investments in the funds.

Our expenses consist primarily of the following:

1) Employee compensation paid in cash.
2) Equity-based compensation, which is not paid in cash but has a dilutive effect when it vests because it results in additional shares being issued. (This amount is broken out from total compensation in the compensation footnote in our consolidated financial statements.)
3) Principals agreement compensation (prior to December 31, 2011), which had no economic effect on us and was not considered by management in assessing our performance.
4) Other general and administrative expenses and interest.
5) Taxes.

The primary measure of operating performance used by management is "Distributable Earnings," which is further discussed in the "– Results of Operations – Segment Analysis" section herein.

Essentially, the key components of our income are the fees we are earning from our funds in comparison to the compensation and other corporate expenses we are paying in cash, and the resulting operating margin. Other significant components include (i) the unrealized changes in value of our funds, reported as unrealized gains (losses) and earnings (losses) from equity method investees, as this is indicative of changes in potential future cash flows, (ii) taxes, and (iii) equity-based compensation (not including principals agreement compensation prior to December 31, 2011), because it will eventually have a dilutive effect when the related shares are issued.

Managing Business Performance

We conduct our management and investment business through the following primary segments: (i) private equity funds, (ii) Castles, (iii) liquid hedge funds, (iv) credit hedge funds, (v) credit PE funds, (vi) Logan Circle and (vii) principal investments in those funds, as well as cash that is available to be invested. These segments are differentiated based on their varying strategies and, secondarily, on fund investor terms.

The amounts not allocated to a segment consist primarily of certain general and administrative expenses. Where applicable, portions of the general and administrative expenses have been allocated between the segments.

Management assesses our segments on a Fortress Operating Group and pre-tax basis, and therefore adds back the interests in consolidated subsidiaries related to Fortress Operating Group units (held by the principals and one senior employee) and income tax expense.

Management assesses the net performance of each segment based on its ''distributable earnings.'' Distributable earnings is not a measure of cash generated by operations that is available for distribution. Rather distributable earnings is a supplemental measure of operating performance used by management in analyzing its segment and overall results. Distributable earnings should not be considered as an alternative to cash flow in accordance with GAAP or as a measure of our liquidity, and is not necessarily indicative of cash available to fund cash needs (including dividends and distributions).

We believe that the presentation of distributable earnings enhances a reader's understanding of the economic operating performance of our segments. For a more detailed discussion of distributable earnings and how it reconciles to our GAAP net income (loss), see "— Results of Operations — Segments Analysis" below.

Market Considerations

Our revenues consist primarily of (i) management fees based generally on the size of our funds, (ii) incentive income based on the performance of our funds and (iii) investment income from our investments in those funds. Our ability to maintain and grow our revenues – both at Fortress and within our funds – depends on our ability to retain existing investors, attract new capital and investors, secure investment opportunities, obtain financing for transactions, consummate investments and deliver attractive risk-adjusted returns.

Our ability to execute our business strategy depends upon a number of market conditions, including:

The strength and liquidity of the U.S. and global equity and debt markets and financial institutions.

Strong equity market conditions enable our private equity funds to increase the value, and effect realizations, of their portfolio company investments. In addition, strong equity markets make it generally easier for our funds that invest in equities to generate positive investment returns. The condition of debt markets also has a meaningful impact on our business. Several of our funds make investments in debt instruments, which are assisted by a strong and liquid debt market. In addition, our funds borrow money to make investments. Our funds utilize leverage in order to increase investment returns, which ultimately drive the performance of our funds. Furthermore, we utilize debt to finance our investments in our funds and for working capital purposes.

Beginning in mid-2007, the equity and debt markets experienced a significant deterioration. The deterioration of the debt markets in the United States was triggered by considerable turbulence in the housing and sub-prime mortgage markets, which negatively affected other fixed income markets. The difficult conditions in the fixed income markets prompted lenders to cease committing to new senior loans and other debt, which, in turn, made it extremely difficult to finance new and pending private equity acquisitions or to refinance existing debt. In particular, the securitization markets have been impaired since that time. As the turbulence in the debt markets continued and its intensity increased, equity market conditions also began to deteriorate as concerns of an economic slowdown began to affect equity valuations. Furthermore, the resulting reduction in the availability of capital caused increased correlation in the values of a wide variety of potential investments, which generally declined substantially. The resulting reduction in liquidity and increase in volatility caused several commercial and investment banks, hedge funds and other financial institutions to reduce the carrying value of a significant amount of their holdings, which further reduced the liquidity of debt and, to a lesser extent, equity instruments. We refer to these conditions, as they existed during this period, as the "2008 Recession."

Equity market conditions began to stabilize in the second quarter of 2009, and debt market conditions improved significantly in 2010. As a result, in our private equity business we were able to access the equity markets in the United States and abroad, including, for example, the IPOs of Rail America, Seacube Container Leasing Ltd., Whistler Blackcomb Holdings Inc. and Nationstar Mortgage Holdings Inc. as well as realizations of significant other positions in publicly traded securities of our portfolio companies. The improvement in the debt markets has enabled us and other market participants to begin to refinance existing debt obligations and otherwise obtain debt financing with respect to our existing investments. However, debt and equity market conditions remain volatile and have been adversely affected by various factors, such as the European debt crisis, continuing weakness in the U.S. labor and real estate markets, and unrest in the Middle East.

Our hedge funds hold actively traded long and short positions, with frequently changing levels of exposure, in the debt of several European sovereignties. Based on the positions held by our funds at December 31, 2012, there was not a material risk to the performance of the company upon a default in such debt. However, the investments held by certain of our funds could be material to the individual performance of those funds and, therefore, our reputation. In addition, the potential for defaults on European sovereign debt may have negative impacts on the markets, which could have a material adverse impact on Fortress.

The recent market conditions have impacted our business in several ways:

- Volatility in the markets has increased the importance of maintaining sufficient liquidity without relying upon additional infusions of capital from the debt and equity markets. Based on cash balances, committed financing and short-term operating cash flows, in the judgment of management we have sufficient liquidity in the current market environment. The maintenance of increased liquidity may limit our ability to make investments, distributions, or engage in other strategic transactions.
- Conditions during the 2008 Recession resulted in significant declines in the values of our funds' investments. Our credit funds and liquid hedge funds have recovered these losses in aggregate in subsequent periods. Our private equity funds have recovered a substantial majority of these losses, but must satisfy minimum return requirements prior to generating incentive income. This has resulted in a significant reduction in our ability to generate incentive income from our existing traditional private equity funds and, in some cases, the possibility that we will be liable for so-called "clawback" payments relating to incentive payments previously collected. The returns required are subject to a number of variables, such as: the amount of loss incurred, the amount of outstanding capital in the fund, the amount and timing of future capital draws and distributions, and the rate of preferential return earned by investors. See Note 2 to the consolidated financial statements included herein for more information.
- Based on the above described recent improvements in the markets, our board of directors approved a revised dividend policy under which it reinstated a quarterly dividend beginning in the fourth quarter of 2011. The decision to pay a dividend, as well as the amount of any dividends paid, is subject to change at the discretion of our board of directors based upon a number of factors, including actual and projected distributable earnings.
- Conditions during the 2008 Recession have also resulted in what we refer to as the "Great Deleveraging." As the financing on existing assets throughout the markets matures over time, it must be refinanced. With the general reduction in the value of assets coupled with the reduction in capital availability described above, a refinancing can often only be achieved at a significantly lower level of leverage, requiring either a contribution of equity or, in many cases, the sale of the assets. These circumstances have resulted in significant opportunities for investors with sufficient capital to acquire assets at reduced prices.
- Despite the volatile economic conditions, our funds continue to make investments on an opportunistic basis, and we continue to raise new funds as illustrated in the AUM table below.

The strength of, and competitive dynamics within, the alternative asset management industry, including the amount of capital invested in, and withdrawn from, alternative investments.

The strength of the alternative asset management industry, and our competitive strength relative to our peers, are dependent upon several factors, including, among other things, (1) the investment returns alternative asset managers can provide relative to other investment options, (2) the amount of capital investors allocate to alternative asset managers, and (3) our performance relative to our competitors and the related impact on our ability to attract new capital.

First, the strength of the alternative asset management industry is dependent upon the investment returns alternative asset managers can provide relative to other investment options. This factor depends, in part, on the interest rates and credit spreads (which represent the yield demanded on financial instruments by the market in comparison to a benchmark rate, such as the relevant U.S. Treasury rate or LIBOR) available on other investment products. This is because as interest rates rise and/or spreads widen, returns available on such investments would tend to increase and, therefore, become more attractive relative to the returns offered on investment products offered by alternative asset managers.

Recent reductions in interest rates, targeted at stimulating economic growth, as well as the reductions in asset values described above, have caused pension plans and other institutional investors to look to alternative investments in order to increase the yield on their investments. As a result, the amount of capital being invested into the alternative investment sector appears to have stabilized or even slightly increased – and redemption requests appear to have decreased – relative to the conditions experienced during the 2008 Recession. However, certain investors appear to have become increasingly focused on the liquidity and redemption terms of alternative investment funds and have expressed a desire to have the ability to redeem or otherwise liquidate their investments in a more rapid timeframe than what is permitted under the terms of many existing funds. Investors in long-term, locked-up (i.e. "private equity style") funds have engaged in longer, more intensive and detailed due diligence procedures prior to making commitments to invest in such funds, which has led to the general perception across the alternatives industry that capital raising for long-term capital will require longer time periods, a greater commitment of capital raising resources and will generally be more difficult overall than it was previously. Moreover, some investors are increasingly shifting to managed accounts with fee structures that are less favorable to us.

The factor which most directly impacts our results is our investment performance relative to our competitors, including products offered by other alternative asset managers. As a historical leader in the alternative asset management sector based on the size, diversity and historical performance of our funds, we have been able to attract a significant amount of new capital both at the public company and within our funds, even during the recent challenging market conditions. As illustrated in "Performance of our Funds" below, we have generated strong returns across most of our funds, and the performance of our more recent vintage private equity funds has rebounded significantly in recent periods. As a result, as illustrated in "Assets Under Management" below, we have been able to raise meaningful additional capital in various funds, including newly formed funds. However, our ongoing ability to raise capital for new and existing funds will be a function of investors' assessment of our investment performance relative to that of our competition in the post-recession environment, as well as other factors.

The strength of the sectors in which our funds have concentrated investments.

Our private equity funds, as well as certain of our managed accounts, currently have significant investments in companies whose assets are concentrated in the following industries and sectors: transportation, financial services (particularly loan servicing), leisure and gaming, real estate (including Florida commercial real estate and German residential real estate), and senior living facilities. If any of these industries or sectors were adversely affected by market conditions, sector-specific trends or other factors, in a systemic or uniform manner, it could have a disproportionately negative impact on those funds. For example, if the commercial real estate operating environment in Florida remains challenging or deteriorates further, our fund investments in Flagler Development Group could decline in value and potentially have a material adverse effect on the performance of the funds that are invested in Flagler.

Our liquid hedge funds engage in active trading. In the fourth quarter of 2012, economic trends in Asia, related to its currency and equity markets, and in Spain, related to its sovereign debt, were favorable to the positions held by our liquid hedge funds, which contributed to such funds' strong performance. See "– Performance of Our Funds." The positive impact of these trends may not continue as these trends may change, or the positions held by the funds may be changed.

We believe that unfolding developments in the U.S. residential housing market are generating significant investment opportunities. The U.S. residential market is vast and, in the aftermath of the U.S. financial crisis, the residential mortgage industry is undergoing major structural changes that are transforming the way mortgages are originated, owned and serviced. We believe these changes are creating a compelling set of investment opportunities. In particular, we believe that excess mortgage servicing rights (MSRs) present such an opportunity due to a supply-demand imbalance, attractive pricing, and significant barriers to entry. Newcastle and the MSR Opportunities Funds have recently made significant investments in excess MSRs.

Market Considerations Summary

While market conditions in the United States and abroad have improved meaningfully over the last three years, it is not clear whether a sustained recovery will occur or, if so, for how long it will last. Many market participants remain concerned about the long-term health of the financial markets and the financial institutions and countries that participate in these markets. If market conditions deteriorate in the future – particularly if there is another failure of one or more major financial institutions, a default or serious deterioration in the financial condition of one or more sovereign nations, or another severe contraction of available debt or equity capital, this development would negatively impact Fortress and our funds.

Although disruptions in the markets, with respect to equity prices, interest rates, credit spreads or other market factors, including market liquidity, may adversely affect our existing positions, we believe such disruptions generally present significant new opportunities for investment, particularly in distressed asset classes. Our ability to take advantage of these opportunities will depend on our ability to access debt and equity capital, both at Fortress and within the funds. No assurance can be given that future trends will not be disadvantageous to us, particularly if conditions deteriorate, or if generally improving conditions in our market reverse.

We do not currently know the full extent to which market uncertainty will affect us or the markets in which we operate. If conditions deteriorate, or result in a permanent, fundamental change in the credit markets, we and the funds we manage may experience reduced liquidity, reduced earnings and cash flow, impairment charges, increased margin requirements, as well as challenges in maintaining our reputation, raising additional capital, maintaining compliance with covenants under our debt obligations, obtaining investment financing and making investments on attractive terms. However, to date we have been able to continue raising capital, both through new and existing funds, which helps to increase our AUM and to give us a significant amount of capital available to be invested at a time when we believe attractive returns are available.

Assets Under Management

We measure AUM by reference to the fee paying assets we manage. Our AUM has changed as a result of the factors set forth in the table below (in millions).

	Private Equity			Credit			
	Funds (J)	Castles	Liquid Hedge Funds	Hedge Funds	PE Funds (J)	Logan Circle	Total
2010							
AUM January 1, 2010	$ 11,344	$ 3,232	$ 5,881	$ 7,672	$ 3,347	$ -	$ 31,476
Capital raised (A)	-	2	1,708	437	452	-	2,599
Increase in invested capital	56	-	12	-	2,625	-	2,693
Capital acquisitions	-	-	-	-	-	11,448	11,448
Redemptions (B)	-	-	(932)	(3)	-	-	(935)
SPV distributions (C)	-	-	(814)	-	-	-	(814)
RCA distributions (D)	-	-	-	(1,551)	-	-	(1,551)
Return of capital distributions (E)	(199)	-	-	(375)	(1,720)	-	(2,294)
Adjustment for reset date (F)	-	-	-	-	-	-	-
Crystallized incentive income (G)	-	-	(10)	-	-	-	(10)
Equity buyback (H)	-	(62)	-	-	-	-	(62)
Net client flows (traditional)	-	-	-	-	-	(345)	(345)
Income (loss) and foreign exchange (I)	722	(135)	510	593	113	605	2,408
AUM December 31, 2010	$ 11,923	$ 3,037	$ 6,355	$ 6,773	$ 4,817	$ 11,708	$ 44,613
2011							
Capital raised (A)	-	220	1,318	309	190	-	2,037
Increase in invested capital	237	-	25	107	3,123	-	3,492
Redemptions (B)	-	-	(1,708)	(145)	-	-	(1,853)
SPV distributions (C)	-	-	-	-	-	-	-
RCA distributions (D)	-	-	-	(1,222)	-	-	(1,222)
Return of capital distributions (E)	(317)	(19)	-	(140)	(1,854)	-	(2,330)
Adjustment for reset date (F)	(1,997)	-	-	-	-	-	(1,997)
Crystallized incentive income (G)	-	-	(69)	(91)	-	-	(160)
Net client flows (traditional)	-	-	-	-	-	841	841
Income (loss) and foreign exchange (I)	(561)	(57)	(406)	385	(44)	975	292
AUM December 31, 2011	$ 9,285	$ 3,181	$ 5,515	$ 5,976	$ 6,232	$ 13,524	$ 43,713
2012							
Capital raised (A)	-	450	993	247	1,058	-	2,748
Increase in invested capital	163	-	7	21	2,817	-	3,008
Redemptions (B)	-	-	(2,045)	(37)	-	-	(2,082)
SPV distributions (C)	-	-	-	-	-	-	-
RCA distributions (D)	-	-	-	(1,100)	-	-	(1,100)
Return of capital distributions (E)	(1,036)	-	(93)	(233)	(1,964)	-	(3,326)
Adjustment for reset date (F)	-	-	-	-	(331)	-	(331)
Crystallized incentive income (G)	-	-	(3)	(76)	-	-	(79)
Net client flows (traditional)	-	-	-	-	-	5,710	5,710
Income (loss) and foreign exchange (I)	2,199	29	686	867	(63)	1,451	5,169
AUM December 31, 2012 (K)	$ 10,611	$ 3,660	$ 5,060	$ 5,665	$ 7,749	$ 20,685	$ 53,430

(A) Includes offerings of shares by the Castles, if any.

(B) Excludes redemptions which reduced AUM subsequent to December 31, as of each respective year end. Redemptions are further detailed below. Liquid hedge fund redemptions include $0.7 billion of capital returned to investors in the Fortress Commodities Funds which closed in the second quarter of 2012.

(C) Mainly represents distributions from the Drawbridge Global Macro Fund SPV, which was established to hold the illiquid assets pertaining to investors who gave redemption notices in the fourth quarter of 2008.

(D) Represents distributions from (i) assets held within redeeming capital accounts (or "RCA") in our Drawbridge Special Opportunities Funds, which represent accounts where investors have provided withdrawal notices and are subject to payout as underlying fund investments are realized, and (ii) the Value Recovery Funds.

(E) For private equity and credit PE funds, return of capital distributions are based on realization events. Such distributions include, in the case of private equity and credit PE funds that are in their capital commitment periods, recallable capital distributions.

(F) The reset date of certain private equity or credit PE funds is an event determined by the earliest occurrence of (i) the first day following the expiration of the capital commitment period of a fund, (ii) a successor fund or entity draws capital contributions or charges management fees (not applicable to credit PE funds) or (iii) the date on which all unpaid capital obligations have been cancelled. For the period commencing with the initial closing of or contribution to the fund and ending on the last day of the semi-annual or quarterly period ending on or after the reset date, certain funds generate management fees as a percentage of the fund's capital commitments and certain funds generate management fees as a percentage of the fund's aggregate capital contributions. Thereafter, such funds generally generate management fees as a percentage of the aggregate capital contributed adjusted for the fair value of each investment that is below the associated investment's contributed capital.

(G) Represents the transfer of value from investors (fee paying) to Fortress (non-fee paying) related to realized hedge fund incentive income.

(H) Represents buybacks of equity interests by the Castles.

(I) Represents the change in fee-paying NAV resulting from realized and unrealized changes in the reported value of the fund.

(J) As of December 31, 2012, the private equity funds and credit PE funds had approximately $0.8 billion and $5.4 billion of uncalled and recallable capital, respectively, that will become assets under management if deployed/called, of which an aggregate of $1.2 billion is only available for follow-on investments, management fees and other fund expenses.

(K) AUM is presented mainly in reference to Fortress's ability to generate management fees. Note 3 to our consolidated financial statements, contained herein, provides further information regarding incentive income, and Note 4 provides further information regarding Fortress's investments in the funds, including gains and losses thereon. The percentage of capital invested by Fortress across different funds varies.

Redemptions

Fortress's liquid hedge funds, other than the Fortress Partners Funds, are subject to varying redemption terms based on investor classes, but generally offer monthly or quarterly redemption terms. Redemption notices generally must be received in the period prior to payment.

Certain of Fortress's liquid managed accounts provide for management fees based on a leverage factor (which cannot go below 1.0) that is applied to net asset value, meaning that increasing or decreasing the leverage factor impacts management fees. Investors in these accounts may redeem their capital on a periodic basis similarly to the liquid hedge fund investors, and may also elect on a monthly basis to increase or decrease the leverage factor in their accounts. An election to decrease the leverage factor is treated similarly to a redemption request in the tables set forth below due to its impact on AUM.

The Fortress Partners Funds provide for annual redemption terms. Redemption notices must be received at least 180 days prior to a calendar year end, and related payments are made subsequent to year end. For instance, the 2012 redemption notice date was July 5, 2012 for redemptions to be paid in the first quarter of 2013.

The credit hedge funds generally provide for annual return of capital terms. Return of capital requests must be received at least 90 days prior to a calendar year end, and related payments are made subsequent to year end. For instance, the 2012 return of capital request notice date was October 3, 2012 for capital to be returned after December 31, 2012. Such returns of capital may be paid over time as the underlying fund investments are realized, in accordance with the governing terms of the applicable funds. During the period prior to the return of capital for which a return request has been submitted, such amounts continue to be subject to management fees and, as applicable, incentive income. In particular, return of capital requests within the flagship credit hedge fund (onshore only) in 2008, 2009, 2010, 2011 and 2012 are being paid over time as the underlying fund investments are realized. In such a case, pending payment, this capital is referred to as a redeeming capital account or "RCA."

In certain cases, redemption notices may be subject to cancellation after receipt and prior to payment.

Redemption notices and return of capital requests received from fee-paying investors, and related payments which are made in periods after notices are received, have been as follows:

Redemption Notices / Return of Capital Requests Received and Outstanding through December 31, 2012 (in thousands):

Notice Receipt Period	Liquid Hedge Fund Redemption Notices Received	Payments Made with Respect to those Notices - Inception to Date (C)	Liquid Hedge Fund Remaining Outstanding Notices	Credit Hedge Fund Return of Capital Requests Received	Payments Made with Respect to those Requests - Inception to Date (C)	Credit Hedge Fund Remaining Outstanding Notices
2012	$ 1,482,907	$ 1,092,758	$ 420,881	$ 248,402	$ -	$ 255,422
2011	2,382,209	2,291,242	-	785,831	413,153	455,768
2010	1,231,169	1,218,557	-	722,323	489,319	336,170
Prior			- (A)			409,984 (A)
			$ 420,881 (B)			$ 1,457,344 (B)

(A) Includes all prior periods with notices / requests that are still outstanding as of period end.

(B) For liquid hedge funds, reflects $420.9 million to be paid primarily within one quarter, of which $201.6 million is related to funds which have annual redemption terms. For credit hedge funds, reflects $45.9 million to be paid primarily within one quarter and $1,411.4 million in RCAs to be paid as the underlying investments are realized. Excludes any notices received from investors whose status has changed from fee-paying to non-fee-paying subsequent to notice receipt.

(C) SPV payments are reflected in the AUM rollforward table as SPV distributions rather than as redemptions. RCA payments are reflected in the AUM rollforward table as RCA distributions rather than as redemptions.

We note that performance between the notice / request date and the payment date may result in differences between the amount of redemption notices / return of capital requests received and the ultimate payments. The table above reflects the actual notices / requests received, the actual payments made, and the actual remaining NAV of related investors. Therefore, the aggregate notices / requests received will not equal the total payments made plus the remaining outstanding notices / requests, due primarily to post-notice performance.

Performance of Our Funds

The performance of our funds has been as follows (dollars in millions):

			AUM				Returns (B)		
			December 31,				Inception to December 31,		
Name of Fund	Inception Date	Maturity Date (A)	2012	2011	2010		2012	2011	2010
Private Equity									
Private Equity Funds that Report IRR's									
Fund I	Nov-99	(A)	$ -	$ -	$ -		25.7%	25.7%	25.7%
Fund II	Jul-02	Feb-13	-	-	196		35.6%	35.4%	36.1%
Fund III	Sep-04	Jan-15	1,288	1,286	1,306		5.8%	0.8%	1.9%
Fund III Coinvestment	Nov-04	Jan-15	118	85	97		1.1%	(0.7)%	0.5%
Fund IV	Mar-06	Jan-17	2,790	2,437	2,503		2.4%	(3.0)%	(5.0)%
Fund IV Coinvestment	Apr-06	Jan-17	485	567	584		(0.8)%	(4.7)%	(6.9)%
Fund V	May-07	Feb-18	2,891	2,441	3,969		(1.0)%	(5.1)%	(C)
Fund V Coinvestment	Jul-07	Feb-18	603	541	935		(9.6)%	(15.6%)	(C)
GAGACQ Coinvestment Fund	Sep-04	Permanent	-	-	-		19.2%	14.4%	20.6%
FRID	Mar-05	Apr-15	606	304	482		(3.2)%	(14.1)%	(8.4)%
FRIC	Mar-06	May-16	153	105	129		(5.1)%	(11.9)%	(10.1)%
FICO	Aug-06	Jan-17	-	-	32		(100.0)%	(100.0)%	(100.0)%
FHIF	Dec-06	Jan-17	1,083	1,067	1,041		7.6%	7.1%	0.0%
FECI	Jun-07	Feb-18	443	443	533		(1.6)%	(4.0)%	(5.9)%
WWTAI	Jul-11	Jun-24	101	9	-		(C)	(C)	N/A
							Returns (B)		
						Inception to Date (D)	2012	2011	2010
Private Equity Funds that Report Annual Returns									
Mortgage Opportunities Fund III	Jun-08	Closed Jun-11	-	-	116	(6.1)%	N/A	0.3%	11.7%
Private Equity - Castles									
Newcastle Investment Corp.	Jun-98	Permanent	1,729	1,294	1,102	N/A	N/A	N/A	N/A
Eurocastle Investment Limited	Oct-03	Permanent	1,931	1,887	1,935	N/A	1.7%	(4.6)%	(8.7)%
Liquid Hedge Funds									
Drawbridge Global Macro Funds (A)	Jun-02	Redeemable	357	392	419	8.5%	16.9%	(10.5)%	9.8%
Fortress Macro Funds	May-09	Redeemable	1,566	1,962	2,399	7.4%	17.8%	(9.3)%	10.7%
Fortress Macro MA1	Nov-11	Redeemable	177	50	-	15.1%	17.9%	(C)	N/A
Fortress Commodities Funds	Jan-08	Closed May-12	-	724	868	(1.4)%	(12.5)%	(8.0)%	1.8%
Fortress Commodities Fund MA1 Ltd	Nov-09	Closed Apr-12	-	95	103	(4.7)%	(6.6)%	(7.8)%	2.7%
Fortress Partners Fund LP (A)	Jul-06	Redeemable	691	780	873	2.4%	8.0%	0.5%	12.3%
Fortress Partners Offshore Fund LP (A)	Nov-06	Redeemable	706	676	798	2.5%	7.7%	(2.1)%	12.8%
Fortress Asia Macro Funds	Mar-11	Redeemable	433	208	-	13.1%	21.2%	(C)	N/A
Fortress Convex Asia Funds	May-12	Redeemable	50	-	-	(C)	(C)	N/A	N/A
Credit Hedge Funds									
Drawbridge Special Opp's Fund LP (E)	Aug-02	PE style redemption	3,793	4,040	4,498	11.1%	17.9%	10.9%	25.5%
Drawbridge Special Opp's Fund LTD (E)	Aug-02	PE style redemption	1,117	877	663	11.2%	16.6%	11.5%	29.0%
Worden Fund	Jan-10	PE style redemption	209	191	205	12.6%	17.6%	5.8%	(C)
Worden Fund II	Aug-10	PE style redemption	40	21	40	10.8%	13.2%	7.3%	(C)
Value Recovery Funds and related assets	(F)	Non-redeemable	496	811	1,299	(F)	(F)	(F)	(F)

Continued on next page.

Name of Fund	Inception Date	Maturity Date (A)	AUM December 31, 2012	2011	2010	Returns (B) Inception to December 31, 2012	2011	2010
Credit PE Funds								
Credit Opportunities Fund	Jan-08	Oct-20	997	1,307	1,180	26.9%	27.7%	32.4%
Credit Opportunities Fund II	Jul-09	Jul-22	1,014	1,148	835	18.5%	15.7%	(C)
Credit Opportunities Fund III	Sep-11	Mar-24	795	322	-	(C)	(C)	N/A
FCO Managed Accounts	Sep-08 to Jun-10	Oct-21 to Jun-24	1,027	950	602	23.1% (G)	24.9% (G)	34.3% (G)
FCO Managed Accounts (C)	Oct-10 to Jun-12	Apr-22 - Mar-27	514	258	60	(C)	(C)	(C)
Long Dated Value Fund I	Apr-05	Apr-30	186	193	201	4.3%	4.0%	3.2%
Long Dated Value Fund II	Nov-05	Nov-30	153	157	194	2.6%	3.8%	3.6%
Long Dated Value Fund III	Feb-07	Feb-32	128	197	209	8.0%	6.2%	10.1%
LDVF Patent Fund	Nov-07	Nov-27	16	16	14	9.7%	14.7%	15.9%
Real Assets Fund	Jun-07	Jun-17	88	112	159	9.3%	8.7%	9.2%
Assets Overflow Fund	Jul-08	Closed Dec-12	-	-	34	11.1%	(C)	(C)
Japan Opportunity Fund	Jun-09	Jun-19	587	958	908	20.5%	17.4%	(C)
Japan Opportunity Fund II (Dollar)	Dec-11	Dec-21	713	-	-	(C)	(C)	N/A
Japan Opportunity Fund II (Yen)	Dec-11	Dec-21	845	-	-	(C)	(C)	N/A
Net Lease Fund I	Jan-10	Feb-20	80	62	30	(C)	(C)	(C)
Global Opportunities Fund	Sep-10	Sep-20	310	350	147	(C)	(C)	(C)
Life Settlements Fund	Dec-10	Dec-22	210	172	216	(C)	(C)	(C)
Life Settlements Fund MA	Dec-10	Dec-22	19	15	19	(C)	(C)	(C)
Real Estate Opportunities Fund	May-11	Sep-24	47	-	-	(C)	(C)	N/A
Real Estate Opportunities REOC Fu	Oct-11	Oct-23	13	8	-	(C)	(C)	N/A
Subtotal - all funds			31,598	29,518	31,933			
Managed accounts			1,147	671	972			
Total - Alternative Investments			32,745	30,189	32,905			
Logan Circle			20,685	13,524	11,708			
Total (H)			$53,430	$43,713	$44,613			

(A) For funds with a contractual maturity date, maturity date represents the final contractual maturity date including the assumed exercise of extension options, which in some cases require the approval of the applicable fund advisory board. Fund I has passed its contractual maturity date and is in the process of an orderly wind down. The Castles are considered to have permanent equity as they have an indefinite life and no redemption terms. Investor capital in the liquid hedge funds and the Fortress Partners Funds is generally redeemable at the option of the fund investors; however, a substantial portion of the Drawbridge Global Macro Funds' and Fortress Partner Funds' investor capital is not redeemable by its investors and such capital will only be distributed as underlying assets are realized, in accordance with their governing documents. The Drawbridge Special Opportunities Funds and Worden Funds may pay redemptions over time, as the underlying investments are realized, in accordance with their governing documents ("PE style redemption"). The Value Recovery Funds generally do not allow for redemptions, but are in the process of realizing their remaining investments in an orderly liquidation. Management notes that funds which had a term of three years or longer at inception, funds which have permanent equity, funds which have a PE style redemption and funds which do not allow for redemptions aggregated approximately 84% of our alternative investment AUM as of December 31, 2012.

(B) Represents the following:

For private equity funds, other than the Mortgage Opportunities Funds, and credit PE funds, returns represent net annualized internal rates of return to limited partners after management fees and incentive allocations, and are computed on an inception to date basis consistent with industry standards. Incentive allocations are computed based on a hypothetical liquidation of net assets of each fund as of the balance sheet date. Returns are calculated for the investors as a whole. The computation of such returns for an individual investor may vary from these returns based on different management fee and incentive arrangements, and the timing of capital transactions.

For Castles, returns represent the return on invested equity (ROE). ROE is not reported on an inception to date basis. Newcastle's 2012, 2011 and 2010 ROE is not meaningful because Newcastle had minimal or negative average book equity.

For liquid and credit hedge funds, returns represent net returns after taking into account any fees borne by the funds for a "new issue eligible," single investor class as of the close of business on the last date of the relevant period. Specific performance may vary based on, among other things, whether fund investors are invested in one or more special investments.

For the Mortgage Opportunities Fund, returns represent the ratio of periodic performance to original contributed capital.

(C) These funds had no successor fund formed and either (a) were in their investment periods and had capital, other than recallable capital, remaining to invest, or (b) had less than one year elapsed from their inception, through the end of these years.

(D) For liquid hedge funds and credit hedge funds, reflects a composite of monthly returns presented on an annualized net return basis. For the Mortgage Opportunities Fund, reflects the ratio of inception-to-date performance to original contributed capital on an annualized basis.

(E) The returns for the Drawbridge Special Opportunities Funds reflect the performance of each fund excluding the performance of the redeeming capital accounts (i.e. investors who requested redemptions in prior periods and who are being paid out as investments are realized).

(F) Fortress began managing the third party originated Value Recovery Funds in June 2009. Their returns are not comparable since we are only managing the realization of existing investments within these funds which were acquired prior to Fortress becoming their manager.

(G) Accounts which fall within the description of Note (C) above for certain of the periods presented are excluded from the computations of returns for those periods.

(H) In addition to the funds listed, Fortress manages NIH, FPRF and Mortgage Opportunities Funds I and II. Such funds are excluded from the table because they did not include any fee paying assets under management at the end of the periods presented. Fund I and GAGACQ Coinvestment Fund had zero AUM as of December 31, 2012, 2011 and 2010, but for purposes of continuity of presentation, the returns of these funds have been left in the table.

Results of Operations

The following is a discussion of our results of operations as reported under GAAP. For a detailed discussion of distributable earnings, revenues and expenses from each of our segments, see "— Segment Analysis" below.

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Revenues					
Management fees: affiliates	$ 456,090	$ 464,305	$ 441,145	$ (8,215)	$ 23,160
Management fees: non-affiliates	45,617	58,096	27,794	(12,479)	30,302
Incentive income: affiliates	246,438	155,303	302,261	91,135	(146,958)
Incentive income: non-affiliates	26,162	1,917	22,927	24,245	(21,010)
Expense reimbursements from affiliates	189,304	172,465	146,127	16,839	26,338
Other revenues	6,258	6,542	9,991	(284)	(3,449)
	969,869	858,628	950,245	111,241	(91,617)
Expenses					
Interest expense	15,781	18,526	19,773	(2,745)	(1,247)
Compensation and benefits	750,359	706,060	720,712	44,299	(14,652)
Principals agreement compensation (expired in 2011)	-	1,051,197	952,077	(1,051,197)	99,120
General, administrative and other expense (including depreciation, amortization and impairment)	142,080	179,125	125,432	(37,045)	53,693
	908,220	1,954,908	1,817,994	(1,046,688)	136,914
Other Income (Loss)					
Gains (losses)	48,921	(30,054)	2,997	78,975	(33,051)
Tax receivable agreement liability adjustment	(8,870)	3,098	22,036	(11,968)	(18,938)
Earnings (losses) from equity method investees	156,530	41,935	115,954	114,595	(74,019)
	196,581	14,979	140,987	181,602	(126,008)
Income (Loss) Before Income Taxes	258,230	(1,081,301)	(726,762)	1,339,531	(354,539)
Income tax benefit (expense)	(39,408)	(36,035)	(54,931)	(3,373)	18,896
Net Income (Loss)	$ 218,822	$ (1,117,336)	$ (781,693)	$1,336,158	$(335,643)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 140,538	$ (685,821)	$ (497,082)	$ 826,359	$(188,739)
Net Income (Loss) Attributable to Class A Shareholders	$ 78,284	$ (431,515)	$ (284,611)	$ 509,799	$(146,904)

Factors Affecting Our Business

During the periods discussed herein, the following are significant factors that have affected our business and materially impacted our results of operations:

- changes in our AUM;
- level of performance of our funds; and
- changes in the size of our fund management and investment platform and our related compensation structure.

Each of these factors is described below.

Average Fee Paying AUM

Average fee paying AUM represents the reference amounts upon which our management fees are based. The reference amounts for management fee purposes are: (i) capital commitments or invested capital (or NAV, on an investment by investment basis, if lower) for the private equity funds and credit PE funds, which in connection with private equity funds raised after March 2006 includes the mark-to-market value on public securities held within the fund, (ii) contributed capital for the Castles, or (iii) the NAV for hedge funds and the NAV or fair value for managed accounts (including Logan Circle).

Average fee paying AUM, based on a simple quarterly average, was as follows:

	Private Equity			Credit			
Year Ended	Funds	Castles	Liquid Hedge Funds	Hedge Funds	PE Funds	Logan Circle	Total
December 31, 2012	$ 10,295	$ 3,409	$ 4,838	$ 5,831	$ 6,388	$ 17,806	$ 48,567
December 31, 2011	$ 10,135	$ 3,192	$ 6,132	$ 6,376	$ 5,228	$ 12,712	$ 43,775
December 31, 2010	$ 11,591	$ 3,054	$ 5,935	$ 7,238	$ 3,477	$ 7,094	$ 38,389

We note that, in certain cases, there are timing differences between an event's impact on average AUM and its impact on management fees earned. For instance, AUM is adjusted upon the occurrence of a private equity fund's reset date, but management fees are not impacted until the next contractual management fee calculation date (generally semi-annual).

Management Fees

Changes in average AUM have an effect on our management fee revenues. Depending on the timing of capital contributions in a given period, the full economic benefits of an increase in AUM may not be recognized until the following period.

In July 2012, Fortress formed a consolidated senior living property management subsidiary and has agreements to manage certain senior living properties, most of which are owned by Newcastle. For these services, Fortress will receive management fees based on a percentage of revenues from the properties.

Incentive Income

Incentive income is calculated as a percentage of profits (or in some cases taxable income) earned by the Fortress Funds. Incentive income that is not subject to contingent repayment is recorded as earned. Incentive income received from funds that continues to be subject to contingent repayment is deferred and recorded as a deferred incentive income liability until the related contingency is resolved. The contingencies related to a portion of the incentive income we have received from certain private equity Fortress Funds have been resolved.

In determining our segment measure of operations, distributable earnings, we generally recognize private equity style incentive income when gains are realized and hedge fund incentive income based on current returns, and we recognize our employees' share of this income as compensation expense at the same time. In contrast, GAAP requires that we likewise recognize the compensation when incurred, but we must defer the recognition of the revenue until all contingencies, primarily minimum returns over the lives of the private equity style funds and annual performance requirements of the hedge funds, are resolved – regardless of the probability of such returns being met. As a result, when we have significant PE style realizations or positive returns in interim periods in our hedge funds, which we regard as positive events, the related incentive income impact improves our segment distributable earnings while reducing our GAAP results for the same period.

Fund Management and Investment Platform

In order to accommodate the demands of our funds' investment portfolios, we have created investment platforms, which are comprised primarily of our people, financial and operating systems and supporting infrastructure. Expansion of our investment platform historically required increases in headcount, consisting of newly hired investment professionals and support staff, as well as leases and associated improvements to corporate offices to house the increasing number of employees, and related augmentation of systems and infrastructure. Our headcount changed from 900 asset management employees as of December 31, 2010 to 979 asset management employees as of December 31, 2011, and then changed to 975 asset management employees as of December 31, 2012. Additionally, we have 1,021 employees at the senior living properties that we manage (whose compensation expense is reimbursed to us by the owners of the facilities).

Revenues

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Total revenues were $969.9 million for the year ended December 31, 2012, a net increase of $111.2 million, compared to $858.6 million for the year ended December 31, 2011. The increase in revenues was attributable to increases of $91.1 million and $24.2 million in incentive income from affiliates and non-affiliates, respectively, and an increase of $16.8 million in expense reimbursements from affiliates. These increases were partially offset by decreases of $8.2 million and $12.5 million in management fees from affiliates and non-affiliates, respectively, and a decrease of $0.3 million in other revenues.

The decrease in management fees from affiliates of $8.2 million was primarily due to (i) a decrease in management fees from our private equity funds as a result of a decrease in AUM of approximately $2.0 billion related to the expiration of the capital commitment periods of Fund V, Fund V Coinvestment and FECI in 2011, and (ii) decreases of $1.3 billion and $0.5 billion in average fee paying AUM, based on a simple quarterly average, in our liquid and credit hedge funds, respectively. These decreases were offset by an increase of $8.9 million in management fees due to Newcastle options granted to Fortress during the year ended December 31, 2012 as compared to the prior comparative period and an increase of $1.2 billion in average fee paying AUM in our credit PE funds.

The decrease in management fees from non-affiliates of $12.5 million was primarily related to a decrease of $14.7 million due to an advisory agreement that concluded in the third quarter of 2011 and a decrease of $4.6 million primarily due to the termination of a managed account in the fourth quarter of 2011. These decreases were partially offset by an increase of $6.7 million in management fees from non-affiliates from Logan Circle as a result of an increase of $5.1 billion in average fee paying AUM.

The increase in incentive income from affiliates of $91.1 million was primarily attributable to (i) a net increase of $40.3 million in crystallized incentive income recognized from certain of our liquid hedge funds, primarily due to higher returns, (ii) a $53.5 million increase in incentive income earned from our credit hedge funds primarily due to higher returns from non-redeeming capital accounts (or "non-RCA"), which represents accounts where investors have not provided withdrawal notices, and crystallized incentive income from our Worden Funds, and (iii) an increase of $2.6 million of incentive income from our credit PE funds, which was realized as a result of deemed tax distributions and the dissolution of a fund and, therefore, is no longer subject to clawback. These increases were partially offset by $5.1 million in incentive income recognized from Fund II during the year ended December 31, 2011 which was related to distributions of capital to investors. These distributions resulted in the recognition of income as certain contingencies for repayment were resolved.

The $24.2 million increase in incentive income from non-affiliates was primarily related to crystallized incentive income from our liquid managed accounts.

The increase in expense reimbursements from affiliates of $16.8 million is primarily related to an increase in operating expenses eligible for reimbursement from our funds, including expenses related to our senior living property manager, for the year ended December 31, 2012 as compared to the prior comparative period.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Total revenues were $858.6 million for the year ended December 31, 2011, a net decrease of $91.6 million, compared to $950.2 million for the year ended December 31, 2010. The decrease in revenues was primarily attributable to decreases of $147.0 million and $21.0 million in incentive income from affiliates and non-affiliates, respectively, and a decrease of $3.4 million in other revenues. These decreases were partially offset by increases of $23.2 million and $30.3 million in management fees from affiliates and non-affiliates, respectively, and an increase of $26.3 million in expense reimbursements from affiliates.

The increases in management fees from affiliates and non-affiliates were primarily attributable to a $5.4 billion increase in average fee paying AUM, based on a simple quarterly average, from $38.4 billion as of December 31, 2010 to $43.8 billion as of December 31, 2011, including an increase of $5.6 billion in average fee paying AUM acquired through Logan Circle, plus an increase of $12.6 million due to Newcastle options granted to Fortress.

The decrease in incentive income from affiliates of $147.0 million was primarily due to (i) decreases in incentive income recognized from certain of our private equity funds of $62.2 million, mainly due to lower distributions of capital to investors, which result in the recognition of income as certain contingencies for repayment are resolved, (ii) decreases in incentive income recognized from our credit PE funds of $19.7 million, due to a net decrease in deemed tax distributions which are not subject to clawback, and (iii) decreases in incentive income recognized from certain of our liquid hedge funds of $46.8 million and our credit hedge funds of $18.3 million primarily due to lower performance as compared to the prior comparative period. The decrease in incentive income from non-affiliates of $21.0 million was primarily attributable to a reduction in incentive income generated by managed accounts related to our liquid hedge funds as a result of lower performance as compared to the prior comparative period and from a third party account in our credit hedge funds whose investments were fully realized in 2010.

The increase in expense reimbursements from affiliates was primarily attributable to the full year effect of our consolidation of FCF, the operating subsidiary of one of our private equity funds, which occurred in March 2010. The $3.4 million decrease in other revenues was primarily related to a decrease in dividend income.

Expenses

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Expenses were $908.2 million for the year ended December 31, 2012, a net decrease of $1,046.7 million, compared to $1,954.9 million for the year ended December 31, 2011. The decrease was attributable to decreases of (i) $2.7 million in interest expense, (ii) $1,051.2 million in principals agreement compensation, and (iii) $37.0 million in general, administrative and other expenses. These decreases were partially offset by a net increase of $44.3 million in compensation and benefits.

Principals agreement compensation decreased as a result of the expiration of the agreement in December 2011.

The decrease in general, administrative and other expenses was primarily due to (i) the impairment of goodwill and other intangible assets related to Logan Circle ($20.1 million) during the year ended December 31, 2011, (ii) a decrease in allowances for potentially uncollectible expense reimbursements in connection with a certain fund experiencing liquidity shortfalls ($4.5 million), (iii) a decrease in operating expenses related to an advisory agreement that concluded in the third quarter of 2011 ($7.6 million), and (iv) a decrease in professional fees ($6.0 million).

Total compensation and benefits increased primarily due to a $12.7 million increase in other payroll, taxes and benefits, a $13.0 million increase in discretionary bonuses, and a $57.8 million increase in profit-sharing expenses related to our credit hedge funds, liquid hedge funds, Principal Performance Payments, and Castles, partially offset by a $19.6 million decrease in profit-sharing expenses related to our credit PE funds and private equity funds, and a $19.6 million decrease in equity-based compensation. The increases in other payroll, taxes and benefits were primarily due to an increase in wages, severance and related taxes for the year ended December 31, 2012 as compared to the prior comparative period as a result of increased headcount and the formation of a senior living property management subsidiary. The $19.6 million decrease in equity-based compensation was primarily due to (i) a $15.9 million decrease due to the STIP agreement entered into by one of the Principals with a senior employee which impacted 2011 but not 2012, (ii) a $6.2 million decrease related to the net impact of changes in actual forfeiture activity and changes in the forfeiture assumptions associated with the RSUs, and (iii) a $5.3 million decrease related to lower grant date valuations of RSUs granted during 2012 in comparison to RSUs granted during the comparable period in 2011. These decreases were partially offset by a $2.4 million increase related to the departure of our former CEO during the year ended December 31, 2012 and a $5.4 million increase in expense associated with the Principal Performance Payments. Changes in profit sharing expense are a result of changes in the performance of relevant funds and the amount of profit sharing interests held by employees in the respective periods.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Expenses were $1,954.9 million for the year ended December 31, 2011, a net increase of $136.9 million, compared to $1,818.0 million for the year ended December 31, 2010. The increase was primarily attributable to an increase of $99.1 million in principals agreement compensation and an increase of $53.7 million in general, administrative and other expenses. These increases were partially offset by a decrease of $14.7 million in compensation and benefits and a decrease of $1.2 million in interest expense.

Principals agreement compensation increased as a result of the acceleration of the agreement's maturity date from February 2012 to December 2011. The increase in general, administrative and other expenses was primarily due to (i) an impairment of goodwill and other intangible assets related to Logan Circle, (ii) the full year effect of our consolidation of FCF and Logan Circle, (iii) an increase in allowances for potentially uncollectible expense reimbursements in connection with a certain fund experiencing liquidity shortfalls, (iv) a net reversal of an allowance for potentially uncollectible management fees, primarily in connection with the resolution of liquidity and valuation shortfalls within a certain fund, which was recognized during the year ended December 31, 2010, and (v) a net increase in other general and administrative expenses.

Total compensation and benefits decreased primarily due to a $51.4 million net decrease in profit sharing expenses primarily related to our private equity funds, liquid hedge funds, credit hedge funds and credit PE funds. The net decrease in profit sharing expenses was partially offset by a $17.8 million increase in equity-based compensation, a $9.9 million increase in other payroll, taxes and benefits and an increase of $9.0 million in discretionary bonuses. The $17.8 million increase in equity-based compensation was primarily due to a $14.8 million increase related to new RSUs granted after December 31, 2010, an increase of $1.5 million in expense associated with the LTIP and STIP agreements between one of the Principals and a senior employee, and a $1.5 million increase primarily related to the net impact of actual forfeiture activity and 2010 changes in the forfeiture assumptions associated with the RSUs. The increases in payroll, taxes and benefits and discretionary bonuses were primarily due to the full year effect of our consolidation of FCF and Logan Circle, which occurred in March 2010 and April 2010, respectively, aggregating $17.3 million, and an increase in our employee headcount for the year ended December 31, 2011 as compared to the prior comparative period.

Current and Future Compensation Expense

We seek to compensate our employees in a manner that aligns their compensation with the creation of long-term value for our shareholders. We aim to reward sustained financial and operational performance for all of our businesses and to motivate key employees to remain with us for long and productive careers. We must achieve our goals of alignment, motivation, and retention within the confines of current performance and liquidity. Aside from base salary, there are three significant components in our compensation structure.

Discretionary bonuses are awarded annually based on performance and on our estimation of market compensation. We note that while the payment of discretionary bonuses is optional, it is important for us to maintain a certain level of discretionary bonuses, based on the level of market compensation, even in periods of weaker performance, in order to retain and motivate employees.

Equity-based compensation awards, primarily RSUs, which are typically subject to service-based vesting conditions, are a key component of this compensation as they achieve all three goals. We set the level of our equity-based compensation each year based on performance (firm and individual) and our liquidity, as well as the number of shares available under our equity incentive plan and the dilutive impact they would have upon vesting.

In future periods, we will further recognize non-cash compensation expense on our non-vested equity-based awards outstanding as of December 31, 2012 of $35.2 million with a weighted average recognition period of 2.3 years.

Profit-sharing compensation is awarded, generally upon fund formation and, in certain cases, subject to vesting, based on certain employees' roles within the fund businesses, and serves to motivate these employees and align their interests with both our and our funds' investors. Private equity and credit PE profit-sharing expense is generally based on a percentage of realized fund incentive income. Liquid and credit hedge fund profit sharing expense may be based on a percentage of fund incentive income, a percentage of fund "net management fees" (management fees less related expenses), or a percentage of the incentive income generated by an individual trader (regardless of overall fund performance). The actual expense is based on actual performance within the funds and is detailed by segment in Note 8 to our consolidated financial statements contained herein. We note the following with respect to profit- sharing expense:

- Within our hedge funds, profit-sharing expenses can vary greatly by fund, depending on the compensation packages negotiated with key traders / investment officers within these funds. Therefore, the overall profit-sharing percentage of a given hedge fund segment will vary from year to year depending on which funds and which employees generate the most profits within the segment.

From time to time, senior management engages a compensation consultant to provide management with surveys to help us understand how the compensation we offer to our employees compares to the compensation our peers offer to their employees.

Principals Agreement Compensation

As a result of the Principals Agreement, which expired in December 2011, $4,763.0 million was charged to compensation expense on a straight-line basis over the approximately five-year vesting period. Fortress was not a party to this agreement. It was an agreement between our principals to further incentivize them to remain with Fortress. This GAAP expense had no economic effect on Fortress or its shareholders. As a result, management did not include this expense in any of its analyses of performance. When Fortress recorded this non-cash expense, it recorded a corresponding increase in capital. In August 2011, our principals agreed to extend their employment for a new five-year term effective January 1, 2012, on substantially similar terms and conditions as their prior employment agreements. In order to align the termination of the Principals Agreement with the effective date of their new employment agreements, our principals agreed to amend the expiration date of the Principals Agreement to December 31, 2011; as a result, all of the remaining expense related to this agreement, including $99.1 million that would otherwise have been recognized in 2012, has been recorded as principals agreement compensation during the year ended December 31, 2011.

<u>Other Income (Loss)</u>

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Other Income (Loss) was $196.6 million for the year ended December 31, 2012, a net increase of $181.6 million, compared to $15.0 million for the year ended December 31, 2011. This increase was primarily attributable to (i) significant increases in net unrealized gains primarily related to our direct investments in GAGFAH and Newcastle and (ii) better performance resulting in an increase in earnings from equity method investees with respect to our investments in our private equity funds, credit PE funds, liquid hedge funds and credit hedge funds for the year ended December 31, 2012 relative to the prior comparative period. These increases were partially offset by an increase in the expense associated with the tax receivable agreement liability.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Other Income (Loss) was $15.0 million for the year ended December 31, 2011, a net decrease of $126.0 million, compared to $141.0 million for the year ended December 31, 2010. The change was primarily due to lower performance resulting in a decrease in earnings from equity method investees with respect to our investments in our private equity funds, liquid hedge funds and credit hedge funds for the year ended December 31, 2011 relative to the prior comparative period, and an increase in net unrealized losses primarily related to our direct investment in GAGFAH and our investment in Newcastle.

In connection with changes in the deferred tax asset for the years ended December 31, 2011 and 2010, we recorded other income of $3.1 million and $22.0 million, respectively, arising from a reduction in the tax receivable agreement liability.

Income Tax Benefit (Expense)

Fortress has recorded a significant deferred tax asset. A substantial portion of this asset is offset by a liability associated with the tax receivable agreement with our Principals. This deferred tax asset is further discussed under "– Critical Accounting Policies" below and the tax receivable agreement is discussed in our consolidated financial statements included herein.

For the years ended December 31, 2012, 2011, and 2010, Fortress recognized income tax expense (benefit) of $39.4 million, $36.0 million, and $54.9 million, respectively. The primary reasons for changes in income tax expense (benefit) are (i) changes in annual taxable income and related foreign and state income taxes (and forecasts thereof which are used to calculate the tax provision during interim periods), (ii) changes in the mix of businesses producing income, which may be subject to tax at different rates, and related changes in our structure, and (iii) the tax impact of RSUs and RPUs that vested and were delivered at a value substantially less than their original value. In addition, during the fourth quarter of 2010, Fortress formed a broker-dealer subsidiary. This resulted in a decrease to our deferred tax asset. This decrease in the deferred tax asset caused an increase in Fortress's tax expense in the fourth quarter of 2010. The deferred tax asset is further discussed under "– Critical Accounting Policies" below.

Factors that impacted the year-over-year change in income tax expense (benefit) are detailed as follows:

	Comparative Years	
	2012 vs. 2011	2011 vs. 2010
Change in pre-tax income applicable to Class A Shareholders (A)	$ 40,642	$ (36,110)
Change in foreign and state income taxes	(6,900)	7,715
Change in mix of business (B)	(17,151)	9,525
Change in deferred tax asset-impact of equity compensation vesting (C)	2,410	8,054
Change in deferred tax expense primarily resulting from the formation of a broker-dealer subsidiary	782	(26,335)
Change in deferred tax asset valuation allowance and related adjustments	(4,052)	1,318
Write off of deferred tax asset related to options in affiliates (D)	(11,464)	11,464
Other	(894)	5,473
Total change	$ 3,373	$ (18,896)

(A) Changes in pre-tax income applicable to Class A shareholders are caused by changes in the pre-tax income of Fortress Operating Group and by changes in the Class A shareholders' ownership interest in Fortress Operating Group.
(B) From 2010 to 2011, a greater proportion of our total income was subject to corporate tax. In 2010, we generated more unrealized gains in certain of our private equity funds as well as more incentive income from certain of our liquid hedge funds, which income is passed directly to shareholders, increasing the proportion of our total income which was not subject to corporate tax and thereby reducing the proportion which was subject to corporate income tax. From 2011 to 2012, the opposite occurred.
(C) This factor changes based on the amount of equity-based compensation delivered in a given year.
(D) This portion of the deferred tax asset was fully reserved in the valuation allowance during 2011.

Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries increased from ($685.8) million to $140.5 million, an increase of $826.3 million, primarily attributable to (i) an increase of $842.5 million resulting from a $1.4 billion increase in Fortress Operating Group consolidated net income during the year ended December 31, 2012 as compared to the year ended December 31, 2011, (ii) a decrease of $18.6 million resulting from the dilution of noncontrolling interests in Fortress Operating Group caused by the delivery of restricted stock and restricted partnership awards, and (iii) an increase of $2.4 million resulting from Others' interests in the net income of consolidated subsidiaries of Fortress Operating Group.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

Principals' and Others' Interests in Loss of Consolidated Subsidiaries increased from $497.1 million to $685.8 million, an increase of $188.7 million, primarily attributable to (i) an increase of $217.7 million resulting from a $333.6 million increase in Fortress Operating Group consolidated net loss during the fiscal year ended December 31, 2011 as compared to the fiscal year ended December 31, 2010, (ii) a decrease of $34.1 million resulting from the dilution of noncontrolling interests in Fortress Operating Group caused by the delivery of restricted stock and restricted partnership awards during the fiscal year ended December 31, 2011, and (iii) an increase of $5.1 million resulting from Others' interests in the net income of consolidated subsidiaries of Fortress Operating Group.

Segment Analysis

Fortress conducts its management and investment business through the following primary segments: (i) private equity funds, (ii) Castles, (iii) liquid hedge funds, (iv) credit hedge funds, (v) credit PE funds, (vi) Logan Circle and (vii) principal investments in these funds as well as cash that is available to be invested. These segments are differentiated based on their varying strategies and, secondarily, on fund investor terms.

Discussed below are our results of operations for each of our reportable segments. They represent the separate segment information available and utilized by our management committee, which consists of our principals and certain key officers, and which functions as our chief operating decision maker to assess performance and to allocate resources. Management evaluates the performance of each segment based on its distributable earnings.

Management assesses our segments on a Fortress Operating Group and pre-tax basis, and therefore adds back the non-controlling interests in consolidated subsidiaries related to Fortress Operating Group units (held by the principals and one senior employee) and income tax expense.

Distributable earnings is described in Note 11 to Part II, Item 8, "Financial Statements and Supplementary Data – Segment Reporting." Furthermore, a complete discussion of distributable earnings basis impairment and reserves, including the methodology used in estimating the amounts as well as the amounts incurred in the relevant periods, is disclosed therein.

"Distributable earnings" for the existing Fortress businesses is equal to net income (loss) attributable to Fortress's Class A shareholders adjusted as follows:

Incentive Income

(i) a. for Fortress Funds which are private equity funds and credit PE funds, adding (a) incentive income paid (or declared as a distribution) to Fortress, less an applicable reserve for potential future clawbacks if the likelihood of a clawback is deemed greater than remote by Fortress's chief operating decision maker as described below (net of the reversal of any prior such reserves that are no longer deemed necessary), minus (b) incentive income recorded in accordance with GAAP,

b. for other Fortress Funds, at interim periods, adding (a) incentive income on an accrual basis as if the incentive income from these funds were payable on a quarterly basis, minus (b) incentive income recorded in accordance with GAAP,

Other Income

(ii) with respect to income from certain principal investments and certain other interests that cannot be readily transferred or redeemed:

a. for equity method investments in the private equity funds and credit PE funds as well as indirect equity method investments in hedge fund special investment accounts (which generally have investment profiles similar to private equity funds), treating these investments as cost basis investments by adding (a) realizations of income, primarily dividends, from these funds, minus (b) impairment with respect to these funds, if necessary, minus (c) equity method earnings (or losses) recorded in accordance with GAAP,

b. subtracting gains (or adding losses) on stock options held in the Castles,

c. subtracting unrealized gains (or adding unrealized losses) on direct investments in publicly traded portfolio companies and in the Castles,

(iii) adding (a) proceeds from the sale of shares received pursuant to the exercise of stock options in certain of the Castles, in excess of their strike price, minus (b) management fee income recorded in accordance with GAAP in connection with the receipt of these options,

Expenses

(iv) adding or subtracting, as necessary, the employee profit sharing in incentive income described in (i) above to match the timing of the expense with the revenue,

(v) adding back equity-based compensation expense (including Castle options assigned to employees, RSUs and RPUs (including the portion of related dividend and distribution equivalents recorded as compensation expense), restricted shares and the LTIP and STIP),

(vi) adding or subtracting, as necessary, any changes in the fair value of contingent consideration payable with respect to the acquisition of a business, to the extent management intends to pay it in equity and it is recorded on the statement of operations under GAAP,

(vii) adding back the amortization of intangible assets and any impairment of goodwill or intangible assets recorded under GAAP,

(viii) adding back compensation expense recorded in connection with the forfeiture arrangements entered into among the principals, which expired in December 2011 (Note 8),

(ix) adding the income (or subtracting the loss) allocable to the interests in consolidated subsidiaries attributable to Fortress Operating Group units, and

(x) adding back income tax benefit or expense and any income or expense recorded in connection with the tax receivable agreement (Note 6).

Private Equity Funds

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 119,492	$ 131,898	$ 138,038	$ (12,406)	$ (6,140)
Incentive Income	10,993	(1,748)	41,649	12,741	(43,397)
Segment revenues - total	$ 130,485	$ 130,150	$ 179,687	$ 335	$ (49,537)
Pre-tax distributable earnings	$ 85,389	$ 92,813	$ 126,869	$ (7,424)	$ (34,056)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable earnings decreased by $7.4 million primarily due to:

Revenues

Management fees were $119.5 million for the year ended December 31, 2012, a net decrease of $12.4 million, compared to $131.9 million for the year ended December 31, 2011. Management fees decreased $12.4 million primarily as a result of (i) a decrease of $11.3 million due to the reset of Fund V, Fund V Coinvestment and FECI upon expiration of their respective capital commitment periods in 2011, (ii) a decrease of $1.2 million in management fees in Fund II and Mortgage Opportunities Fund III, which were no longer subject to management fees effective in the third quarter of 2011, and (iii) a decrease of $1.8 million in management fees primarily as a result of a net decrease in market values of certain portfolio companies below their invested capital in prior periods. These decreases were partially offset by an increase of $1.9 million in management fees in Fund IV, FHIF, WWTAI and managed accounts due to net capital inflows and a net increase in market values of certain portfolio companies which were below their invested capital in prior periods, which impacted the computation of management fees for the year ended December 31, 2012.

Incentive income was $11.0 million for the year ended December 31, 2012, a net increase of $12.7 million, compared to ($1.7) million recognized for the year ended December 31, 2011. Incentive income increased $12.7 million primarily as a result of the reversal of $8.4 million of previously recognized reserves for the potential clawback of incentive income from Fund II during the year ended December 31, 2012, as compared to the recognition of a $4.5 million incremental reserve for the potential clawback of incentive income from Fund II during the year ended December 31, 2011.

Expenses

Expenses were $45.1 million for the year ended December 31, 2012, a net increase of $7.8 million, compared to $37.3 million for the year ended December 31, 2011. The net increase of $7.8 million in expenses was primarily attributable to a net increase of $10.7 million in compensation and benefits, which includes an increase of $4.6 million in profit sharing compensation expense (primarily related to the clawback reserve reversal mentioned above). This increase in compensation expenses was partially offset by a net decrease of $2.9 million in general and administrative and allocable expenses primarily related to an allowance for uncollectible amounts due from one of our private equity funds recognized in 2011.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings decreased by $34.1 million primarily due to:

Revenues

Management fees were $131.9 million for the year ended December 31, 2011, a net decrease of $6.1 million, compared to $138.0 million for the year ended December 31, 2010. Management fees decreased $6.1 million as a result of (i) a decrease of $12.3 million due to the reset of Fund V, Fund V Coinvestment and FECI upon expiration of their respective capital commitment periods, (ii) a net decrease of $1.7 million in management fees primarily as a result of a net decrease in market values of certain portfolio companies below their invested capital in prior periods, which impacted the computation of management fees for the year ended December 31, 2011, and (iii) a decrease of $1.4 million in management fees primarily from Fund I and Fund II, which are no longer subject to management fees. These decreases were partially offset by an increase of $9.3 million in Fund IV, Fund IV Coinvestment and FHIF management fees primarily due to a net increase in market values of certain portfolio companies which were below their invested capital in prior periods, which impacted the computation of management fees for the year ended December 31, 2011.

Incentive income was ($1.7) million for the year ended December 31, 2011, a net decrease of $43.4 million, compared to $41.6 million of incentive income recognized for the year ended December 31, 2010. Incentive income decreased by $43.4 million as a result of (i) a $4.5 million reserve for the potential clawback of incentive income for Fund II which was recognized in 2011 as compared to $36.2 million of incentive income for Fund II recognized for the year ended December 31, 2010, and (ii) a $2.6 million decrease in incentive income due to lower realization events for Fund I.

Expenses

Expenses were $37.3 million for the year ended December 31, 2011, a net decrease of $15.5 million, compared to $52.8 million for the year ended December 31, 2010. The net decrease of $15.5 million in operating expenses was primarily attributable to (i) a decrease of $18.3 million in profit sharing compensation expense primarily related to a decrease in incentive income for Fund I and Fund II as compared to the prior comparative period, and to the incentive income reserve for potential clawback for Fund II recognized in 2011, (ii) a net decrease of $3.6 million in other compensation and benefits expense, and (iii) a decrease of $2.6 million in corporate allocable expenses. These decreases were partially offset by a net increase of $9.0 million in general and administrative expenses primarily related to an allowance for uncollectible amounts due from one of our private equity funds.

Publicly Traded Alternative Investment Vehicles (''Castles'')

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 56,255	$ 53,357	$ 48,135	$ 2,898	$ 5,222
Incentive Income	242	-	-	242	-
Segment revenues - total	$ 56,497	$ 53,357	$ 48,135	$ 3,140	$ 5,222
Pre-tax distributable earnings	$ 28,809	$ 24,798	$ 18,012	$ 4,011	$ 6,786

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable earnings increased by $4.0 million primarily due to:

Revenues

Management fees were $56.3 million for the year ended December 31, 2012, an increase of $2.9 million, compared to $53.4 million for the year ended December 31, 2011. Management fees increased $2.9 million primarily as a result of (i) a $5.3 million increase due to an increase in Newcastle AUM resulting from their equity raises in 2011 and 2012, and (ii) $1.4 million of property management fees for the year ended December 31, 2012. These increases were partially offset by a $3.8 million decrease in management fees from certain investments within the Castles, which were concluded in the first quarter of 2012, as well as changes in foreign currency exchange rates.

Incentive income of $0.2 million for the year ended December 31, 2012 resulted from the exercise of Newcastle options.

Expenses

Expenses were $27.7 million for the year ended December 31, 2012, a net decrease of $0.9 million, compared to $28.6 million for the year ended December 31, 2011. The net decrease of $0.9 million in expense was primarily attributable to a $1.9 million net decrease in general and administrative expenses and allocable expenses primarily as a result of a decrease in overall corporate expenses and a decrease in average headcount within the Castles. This decrease was partially offset by a $1.1 million increase in accruals for Principals Performance Payments.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings increased by $6.8 million primarily due to:

Revenues

Management fees were $53.4 million for the year ended December 31, 2011, an increase of $5.2 million, compared to $48.1 million for the year ended December 31, 2010. Management fees increased $5.2 million as a result of (i) a $1.8 million increase in Eurocastle management fees primarily due to changes in foreign currency exchange rates, (ii) a $2.4 million increase in management fees from certain investments within the Castles and (iii) a $1.0 million increase due to an increase in Newcastle AUM resulting from their equity raises in 2011.

Expenses

Expenses were $28.6 million for the year ended December 31, 2011, a net decrease of $1.5 million, compared to $30.1 million for the year ended December 31, 2010. The net decrease of $1.5 million in expenses was primarily attributable to a $3.4 million decrease in allocable corporate expenses primarily as a result of a decrease in overall corporate expenses and a decrease in average headcount within the Castles. This decrease was partially offset by a $1.9 million net increase in compensation and benefits and general and administrative expenses, partially due to changes in foreign currency exchange rates.

Liquid Hedge Funds

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 77,531	$ 108,873	$ 98,671	$ (31,342)	$ 10,202
Incentive Income	67,645	3,787	67,159	63,858	(63,372)
Segment revenues - total	$ 145,176	$ 112,660	$ 165,830	$ 32,516	$ (53,170)
Pre-tax distributable earnings	$ 45,284	$ 13,750	$ 63,647	$ 31,534	$ (49,897)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable earnings increased by $31.5 million primarily due to:

Revenues

Management fees were $77.5 million for the year ended December 31, 2012, a net decrease of $31.3 million, compared to $108.9 million for the year ended December 31, 2011. Management fees decreased $31.3 million primarily due to net decreases of $18.4 million, $13.9 million and $1.8 million in management fees from the Fortress Commodities Funds (including related managed accounts), Fortress Macro Funds (including related managed accounts), and Fortress Partners Funds, respectively, primarily as a result of net capital outflows and the closing of the Fortress Commodities Funds in May 2012. These decreases were partially offset by (i) a $2.8 million increase in management fees from the Fortress Asia Macro Funds (including related managed accounts), which launched in March 2011, and (ii) a $0.3 million increase in management fees from the Convex Asia Funds, which launched in May 2012.

Incentive income, which is determined on a fund–by-fund basis, was $67.6 million for the year ended December 31, 2012, a net increase of $63.9 million, compared to $3.8 million for the year ended December 31, 2011. Incentive income increased $63.9 million primarily due to (i) a net increase of $52.0 million in the incentive income generated by the Fortress Macro Funds (including related managed accounts) as a result of a higher proportion of capital being eligible for incentive income as certain capital met or exceeded its high water mark in 2012 and generated subsequent positive performance, and (ii) an increase of $14.4 million in the incentive income generated by the Fortress Asia Macro Funds (including related managed accounts) as a result of higher returns and capital as compared to the prior comparative period. These increases in incentive income were partially offset by decreases of $2.2 million and $0.3 million in the incentive income generated by the Fortress Commodities Funds (including related managed accounts), and Fortress Partners Funds, respectively. These decreases were primarily a result of all capital eligible for incentive income remaining below its respective high water mark and the closing of the Fortress Commodities Funds.

Expenses

Expenses were $99.9 million for the year ended December 31, 2012, a net increase of $1.0 million, compared to $98.9 million for the year ended December 31, 2011. The increase of $1.0 million in expenses was primarily attributable to an increase of $5.0 million in accruals for Principal Performance Payments. This increase was partially offset by (i) a decrease of $3.9 million in net general and administrative and allocable expenses, and (ii) a decrease of $0.1 million in net compensation and benefits expense.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings decreased by $49.9 million primarily due to:

Revenues

Management fees were $108.9 million for the year ended December 31, 2011, a net increase of $10.2 million, compared to $98.7 million for the year ended December 31, 2010. Management fees increased $10.2 million primarily due to net increases of $11.0 million and $0.6 million in management fees from the Fortress Macro Funds (including related managed accounts) and Fortress Commodities Funds (including related managed accounts), respectively, primarily as a result of net capital raises, and an increase of $2.1 million in management fees from the Fortress Asia Macro Fund, which launched in March 2011. These increases in management fees were partially offset by net decreases of $2.5 million and $1.1 million in management fees from the Drawbridge Global Macro Funds and Fortress Partners Funds, respectively, primarily as a result of a decrease in management fees from the Drawbridge Global Macro Fund SPV, which is no longer subject to management fees as of July 31, 2010, and net capital outflows.

Incentive income, which is determined on a fund–by-fund basis, was $3.8 million for the year ended December 31, 2011, a net decrease of $63.4 million, compared to $67.2 million for the year ended December 31, 2010. Incentive income decreased $63.4 million primarily due to net decreases of $56.8 million, $4.7 million and $1.9 million in the incentive income generated by the macro strategy funds (including related managed accounts), Fortress Commodities Funds (including related managed accounts) and Fortress Partners Funds, respectively. These decreases were primarily due to negative performance in 2011 bringing nearly all capital eligible for incentive income below its respective high water mark.

Expenses

Expenses were $98.9 million for the year ended December 31, 2011, a net decrease of $3.3 million, compared to $102.2 million for the year ended December 31, 2010. The decrease of $3.3 million in expenses was primarily attributable to a decrease in compensation and benefits, primarily related to profit sharing compensation expense.

Credit Hedge Funds

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 101,194	$ 121,835	$ 124,180	$ (20,641)	$ (2,345)
Incentive Income	130,305	78,460	102,712	51,845	(24,252)
Segment revenues - total	$ 231,499	$ 200,295	$ 226,892	$ 31,204	$ (26,597)
Pre-tax distributable earnings	$ 92,523	$ 37,217	$ 72,255	$ 55,306	$ (35,038)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable earnings increased by $55.3 million primarily due to:

Revenues

Management fees were $101.2 million for the year ended December 31, 2012, a net decrease of $20.6 million, compared to $121.8 million for the year ended December 31, 2011. Management fees decreased $20.6 million primarily due to (i) a $14.7 million decrease in management fees from an advisory agreement that concluded in the third quarter of 2011, (ii) a $3.1 million decrease in management fees from the Value Recovery Funds and related assets due to a decrease in investment distributions, and (iii) a $2.6 million net decrease in management fees primarily from the Drawbridge Special Opportunities Funds as a result of net investor distributions.

Incentive income, which is determined on a fund–by-fund basis, was $130.3 million for the year ended December 31, 2012, a net increase of $51.8 million, compared to $78.5 million for the year ended December 31, 2011. Incentive income increased $51.8 million primarily due to net increases of $44.1 million and $7.6 million in incentive income generated by the Drawbridge Special Opportunities Funds and Worden Funds, respectively, primarily due to higher returns in 2012.

Expenses

Expenses were $139.0 million for the year ended December 31, 2012, a net decrease of $24.1 million, compared to $163.1 million for the year ended December 31, 2011. The decrease of $24.1 million in expenses was primarily attributable to (i) a net decrease of $65.1 in allocable expenses primarily as a result of a change in expense allocation methodology, and (ii) a net decrease of $6.5 million in general and administrative expenses primarily related to the advisory agreement which concluded in the third quarter of 2011. These decreases in expenses were partially offset by (i) a net increase of $33.9 million in compensation and benefits, which includes a net increase of $27.8 million in profit sharing compensation expense, and (ii) $13.5 million of accruals for Principal Performance Payments.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings decreased by $35.0 million primarily due to:

Revenues

Management fees were $121.8 million for the year ended December 31, 2011, a net decrease of $2.3 million, compared to $124.2 million for the year ended December 31, 2010. Management fees decreased $2.3 million primarily due to (i) an $18.4 million decrease in management fees from the Value Recovery Funds and related assets, of which $9.8 million relates to the recognition in the second quarter of 2010 of management fees that were previously deemed potentially uncollectible, and the balance primarily relates to investment distributions, and (ii) a $0.3 million net decrease in management fees for the Drawbridge Special Opportunities Funds primarily as a result of net investor distributions. These decreases in management fees were partially offset by (i) an increase of $14.7 million in management fees from an advisory agreement that commenced in the first quarter of 2011 and was concluded in the third quarter of 2011 and (ii) an increase of $1.7 million in management fees from the Worden Funds, which launched in 2010.

Incentive income, which is determined on a fund–by-fund basis, was $78.5 million for the year ended December 31, 2011, a net decrease of $24.3 million, compared to $102.7 million for the year ended December 31, 2010. Incentive income decreased $24.3 million primarily due to (i) decreases of $13.7 million and $4.6 million in incentive income from the Drawbridge Special Opportunities Fund and the Worden Funds, respectively, due to lower performance as compared to the prior comparative period, (ii) a $5.4 million decrease in incentive income from a third party account whose investments were fully realized in 2010 and (iii) a $0.6 million decrease in incentive income from other investments.

Expenses

Expenses were $163.1 million for the year ended December 31, 2011, a net increase of $8.5 million, compared to $154.6 million for the year ended December 31, 2010. The increase of $8.5 million in expenses was primarily attributable to (i) an increase of $2.7 million in compensation and benefits, which is net of a decrease of $7.4 million in profit sharing compensation expense, and (ii) a net increase of $5.8 million in general and administrative and allocable expenses, primarily related to the advisory agreement which commenced in the first quarter of 2011 and was concluded in the third quarter of 2011.

Credit PE Funds

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 98,393	$ 73,273	$ 48,421	$ 25,120	$ 24,852
Incentive Income	68,568	117,598	157,646	(49,030)	(40,048)
Segment revenues - total	$ 166,961	$ 190,871	$ 206,067	$ (23,910)	$ (15,196)
Pre-tax distributable earnings	$ 34,015	$ 101,169	$ 95,813	$ (67,154)	$ 5,356

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable earnings decreased by $67.2 million primarily due to:

Revenues

Management fees were $98.4 million for the year ended December 31, 2012, a net increase of $25.1 million, compared to $73.3 million for the year ended December 31, 2011. Management fees increased by $25.1 million primarily due to a $25.9 million net increase in management fees primarily attributable to net capital calls or additional commitments made after 2011, most notably in the Credit Opportunities Funds, FCO Managed Accounts and Japan Opportunity Fund II. These increases in management fees were partially offset by a $0.8 million net decrease in management fees attributable to net capital distributions by the Long Dated Value Funds and Real Assets Funds.

Incentive income was $68.6 million for the year ended December 31, 2012, a net decrease of $49.0 million, compared to $117.6 million for the year ended December 31, 2011. Incentive income decreased $49.0 million primarily due to (i) a decrease of $74.3 million in incentive income generated primarily by Credit Opportunities Fund I and FCO Managed Account #1, and (ii) a decrease of $1.8 million in incentive income generated by the Long Dated Value Funds and Real Assets Funds for the year ended December 31, 2012 as compared to the prior comparative period. These decreases were partially offset by increases of $12.7 million and $14.4 million in incentive income generated primarily by the Japan

Opportunity Funds and Credit Opportunities Fund II, respectively, for the year ended December 31, 2012 as compared to the prior comparative period.

Expenses

Expenses were $132.9 million for the year ended December 31, 2012, a net increase of $43.2 million, compared to $89.7 million for the year ended December 31, 2011. The increase of $43.2 million in expenses was primarily attributable to (i) a net increase of $66.9 million in allocable expenses primarily related to a change in expense allocation methodology, and (ii) a net increase of $0.6 million in accruals for Principal Compensation Payments. These increases were partially offset by (i) a net decrease of $22.2 million in compensation and benefits expense, which includes a net decrease of $19.5 million in profit sharing compensation expense, and (ii) a net decrease of $2.0 million in general and administrative expenses.

Year ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings increased by $5.4 million primarily due to:

Revenues

Management fees were $73.3 million for the year ended December 31, 2011, a net increase of $24.9 million, compared to $48.4 million for the year ended December 31, 2010. Management fees increased by $24.9 million primarily due to a $27.7 million increase in management fees attributable to net capital calls or commitments made after 2009, most notably by Credit Opportunities Fund, Credit Opportunities Fund II, Life Settlements Fund, Global Opportunities Fund and a third party account we manage. These increases in management fees were partially offset by (i) a net decrease of $1.7 million in management fees primarily due to the Japan Opportunities Fund, which had a management fee catch-up in 2010 for new investors who were admitted in subsequent closings of the fund, and (ii) a $1.1 million decrease in management fees attributable to net capital distributions by the Long Dated Value Funds and Assets Overflow Fund.

Incentive income was $117.6 million for the year ended December 31, 2011, a net decrease of $40.0 million, compared to $157.6 million for the year ended December 31, 2010. Incentive income decreased $40.0 million primarily due to a $64.5 million decrease in incentive income primarily as a result of a decrease in distributions generated by realization events within Credit Opportunities Fund and a third party account we manage during the year ended December 31, 2011 as compared to the prior comparative period. This decrease in incentive income was partially offset by an increase of $24.5 million in incentive generated primarily from the Japan Opportunities Fund, Credit Opportunities Fund II, an FCO Managed Account and Assets Overflow Fund for the year ended December 31, 2011 as compared to the prior comparative period.

Expenses

Expenses were $89.7 million for the year ended December 31, 2011, a net decrease of $20.6 million, compared to $110.3 million for the year ended December 31, 2010. The decrease of $20.6 million in operating expenses was primarily attributable to a decrease of $26.9 million in compensation and benefits expense, primarily related to profit sharing compensation expense. This decrease was partially offset by a net increase of $6.3 million in general and administrative and allocable expenses.

Logan Circle

The following table presents our results of operations for our Logan Circle segment:

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Segment revenues					
Management Fees	$ 26,796	$ 20,050	$ 13,315	$ 6,746	$ 6,735
Incentive Income	-	-	-	-	-
Segment revenues - total	$ 26,796	$ 20,050	$ 13,315	$ 6,746	$ 6,735
Pre-tax distributable earnings (loss)	$ (9,793)	$ (17,278)	$ (14,910)	$ 7,485	$ (2,368)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable loss decreased by $7.5 million primarily due to:

Revenues

Management fees were $26.8 million for the year ended December 31, 2012, a net increase of $6.7 million, compared to $20.1 million for the year ended December 31, 2011. Management fees increased by $6.7 million due to an increase in AUM as a result of net client inflows and positive performance.

Expenses

Expenses were $36.6 million for the year ended December 31, 2012, a net decrease of $0.7 million, compared to $37.3 million for the year ended December 31, 2011. The decrease of $0.7 million in expenses was primarily attributable to (i) a net decrease of $0.8 million in general and administrative expenses and (ii) a net decrease of $0.8 million in corporate allocable expenses as a result of a decrease in overall corporate expenses and a decrease in average headcount within Logan Circle. These decreases were partially offset by a net increase of $0.9 million in compensation and benefits expense.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable loss increased by $2.4 million primarily due to:
Revenues

Management fees were $20.0 million for the year ended December 31, 2011, a net increase of $6.7 million, compared to $13.3 million for the year ended December 31, 2010. Management fees increased by $6.7 million due to the full year effect of the Logan Circle acquisition in April 2010.

Expenses

Expenses were $37.3 million for the year ended December 31, 2011, a net increase of $9.1 million, compared to $28.2 million for the year ended December 31, 2010. The increase of $9.1 million in operating expenses was primarily attributable to (i) an increase of $7.0 million in compensation and benefits expense and (ii) an increase of $1.6 million in general and administrative expenses as a result of the full year effect of the Logan Circle acquisition in April 2010.

Principal Investments

	Year Ended December 31,			Variance	
	2012	2011	2010	2012/2011	2011/2010
Pre-tax distributable earnings (loss)	$ 708	$ (10,681)	$ 14,194	$ 11,389	$ (24,875)

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Pre-tax distributable loss decreased by $11.4 million primarily due to:

- a $0.6 million increase in net investment income from realizations and the performance of our investments in our funds. The $0.6 million net increase in investment income was due to a net increase of $5.7 million attributable to our investments in our hedge funds, offset by a net decrease of $5.1 million from realization events in our credit PE funds, private equity funds, and special investments in our hedge funds for the year ended December 31, 2012 as compared to the prior comparative period.
- a $2.2 million increase in net investment income primarily as a result of a decrease in recorded impairments with respect to our special investments in our hedge funds for the year ended December 31, 2012 as compared to the prior comparative period;
- a $2.8 million increase in net investment income due to a net decrease in interest expense primarily driven by a decrease in average debt balance during the year ended December 31, 2012 as compared to the prior comparable period;
- a $0.4 million decrease in net investment income due to a decrease in dividend income earned primarily from our direct investment in GAGFAH common stock, partially offset by an increase in dividend income earned from our direct investment in Newcastle common stock; and
- a $5.7 million increase in net investment income due to our foreign currency hedges and foreign currency translation adjustments.

The following table reflects all of our investments which are not marked to market through distributable earnings for segment reporting purposes as of December 31, 2012:

Fund	Fortress Share of NAV (A)	Fortress Segment Cost Basis (B)	Excess (C)	(Deficit) (C)
Main Funds				
Fund I	$ 53	$ -	$ 53	$ N/A
Fund II	1,592	-	1,592	N/A
Fund III and Fund III Coinvestment	12,662	3,792	8,870	N/A
Fund IV and Fund IV Coinvestment	129,306	62,928	66,378	N/A
Fund V and Fund V Coinvestment	156,127	74,005	82,122	N/A
Long Dated Value Funds	19,025	13,249	5,776	N/A
Real Assets Funds	22,555	9,981	12,574	N/A
Credit Opportunities Funds	78,155	45,914	32,241	N/A
Mortgage Opportunities Funds	4,688	-	4,688	N/A
Asia Funds (Japan Opportunity Funds, Global Opportunities Fund)	13,248	10,884	2,364	N/A
WWTAI	5,075	4,956	119	N/A
Real Estate Opportunities Funds	1,349	1,248	101	N/A
MSR Opportunities Funds	50	50	N/A	N/A
Other Funds (combined)				
GAGFAH (XETRA: GFJ)	10,751	2,880	7,871	N/A
Brookdale (NYSE: BKD)	33,100	8,136	24,964	N/A
Private investment #1	259,630	207,357	52,273	N/A
Private investment #2	105,726	44,770	60,956	N/A
Castles				
Eurocastle (EURONEXT: ECT)	40	78	N/A	(38)
Newcastle (NYSE: NCT)	9,002	667	8,335	N/A
Other				
Hedge fund side pocket investments	104,900	72,198	34,716	(2,014)
Direct investments	138,020	72,483	65,943	(406)
Total	$ 1,105,054	$ 635,576	$ 471,936	$ (2,458)

(A) Represents the net asset value ("NAV") of Fortress's investment in each fund. This is generally equal to its GAAP and segment carrying value.

(B) Represents Fortress's cost basis in each investment for segment reporting purposes, which is net of any prior impairments taken for distributable earnings.

(C) Represents the difference between NAV and segment cost basis. If negative (a deficit), this represents potential future impairment. If positive (an excess), this represents unrealized gains which, if realized, will increase future distributable earnings.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Pre-tax distributable earnings decreased by $24.9 million primarily due to:

- a $1.5 million increase in net investment income primarily as a result of a decrease in recorded impairments of $3.5 million and $0.1 million with respect to our investments in our private equity funds and special investments in our hedge funds, respectively, for the year ended December 31, 2011 as compared to the prior comparative period. These decreases in recorded impairments were partially offset by the recording of $2.0 million of impairments with respect to our investments in Eurocastle for the year ended December 31, 2011;
- a $20.4 million decrease in net investment income from realizations and the performance of our investments in our funds. The $20.4 million net decrease in investment income was due to a net decrease of $3.8 million due to realization events in our credit PE funds, private equity funds, and special investments in our hedge funds and a net decrease of $16.6 million attributable to our investments in our hedge funds for the year ended December 31, 2011 as compared to the prior comparative period;
- a $1.3 million increase in net investment income due to a net decrease in interest expense primarily due to (i) a decrease of $1.4 million in the amortization of financing costs and (ii) a decrease of $4.0 million due to the write-off of deferred financing costs as a result of a repayment of our prior credit agreement in October 2010. These net decreases in interest expense were partially offset by an increase of $4.1 million primarily due to an increase in the average interest rate paid during the year ended December 31, 2011 as compared to the prior comparable period;
- a $3.6 million decrease in net investment income due to a decrease in dividend income earned primarily from our direct investment in GAGFAH common stock, partially offset by an increase in dividend income earned from our direct investment in Newcastle common stock; and
- a $3.5 million decrease in net investment income due to realized losses on our foreign currency hedges and foreign currency translation adjustments.

Unallocated

The unallocated amounts are immaterial.

Sensitivity

For an analysis of the sensitivity of segment revenues to changes in the estimated fair value of the Fortress Fund investments, see Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

Liquidity and Capital Resources

Liquidity is a measurement of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain investments, including our capital commitments (and clawback obligations, if any) to our funds, pay compensation, and satisfy our other general business needs including our obligation to pay U.S. federal income tax. In addition, we may use cash to make distributions, particularly the distributions we are required to make to our principals in connection with tax obligations, which can be material. Our primary sources of funds for liquidity consist of cash flows provided by operating activities, primarily the management fees and incentive income paid to us from the Fortress Funds, borrowings under loans, and the potential issuance of debt and equity securities, as well as the investment returns on our principal investments in these funds. The cash received from these investment returns is limited based on the liquidity terms of the respective funds; for instance, private equity funds generally only distribute cash upon investment realization events. Our primary uses of liquidity include operating expenses (which include compensation, rent and interest, among others), payments under our credit agreement and other debt, capital commitments to our funds and tax and tax-related payments and distributions.

The receipt of management fees generally occurs on a fixed and fairly predictable schedule, subject to changes in the NAV of the Fortress Funds (due to performance or capital transactions). From time to time, we may elect, in our discretion, to defer the receipt of management or other fees or reimbursements, to which we are legally entitled, in order to optimize the operations of the underlying funds. As of December 31, 2012, the receipt of approximately $43.7 million of management fees had been deferred, of which $12.2 million has been reserved by us, and the ultimate timing of their payment is currently uncertain. In addition, $17.3 million of private equity general and administrative expenses had been advanced on behalf of certain funds. The amount of deferred management fees and reimbursements may increase in the future. Also, while we still believe that we will receive these amounts, if these delinquencies continue or worsen, they could meaningfully constrain our liquidity in the future.

The timing of receipt of cash flows from other operating activities is in large part dependent on the timing of distributions from our private equity funds and credit PE funds, which are subject to restrictions and to management's judgment regarding the optimal timing of the monetization of underlying investments, as well as dates specified in our hedge funds' operating documents, which outline the determination and payment of our incentive income, if any. The timing of capital requirements to cover fund commitments is subject to management's judgment regarding the acquisition of new investments by the funds, as well as the ongoing liquidity requirements of the respective funds. The timing of capital requirements and the availability of liquidity from operating activities may not always coincide, and we may make short-term, lower-yielding investments with excess liquidity or fund shortfalls with short-term debt or other sources of capital.

We expect that our cash on hand and our cash flows from operating activities, capital receipts from balance sheet investments and available financing will be sufficient to satisfy our liquidity needs with respect to expected current commitments relating to investments and with respect to our debt obligations over the next twelve months. We estimate that our expected management fee receipts over the next twelve months, a portion of which may be deferred, will be sufficient (along with our cash on hand of $104.2 million at December 31, 2012, our available draws under our current credit facility of $147.1 million as of February 26, 2013, and capital receipts from our balance sheet investments) to meet our operating expenses (including compensation and lease obligations), required debt payments, tax distribution requirements, incentive income clawback obligations (if any), and fund capital commitments, in each case to be funded during the next twelve months (see obligation tables below). These uses of cash would not (barring changes in other relevant variables, such as EBITDA and Consolidated EBITDA, as defined in our current credit agreement) cause us to violate any of our financial covenants under our current credit agreement. We note that our cash balance was reduced at December 31, 2012 as a result of the early payment of bonuses and profit sharing; as of January 31, 2012, our cash on hand was $311.6 million. In addition, in February 2013, we terminated our existing $60.0 million revolving credit facility and entered into a new $150.0 million facility, of which $147.1 million was available at closing. We believe that the compensation we will be able to pay from these available sources will be sufficient to retain key employees and maintain an effective workforce. We may elect, if we deem it appropriate, to defer certain payments due to our principals and affiliates or raise capital to enable us to make payments required under our credit agreement or for other working capital needs.

We expect to meet our long-term liquidity requirements, including the repayment of our debt obligations and any new commitments or increases in our existing commitments (and clawback obligations, if any) relating to principal investments, through the generation of operating income (including management fees, a portion of which may be deferred), capital receipts from balance sheet investments and, potentially, additional borrowings and equity offerings. Our ability to execute our business strategy, particularly our ability to form new funds and increase our AUM, depends on our ability to raise additional investor capital within our funds and on our ability to monetize our balance sheet investments. Furthermore, strategic initiatives and the ability to make principal investments in funds may be dependent on our ability to raise capital at the Fortress level. Decisions by counterparties to enter into transactions with us will depend upon a number of factors, such as our historical and projected financial performance and condition, compliance with the terms of our current credit arrangements, industry and market trends and performance, the availability of capital and our counterparties' policies and rates applicable thereto, the rates at which we are willing to borrow, and the relative attractiveness of alternative investment or lending opportunities. Furthermore, given the current, depressed level of the market price of our Class A shares as well as the relative illiquidity in the credit market (as described above under "– Market Considerations"), raising equity capital could be dilutive to our current shareholders and issuing debt obligations could result in significant increases to operating costs. The level of our share price also limits our ability to use our equity as currency in the potential acquisition of businesses, other companies or assets.

We are a publicly traded partnership and have established a wholly owned corporate subsidiary ("FIG Corp."). Accordingly, a substantial portion of our income earned by the corporate subsidiary is subject to U.S. federal income taxation and taxed at prevailing rates. The remainder of our income is allocated directly to our shareholders and is not subject to any corporate level of taxation.

As of December 31, 2012, our material cash commitments and contractual cash requirements were related to our capital commitments to our funds, lease obligations and debt obligations. Our potential liability for the contingent repayment of incentive income is discussed under "– Contractual Obligations" below.

Capital Commitments

We determine whether to make capital commitments to our private equity funds and credit PE funds in excess of the minimum required amounts based on a variety of factors, including estimates regarding our liquidity over the estimated time period during which commitments will have to be funded, estimates regarding the amounts of capital that may be appropriate for other funds which we are in the process of raising or are considering raising, and our general working capital requirements.

We generally fund our principal investments in the Fortress Funds with cash, either from working capital or borrowings, and not with carried interest. We do not hold any principal investments in the funds other than through the Fortress Operating Group entities. Our principals do not own any portion of the carried interest in any fund personally. Accordingly, their personal investments in the funds are funded directly with cash.

Our capital commitments to our funds with outstanding commitments as of December 31, 2012 consisted of the following (in thousands).

	Outstanding Commitment	
Private Equity Funds		
Fund II	$	566
Fund III Coinvestment		2
Fund IV		4,053
Fund IV Coinvestment		3
Fund V		6,143
Fund V Coinvestment		2
FRID		812
FHIF		8,089
FECI		1,551
WWTAI		2,599
MSR Opportunities Fund I A		25
MSR Opportunities Fund I B		25
A&K Global Health		500
Credit PE Funds		
Credit Opportunities Fund		6,882
Credit Opportunities Fund II		4,178
Credit Opportunities Fund III		16,921
FCO Managed Accounts		48,292
Long Dated Value Fund I		460
Long Dated Value Fund II		1,640
Long Dated Value Fund III		160
LDVF Patent Fund		28
Real Assets Fund		21,088
Japan Opportunity Fund		811
Japan Opportunity Fund II		15,273
Net Lease Fund I		167
Global Opportunities Fund		2,250
Life Settlements Fund		82
Life Settlements Fund MA		54
Real Estate Opportunities Fund		4,813
Real Estate Opportunities REOC Fund		189
Karols Development Co		7,435
Other		440
Total	$	155,533

Lease Obligations

Minimum future rental payments (excluding expense escalations) under our operating leases are as follows (in thousands):

Year Ending December 31,		
2013	$	24,511
2014		23,238
2015		20,870
2016		19,371
2017		2,414
Thereafter		215
Total	$	90,619

Debt Obligations

As of December 31, 2012, our debt obligations consisted of our prior credit agreement and promissory note, as described below.

In October 2010, we entered into a new credit agreement (the "2010 Credit Agreement") and repaid our prior credit agreement, which bore interest at LIBOR +2.50%, in full. The terms of the 2010 Credit Agreement included: a $280 million term loan facility which was fully repaid in October 2012, a $60 million revolving credit facility (including a $25 million letter of credit subfacility) maturing in October 2013, an interest rate generally equal to LIBOR plus 4.0% per annum (with a minimum LIBOR rate of 1.75%), and a commitment fee on undrawn amounts of 0.625% per annum, as well as various other customary fees.

Increases in the interest rate on our debt obligations, whether through amendments, refinancings, or increases in LIBOR, may result in a direct reduction in our earnings and cash flow from operations and, therefore, our liquidity.

The following table presents information regarding our debt obligations (dollars in thousands):

Debt Obligation	Face Amount and Carrying Value December 31, 2012	Face Amount and Carrying Value December 31, 2011	Final Stated Maturity	December 31, 2012 Amount Available for Draws
2010 Credit Agreement (1)				
Revolving debt (2)	$ -	$ -	Oct 2013	$ 57,094
Term loan	-	261,250	Repaid	N/A
Total	$ -	$ 261,250		$ 57,094

(1) Collateralized by substantially all of Fortress Operating Group's assets including Fortress Operating Group's rights to fees from the Fortress Funds and its equity interests therein.

(2) The $60.0 million revolving credit facility under the 2010 Credit Agreement included a $25.0 million letter of credit subfacility of which $2.9 million was utilized.

In October 2012, the term loan was repaid in full.

During the year ended December 31, 2012, the average face amount of our outstanding debt was approximately $167.8 million, and the highest face amount outstanding at one time during this period was $261.3 million. During this period, we did not incur any new short-term borrowings other than the promissory note described below.

On December 21, 2012, one of our Principals retired and we agreed to purchase all of his 2,082,684 Class A shares and his 49,189,480 Fortress Operating Group units at $3.50 per share, or an aggregate of $179.5 million. In connection with this purchase, we paid $30.0 million of cash and issued a $149.5 million promissory note to the former Principal, which bears interest at 5% and matures based on the following schedule: $40.0 million in March 2013, $20.0 million in June 2013, $30.0 million in September 2013 and $59.5 million in February 2014. Simultaneously, we entered into a waiver and an amendment of the 2010 Credit Agreement which, among other things, changes the definition of the Consolidated Fixed Charge Coverage Ratio (see below) to exclude payments related to the purchase and promissory note.

As a result of our initial public offering and related transactions, secondary public offerings, and other transactions, FIG Asset Co. LLC lent aggregate excess proceeds of approximately $371.1 million to FIG Corp., pursuant to a demand note. As of December 31, 2012, the outstanding balance was approximately $285.0 million, including unpaid interest. In addition, as of December 31, 2012, the Registrant owed Fortress Operating Group $16.6 million, which has subsequently been repaid. This intercompany debt is eliminated in consolidation.

Covenants

Fortress Operating Group was required to prepay any amounts outstanding under the 2010 Credit Agreement upon the occurrence of certain events, including certain asset sales and other dispositions.

The events of default under the 2010 Credit Agreement were typical of such agreements and included payment defaults, failure to comply with credit agreement covenants, cross-defaults to material indebtedness, bankruptcy and insolvency, change of control, and adverse events (as defined in the 2010 Credit Agreement) with respect to our material funds. A default under the 2010 Credit Agreement would likely have had a material, adverse impact on our liquidity.

The 2010 Credit Agreement contained customary representations and warranties and affirmative and negative covenants that, among other things, restricted the ability of Fortress to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies or transfer all or substantially all of their respective assets, transfer or sell assets, make restricted payments, engage in transactions with affiliates and insiders, and incur restrictions on the payment of dividends or other distributions and certain other contractual restrictions. These covenants were subject to a number of limitations and exceptions set forth in the 2010 Credit Agreement. We were in compliance with all of these covenants as of December 31, 2012. In addition, Fortress Operating Group must not:

- Permit AUM (as defined as Management Fee Earning Assets in the 2010 Credit Agreement) to be less than $25.0 billion as of the end of any calendar month;
- Permit the Consolidated Leverage Ratio (a measure of Adjusted Net Funded Indebtedness compared to EBITDA, each such term as defined in the 2010 Credit Agreement) to be greater than 2.75 to 1.0 as of the end of any fiscal quarter for the four quarter period ending on such date;
- Permit the Minimum Investment Assets Ratio (a measure of investments compared to outstanding debt, as defined in the 2010 Credit Agreement), as of the end of any fiscal quarter, to be less than 2.00 to 1.0 through December 31, 2012 or less than 2.25 to 1.0 thereafter; or
- Permit the Consolidated Fixed Charge Coverage Ratio (a measure of EBITDA after permitted tax distributions compared to required debt payments, or fixed charges, as defined in the 2010 Credit Agreement) to be: (i) if Net Funded Indebtedness (a measure of outstanding debt, as defined in the 2010 Credit Agreement) is greater than $300 million, less than or equal to 2.25 to 1.0, (ii) if Net Funded Indebtedness is greater than $250 million but less than or equal to $300 million, less than or equal to 2.00 to 1.0 or (iii) if Net Funded Indebtedness is less than $250 million, less than or equal to 1.75 to 1.00, as of the end of any fiscal quarter for the four quarter period ending on such date.

The following table sets forth the financial covenant requirements under the 2010 Credit Agreement as of December 31, 2012.

	(dollars in millions)		
	Requirement	Actual	Notes
AUM, as defined	≥ $25,000	$ 39,569	(A)
Consolidated Leverage Ratio	≤ 2.75	0.36	(B)
Minimum Investment Assets Ratio	≥ 2.00	7.73	(C)
Consolidated Fixed Charge Coverage Ratio	≥ 1.75	12.37	(B)

(A) Impacted by capital raised in funds, redemptions from funds, and valuations of fund investments. The AUM presented here is based on the definition of Management Fee Earning Assets contained in the 2010 Credit Agreement.

(B) The consolidated leverage ratio is equal to Adjusted Net Funded Indebtedness, as defined, divided by the trailing four quarters' EBITDA, as defined. The consolidated fixed charge coverage ratio is equal to the quotient of (A) the trailing four quarters' EBITDA, as defined, less permitted tax distributions, as defined, divided by (B) the trailing four quarters' required interest and principal payments, or fixed charges, made with respect to the 2010 Credit Agreement. Adjusted Net Funded Indebtedness and EBITDA are computed as shown below (in millions). EBITDA, as defined, is impacted by the same factors as distributable earnings, except EBITDA is not impacted by changes in clawback reserves or gains and losses, including impairment, on investments.

	December 31, 2012
Outstanding debt (D)	$ 149.9
Plus: Outstanding letters of credit	2.9
Less: Cash (up to $50 million)	(50.0)
Adjusted Net Funded Indebtedness	$ 102.8

	Year Ended December 31, 2012
Fortress Operating Group GAAP net income (loss) after non-controlling interests	$ 248.2
Depreciation and amortization, interest expense and income taxes	41.7
Extraordinary or non-recurring gains and losses	1.2
Incentive Income Adjustment	(3.5)
Other Income Adjustment	(228.9)
Compensation expenses recorded in connection with the assignment of Castle Options and Stock Based Compensation	222.0
Accrued employee profit sharing related to NIH incentive compensation minus cash payments made with respect to such employee profit sharing	-
Income (loss) allocable to, or resulting from distributions to, the Principals (and one senior employee) or their assignees	-
EBITDA	$ 280.7
Permitted tax distributions	$ 61.7
Fixed charges	$ 108.2

(C) Impacted by capital investments in funds and the valuation of such funds' investments.

(D) Includes $0.4 million of insurance financing.

2013 Credit Agreement

In February 2013, we terminated our existing $60.0 million revolving credit facility and entered into a new $150.0 million revolving credit facility (the "2013 Credit Agreement") with a $15.0 million letter of credit subfacility. At closing, $147.1 million was available to be drawn. The 2013 Credit Agreement generally bears interest at an annual rate equal to LIBOR plus an applicable rate that fluctuates depending upon our credit rating (based upon our current credit rating the interest rate is equal to LIBOR plus 2.50% per annum), and a commitment fee on undrawn amounts that fluctuates depending upon our credit rating (based upon our current credit rating the commitment fee is 0.40% per annum), as well as other customary fees. The obligations under the 2013 Credit Agreement mature in February 2016. In connection with the closing of the 2013 Credit Agreement, approximately $2.0 million of fees and expenses were paid. The 2013 Credit Agreement is collateralized by substantially all of Fortress Operating Group's assets, including its rights to fees from the Fortress Funds and its equity interests therein, other than fees from our senior living property manager.

Increases in the interest rate on our debt obligations under the 2013 Credit Agreement, whether through amendments, refinancings, increases in LIBOR, or a downgrade of our credit rating, may result in a direct reduction in our earnings and cash flow from operations and, therefore, our liquidity.

Fortress Operating Group is required to prepay any amounts outstanding under the 2013 Credit Agreement upon the occurrence of certain events.

The events of default under the 2013 Credit Agreement are typical of such agreements and include payment defaults, failure to comply with credit agreement covenants, cross-defaults to material indebtedness, bankruptcy and insolvency, and change of control. A default under the 2013 Credit Agreement would likely have a material, adverse impact on our liquidity.

The 2013 Credit Agreement contains customary representations and warranties and affirmative and negative covenants that, among other things, restrict the ability of Fortress to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies or transfer all or substantially all of their respective assets, transfer or sell assets, make restricted payments, engage in transactions with affiliates and insiders, and incur restrictions on the payment of dividends or other distributions and certain other contractual restrictions. These covenants are subject to a number of limitations and exceptions set forth in the 2013 Credit Agreement. In addition, Fortress Operating Group must not:

- Permit AUM (as defined as Management Fee Earning Assets in the 2013 Credit Agreement) to be less than $25.0 billion as of the end of any calendar month;
- Permit the Consolidated Leverage Ratio (a measure of Adjusted Net Funded Indebtedness compared to Consolidated EBITDA, each such term as defined in the 2013 Credit Agreement) to be greater than 2.00 to 1.0 as of the end of any fiscal quarter for the four quarter period ending on such date; or
- Permit the Consolidated Interest Coverage Ratio (a measure of Consolidated EBITDA compared to Consolidated Interest Charges, each such term as defined in the 2013 Credit Agreement) to be less than 4.00 to 1.0 as of the end of any fiscal quarter for the four quarter period ending on such date.

The foregoing summaries are not complete and are qualified in their entirety by reference to the 2010 Credit Agreement, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2010 and is incorporated by reference herein, and by reference to the 2013 Credit Agreement, which is filed as an exhibit hereto.

Dividends / Distributions

2012

On February 26, 2013, we declared a fourth quarter cash dividend of $0.06 per Class A share. The dividend is payable on March 15, 2013 to holders of record of our Class A shares on March 12, 2013. The aggregate amount of this dividend payment is approximately $13.4 million. In connection with this dividend, dividend equivalent payments of approximately $0.5 million will be paid to holders of restricted Class A share units.

On November 1, 2012, we declared a third quarter cash dividend of $0.05 per Class A share. The dividend was payable on November 19, 2012 to holders of record of our Class A shares on November 14, 2012. The aggregate amount of this dividend payment was approximately $11.0 million. In connection with this dividend, dividend equivalent payments of approximately $0.3 million were paid to holders of restricted Class A share units.

On August 1, 2012, we declared a second quarter cash dividend of $0.05 per Class A share. The dividend was payable on August 20, 2012 to holders of record of our Class A shares on August 15, 2012. The aggregate amount of this dividend payment was approximately $11.0 million. In connection with this dividend, dividend equivalent payments of approximately $0.3 million were paid to holders of restricted Class A share units.

On May 2, 2012, we declared a first quarter cash dividend of $0.05 per Class A share. The dividend was payable on May 21, 2012 to holders of record of our Class A shares on May 16, 2012. The aggregate amount of this dividend payment was approximately $10.7 million. In connection with this dividend, dividend equivalent payments of approximately $0.4 million were paid to holders of restricted Class A share units.

During the year ended December 31, 2012, Fortress Operating Group declared distributions of $48.4 million to the principals and one senior employee.

2011

On February 28, 2012, we declared a fourth quarter 2011 cash dividend of $0.05 per Class A share. The dividend was payable on March 15, 2012 to holders of record of our Class A shares on March 12, 2012. The aggregate amount of this dividend payment was $9.6 million. In connection with this dividend, dividend equivalent payments of approximately $0.7 million were paid to holders of restricted Class A share units.

During the year ended December 31, 2011, Fortress Operating Group declared distributions of $48.0 million to the principals and one senior employee in connection with tax obligations.

2010

During the year ended December 31, 2010, Fortress Operating Group declared distributions of $88.7 million to the principals and one senior employee in connection with tax obligations.

Cash Flows

Our primary cash flow activities are: (i) generating cash flow from operations, (ii) making investments in Fortress Funds, (iii) meeting financing needs through, and making required payments under, our credit agreement and other debt, and (iv) distributing cash flow to equity holders, as applicable.

As described above in ''— Results of Operations,'' our AUM has changed throughout the periods reflected in our financial statements included in this Annual Report on Form 10-K. This change is a result of the Fortress Funds raising and investing capital, and generating gains from investments, offset by redemptions, capital distributions and losses.

Our dividend policy has certain risks and limitations, particularly with respect to liquidity. Although we may pay dividends in accordance with our stated dividend policy, we may not pay the amount of dividends suggested by our policy, or at all, if, among other things, we do not have the cash necessary to pay the intended dividends, if such payment would violate the terms of our credit agreement, or if our board of directors determines it would be prudent to reduce or eliminate future dividend payments. To the extent we do not have cash on hand sufficient to pay dividends, we may borrow funds to pay dividends, but we are not obligated to do so. By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

Operating Activities

Our net cash flow provided by (used in) operating activities was $142.0 million, $168.2 million and $310.2 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Operating Activities –Comparative – 2012 vs. 2011

Cash received for affiliate and non-affiliate management fees increased by $73.8 million from $467.5 million in 2011 to $541.3 million in 2012. The primary driver of the increase was the receipt in 2012 of prior period receivables, mainly resulting from realization events within certain Fortress funds that were previously experiencing liquidity issues. Management fees are based on average fee paying AUM, which, based on a simple quarterly average, increased within our alternative and traditional investment businesses from 2011 to 2012 (private equity funds increased by $0.2 billion, Castles increased by $0.2 billion, liquid hedge funds decreased by ($1.3) billion, credit hedge funds decreased by ($0.5) billion, credit PE funds increased by $1.2 billion, and Logan Circle increased by $5.1 billion) as a result of capital raising, including new fund formation, and returns, offset by redemptions, capital distributions, and losses. The average management fee rate earned by Logan Circle is significantly lower than that earned by Fortress's alternative asset management businesses. In addition to changes in AUM, management fee receipts were impacted by the collection of past due fees and the termination of an advisory agreement. Approximately $43.7 million of management fees were past due at December 31, 2012, as opposed to $107.3 million at December 31, 2011, as discussed in "– Liquidity and Capital Resources" above. In addition, management fees decreased $14.7 million related to an advisory agreement that concluded in 2011.

The realization of prior-period receivables described above also resulted in a $91.0 million increase in cash received for expense reimbursements.

Incentive income is calculated as a percentage of profits earned by the Fortress Funds and non-affiliates or is based on profitable realization events within private equity funds and credit PE funds and based on cash realizations in Value Recovery Funds. A $68.2 million decrease in cash incentive income received was mainly due to reduced realizations within the credit PE funds in 2012.

Cash received as Distributions of Earnings from Equity Method Investments increased $36.1 million from 2011 as a result of realization events within certain funds.

Cash paid for compensation increased by $157.2 million in the year ended December 31, 2012 compared to December 31, 2011. Bonuses and profit sharing payments are generally paid in January or February of the year following the year in which they are earned, so the amounts paid in 2012 and 2011 primarily related to bonuses and profit sharing earned in 2011 and 2010, respectively. However a portion (approximately $176.2 million) of the bonuses and profit sharing earned in 2012 were also paid in 2012.

Cash paid for interest decreased approximately $2.4 million primarily due to a lower average debt balance of $167.8 million in 2012 compared to $273.7 million in 2011.

Operating Activities –Comparative – 2011 vs. 2010

Cash received for affiliate and non-affiliate management fees increased by $71.5 million from $396.0 million in 2010 to $467.5 million in 2011. Management fees are based on average fee paying AUM, which, based on a simple quarterly average, increased within our alternative and traditional investment businesses from 2010 to 2011 (private equity funds decreased by ($1.5) billion, Castles increased by $0.1 billion, liquid hedge funds increased by $0.2 billion, credit hedge funds decreased by ($0.9) billion, credit PE funds increased by $1.8 billion, and Logan Circle Partners increased by $5.6 billion) as a result of capital raising, including new fund formation, capital acquisitions and returns offset by redemptions, capital distributions, and losses. However, approximately $107.3 million of management fees were past due at December 31, 2011, as opposed to $64.9 million at December 31, 2010, as discussed in "– Liquidity and Capital Resources" above.

Incentive income is calculated as a percentage of profits earned by the Fortress Funds and non-affiliates or is based on profitable realization events within private equity funds and credit PE funds and based on cash realizations in VRF funds. A $68.8 million decrease in cash incentive income received was mainly due to reduced realizations within the private equity and credit PE funds in 2011.

Cash paid for compensation increased by $107.3 million from the year ended December 31, 2010 compared to December 31, 2011. Bonuses were generally paid in January of the year following the year in which they are earned, so this change is primarily related to an increase in bonuses earned in 2010 compared to 2009.

Cash paid for interest increased approximately $4.7 million primarily due to an increase in the weighted average interest rate to 5.8% in 2011 as compared to 3.4% in 2010. This was partially offset by a lower average debt balance of $273.7 million in 2011 compared to $349.3 million in 2010.

Investing Activities

Our net cash flow provided by (used in) investing activities was $66.5 million, $80.5 million and ($44.0) million during the years ended December 31, 2012, 2011 and 2010, respectively. Our investing activities primarily included: (i) contributions to equity method investees of ($63.8) million, ($82.6) million and ($74.6) million during these periods, respectively, (ii) distributions of capital from equity method investees of $140.7 million, $180.9 million and $50.8 million during these periods, respectively, and (iii) purchases of fixed assets, net of proceeds from the disposal of fixed assets, of ($10.4) million, ($17.7) million and ($6.8) million during these periods, respectively. In addition, Fortress used a net $13.5 million of cash during the year ended December 31, 2010 on acquisitions, primarily Logan Circle.

Financing Activities

Our net cash flow provided by (used in) financing activities was ($437.4) million, ($126.2) million and ($252.6) million during the years ended December 31, 2012, 2011 and 2010, respectively. Our financing activities primarily included (i) distributions made to principals, including those classified within "principals' and others' interests in consolidated subsidiaries," of ($45.8) million, ($61.5) million and ($56.2) million during these periods, respectively, (ii) distributions to employees and others related to their interests in consolidated subsidiaries of ($48.8) million, ($62.0) million and ($72.3) million during these periods, respectively, (iii) contributions from employees and others related to their interests in consolidated subsidiaries of $0.4 million, $13.5 million and $1.3 million during these periods, respectively, (iv) dividend and dividend equivalent payments of $44.2 million in 2012, and (v) our net borrowing and repayment activity, including the repayment in full of our term loan in 2012. In addition, in 2012, Fortress paid $7.8 million of withholding tax on behalf of employees with respect to the delivery of RSUs, effectively repurchasing Class A shares, and paid $30.0 million to a former Principal in exchange for all of his Class A shares, Class B shares and Fortress Operating Group units.

Critical Accounting Policies

Consolidation

For those entities in which it has a variable interest, Fortress first determines whether the entity is a VIE. This determination is made by considering whether the entity's equity investment at risk is sufficient and whether the entity's at-risk equity holders have the characteristics of a controlling financial interest. A VIE must be consolidated by its primary beneficiary. The primary beneficiary of a VIE is generally defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously.

For investment companies and similar entities, the primary beneficiary of a VIE is the party who, considering the involvement of related parties and de facto agents, absorbs a majority of the VIE's expected losses or receives a majority of the expected residual returns, as a result of holding a variable interest. This evaluation is also updated continuously.

As the general partner or managing member of entities that are limited partnerships or limited liability companies and not VIEs, Fortress is presumed to control the partnership or limited liability company. This presumption is overcome when the unrelated limited partners or members have the substantive ability to liquidate the entity or otherwise remove Fortress as the general partner or managing member without cause based on a simple unaffiliated majority vote, or have other substantive participating rights.

The analysis as to whether to consolidate an entity is subject to a significant amount of judgment. Some of the criteria considered are the determination as to the degree of control over an entity by its various equity holders, the design of the entity, how closely related the entity is to each of its equity holders, the relation of the equity holders to each other and a determination of the primary beneficiary in entities in which we have a variable interest. These analyses involve estimates, based on the assumptions of management, as well as judgments regarding significance and the design of the entities. If, as a result of such analysis, Fortress were required to consolidate a fund, portfolio company, or related entity, it could have a material impact on our gross revenues, expenses, net income, assets, liabilities and total equity. However, we would not expect it to materially impact our net income, or equity, attributable to Class A shareholders.

As of December 31, 2012, the investment vehicles in which Fortress held an interest were comprised of 46 VIEs and 114 non-VIEs.

Revenue Recognition on Incentive Income

Incentive income is calculated as a percentage of the profits earned by the Fortress Funds subject to the achievement of performance criteria. Incentive income from certain of the private equity funds and credit PE funds we manage is subject to contingent repayment (or clawback) and may be paid to us as particular investments made by the funds are realized. If, however, upon liquidation of a fund the aggregate amount paid to us as incentive income exceeds the amount actually due to us based upon the aggregate performance of the fund, the excess is required to be returned by us (i.e. ''clawed back'') to that fund. We have elected to adopt the preferred method of recording incentive income subject to contingencies. Under this method, we do not recognize incentive income subject to contingent repayment until all of the related contingencies have been resolved. Deferred incentive income related to a particular private equity fund, or credit PE fund, each of which has a limited life, would be recognized upon the termination of a private equity fund, or credit PE fund, or when distributions from a fund exceed the point at which a clawback of a portion or all of the historic incentive income distributions could no longer occur. Recognition of incentive income allocated to us prior to that date is deferred and recorded as a deferred incentive income liability. For GAAP purposes, the determination of when incentive income is recognized as income is formulaic in nature, resulting directly from each fund's governing documents. For certain funds, a portion (or all) of any incentive income distribution may be deemed a "tax distribution." Tax distributions are not subject to contingencies. The determination of the amount of a distribution which represents a tax distribution is based on an estimate of both the amount of taxable income generated and the applicable tax rate. Estimates of taxable income are subject to significant judgment.

Profit Sharing Arrangements

Pursuant to employment arrangements, certain of Fortress's employees are granted profit sharing interests and are thereby entitled to a portion of the incentive income realized from certain Fortress Funds, which is payable upon a realization event within the respective funds. Accordingly, incentive income resulting from a realization event within a fund gives rise to the incurrence of a profit sharing obligation. Amounts payable under these profit sharing plans are recorded as compensation expense when they become probable and reasonably estimable.

For profit sharing plans related to hedge funds, where incentive income is received on a quarterly or annual basis, the related compensation expense is accrued during the period for which the related payment is made.

For profit sharing plans related to private equity funds and credit PE funds, where incentive income is received as investments are realized but is subject to clawback (see "– Revenue Recognition on Incentive Income" above), although Fortress defers the recognition of incentive income until all contingencies are resolved, accruing expense for employee profit sharing is based upon when it becomes probable and reasonably estimable that incentive income has been earned and therefore a profit sharing liability has been incurred. Based upon this policy, the recording of an accrual for profit sharing expense to employees generally precedes the recognition of the related incentive income revenue. As a result, private equity and credit PE incentive income realization events, which benefit Fortress economically, cause our GAAP earnings to decline in the short term as expense is recognized before the corresponding revenue. Such profit sharing expense may be reversed upon determination that the expense is no longer probable of being incurred based on the performance of the fund.

Our determination of the point at which it becomes probable and reasonably estimable that incentive income will be earned and therefore a corresponding profit sharing expense should be recorded is based upon a number of factors, the most significant of which is the level of realized gains generated by the underlying funds that may ultimately give rise to incentive income payments. Accordingly, profit sharing expense is generally recorded upon realization events within the underlying funds. A realization event has occurred when an investment within a fund generates proceeds in excess of its related invested capital, such as when an investment is sold at a gain. Changes in the judgments and estimates made in arriving at the appropriate amount of profit sharing expense accrual could materially impact net income.

For further information on amounts paid and payable in the future under our profit sharing arrangements, please see Note 3 to Part II, Item 8, "Financial Statements and Supplementary Data – Management Agreements and Fortress Funds."

Valuation of Investments

Our investments in the Fortress Funds are recorded based on the equity method of accounting. The Fortress Funds themselves apply specialized accounting principles for investment companies. As such, our results are based on the reported fair value of the investments held by the funds as of the reporting date with our pro rata ownership interest (based on our principal investment) in the changes in each fund's NAV reflected in our results of operations. Fair value generally represents the amount at which an investment could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. We are the manager of these funds and in certain cases participate in the valuation of underlying investments, many of which are illiquid and/or without a public market. The fair value of these investments is generally estimated based on either values provided by independent valuation agents, who use their own proprietary valuation models, or proprietary models developed by us, which include discounted cash flow analyses, public market comparables, and other techniques and may be based, at least in part, on independently sourced market parameters. The material estimates and assumptions used in these models include the timing and expected amount of cash flows, the appropriateness of discount rates used, and, in some cases, the ability to execute, timing of, and estimated proceeds from expected financings. Significant judgment and estimation goes into the selection of an appropriate valuation methodology as well as the assumptions which generate these models, and the actual values realized with respect to investments could be materially different from values obtained based on the use of those estimates. The valuation methodologies applied impact the reported value of our investments in the Fortress Funds in our consolidated financial statements.

With respect to valuation information provided by independent valuation agents, or pricing services, Fortress performs procedures to verify that such information is reasonable and determined in accordance with GAAP, and that the information is properly classified in the valuation hierarchy. Depending on the circumstances, these procedures generally include the following: (i) using established procedures to assess and approve agents, and their valuation methodologies, prior to their selection, (ii) obtaining a report from an independent auditing firm regarding the reliability of the internal controls of the agent (formerly known as a "SAS 70 review"), if available, (iii) performing due diligence on the agent's processes and controls, including developing an understanding of the agent's methodologies, (iv) obtaining broker quotations and/or performing an internal valuation in order to gauge the reasonableness of the information provided by the agent, (v) challenging the information provided, as appropriate, and (vi) performing back-testing of valuation information against actual prices received in transactions.

In addition, our investments in the Castles, including options, are held at fair value. The significant assumptions used in valuing the options include volatility, which is subject to significant judgment and estimation. We base this assumption on historical experience, current expectations, the market environment, and other factors.

Private Equity Funds

Under the valuation policies and guidelines of our private equity funds, investments are categorized into two types of securities: those for which there is a market quotation and those for which there is no market quotation. Securities for which there is a market quotation are valued at their quoted market price. A discount may be applied to those securities with sale restrictions. Securities for which there is no market quotation are referred to as private securities and are valued at fair value. Our guidelines state that the fair values of private securities are generally based on the following methods:

1. Public market transactions of similar securities
2. Private market transactions of similar or identical securities
3. Analytical methods

Our private equity funds have not to date based a valuation of a private security solely upon public or private market transactions in a similar security. There have been no circumstances to date in which a security in a public market transaction, or a private market transaction of which we were aware, has been considered to be sufficiently similar to a private security owned by one of our private equity funds to be used as the measure of valuation for such private security investment.

Our private equity funds have used the price of private market transactions in identical securities as a valuation method for investments. In cases in which there has been a significant private transaction in a private security held by our private equity funds, the value of private equity fund investments in the private security are based upon the price of such recent private transaction in that security and no sensitivity analysis is used.

If the fair value of private security investments held by our private equity funds cannot be valued by reference to a public or private market transaction, then the primary analytical methods used to estimate the fair value of such private securities are the discounted cash flow method, by reference to performance statistics of similar public companies (for example, EBITDA multiples) or the use of third party valuations. Sensitivity analysis is applied to the estimated future cash flows using various factors depending on the investment, including assumed growth rates (in cash flows), capitalization rates (for determining terminal values) and appropriate discount rates based on the investment to determine a range of reasonable values. The valuation based on the inputs determined to be the most probable is used as the fair value of the investment.

Liquid Hedge Funds

A substantial portion of the investments in our liquid hedge funds are valued based on quoted market prices. Investments valued based on other observable market parameters in our liquid hedge funds include interest rate swaps and swaptions, equity swaps and foreign exchange swaps which are verified by the independent fund administrator using models with significant observable market parameters. The fair value of interest rate swaps and swaptions is calculated using the current market yield of the relevant interest rate durations and an appropriate discount rate to determine a present value. The fair value of equity swaps and foreign exchange swaps is calculated using the market price of the underlying stock or foreign exchange pair, plus the financing cost of carrying the transaction. The fair value of these investments is also confirmed independently with the counterparty to the transaction. Investments valued using methods, including internal models, with significant unobservable market parameters consist primarily of investments in other funds and certain illiquid securities. Counterparty risk is also considered.

Investments in other funds are valued primarily based on the net asset values provided by the fund managers of those funds.

Credit Hedge Funds

In our credit hedge funds, investments are valued using quoted market prices, to the extent available. Independent valuation agents are used by our credit hedge funds to provide estimates of the fair value of investments, other than investments in other funds, for which quoted market prices are not available. For these investments, we understand that the independent valuation agents use some or all of the following methods and techniques to estimate the fair value of the relevant type of investments:

Private loans - The most common method used to value private loans is a discounted cash flow analysis. In this method, the estimated future payments to be made by the borrower under the loan agreement are discounted to the present using a discount rate appropriate to the risk level of the borrower and current market interest rates.

If it is likely that a borrower will not be able to repay a loan in full, the loan may be valued by estimating how much the borrower will be able to repay based on obtaining refinancing from a new lender. Under this method, the borrower's business must be examined in detail, and then compared to known loans in the market to estimate how much the borrower will likely be able to borrow, and therefore repay under the existing loan. If the amount likely to be able to be refinanced is less than the total payments due under the loan, the fair value of the loan will be reduced.

Another method used to value loans that may not be repaid in full is a recoverability analysis, which values the total amount of assets of the borrower that might be sold to raise proceeds to repay the loan (and debt, if any, that has a higher claim against assets) if necessary. Under this method, all assets of the borrower must be analyzed and valued. If the total value is less than the total payments due under the loan (and debt, if any, that has a higher claim against assets), the fair value of the loan will be reduced.

Asset-backed securities and collateralized debt obligations for which there are no quoted market prices are valued using a discounted cash flow analysis based on the estimated cash flows to be generated by the relevant underlying assets and the appropriate interest rate based on the nature of the underlying assets.

Real estate is usually valued based on sales of comparable property. The value of real estate which is net leased is also influenced by the credit quality of major tenants, as their ability to make lease payments is relevant to the value of the property under lease.

Other investments valued using methods, including internal models, with significant unobservable market parameters consist primarily of investments in other funds and certain illiquid investments.

Credit PE Funds

Investments held within these funds are valued in a consistent manner with either the private equity funds or credit hedge funds, as applicable depending on the nature of the investment.

Traditional Asset Management Business

Investments made within this business are valued in a consistent manner with our funds' policies as described above.

Sensitivity

Changes in the fair value of our funds' investments would impact our results of operations as described in Part II, Item 7A, "Quantitative and Qualitative Disclosures About Market Risk."

As discussed above, the determination of investment fair values involves management's judgments and estimates. The degree of judgment involved is dependent upon the availability of quoted market prices or observable market parameters. The following table summarizes the investments held by the Fortress Funds by valuation methodology as of December 31, 2012. As of December 31, 2012, revenues from our traditional asset management business are not material to our operations and are therefore not included in the analysis below.

The categories displayed below correspond directly with the disclosures which are required under fair value accounting guidance.

		Liquid Hedge Funds (B)					
			Other Funds				
Basis for Determining Fair Value	Private Equity Funds	Fortress Partners Funds	Long	Short	Credit Hedge Funds	Credit PE Funds	Total Investment Company Holdings
1. Quoted market prices	8%	5%	84%	85%	3%	4%	13%
2. Other observable market parameters	18%	23%	9%	15%	1%	0%	9%
3. Significant unobservable market parameters (A)	74%	72%	7%	0%	96%	96%	78%
Total	100%	100%	100%	100%	100%	100%	100%

(A) A substantial portion of our funds' level 3 investment valuations are based on third party pricing services, broker quotes, or third party fund manager statements, in addition to internal models. In particular, 99% and 94% of our credit hedge funds' and credit PE funds', respectively, level 3 valuations were based on such sources.

(B) The level 3 investments within the "other funds" in the liquid hedge funds segment are primarily related to the illiquid SPV and sidepocket investments within the Drawbridge Global Macro Funds.

As of December 31, 2012, $11.1 billion of investments in our private equity funds, $1.4 billion of investments in our liquid hedge funds, $8.5 billion of investments in our credit hedge funds and $8.3 billion of investments in our credit PE funds are valued with significant unobservable market parameters. A 10% increase or decrease in the value of investments held by the Fortress Funds valued at level 3 would have had the following effects on our results of operations for the year ended December 31, 2012, consistent with the table above:

	Private Equity Funds	Liquid Hedge Funds	Credit Hedge Funds	Credit PE Funds
Management fees, per annum on a prospective basis	$4.3 million or ($4.5 million) (A)	$1.4 million or ($1.4 million)	$15.4 million or ($15.4 million)	$0.1 million or ($1.4 million) (A)
Incentive income	N/A (B)	$0.0 million or ($0.0 million)	$63.6 million or ($63.6 million)	N/A (B)
Earnings from equity method investees	$58.9 million or ($58.9 million)	$8.8 million or ($8.8 million)	$2.6 million or ($2.6 million)	$12.5 million or ($12.5 million)

Note: The tables above exclude non-investment assets and liabilities of the funds, which are not classified in the fair value hierarchy. Such net assets may be material, particularly within the hedge funds.

(A) Private equity fund and credit PE fund management fees would be generally unchanged as, for investments in non-publicly traded securities, they are generally not based on the value of the funds, but rather on the amount of capital invested in the funds. However, if the NAV of a portfolio company of certain private equity funds or credit PE funds is reduced below its invested capital, there would be a reduction in management fees. As of December 31, 2012, $4.1 billion of such portfolio companies valued at level 3 were carried at or below their invested capital and are in funds which are no longer in their commitment period. Management fees are generally calculated as of certain reset dates. The amounts disclosed show what the estimated effects would be to management fees over the next year assuming December 31, 2012 is the current reset date.

(B) Private equity fund and credit PE fund incentive income would be unchanged as it is not recognized until received and all contingencies are resolved. Furthermore, incentive income would be based on the actual price realized in a transaction, not based on a valuation.

Income Taxes

FIG Corp. has recorded a significant deferred tax asset, primarily in connection with our initial public offering and related transactions. These transactions resulted in the basis of Fortress Operating Group's net assets being in excess of its book basis, which will result in future tax deductions. A substantial portion of this asset is offset by a liability associated with the tax receivable agreement with our Principals.

The realization of the deferred tax assets is dependent on the amount of our future taxable income before deductions related to the establishment of the deferred tax asset. The deferred tax asset is comprised of a portion that would be realized in connection with future ordinary income and a portion that would be realized in connection with future capital gains.

We project that we will have sufficient future taxable ordinary income in the normal course of business without any projected significant change in circumstances to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income. Our projections do not include material changes in AUM or incentive income from the current levels. However, the projections do contain an estimated marginal growth assumption. Based on our historical and projected taxable income, we have concluded that the realization of the portion of the deferred tax asset that would be realized in connection with future taxable ordinary income is more likely than not. If our estimates change in the future and it is determined that it is more likely than not that some portion, or all, of this portion of the deferred tax asset will not be realized, a valuation allowance would be recorded for that portion. However, in most cases, any tax expense recorded in connection with the establishment of a valuation allowance or the reversal of a deferred tax asset would be partially offset by other income recorded in connection with a corresponding reduction of a portion of the tax receivable agreement liability (see below). The following table sets forth our federal taxable income for historical periods (2012 is estimated) before deductions relating to the establishment of the deferred tax assets, other than deferred tax assets arising from equity-based compensation, as well as the average of ordinary income needed over the approximate period of the deductibility (approximately 15 years from the date of establishment, based on the amortization period of the tax basis intangible assets recorded) in order to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income (in millions):

2008	$	48.0
2009	$	24.8
2010	$	77.6
2011:	$	53.5
2012: Estimated	$	68.1
2013 - 2015: Average Required	$	63.1
2016 - 2021: Average Required	$	82.3

Based on the effects of the continuing challenging market conditions, we have made an assessment of the realizability of the portion of the deferred tax asset that would only be realized in connection with future capital gains. We have established a full valuation allowance for this portion of the deferred tax asset as management does not believe that the projected generation of material taxable capital gains is sufficiently assured in the foreseeable future. The establishment of the valuation allowance resulted in a reduction of the obligations associated with the tax receivable agreement and a corresponding reduction of the deferred tax asset.

For further information on our effective tax rate, and the tax receivable agreement, see Note 6 to our financial statements in Part II, Item 8, "Financial Statements and Supplementary Data – Income Taxes and Tax Related Payments." Our effective tax rate for GAAP reporting purposes may be subject to significant variation from period to period. In addition, legislation has been introduced in the United States, which, if enacted in its current or similar form, could cause us to incur a material increase in our tax liability. See Part I, Item 1A, "Risk Factors – Risks Related to Taxation – Several items of tax legislation are currently being considered which, if enacted, could materially affect us, including by preventing us from continuing to qualify as a partnership for U.S. federal income tax purposes. Our structure also is subject to potential judicial or administrative change and differing interpretations, possibly on a retroactive basis."

Equity-Based Compensation

We currently have several categories of equity-based compensation which are described in Note 8 to Part II, Item 8, "Financial Statements and Supplementary Data – Equity-Based and Other Compensation." The aggregate fair value of each of the RSU grants that are subject to service conditions is reduced by an estimated forfeiture factor (that is, the estimated amount of awards which will be forfeited prior to vesting). The estimated forfeiture factor is based upon historic turnover rates within our company adjusted for the expected effects of the grants on turnover, if any, and other factors in the judgment of management. The estimated forfeiture factor is updated at each reporting date.

The volatility assumption used in valuing certain awards, as described below, was based on five-year historical stock price volatilities observed for a group of comparable companies, since we did not have sufficient historical share performance to use our own historical volatility, adjusted for management's judgment regarding our expected volatility. Since our initial public offering in February 2007, our actual volatility has exceeded the volatility assumption used. To the extent that this trend continues, and management's judgment concerning volatility is changed, we would adjust the volatility assumption used. The risk-free discount rate assumptions used in valuing certain awards were based on the applicable U.S. Treasury rate of like term. The dividend yield assumptions used in valuing certain awards were based on our actual dividend rate at the time of the award; the dividend growth rate used with respect to one type of award was based on management's judgment and expectations.

The following elements of the accounting for equity-based compensation are subject to significant judgment and estimation:

- the determination of the grant date;
- the estimated forfeiture factor;
- the discount related to RSUs which do not entitle the recipients to dividend equivalents prior to the delivery of Class A shares. This discount was based on the estimated present value of dividends to be paid during the service period, which in turn was based on an estimated initial dividend rate, an estimated dividend growth rate and a risk-free discount rate of like term;
- the discount related to RSUs with no service conditions which are subject to the delayed delivery of Class A shares, which occurs in periods subsequent to the grant date. This discount was based on the estimated value of a put option on such shares over the delayed delivery period since essentially this would be the value of owning, and being able to trade, those shares during the delayed delivery period rather than having to wait for delivery. This estimated value was in turn derived from a binomial option pricing model based on the following assumptions: volatility, term, dividend rate and risk-free discount rate.

Each of these elements, particularly the forfeiture factor and the volatility assumptions used in valuing certain awards, are subject to significant judgment and variability and the impact of changes in such elements on equity-based compensation expense could be material. Increases in the assumed forfeiture factor would decrease compensation expense. Increases in the volatility assumption would decrease compensation expense related to RSUs with no service conditions since the discount for delayed delivery would have increased. Increases in the assumed risk-free rate would (i) decrease compensation expense related to RSUs which do not entitle recipients to dividend equivalents since the estimated value of the foregone dividends would have increased, thereby increasing the discount related to their non-receipt, and (ii) decrease compensation expense related to RSUs with no service conditions since the discount for delayed delivery would have increased. Except for the forfeiture factor, changes in these assumptions will only affect awards made in the future and awards whose accounting is impacted by changes in their fair value (generally those to non-employees, known as "liability awards").

Recent Accounting Pronouncements

In May 2011, the FASB issued new guidance regarding the measurement and disclosure of fair value, which became effective for Fortress on January 1, 2012. This guidance did not have a material direct impact on Fortress's financial position, results of operations or liquidity.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, the definition of an investment company, financial statement presentation, revenue recognition, leases, financial instruments, hedging, and contingencies. Some of the proposed changes are significant and could have a material impact on Fortress's financial reporting. Fortress has not yet fully evaluated the potential impact of these proposals, but will make such an evaluation as the standards are finalized.

Market Risks

Our predominant exposure to market risk is related to our role as investment manager for the Fortress Funds and the sensitivities to movements in the fair value of their investments on management fee and incentive income revenue, as well as on returns on our principal investments in such funds. For a discussion of the impact of market risk factors on our financial instruments refer to Part II, Item 7A "Quantitative and Qualitative Disclosures About Market Risk" and "— Critical Accounting Policies — Valuation of Investments" above.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

See Note 10 to Part II, Item 8 "Financial Statements and Supplementary Data" for a discussion of our commitments and contingencies.

Contractual Obligations

As of December 31, 2012, our material contractual obligations are our capital commitments to our funds and our lease obligations as described above. Furthermore, we have potential clawback obligations with respect to our private equity deferred incentive income received to date. Fixed and determinable payments due in connection with these obligations are as follows:

	Payments due by period				
Contractual Obligations	**Total**	**2013**	**2014 and 2015**	**2016 and 2017**	**Thereafter**
Operating lease obligations (1)	$ 90,619	$ 24,511	$ 44,108	$ 21,785	$ 215
Debt obligations payable (2)	155,053	95,234	59,819	-	-
Deferred incentive income (3)	87,121	3,771	83,350	-	-
Service contracts	39,952	21,295	15,124	3,443	90
Tax receivable agreement obligations (4)	253,787	23,333	39,467	41,050	149,937
Capital commitments to Fortress Funds (5)	155,533	155,533	-	-	-
Total	$ 782,065	$ 323,677	$ 241,868	$ 66,278	$ 150,242

(1) Excludes escalation charges which per our lease agreements are not fixed and determinable payments.

(2) Includes interest and commitment fees to be paid over the maturity of the related debt obligation which has been calculated assuming no prepayments are made and debt is held until its contractual due date. The future interest payments are calculated using effective rates as of the reporting date, including both variable and fixed rates pursuant to the applicable debt agreement.

(3) Incentive income received from private equity funds and credit PE funds may be subject to contingent repayment or clawback upon termination of each fund, depending on the overall performance of each fund. The amounts presented herein represent the amount of clawback that would be due based on a liquidation of the fund at its net recorded asset value as of the reporting date, which we refer to as intrinsic clawback. The period of payment is based on the contractual maturities of the funds including all available extensions. Based on the accounting method we have adopted, which requires us to record incentive income revenue only when all related contingencies are resolved, the amounts accrued as a deferred incentive income liability on our balance sheet exceed the intrinsic clawback.

(4) FIG Corp., a wholly owned subsidiary, entered into a tax receivable agreement with each of the principals that provides for the payment to an exchanging or selling principal of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control, as defined) as a result of an increase in the tax basis of the assets owned by Fortress Operating Group at the time of an exchange of a Fortress Operating Group limited partnership unit for one of the Class A shares. Such payments are expected to occur over approximately eleven years.

(5) These obligations represent commitments by us to provide capital funding to the Fortress Funds. These amounts are due on demand and are therefore presented in the less than one year category. However, the capital commitments are expected to be called substantially over the next three years.

In addition, we have entered into five-year employment agreements with our principals which are effective as of January 1, 2012. These agreements do not contain fixed and determinable payments, other than a base salary of $0.2 million per annum per principal, as all payments are performance based. Payments under these agreements may be material.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our predominant exposure to market risk is related to our role as investment manager for the Fortress Funds and the sensitivities to movements in the fair value of their investments on management fee and incentive income revenue and investment income (loss).

The fair value of the financial assets and liabilities of the Fortress Funds may fluctuate in response to changes in the value of securities, foreign exchange, commodities and interest rates. Fluctuations in the fair value of the Fortress Funds will continue to directly affect the carrying value of our investments in the Fortress Funds and thereby our earnings (losses) from equity method investees, as well as the management fees and incentive income we record, to the extent that they are earned based on fair value or NAV. As of December 31, 2012, revenues from our traditional asset management business are not material to our operations and are therefore not included in the analysis below.

Risks are analyzed across funds from the "bottom up" and from the "top down" with a particular focus on asymmetric risk. Management gathers and analyzes data, monitors investments and markets in detail, and constantly strives to better quantify, qualify and circumscribe relevant risks.

Although the Fortress Funds share many common themes, each segment within the company runs its own investment and risk management process.

- the investment process of our private equity funds involves a detailed analysis of potential acquisitions, and asset management teams assigned to oversee the strategic development, financing and capital deployment decisions of each portfolio investment;
- our credit hedge funds, credit PE funds and Castles perform credit and cash-flow analysis of borrowers, tenants and credit-based assets, and have asset management teams that monitor covenant compliance by, and relevant financial data of, borrowers, tenants and other obligors, asset pool performance statistics, tracking of cash payments relating to investments, and ongoing analysis of the credit status of investments; and
- our liquid hedge funds continuously monitor a variety of markets for attractive trading opportunities, applying various risk management techniques to analyze risk related to specific assets or portfolios, as well as fund-wide risks.

Each segment has an institutional risk management process and related infrastructure to address these risks. The following table summarizes our financial assets that may be impacted by various market risks such as equity prices and exchange rates as of December 31, 2012 (in thousands):

Assets	
Investments	$ 1,249,761

Since Fortress's investments in the various Fortress Funds are not equal, Fortress's risks from a management fee and incentive income perspective (which mirror the funds' investments) and its risks from an investment perspective are not proportional.

Fortress Funds' Market Risk Impact on GAAP Management Fees

Our management fees are generally based on either: (i) capital commitments to a Fortress Fund, (ii) capital invested in a Fortress Fund, or (iii) the NAV of a Fortress Fund, as described in our historical consolidated financial statements. Management fees will only be impacted by changes in market risk factors to the extent they are based on NAV. These management fees will be increased (or reduced) in direct proportion to the impact of changes in market risk factors on the investments in the related funds and would occur only in periods subsequent to the change, as opposed to having an immediate impact. The proportion of our management fees that are based on NAV is dependent on the number and types of Fortress Funds in existence and the current stage of each fund's life cycle. As of December 31, 2012, approximately 36% of the management fees earned from our alternative investment businesses (excluding fees based on senior living property revenues) were based on the NAV of the applicable funds.

- For private equity funds and certain credit PE funds, management fees are charged on committed capital during the investment period of a new fund, and then generally on invested capital after the investment period, with the exception of private equity funds formed after March 2006. For private equity funds formed after March 2006 that are no longer in the investment period, management fees are earned on NAV with respect to investments in publicly traded entities. Reductions in net asset value below invested capital for any fund investment will also cause reductions in management fees.
- For Castles, management fees are not calculated based on NAV but instead a fee is charged based on the funds' contributed capital (or on revenues, for senior living property management).
- For hedge funds, other than the Value Recovery Funds and certain advisory engagements, management fees are based on their NAV, which in turn is dependent on the estimated fair values of their investments, and on the non-investment assets and liabilities of the funds. For the Value Recovery Funds and advisory engagements, management fees are based on realizations, which are not dependent on current estimated fair value, and, in some cases, a fixed fee.

Changes in values of investments could also indirectly affect future management fees by, among other things, reducing the funds' access to capital or liquidity and their ability to currently pay management fees.

Fortress Funds' Market Risk Impact on GAAP Incentive Income

Our incentive income is generally based on a percentage of profits of the various Fortress Funds subject to the achievement of performance criteria. Our incentive income will be impacted by changes in the values of the funds' investments which, in turn, are impacted by changes in market risk factors. However, several major factors will influence the degree of impact: (i) the performance criteria for each individual fund in relation to how that fund's results of operations are impacted by changes in the values of its investments, (ii) the period over which the Fortress Funds apply performance criteria (i.e. quarterly, annually or over the life of the fund), (iii) to the extent applicable, the previous performance of each fund in relation to its performance criteria, and (iv) whether each fund's incentive income is subject to contingent repayment. As a result, the impact of changes in market risk factors on incentive income will vary widely from fund to fund, as summarized below, and is heavily dependent on the prior performance of each fund, and is therefore not readily predicted or estimated.

- Incentive income from our private equity funds and credit PE funds is not recorded as revenue but instead is deferred under GAAP until the related clawback contingency is resolved. Deferred incentive income, which is subject to contingencies, will be recognized as revenue to the extent it is received and all the associated contingencies are resolved. Assuming that the deferred incentive income earned to date would be equal to what would be recognized when all contingencies are resolved, a 10% increase or decrease in the fair values of investments held by all of the private equity funds and credit PE funds where incentive income is subject to contingencies at December 31, 2012 would increase or decrease future incentive income by $233.0 million or ($169.3 million), respectively; however, this would have no effect on our current reported financial condition or results of operations.
- Incentive income from the Castles is generally not impacted by changes in the fair values of their investments, except to the extent they represent impairment, since these changes generally do not impact the measure of current operating results (i.e. FFO in excess of specified returns to the company's shareholders) upon which the incentive income is calculated. The definition of FFO excludes unrealized changes in the values of the Castles' investments (primarily real estate, loans, securities and other financial instruments), except for certain items (for example, the unrealized gain or loss on excess mortgage servicing rights or non-hedge derivatives).
- Incentive income from our hedge funds is directly impacted by changes in the fair value of their investments. Incentive income from certain of our hedge funds is earned based on achieving quarterly or annual performance criteria. For certain hedge funds, a 10% decrease in the NAV of the fund on December 31, 2012 would have resulted in a loss to investors for the quarter. In future periods, this loss could create, or cause a fund to fall further below, a "high water mark" (minimum future return to recover the loss to the investors) for our funds' performance which would need to be achieved prior to any incentive income being earned by us. The Value Recovery Funds only pay incentive income if aggregate realizations exceed an agreed threshold and, therefore, this potential incentive income is not directly impacted by changes in fair value.

Fortress Funds' Market Risk Impact on GAAP Investment Income

Our investments in the Fortress Funds, other than the Castles, are accounted for under the equity method. To the extent they are investment companies, our investments are directly affected by the impact of changes in market risk factors on the investments held by such funds, which could vary significantly from fund to fund.

Market Risk – Quantitative Analysis

The following table presents information on the impact to Fortress of a 10% change in the net asset values of the Fortress Funds at December 31, 2012 (in millions).

	10% Positive Change					
	GAAP Revenues			Segment Revenues (A)		
	Management Fees (B)	Incentive Income	Earnings from Equity Method Investees (C)	Management Fees (B)	Incentive Income	Investment Income
Private Equity (G)						
Funds	$ 6.6	$ N/A (E)	$ 72.2	$ 6.6	$ N/A (E)	$ N/A
Castles (D)	N/A	N/A	N/A	N/A	N/A	N/A
Liquid Hedge Funds	9.2	64.4	17.9	9.2	64.4	7.5
Credit						
Hedge Funds	10.2	68.8	2.6	10.2	68.8	2.4
PE Funds	0.1	N/A (E)	13.6	0.1	N/A (E)	N/A
Total	$ 26.1	$ 133.2	$ 106.3	$ 26.1	$ 133.2	$ 9.9

	10% Negative Change					
	GAAP Revenues			Segment Revenues (A)		
	Management Fees (B)	Incentive Income	Earnings from Equity Method Investees (C)	Management Fees (B)	Incentive Income	Investment Income
Private Equity (G)						
Funds	$ (6.9)	$ N/A (E)	$ (72.2)	$ (6.9)	$ N/A (E) (F)	$ N/A (F)
Castles (D)	N/A	N/A	N/A	N/A	N/A	N/A (F)
Liquid Hedge Funds	(9.2)	(55.7)	(17.9)	(9.2)	(55.7)	(7.5)
Credit						
Hedge Funds	(10.2)	(68.4)	(2.6)	(10.2)	(68.4)	(2.4)
PE Funds	(1.5)	N/A (E)	(13.6)	(1.5)	N/A (E) (F)	N/A (F)
Total	$ (27.8)	$ (124.1)	$ (106.3)	$ (27.8)	$ (124.1)	$ (9.9)

(A) See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis" for a discussion of the differences between GAAP and segment basis revenues.

(B) Changes in management fees represent an annual change for the one year period following the measurement date assuming there is no change to the investments held by the funds during that period. For private equity funds and credit PE funds, it assumes that the management fees reset as of the reporting date. Private equity fund and credit PE fund management fees would be generally unchanged as, for investments in non-publicly traded securities, they are not based on the value of the funds, but rather on the amount of capital invested in the funds. However, if the NAV of a portfolio company of certain private equity funds or credit PE funds is reduced below its invested capital, there would be a reduction in management fees. As of the reporting date, $4.8 billion of such private equity fund or credit PE fund portfolio companies were carried at or below their invested capital and are in funds which are no longer in their commitment period.

(C) The changes presented do not include any effect related to our direct investment in GAGFAH common stock. A 10% increase (decrease) in the equity price of GAGFAH's common shares would affect our unrealized gains and losses by $6.7 million.

(D) Our investments in the Castles are held at fair value, based on the market value of the shares we own. Gains (losses) on our shares in the Castles and options granted to us by the Castles are affected by movements in the equity price of the shares. A 10% increase (decrease) in the equity price of the shares would increase unrealized gains by $8.9 million or decrease unrealized gains by $8.2 million. Compensation and benefits expense would increase by $2.2 million or decrease by $2.0 million. Furthermore, the Castles' management fees and incentive income are not directly impacted by changes in the fair value of their investments (unless the changes are deemed to be impairment, which could impact incentive income).

(E) For GAAP Revenues, private equity fund and credit PE fund incentive income would be unchanged as it is not recognized until received and all contingencies are resolved. Furthermore, incentive income would be based on the actual price realized in a transaction, not based on a valuation. For Segment Revenues, private equity fund and credit PE fund incentive income is based on realizations.

(F) A reduction in the fair value of investments could impact our conclusion regarding the potential impairment of our investments or a potential segment basis incentive income reserve for funds which are subject to clawback.

(G) The private equity Fortress Funds held concentrated positions in certain industries as of December 31, 2012, as illustrated in the following table:

Industry	Percentage of Investments Based on Fair Value
Transportation and Infrastructure	27%
Financial Services and Assets	25%
Senior Living	23%
Real Estate	13%
Other	12%
	100%

Interest Rate Risk

Subsequent to the repayment of our term loan in October 2012, we are not materially directly impacted by changes in interest rates.

Exchange Rate Risk

Our investments in Eurocastle, GAGFAH, Karols Development Co., Global Opportunities Fund, Japan Opportunity Funds and Japan investments are directly exposed to foreign exchange risk. As of December 31, 2012 we had a $0.1 million investment in Eurocastle and a $66.6 million investment in GAGFAH, including foreign exchange option contracts, which are accounted for at fair value. We also had a $24.3 million investment in Karols Development Co. and $15.3 million of investments in Japanese Funds and entities, including foreign exchange option contracts. In the event of a 10% change in the applicable foreign exchange rate against the U.S. dollar on December 31, 2012, we estimate the gains and losses for the year ended December 31, 2012 in relation to the value of the investments would increase by approximately $5.6 million or decrease by approximately $6.1 million. In addition, we held $18.5 million of foreign-denominated cash at December 31, 2012.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements:

All supplemental schedules have been omitted because either the required information is included in our consolidated financial statements and notes thereto or it is not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fortress Investment Group LLC

We have audited the accompanying consolidated balance sheets of Fortress Investment Group LLC (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fortress Investment Group LLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fortress Investment Group LLC and subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 27, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Fortress Investment Group LLC

We have audited Fortress Investment Group LLC and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fortress Investment Group LLC and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fortress Investment Group LLC as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
February 27, 2013

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 104,242	$ 333,166
Due from affiliates	280,557	298,689
Investments	1,249,761	1,079,777
Deferred tax asset	402,135	400,196
Other assets	124,798	108,858
	$ 2,161,493	$ 2,220,686
Liabilities and Equity		
Liabilities		
Accrued compensation and benefits	$ 146,911	$ 247,024
Due to affiliates	357,407	354,158
Deferred incentive income	231,846	238,658
Debt obligations payable	149,453	261,250
Other liabilities	59,226	57,204
	944,843	1,158,294
Commitments and Contingencies		
Equity		
Class A shares, no par value, 1,000,000,000 shares authorized, 218,286,342 and 189,824,053 shares issued and outstanding at December 31, 2012 and 2011, respectively	-	-
Class B shares, no par value, 750,000,000 shares authorized, 249,534,372 and 305,857,751 shares issued and outstanding at December 31, 2012 and 2011, respectively	-	-
Paid-in capital	2,119,102	1,972,711
Retained earnings (accumulated deficit)	(1,486,578)	(1,484,120)
Treasury shares (2,082,684 Class A shares held by subsidiary)	(3,419)	-
Accumulated other comprehensive income (loss)	(2,634)	(1,160)
Total Fortress shareholders' equity	626,471	487,431
Principals' and others' interests in equity of consolidated subsidiaries	590,179	574,961
Total Equity	1,216,650	1,062,392
	$ 2,161,493	$ 2,220,686

See notes to consolidated financial statements.

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Revenues			
Management fees: affiliates	$ 456,090	$ 464,305	$ 441,145
Management fees: non-affiliates	45,617	58,096	27,794
Incentive income: affiliates	246,438	155,303	302,261
Incentive income: non-affiliates	26,162	1,917	22,927
Expense reimbursements from affiliates	189,304	172,465	146,127
Other revenues (affiliate portion disclosed in Note 7)	6,258	6,542	9,991
	969,869	858,628	950,245
Expenses			
Interest expense	15,781	18,526	19,773
Compensation and benefits	750,359	706,060	720,712
Principals agreement compensation (expired in 2011)	-	1,051,197	952,077
General, administrative and other	127,149	145,726	112,739
Depreciation and amortization (including impairment - Note 3)	14,931	33,399	12,693
	908,220	1,954,908	1,817,994
Other Income (Loss)			
Gains (losses) (affiliate portion disclosed in Note 4)	48,921	(30,054)	2,997
Tax receivable agreement liability adjustment	(8,870)	3,098	22,036
Earnings (losses) from equity method investees	156,530	41,935	115,954
	196,581	14,979	140,987
Income (Loss) Before Income Taxes	258,230	(1,081,301)	(726,762)
Income tax benefit (expense)	(39,408)	(36,035)	(54,931)
Net Income (Loss)	$ 218,822	$ (1,117,336)	$ (781,693)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 140,538	$ (685,821)	$ (497,082)
Net Income (Loss) Attributable to Class A Shareholders	$ 78,284	$ (431,515)	$ (284,611)
Dividends Declared Per Class A Share	$ 0.20	$ -	$ -
Earnings (Loss) Per Class A Share			
Net income (loss) per Class A share, basic	$ 0.29	$ (2.34)	$ (1.79)
Net income (loss) per Class A share, diluted	$ 0.27	$ (2.36)	$ (1.83)
Weighted average number of Class A shares outstanding, basic	214,399,422	186,662,670	165,446,404
Weighted average number of Class A shares outstanding, diluted	524,900,132	493,392,235	467,569,571

See notes to consolidated financial statements.

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Comprehensive income (loss) (net of tax)			
Net income (loss)	$ 218,822	$ (1,117,336)	$ (781,693)
Foreign currency translation	(1,447)	417	514
Comprehensive income (loss) from equity method investees	(778)	(203)	(2,160)
Total comprehensive income (loss)	$ 216,597	$ (1,117,122)	$ (783,339)
Comprehensive income (loss) attributable to principals' and others' interests	$ 139,089	$ (685,858)	$ (498,643)
Comprehensive income (loss) attributable to Class A shareholders	$ 77,508	$ (431,264)	$ (284,696)

See notes to consolidated financial statements.

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(dollars in thousands)

	Class A Shares	Class B Shares	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Fortress Shareholders' Equity	Principals' and Others' Interests in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2009	145,701,622	307,773,852	$ 1,029,536	$ (767,994)	$ (325)	$ 261,217	$ 338,097	$ 599,314
Contributions from principals' and others' interests in equity	-	-	-	-	-	-	84,498	84,498
Distributions to principals' and others' interests in equity	-	-	(1,679)	-	-	(1,679)	(152,022)	(153,701)
Conversion of Class B shares to Class A shares	7,500,000	(7,500,000)	7,351	-	(163)	7,188	(7,188)	-
Net deferred tax effects resulting from acquisition and exchange of Fortress Operating Group units	-	-	12,293	-	-	12,293	-	12,293
Director restricted share grant	210,302	-	253	-	-	253	472	725
Capital increase related to equity-based compensation, net	16,125,044	-	406,002	-	-	406,002	763,623	1,169,625
Dilution of Class A share issuance	-	-	11,602	-	(716)	10,886	(10,886)	-
Comprehensive income (loss) (net of tax)								
Net income (loss)	-	-	-	(284,611)	-	(284,611)	(497,082)	(781,693)
Foreign currency translation	-	-	-	-	330	330	184	514
Comprehensive income (loss) from equity method investees	-	-	-	-	(415)	(415)	(1,745)	(2,160)
Total comprehensive income (loss)						(284,696)	(498,643)	(783,339)
Equity - December 31, 2010	169,536,968	300,273,852	$ 1,465,358	$ (1,052,605)	$ (1,289)	$ 411,464	$ 517,951	$ 929,415
Contributions from principals' and others' interests in equity	-	-	-	-	-	-	81,572	81,572
Distributions to principals' and others' interests in equity	-	-	(840)	-	-	(840)	(124,723)	(125,563)
Conversion of Class B shares to Class A shares	4,749,434	(4,749,434)	3,878	-	(33)	3,845	(3,845)	-
Net deferred tax effects resulting from acquisition and exchange of Fortress Operating Group units	-	-	9,243	-	-	9,243	-	9,243
Director restricted share grant	143,624	-	412	-	-	412	704	1,116
Capital increase related to equity-based compensation, net	15,394,027	10,333,333	481,327	-	-	481,327	802,404	1,283,731
Dilution impact of Class A share issuance	-	-	13,333	-	(89)	13,244	(13,244)	-
Comprehensive income (loss) (net of tax)								
Net income (loss)	-	-	-	(431,515)	-	(431,515)	(685,821)	(1,117,336)
Foreign currency translation	-	-	-	-	340	340	77	417
Comprehensive income (loss) from equity method investees	-	-	-	-	(89)	(89)	(114)	(203)
Total comprehensive income (loss)						(431,264)	(685,858)	(1,117,122)
Equity - December 31, 2011	189,824,053	305,857,751	$ 1,972,711	$ (1,484,120)	$ (1,160)	$ 487,431	$ 574,961	$ 1,062,392

See notes to consolidated financial statements.

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

	Class A Shares	Class B Shares	Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total Fortress Shareholders' Equity	Principals' and Others' Interests in Equity of Consolidated Subsidiaries	Total Equity
Equity - December 31, 2011	189,824,053	305,857,751	$ 1,972,711	$ (1,484,120)	$ -	$ (1,160)	$ 487,431	$ 574,961	$ 1,062,392
Contributions from principals' and others' interests in equity	-	-	-	-	-	-	-	35,387	35,387
Distributions to principals' and others' interests in equity	-	-	(704)	-	-	-	(704)	(99,082)	(99,786)
Dividends declared	-	-	(42,378)	-	-	-	(42,378)	-	(42,378)
Dividend equivalents accrued in connection with equity-based compensation	-	-	(712)	-	-	-	(712)	(1,027)	(1,739)
Conversion of Class B shares to Class A shares	17,467,232	(17,467,232)	22,362	-	-	(196)	22,166	(22,166)	-
Net deferred tax effects resulting from acquisition and exchange of Fortress Operating Group units	-	-	25,908	-	-	-	25,908	1	25,909
Director restricted share grant	257,918	-	344	-	-	-	344	500	844
Capital increase related to equity-based compensation, net	12,819,823	10,333,333	82,058	-	-	-	82,058	116,819	198,877
Dilution impact of Class A share issuance and repurchase	-	-	59,513	-	-	(502)	59,011	(59,011)	-
Repurchase of Class A shares (Note 9)	(2,082,684)	-	-	-	(3,419)	-	(3,419)	(3,870)	(7,289)
Repurchase of Class B shares (Note 9)	-	(49,189,480)	-	(80,742)	-	-	(80,742)	(91,422)	(172,164)
Comprehensive income (loss) (net of tax)									
Net income (loss)	-	-	-	78,284	-	-	78,284	140,538	218,822
Foreign currency translation	-	-	-	-	-	(660)	(660)	(787)	(1,447)
Comprehensive income (loss) from equity method investees	-	-	-	-	-	(116)	(116)	(662)	(778)
Total comprehensive income (loss)							77,508	139,089	216,597
Equity - December 31, 2012	218,286,342	249,534,372	$ 2,119,102	$ (1,486,578)	$ (3,419)	$ (2,634)	$ 626,471	$ 590,179	$ 1,216,650

See notes to consolidated financial statements.

FORTRESS INVESTMENT GROUP LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities			
Net income (loss)	$ 218,822	$(1,117,336)	$ (781,693)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	14,931	33,399	12,693
Other amortization and accretion	2,942	1,477	6,874
(Earnings) losses from equity method investees	(156,530)	(41,935)	(115,954)
Distributions of earnings from equity method investees	59,785	23,719	11,034
(Gains) losses	(48,921)	30,054	(2,997)
Deferred incentive income	(77,993)	(80,093)	(161,028)
Deferred tax (benefit) expense	29,442	24,622	43,115
Adjustment of estimated forfeited non-cash compensation	(1,691)	-	2,713
Options received from affiliates	(21,524)	(12,615)	-
Tax receivable agreement liability adjustment	8,870	(3,098)	(22,036)
Equity-based compensation, including Principals' Agreement prior to 2012	213,274	1,284,086	1,167,130
Options in affiliates granted to employees	10,134	-	-
Allowance for doubtful accounts	796	5,263	651
Cash flows due to changes in			
Due from affiliates	(58,927)	(133,322)	(242,841)
Other assets	(20,398)	7,322	(20,700)
Accrued compensation and benefits	(75,390)	51,166	200,347
Due to affiliates	(18,241)	(9,353)	(13,602)
Deferred incentive income	65,361	112,068	199,294
Other liabilities	(2,792)	(7,181)	27,153
Net cash provided by (used in) operating activities	141,950	168,243	310,153
Cash Flows From Investing Activities			
Contributions to equity method investees	(63,798)	(82,610)	(74,581)
Distributions of capital from equity method investees	140,712	180,855	50,808
Purchase of fixed assets	(10,375)	(17,713)	(6,794)
Acquisitions, net of cash received	-	-	(13,474)
Net cash provided by (used in) investing activities	66,539	80,532	(44,041)
Cash Flows From Financing Activities			
Borrowings under debt obligations	-	-	330,000
Repayments of debt obligations	(261,250)	(16,250)	(450,325)
Repurchase of shares and RSUs (Note 9)	(37,776)	-	-
Payment of deferred financing costs	-	-	(5,060)
Dividends and dividend equivalents paid	(44,170)	-	-
Principals' and others' interests in equity of consolidated subsidiaries - contributions	431	13,484	1,271
Principals' and others' interests in equity of consolidated subsidiaries - distributions	(94,648)	(123,475)	(128,465)
Net cash provided by (used in) financing activities	(437,413)	(126,241)	(252,579)
Net Increase (Decrease) in Cash and Cash Equivalents	(228,924)	122,534	13,533
Cash and Cash Equivalents, Beginning of Period	333,166	210,632	197,099
Cash and Cash Equivalents, End of Period	$ 104,242	$ 333,166	$ 210,632
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest	$ 13,689	$ 16,122	$ 11,432
Cash paid during the period for income taxes	$ 7,932	$ 8,574	$ 8,911
Supplemental Schedule of Non-cash Investing and Financing Activities			
Employee compensation invested directly in subsidiaries	$ 34,806	$ 68,087	$ 83,351
Investments of receivable amounts into Fortress Funds	$ 80,523	$ 143,862	$ 10,300
Dividends, dividend equivalents and Fortress Operating Group unit distributions declared but not yet paid	$ 31,997	$ 29,423	$ 42,900
Contingent consideration in purchase of Logan Circle Partners L.P.	$ -	$ -	$ 4,000
Exchange of promisory note for shares (Note 9)	$ 149,453	$ -	$ -

See notes to consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

Fortress Investment Group LLC (the "Registrant," or, together with its subsidiaries, "Fortress") is a leading, highly diversified global investment management firm whose predecessor was founded in 1998. Its primary business is to sponsor the formation of, and provide investment management services for, various investment funds and companies, including related managed accounts (collectively, the "Fortress Funds"). Fortress generally makes principal investments in these funds.

Fortress has three primary sources of income from the Fortress Funds: management fees, incentive income, and investment income on its principal investments in the funds. The Fortress Funds fall into the following business segments in which Fortress operates:

1) Private equity:
   a) Private equity funds that primarily make significant, control-oriented investments in debt and equity securities of public or privately held entities in North America and Western Europe, with a focus on acquiring and building asset-based businesses with significant cash flows; and
   b) Publicly traded alternative investment vehicles, which Fortress refers to as "Castles," that invest primarily in real estate and real estate related debt investments.
2) Liquid hedge funds that invest globally in fixed income, currency, equity and commodity markets, and related derivatives to capitalize on imbalances in the financial markets. In addition, this segment includes an endowment style fund, which invests in Fortress Funds, funds managed by external managers, and direct investments; and a fund that seeks to generate returns by executing a positively convex investment strategy.
3) Credit funds:
   a) Credit hedge funds, which make highly diversified investments in direct lending, corporate debt and securities, portfolios and orphaned assets, real estate and structured finance, on a global basis and throughout the capital structure, with a value orientation, as well as non-Fortress originated funds for which Fortress has been retained as manager as part of an advisory business; and
   b) Credit private equity ("PE") funds which are comprised of a family of "credit opportunities" funds focused on investing in distressed and undervalued assets, a family of ''long dated value'' funds focused on investing in undervalued assets with limited current cash flows and long investment horizons, a family of "real assets" funds focused on investing in tangible and intangible assets in four principal categories (real estate, capital assets, natural resources and intellectual property), a family of Asia funds, including Japan real estate funds and an Asian investor based global opportunities fund, and a family of real estate opportunities funds, as well as certain sector-specific funds with narrower investment mandates tailored for the applicable sector.
4) Logan Circle Partners, L.P. ("Logan Circle"), which represents Fortress's traditional, fixed income asset management business.
5) Principal investments in the above described funds.

Fortress Investment Group LLC was formed in 2006 for the purpose of becoming the general partner of Fortress Operating Group and effecting an initial public offering of shares in February 2007 and related transactions in order to carry on the business of its predecessor, Fortress Operating Group, as a publicly traded entity. Fortress Operating Group was owned by its general partners (the "Principals") prior to this reorganization. The Registrant is a limited liability company and its members are not responsible for any of its liabilities beyond the equity they have invested. Fortress's formation documents allow for an indefinite life.

FIG Corp., a subsidiary of the Registrant, is a corporation for tax purposes. As a result, the Registrant is subject to income taxes on that portion of its income which flows through FIG Corp.

The Principals own the majority of the economic interests in Fortress Operating Group through their ownership of Fortress Operating Group units and Class A shares and control Fortress through their ownership of Class A and Class B shares of the Registrant (Note 9). The Principals' Fortress Operating Group unit interests in the equity and income (loss) of Fortress Operating Group are recorded on the face of the consolidated financial statements as further described in Note 7.

Financial Statement Guide

Selected Financial Statement Captions	Note Reference	Explanation
Balance Sheet		
Due from Affiliates	7	Generally, management fees, expense reimbursements and incentive income due from Fortress Funds.
Investments	4	Primarily the carrying value of Fortress's principal investments in the Fortress Funds.
Deferred Tax Asset	6	Relates to potential future tax benefits.
Due to Affiliates	7	Generally, amounts due to the Principals related to their interests in Fortress Operating Group and the tax receivable agreement.
Deferred Incentive Income	3	Incentive income already received from certain Fortress Funds based on past performance, which is subject to contingent repayment based on future performance.
Debt Obligations Payable	5	The balance outstanding on the credit agreement and promissory note.
Principals' and Others' Interests in Equity of Consolidated Subsidiaries	7	The GAAP basis of the Principals' and one senior employee's ownership interests in Fortress Operating Group as well as employees' ownership interests in certain subsidiaries.
Statement of Operations		
Management Fees: Affiliates	3	Fees earned for managing Fortress Funds, generally determined based on the size of such funds.
Management Fees: Non-Affiliates	3	Fees earned from managed accounts and our traditional fixed income asset management business, generally determined based on the amount managed.
Incentive Income: Affiliates	3	Income earned from Fortress Funds, based on the performance of such funds.
Incentive Income: Non-Affiliates	3	Income earned from managed accounts, based on the performance of such accounts.
Compensation and Benefits	8	Includes equity-based, profit-sharing and other compensation to employees.

Principals Agreement Compensation	8	As a result of the principals agreement, which expired in December 2011, the January 2007 value of a significant portion of the Principals' equity in Fortress was recorded as an expense over an approximate five year period. Fortress was not a party to this agreement. It was an agreement between the Principals to further incentivize them to remain with Fortress. This GAAP expense had no economic effect on Fortress or its shareholders.
Gains (Losses)	4	The result of asset dispositions or changes in the fair value of investments or other financial instruments which are marked to market (including the Castles and GAGFAH).
Tax Receivable Agreement Liability Adjustment	6	Represents a change in the amount due to the Principals under the tax receivable agreement.
Earnings (Losses) from Equity Method Investees	4	Fortress's share of the net earnings (losses) of the Fortress Funds resulting from its principal investments.
Income Tax Benefit (Expense)	6	The net tax result related to the current period. Certain of Fortress's revenues are not subject to taxes because they do not flow through taxable entities. Furthermore, Fortress has significant permanent differences between its GAAP and tax basis earnings.
Principals' and Others' Interests in (Income) Loss of Consolidated Subsidiaries	7	Primarily the Principals' and employees' share of Fortress's earnings based on their ownership interests in subsidiaries, including Fortress Operating Group.
Earnings Per Share	9	GAAP earnings per Class A share based on Fortress's capital structure, which is comprised of outstanding and unvested equity interests, including interests which participate in Fortress's earnings, at both the Fortress and subsidiary levels.
<u>Other</u>		
Distributions	9	A summary of dividends and distributions, and the related outstanding shares and units, is provided.
Distributable Earnings	11	A presentation of our financial performance by segment (fund type) is provided, on the basis of the operating performance measure used by Fortress's management committee.

Certain prior period amounts have been reclassified to conform to the current period's presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Basis of Accounting and Consolidation – The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements include the accounts of Fortress and its consolidated subsidiaries, which are comprised of (i) entities in which it has an investment of 50% or more and has control over significant operating, financial and investing decisions of the entity, (ii) variable interest entities ("VIEs") in which it is the primary beneficiary as described below and (iii) non-VIE partnerships in which it is the general partner where the limited partners do not have rights that would overcome the presumption of control by the general partner.

For those entities in which it has a variable interest, Fortress first determines whether the entity is a VIE. This determination is made by considering whether the entity's equity investment at risk is sufficient and whether the entity's at-risk equity holders have the characteristics of a controlling financial interest. A VIE must be consolidated by its primary beneficiary.

The primary beneficiary of a VIE is generally defined as the party who, considering the involvement of related parties and de facto agents, has (i) the power to direct the activities of the VIE that most significantly affect its economic performance, and (ii) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. This evaluation is updated continuously.

For investment companies and similar entities, the primary beneficiary of a VIE is the party who, considering the involvement of related parties and de facto agents, absorbs a majority of the VIE's expected losses or receives a majority of the expected residual returns, as a result of holding a variable interest. This evaluation is also updated continuously.

As the general partner or managing member of entities that are limited partnerships or limited liability companies and not VIEs, Fortress is presumed to control the partnership or limited liability company. This presumption is overcome when the unrelated limited partners or members have the substantive ability to liquidate the entity or otherwise remove Fortress as the general partner or managing member without cause based on a simple unaffiliated majority vote, or have other substantive participating rights.

Principals' and others' interests in consolidated subsidiaries represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Fortress. This is primarily related to the Principals' interests in Fortress Operating Group (Note 1). Non-Fortress interests also include employee interests in majority owned and controlled fund advisor and general partner entities.

For entities over which Fortress exercises significant influence but which do not meet the requirements for consolidation, Fortress uses the equity method of accounting whereby it records its share of the underlying income of these entities. These entities include the Fortress Funds. Virtually all of the Fortress Funds are, for GAAP purposes, investment companies. As required, Fortress has retained the specialized accounting of these funds. The Fortress Funds record realized and unrealized gains (losses) resulting from changes in the fair value of their investments as a component of current income. Additionally, these funds generally do not consolidate their majority-owned and controlled investments (the "Portfolio Companies").

Distributions by Fortress and its subsidiaries are recognized when declared.

Risks and Uncertainties – In the normal course of business, Fortress encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on Fortress's or the Fortress Funds' investments in debt securities, loans, leases, derivatives and other financial instruments that results from a borrower's, lessee's or counterparty's inability or unwillingness to make required or expected payments. Market risk reflects changes in the value of investments due to changes in interest rates, credit spreads or other market factors. Credit risk is enhanced in situations where Fortress or a Fortress Fund is investing in distressed assets, as well as unsecured or subordinate loans or securities, which is a material part of its business.

Fortress makes investments outside of the United States. Fortress's non-U.S. investments are subject to the same risks associated with its U.S. investments as well as additional risks, such as fluctuations in foreign currency exchange rates, unexpected changes in regulatory requirements, heightened risk of political and economic instability, difficulties in managing non-U.S. investments, potentially adverse tax consequences and the burden of complying with a wide variety of foreign laws.

Fortress is exposed to economic risk concentrations insofar as it is dependent on the ability of the Fortress Funds to compensate it for the services which Fortress provides to these funds. Further, the incentive income component of this compensation is based on the ability of the Fortress Funds to generate adequate returns on their investments. In addition, substantially all of Fortress's net assets, after deducting the portion attributable to Principals' and Others' interests, are comprised of principal investments in, or receivables from, these funds.

Use of Estimates – The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue Recognition

Management Fees and Expense Reimbursements – Management fees are recognized in the periods during which the related services are performed and the amounts have been contractually earned. Fortress is entitled to certain expense reimbursements pursuant to its management agreements. Fortress selects the vendors, incurs the expenses, and is the primary obligor under the related arrangements. Fortress is considered the principal under these arrangements and is required to record the expense and related reimbursement revenue on a gross basis. Expense reimbursements are recognized in the periods during which the related expenses are incurred and the reimbursements are contractually earned.

Stock Options Received – Fully vested stock options are issued to Fortress by certain of the Castles as compensation for services performed in raising capital for these entities. These options are recognized by Fortress as management fees at their estimated fair value at the time of issuance. Fair value was estimated using an option valuation model. Since the Castles' option plans have characteristics significantly different from those of traded options, and since the assumptions used in such models, particularly the volatility assumption, are subject to significant judgment and variability, the actual value of the options could vary materially from this estimate. Fortress has elected to account for these options at fair value with changes in fair value recognized in current income as Gains (Losses).

Incentive Income – Incentive income is calculated as a percentage of the profits earned by the Fortress Funds subject, in certain cases, to the achievement of performance criteria. Incentive income from certain funds is subject to contingent repayment based on the applicable Fortress Fund achieving earnings in excess of a specified minimum return. Incentive income that is not subject to contingent repayment is recognized as contractually earned. Incentive income subject to contingent repayment may be paid to Fortress as particular investments made by the funds are realized. However, if upon liquidation of each fund the aggregate amount paid to Fortress as incentive income exceeds the amount actually due to Fortress based upon the aggregate performance of each fund, the excess is required to be repaid by Fortress (i.e. "clawed back") to that fund. Fortress has elected to adopt the preferred method of recording incentive income subject to contingencies, whereby it does not recognize incentive income subject to contingent repayment until the termination of the related fund, or when and to the extent distributions from the fund exceed the point at which a clawback of a portion or all of the historic incentive income distributions could no longer occur due to the related contingencies being resolved. Recognition of incentive income allocated or paid to Fortress prior to that date is deferred and recorded as deferred incentive income liability.

Other Revenues and Other Income – Fortress recognizes security transactions on the trade date. Gains and losses are recorded based on the specific identification method and generally include gains (losses) on investments in securities, derivatives, foreign exchange transactions, and contingent consideration accrued in business combinations. Dividend income is recognized on the ex-dividend date, or in the absence of a formal declaration, on the date it is received. Interest income is recognized as earned on an accrual basis.

Balance Sheet Measurement

Cash and Cash Equivalents – Fortress considers all highly liquid short term investments with maturities of 90 days or less when purchased to be cash equivalents. Substantially all amounts on deposit with major financial institutions exceed insured limits.

Due from/to Affiliates – For purposes of classifying amounts, Fortress considers its principals, employees, all of the Fortress Funds, and the Portfolio Companies to be affiliates. This definition is broader than the strict GAAP definition of affiliates. Amounts due from and due to affiliates are recorded at their contractual amount, subject to an allowance for uncollectible amounts if collection is not deemed probable.

(dollars in tables in thousands, except share data)

Other Assets and Other Liabilities:

Other assets and liabilities are comprised of the following. Other assets are presented net of allowances for uncollectable amounts of $3.2 million and $3.4 million as of December 31, 2012 and 2011, respectively, which were recorded as General and Administrative expense.

	Other Assets			Other Liabilities	
	December 31,			December 31,	
	2012	2011		2012	2011
Fixed assets	$ 104,482	$ 101,189	Current taxes payable (Note 6)	$ 3,490	$ 3,452
Accumulated depreciation	(68,133)	(58,917)	Deferred taxes payable (Note 6)	5,815	199
Deferred charges	5,060	5,099	Interest payable	165	2,074
Accumulated amortization	(4,837)	(1,932)	Accounts payable	4,408	2,952
Receivables	50,321	23,154	Accrued expenses	16,795	24,518
Prepaid compensation, net	16,626	16,626	Deferred rent	9,425	10,256
Prepaid expense	10,453	10,002	Placement agent fee payable (Note 7)	5,309	4,179
Goodwill and intangibles	9,421	9,010	Unearned income	10,754	7,817
Accumulated amortization	(8,218)	(8,172)	Miscellaneous liabilities	3,065	1,757
Miscellaneous assets, net	9,623	12,799			
	$ 124,798	$ 108,858		$ 59,226	$ 57,204

Fixed Assets, Depreciation and Amortization – Fixed assets consist primarily of leasehold improvements, furniture, fixtures and equipment, and computer hardware and software, and are recorded at cost less accumulated depreciation. Depreciation and amortization are calculated using the straight-line method over the assets' estimated useful lives, which are the life of the related lease for leasehold improvements, and three to seven years for other fixed assets.

Deferred Charges – Deferred charges consist primarily of costs incurred in obtaining financing, which are amortized over the term of the financing generally using the effective interest method.

Prepaid Compensation – Prepaid compensation consists of profit sharing compensation payments previously made to employees which are not considered probable of being incurred as expenses and would become receivable back from employees at the termination of the related funds.

Goodwill and Intangibles – Goodwill and intangibles represent amounts recorded in connection with business combinations. Goodwill is not amortized but is tested for impairment at least annually. Other intangible assets are amortized over their estimated useful lives.

Deferred Rent – Rent expense is recognized on a straight-line basis based on the total minimum rent required throughout the lease period. Deferred rent represents the difference between the rent expense recognized and cash paid to date.

Derivatives and Hedging Activities – All derivatives are recognized as either assets or liabilities in the balance sheet and measured at fair value.

Any unrealized gains or losses on derivatives not designated as hedges are recorded currently in Gains (Losses). Net payments under these derivatives are similarly recorded, but as realized.

In order to reduce interest rate risk, Fortress has and may enter into interest rate hedge agreements. To qualify for cash flow hedge accounting, interest rate swaps must meet certain criteria, including (1) the items to be hedged expose Fortress to interest rate risk, (2) the interest rate swaps or caps are highly effective in reducing Fortress's exposure to interest rate risk, and (3) with respect to an anticipated transaction, the transaction is probable. In addition, the hedging relationship must be properly documented. Effectiveness is periodically assessed based upon a comparison of the relative changes in the fair values or cash flows of the interest rate swaps and the items being hedged.

In order to reduce foreign currency exchange rates risk, Fortress has and may enter into foreign currency related derivatives. To qualify for hedge accounting with respect to a net investment in a foreign operation, the hedging instrument must be highly effective in reducing Fortress's exposure to the risk of changes in foreign currency exchange rates with respect to the investment. In addition, the hedging relationship must be properly documented. Effectiveness is periodically

(dollars in tables in thousands, except share data)

assessed based upon a comparison of the relative changes in the fair values of the hedge and the item being hedged (with respect to changes in foreign currency exchange rates).

The effective portion of any gain or loss, and of net payments received or made, is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction effects earnings. The ineffective portion of any gain or loss, and of net payments received or made, is recognized in current earnings. No ineffectiveness was recorded during any period presented.

Comprehensive Income (Loss) – Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For Fortress's purposes, comprehensive income represents net income, as presented in the accompanying statements of operations, adjusted for unrealized gains or losses on securities available for sale and on derivatives designated as cash flow hedges, as well as net foreign currency translation adjustments, including Fortress's relative share of these items from its equity method investees.

The following table summarizes Fortress's accumulated other comprehensive income (loss):

	December 31,	
	2012	2011
Direct		
Net foreign currency translation adjustments	$ (1,146)	$ (206)
Through equity method investees		
Net foreign currency translation adjustments	(1,488)	(954)
Accumulated other comprehensive income (loss)	$ (2,634)	$ (1,160)

The amounts reclassified from accumulated other compensative income (loss) to components of net income (loss), if any, were immaterial for each period presented.

Foreign Currency – Assets and liabilities relating to foreign investments are translated using the exchange rates prevailing at the end of each reporting period. Results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in current income to the extent that unrealized gains and losses on the related investment are included in income, otherwise they are included as a component of accumulated other comprehensive income until realized. Foreign currency gains or losses resulting from transactions outside of the functional currency of a consolidated entity are recorded in income as incurred and were not material during the years ended December 31, 2012, 2011 and 2010.

Profit Sharing Arrangements – Pursuant to employment arrangements, certain of Fortress's employees are granted profit sharing interests and are thereby entitled to a portion of the incentive income or other amounts realized from certain Fortress Funds, which is payable upon a realization event within the respective funds. Accordingly, incentive income resulting from a realization event within a fund gives rise to the incurrence of a profit sharing obligation. Amounts payable under these profit sharing plans are recorded as compensation expense when they become probable and reasonably estimable.

For profit sharing plans related to hedge funds, where incentive income is received on an annual basis, the related compensation expense is accrued during the period for which the related payment is made.

For profit sharing plans related to private equity funds and credit PE funds, where incentive income is received as investments are realized but is subject to clawback (see "Incentive Income" above), although Fortress defers the recognition of incentive income until all contingencies are resolved, accruing expense for employee profit sharing is based upon when it becomes probable and reasonably estimable that incentive income has been earned and therefore a profit sharing liability has been incurred. Based upon this policy, the recording of an accrual for profit sharing expense to employees generally precedes the recognition of the related incentive income revenue.

Fortress's determination of the point at which it becomes probable and reasonably estimable that incentive income will be earned and therefore a corresponding profit sharing expense should be recorded is based upon a number of factors, the most significant of which is the level of realized gains generated by the underlying funds which may ultimately give rise to incentive income payments. Accordingly, profit sharing expense is generally recorded upon realization events within the underlying funds. A realization event has occurred when an investment within a fund generates proceeds in excess of its related invested capital, such as when an investment is sold at a gain. In some cases, this accrual is subject to reversal based on a determination that the expense is no longer probable of being incurred (in other words, that a clawback is probable).

Fortress may withhold a portion of the profit sharing payments relating to private equity fund or credit PE fund incentive income as a reserve against contingent repayment (clawback) obligations to the funds. Employees may opt to have these withheld amounts invested in either a money market account or in one of a limited group of Fortress Funds.

Equity-Based Compensation – Fortress currently has several categories of equity-based compensation, which are accounted for as described in Note 8. Generally, the grant date fair value of equity-based compensation granted to employees or directors is expensed ratably over the required service period (or immediately if there is no required service period). Equity-based compensation granted to non-employees, primarily to employees of certain Portfolio Companies, is expensed ratably over the required service period based on its fair value at each reporting date. Equity-based compensation also includes compensation recorded in connection with the Principals Agreement as described in Note 8. Fortress was not a party to the Principals Agreement, which expired in December 2011, and this agreement had no direct economic impact on Fortress.

Income Taxes – As described in Note 1, a substantial portion of Fortress's income earned by its corporate subsidiary is subject to U.S. federal and state income taxation, taxed at prevailing rates. The remainder of Fortress's income is allocated directly to its shareholders and is not subject to a corporate level of taxation. Certain subsidiaries of Fortress are subject to the New York City unincorporated business tax ("UBT") on their U.S. earnings based on a statutory rate of 4%. Certain subsidiaries of Fortress are subject to income tax of the foreign countries in which they conduct business. Interest and penalties, if any, are treated as additional taxes.

Fortress accounts for these taxes using the liability method under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are expected to result in taxable or deductible amounts in future years and the deferred tax effects are measured using enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is established when management believes it is more likely than not that a deferred tax asset will not be realized. This is further discussed in Note 6.

Fortress is party to a tax receivable agreement whereby the Principals will receive payments from Fortress related to tax savings realized by Fortress in connection with certain transactions entered into by the Principals. The accounting for this agreement is discussed in Note 6.

Recent Accounting Pronouncements – In May 2011, the FASB issued new guidance regarding the measurement and disclosure of fair value, which became effective for Fortress on January 1, 2012. This guidance did not have a material impact on Fortress's financial position, results of operations or liquidity.

The FASB has recently issued or discussed a number of proposed standards on such topics as consolidation, the definition of an investment company, financial statement presentation, revenue recognition, leases, financial instruments, hedging, and contingencies. Some of the proposed changes are significant and could have a material impact on Fortress's financial reporting. Fortress has not yet fully evaluated the potential impact of these proposals, but will make such an evaluation as the standards are finalized.

(dollars in tables in thousands, except share data)

3. MANAGEMENT AGREEMENTS AND FORTRESS FUNDS

Fortress has two principal sources of income from its agreements with the Fortress Funds: contractual management fees, which are generally based on a percentage of fee paying assets under management, and related incentive income, which is generally based on a percentage of profits subject to the achievement of performance criteria. Substantially all of Fortress's net assets, after deducting the portion attributable to principals' and others' interests, are a result of principal investments in, or receivables from, these funds. The terms of agreements between Fortress and the Fortress Funds are generally determined in connection with third party fund investors.

The Principals and certain executive officers of Fortress may also serve as directors and/or officers of each of the Castles and of certain Portfolio Companies and may have investments in these entities as well as in other Fortress Funds.

The Fortress Funds are divided into segments and Fortress's agreements with each are detailed below.

Management Fees, Incentive Income and Related Profit Sharing Expense

Fortress recognized management fees and incentive income as follows:

	Year Ended December 31,		
	2012	2011	2010
Private Equity			
Private Equity Funds			
Management fees: affil.	$ 119,119	$ 131,898	$ 138,464
Management fees: non-affil.	394	-	-
Incentive income: affil.	2,612	7,877	70,094
Castles			
Management fees: affil.	52,853	48,709	45,883
Management fees, options: affil.	21,524	12,615	-
Management fees: non-affil.	3,902	5,148	2,748
Incentive income: affil.	-	-	-
Liquid Hedge Funds			
Management fees: affil.	63,509	91,796	88,433
Management fees: non-affil.	14,023	17,078	10,187
Incentive income: affil.	43,089	2,803	49,625
Incentive income: non-affil.	24,556	984	17,535
Credit Funds			
Credit Hedge Funds			
Management fees: affil.	100,835	106,138	119,973
Management fees: non-affil.	359	15,696	1,463
Incentive income: affil.	126,832	73,340	91,609
Incentive income: non-affil.	130	-	5,392
Credit PE Funds			
Management fees: affil.	98,250	73,149	48,392
Management fees: non-affil.	143	124	27
Incentive income: affil.	73,905	71,283	90,933
Incentive income: non-affil.	1,476	933	-
Logan Circle			
Management fees: non-affil.	26,796	20,050	13,369
Total			
Management fees: affil.	$ 456,090	$ 464,305	$ 441,145
Management fees: non-affil.	$ 45,617	$ 58,096	$ 27,794
Incentive income: affil. (A)	$ 246,438	$ 155,303	$ 302,261
Incentive income: non-affil.	$ 26,162	$ 1,917	$ 22,927

(A) See "Deferred Incentive Income" below.

(dollars in tables in thousands, except share data)

Deferred Incentive Income

Incentive income from certain Fortress Funds, primarily private equity funds and credit PE funds, is received when such funds realize profits, based on the related agreements. However, this incentive income is subject to contingent repayment by Fortress to the funds until certain overall fund performance criteria are met. Accordingly, Fortress does not recognize this incentive income as revenue until the related contingencies are resolved. Until such time, this incentive income is recorded on the balance sheet as deferred incentive income and is included as "distributed-unrecognized" deferred incentive income in the table below. Incentive income from such funds, based on their net asset value, which has not yet been received is not recorded on the balance sheet and is included as "undistributed" deferred incentive income in the table below.

Incentive income from certain Fortress Funds is earned based on achieving annual performance criteria. Accordingly, this incentive income is recorded as revenue at year end (in the fourth quarter of each year) and is generally received subsequent to year end. Incentive income recognized as revenue during the fourth quarter from these funds was $184.4 million, $70.3 million and $153.9 million during the years ended December 31, 2012, 2011 and 2010, respectively.

During the years ended December 31, 2012, 2011 and 2010, Fortress recognized $72.6 million, $71.3 million and $90.9 million, respectively, of incentive income distributions from its credit PE funds which represented "tax distributions." These tax distributions are not subject to clawback and reflect a cash amount approximately equal to the amount expected to be paid out by Fortress for taxes or tax-related distributions on the allocated income from such funds.

Deferred incentive income from the Fortress Funds was comprised of the following, on an inception-to-date basis. This does not include any amounts related to third party funds, receipts from which are reflected as Other Liabilities until all contingencies are resolved.

	Distributed-Gross	Distributed-Recognized (A)	Distributed-Unrecognized (B)	Undistributed net of intrinsic clawback (C) (D)
Deferred incentive income as of December 31, 2010	$ 702,709	$ (504,346)	$ 198,363	$ 200,066
Share of income (loss) of Fortress Funds	N/A	N/A	N/A	123,127
Distribution of private equity incentive income	120,388	N/A	120,388	(120,388)
Recognition of previously deferred incentive income	N/A	(80,093)	(80,093)	N/A
Deferred incentive income as of December 31, 2011	$ 823,097	$ (584,439)	$ 238,658	$ 202,805
Share of income (loss) of Fortress Funds	N/A	N/A	N/A	395,808
Distribution of private equity incentive income	71,181	N/A	71,181	(71,181)
Recognition of previously deferred incentive income	N/A	(77,993)	(77,993)	N/A
Deferred incentive income as of December 31, 2012	$ 894,278	$ (662,432)	$ 231,846	$ 527,432

(A) All related contingencies have been resolved.

(B) Reflected on the balance sheet.

(C) At December 31, 2012, the net undistributed incentive income is comprised of $614.5 million of gross undistributed incentive income, net of $87.1 million of intrinsic clawback (see next page). The net undistributed incentive income represents the amount that would be received by Fortress from the related funds if such funds were liquidated on December 31, 2012 at their net asset values.

(D) From inception to December 31, 2012, Fortress has paid $377.9 million of compensation expense under its employee profit sharing arrangements (Note 8) in connection with distributed incentive income, of which $27.9 million has not been expensed because management has determined that it is not probable of being incurred as an expense and will be recovered from the related individuals. If the $614.5 million of gross undistributed incentive income were realized, Fortress would recognize and pay an additional $308.1 million of compensation expense.

Certain investments held by employees and affiliates of Fortress, as well as by Fortress itself, in the Fortress Funds are not subject to management fees or incentive income. During the years ended December 31, 2012, 2011 and 2010, management fees of $3.9 million, $3.7 million and $3.3 million, respectively, and incentive income, exclusive of tax distributions, of $4.9 million, $2.4 million and $3.2 million, respectively, were waived on such employees' investments.

FORTRESS INVESTMENT GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2012
(dollars in tables in thousands, except share data)

The following tables summarize information with respect to the Fortress Funds, other than the Castles, and their related incentive income thresholds as of December 31, 2012:

Fund (Vintage) (A)	Maturity Date (B)	Inception to Date Capital Invested	Inception to Date Distributions (C)	Net Asset Value ("NAV")	NAV Surplus (Deficit) (D)	Current Preferred Return Threshold (E)	Gain to Cross Incentive Income Threshold (F)	Undistributed Incentive Income (G)	Distributed Incentive Income (H)	Distributed Incentive Income Subject to Clawback (I)	Gross Intrinsic Clawback (J)	Net Intrinsic Clawback (J)
Private Equity Funds												
NIH (1998)	Indefinite	$ 415,574	$ (808,433)	$ 8,835	N/A	$ -	N/A	$ -	$ 94,513	$ -	$ -	$ -
Fund I (1999) (K)	Apr-10	1,015,943	(2,793,118)	57,786	1,834,961	-	N/A	10,896	334,604	-	-	-
Fund II (2002)	Feb-13	1,974,296	(3,260,088)	153,639	1,439,431	-	N/A	-	287,024	43,214	3,771	2,417
Fund III (2004)	Jan-15	2,762,993	(1,414,329)	2,067,250	718,586	1,479,430	760,844	-	66,903	66,903	66,903	45,108
Fund III Coinvestment (2004)	Jan-15	273,648	(156,926)	131,841	15,119	183,107	167,988	-	-	-	-	-
Fund IV (2006)	Jan-17	3,639,561	(504,165)	3,641,398	506,002	1,930,537	1,424,535	-	-	-	-	-
Fund IV Coinvestment (2006)	Jan-17	762,696	(119,953)	611,008	(31,735)	415,081	446,816	-	-	-	-	-
Fund V (2007)	Feb-18	4,103,714	(43,302)	3,947,179	(113,233)	1,593,441	1,706,674	-	-	-	-	-
Fund V Coinvestment (2007)	Feb-18	990,477	(140)	623,449	(366,888)	425,136	792,024	-	-	-	-	-
GAGACQ Fund (2004)	Nov-09	545,663	(595,401)	N/A	N/A	N/A	N/A	N/A	51,476	N/A	N/A	N/A
FRID (2005)	Apr-15	1,220,228	(505,614)	562,050	(152,564)	712,684	865,248	-	16,447	16,447	16,447	10,041
FRIC (2006)	May-16	328,754	(17,460)	220,451	(90,843)	204,632	295,475	-	-	-	-	-
FICO (2006)	Jan-17	724,525	(5)	(57,603)	(782,123)	415,710	1,197,833	-	-	-	-	-
FHIF (2006)	Jan-17	1,543,463	(63,169)	2,233,799	753,505	802,775	49,270	-	-	-	-	-
FECI (2007)	Feb-18	982,779	(157)	901,072	(81,550)	504,510	586,060	-	-	-	-	-
								$ 10,896	$ 850,967	$ 126,564	$ 87,121	$ 57,566
Private Equity Funds in Investment Period												
WWTAI (2011)	Jun-24	$ 113,566	$ (2,190)	$ 113,450	$ 2,074	$ 3,662	$ 1,587	$ -	$ -	$ -	$ -	$ -
MSR Opportunities Fund IA (2012)	Aug-22	244,725	-	243,489	(1,236)	590	$ 1,826	-	-	-	-	-
MSR Opportunities Fund IB (2012)	Aug-22	59,275	-	58,942	(333)	143	476	-	-	-	-	-
								$ -	$ -	$ -	$ -	$ -

Continued on next page.

FORTRESS INVESTMENT GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012

(dollars in tables in thousands, except share data)

Fund (Vintage) (A)	Maturity Date (B)	Inception to Date Capital Invested	Inception to Date Distributions (C)	Net Asset Value ("NAV")	NAV Surplus (Deficit) (D)	Current Preferred Return Threshold (E)	Gain to Cross Incentive Income Threshold (F)	Undistributed Incentive Income (G)	Distributed Incentive Income (H)	Distributed Incentive Income Subject to Clawback (I)	Gross Intrinsic Clawback (J)	Net Intrinsic Clawback (J)
Credit PE Funds												
Long Dated Value Fund I (2005)	Apr-30	$ 267,325	$ (64,884)	$ 277,824	$ 75,383	$ 108,513	$ 33,130	$ -	$ -	$ -	$ -	$ -
Long Dated Value Fund II (2005)	Nov-30	274,280	(112,741)	198,011	36,472	87,385	50,913	-	412	-	-	-
Long Dated Value Fund III (2007)	Feb-32	343,156	(211,456)	240,329	108,629	-	N/A	16,701	3,452	-	-	-
LDVF Patent Fund (2007)	Nov-27	44,344	(9,297)	56,368	21,321	-	N/A	1,432	461	-	-	-
Real Assets Fund (2007)	Jun-17	359,024	(258,658)	205,962	105,596	-	N/A	12,846	3,641	-	-	-
Credit Opportunities Fund (2008)	Oct-20	5,396,168	(5,774,479)	1,751,656	2,129,967	-	N/A	189,866	228,362	69,343	-	-
SIP Managed Account (2010)	Sep-20	11,000	(23,047)	8,336	20,383	-	N/A	1,667	2,409	-	-	-
Assets Overflow Fund (2008)	Closed Dec-12	90,500	(112,344)	N/A	N/A	N/A	N/A	N/A	2,180	N/A	N/A	N/A
Japan Opportunity Fund (2009)	Jun-19	1,195,957	(944,569)	653,430	402,042	-	N/A	41,215	39,677	12,056	-	-
								$ 263,727	$ 280,594	$ 81,399	$ -	$ -
Credit PE Funds in Investment Period												
Credit Opportunities Fund II (2009)	Jul-22	$ 2,036,507	$ (1,157,917)	$ 1,535,450	656,860	$ -	N/A	$ 102,236	$ 26,549	$ -	$ -	$ -
Credit Opportunities Fund III (2011)	Mar-24	1,010,618	(216,982)	913,690	120,054	-	N/A	23,431	-	-	-	-
FCO Managed Accounts (2008-2012)	Oct-21 to Mar-27	3,051,494	(1,818,420)	2,071,924	838,850	-	N/A	106,250	58,308	22,938	-	-
Japan Opportunity Fund II (Yen) (2011)	Dec-21	292,094	(40,380)	266,514	14,800	-	N/A	1,404	405	-	-	-
Japan Opportunity Fund II (Dollar) (2011)	Dec-21	179,597	(24,823)	165,155	10,381	-	N/A	932	216	-	-	-
Net Lease Fund I (2010)	Feb-20	138,879	(34,684)	139,849	35,654	-	N/A	4,333	316	316	-	-
Global Opportunities Fund (2010)	Sep-20	253,375	(77,517)	203,667	27,809	-	N/A	5,447	-	-	-	-
Life Settlements Fund (2010)	Dec-22	318,652	(94,254)	244,236	19,838	38,801	18,963	-	-	-	-	-
Life Settlements Fund MA (2010)	Dec-22	26,187	(7,696)	19,974	1,483	3,159	1,676	-	-	-	-	-
Real Estate Opportunities Fund (2011)	Sep-24	162,534	(69,008)	109,343	15,817	-	N/A	692	629	629	-	-
Real Estate Opportunities REOC Fund (2011)	Oct-23	18,915	(7,118)	14,417	2,620	-	N/A	521	-	-	-	-
								$ 245,246	$ 86,423	$ 23,883	$ -	$ -

(dollars in tables in thousands, except share data)

	Incentive Income Eligible NAV (L)	Gain to Cross Incentive Income Threshold (M)	Percentage of Incentive Income Eligible NAV Above Incentive Income Threshold (N)	Undistributed Incentive Income (O)	Year to date Incentive Income Crystallized (P)
Liquid Hedge Funds					
Macro Funds (Q) (T)					
Main fund investments	$ 1,675,011	$ 1,008	96.9%	$ 63	$ 30,033
Sidepocket investments (R)	33,756	16,545	N/A	515	-
Sidepocket investments - redeemers (S)	238,475	118,304	N/A	4,851	137
Managed accounts	975,656	-	100.0%	-	22,613
Asia Macro Funds (T)					
Main fund investments	419,602	-	100.0%	-	12,915
Managed accounts	76,270	-	100.0%	-	1,943
Fortress Convex Asia Funds (T)					
Main fund investments	49,555	1,445	0.0%	-	-
Fortress Partners Funds (T)					
Main fund investments	95,155	38,781	0.1%	-	1
Sidepocket investments (R)	127,012	35,374	N/A	670	-
Credit Hedge Funds					
Special Opportunities Funds (T)					
Main fund investments	3,192,815	-	100.0%	-	112,516
Sidepocket investments (R)	101,373	2,401	N/A	4,755	-
Sidepocket investments - redeemers (S)	229,533	72,858	N/A	3,414	-
Main fund investments (liquidating) (U)	1,287,247	128,484	93.5%	86,195	6,309
Managed accounts	9,953	40,730	0.0%	-	-
Worden Funds					
Main fund investments	249,166	96	92.4%	-	7,750
Value Recovery Funds (V)					
Managed accounts	24,388	4,141	0.0%	-	130

(A) Vintage represents the year in which the fund was formed.

(B) Represents the contractual maturity date including the assumed exercise of all extension options, which in some cases may require the approval of the applicable fund advisory board. Private equity funds that have reached their maturity date are included in the table to the extent they have generated incentive income.

(C) Includes an increase to the NAV surplus related to the U.S. income tax expense of certain investment entities, which is considered a distribution for the purposes of computing incentive income.

(D) A NAV deficit represents the gain needed to cross the incentive income threshold (as described in (F) below), excluding the impact of any relevant performance (i.e. preferred return) thresholds (as described in (E) below). As of period end, there is an aggregate NAV surplus within both the private equity funds and credit PE funds.

(E) Represents the gain needed to achieve the current relevant performance thresholds, assuming the gain described in (D) above is already achieved.

(F) Represents the immediate increase in NAV needed for Fortress to begin earning incentive income, including the achievement of any relevant performance thresholds. It does not include the amount needed to earn back intrinsic clawback (see (J) below), if any. Incentive income is not recorded as revenue until it is received and any related contingencies are resolved (see (I) below).

(G) Represents the amount of additional incentive income Fortress would receive if the fund were liquidated at the end of the period at its NAV.

(H) Represents the amount of incentive income previously received from the fund since inception.

(I) Represents the amount of incentive income previously received from the fund which is still subject to contingencies and is therefore recorded on the consolidated balance sheet as Deferred Incentive Income. This amount will either be recorded as revenue when all related contingencies are resolved, or, if the fund does not meet certain performance thresholds, will be returned by Fortress to the fund (i.e., "clawed back").

(J) Represents the amount of incentive income previously received from the fund that would be clawed back (i.e., returned by Fortress to the fund) if the fund were liquidated at the end of the period at its NAV, excluding the effect of any tax adjustments. Employees, former employees and affiliates of Fortress would be required to return a portion of this incentive income that was paid to them under profit sharing arrangements. "Gross" and "Net" refer to amounts that are gross and net, respectively, of this employee/affiliate portion of the intrinsic clawback. Fortress remains liable to the funds for these amounts even if it is unable to collect the amounts from employees/affiliates. Fortress withheld a portion of the amounts due to employees under these profit sharing arrangements as a reserve against future clawback; as of December 31, 2012, Fortress held $46.9 million of such amounts on behalf of employees related to all of the private equity funds.

(K) Fund I undistributed and distributed incentive income amounts are presented for the total fund, of which Fortress is entitled to approximately 50%. Distributed incentive income subject to clawback for Fund I is presented with respect to Fortress's portion only.

(dollars in tables in thousands, except share data)

(L) Represents the portion of a fund's NAV or trading level that is eligible to earn incentive income.

(M) Represents, for those fund investors whose NAV is below the performance threshold Fortress needs to obtain before it can earn incentive income from such investors (their "incentive income threshold" or "high water mark"), the amount by which their aggregate incentive income thresholds exceed their aggregate NAVs. The amount by which the NAV of each investor within this category is below their respective incentive income threshold varies and, therefore, Fortress may begin earning incentive income from certain investors before this entire amount is earned back. Fortress earns incentive income whenever the assets of new investors, as well as of investors whose NAV exceeds their incentive income threshold, increase in value.

(N) Represents the percentage which is computed by dividing (i) the aggregate NAV of all investors who are at or above their respective incentive income thresholds, by (ii) the total incentive income eligible NAV of the fund. The amount by which the NAV of each fund investor who is not in this category is below their respective incentive income threshold may vary, and may vary significantly. This percentage represents the performance of only the main fund investments and managed accounts relative to their respective incentive income thresholds. It does not incorporate the impact of unrealized losses on sidepocket investments that can reduce the amount of incentive income earned from certain funds. See footnote (R) below.

(O) Represents the amount of additional incentive income Fortress would earn from the fund if it were liquidated at the end of the period at its NAV. This amount is currently subject to performance contingencies generally until the end of the year or, in the case of sidepocket investments, until such investments are realized. For the Value Recovery Fund managed accounts, Fortress can earn incentive income if aggregate realizations exceed an agreed threshold. Main Fund Investments (Liquidating) pay incentive income only after all capital is returned.

(P) Represents the amount of incentive income Fortress has earned in the current period from the fund which is no longer subject to contingencies.

(Q) The Drawbridge Global Macro SPV (the "SPV"), which was established in February 2009 to liquidate illiquid investments and distribute the proceeds to then existing investors, is not subject to incentive income and is therefore not presented in the table. However, realized gains or losses within the SPV can decrease or increase, respectively, the gain needed to cross the incentive income threshold for investors with a corresponding investment in the main fund. The unrealized gains and losses within the SPV at December 31, 2012, if they were realized, would not materially impact the amounts presented in the table.

(R) Represents investments held in sidepockets (also known as special investment accounts), which generally have investment profiles similar to private equity funds. The performance of these investments may impact Fortress's ability to earn incentive income from main fund investments. For the credit hedge funds and Fortress Partners Funds, realized and unrealized losses from individual sidepockets below original cost may reduce the incentive income earned from main fund investments. For the Macro Funds, only realized losses from individual sidepockets reduce the incentive income earned from main fund investments. Based on current unrealized losses in Macro Fund sidepockets, if all of the Macro Fund sidepockets were liquidated at their NAV at December 31, 2012, the undistributed incentive income from the Macro main fund would decrease by approximately $2.0 million.

(S) Represents investments held in sidepockets for investors with no corresponding investment in the related main fund investments. In the case of the Macro Funds, such investors may have investments in the SPV (see (Q) above).

(T) Includes onshore and offshore funds.

(U) Relates to accounts where investors have provided return of capital notices and are subject to payout as underlying fund investments are realized.

(V) Excludes the Value Recovery Funds which had a NAV of $471.4 million at December 31, 2012. Fortress began managing the third party originated Value Recovery Funds in June 2009 and does not expect to earn any significant incentive income from the fund investments.

Private Equity Funds

The following table presents certain information with respect to Fortress's management agreements with the private equity funds as of December 31, 2012.

Total Original Capital Commitments (A)	Fortress and Affiliates Original Capital Commitments (B)	Carrying Value of Fortress's Investments	Percent of Capital Commitments Drawn	Longest Capital Commitment Period Ends	Longest Fund Termination Date (C)	Annual Management Fee (D)	Incentive Income (E)	Incentive Income Threshold Return (E)
$ 20,708,835	$ 2,140,750	$ 720,817	96.6%	Jan-2016	Jan-2025	1.0% - 1.5%	10% - 25%	0% - 10%

(A) Represents the total amount of capital originally committed by investors to these funds. This capital can be called, or drawn, for new investments during the capital commitment period, generally up to three years for private equity funds. Subsequent to the capital commitment period, it may only be drawn to maintain ongoing business as permitted by the applicable fund agreement.

(B) Affiliate commitments are comprised of the following. Fortress's remaining commitments as of December 31, 2012 are discussed in Note 10.

Employees, Former Employees and BOD Members	Principals	Other Fortress Funds	Total Affiliates	Fortress	Total
$ 234,565	$525,701	$ 637,462	$1,397,728	$743,022	$2,140,750

(C) Including the assumed exercise of all available extensions, which in some cases require the approval of the applicable fund advisory board.

(D) Expressed as a percent. This percent is generally applied to the capital commitment amount during the capital commitment periods and to invested capital (as defined, or NAV on an investment by investment basis, if lower) thereafter. In some funds, management fee rates vary depending on the size of commitments. Affiliate commitments are not charged management fees. For funds formed after March 2006 which are no longer in the capital commitment period, management fees are based on the value of publicly traded investments. The weighted (by AUM) average management fee rate as of December 31, 2012 was approximately 1.2%.

(dollars in tables in thousands, except share data)

(E) Expressed as a percent of the total returns of the funds. The incentive income is subject to: (i) the achievement of a cumulative incentive income threshold return payable to the third party investors in the funds, which is the minimum return these investors must receive in order for incentive income to be paid, and (ii) a contingent repayment or clawback provision which requires amounts previously distributed as incentive income to be returned to each fund if, upon liquidation of such fund, such amounts exceeded the actual amount of incentive income due. Affiliate commitments are not subject to incentive income. The weighted (by AUM) average incentive income rate as of December 31, 2012 was approximately 19.9%, and the weighted average threshold rate was approximately 8.4%.

Pursuant to profit sharing arrangements, certain of Fortress's employees are entitled to a portion of the incentive income received from the private equity funds. As of December 31, 2012, for funds where Fortress is entitled to incentive income and profit sharing has been assigned, this portion was equal to approximately 29.4%, based on a weighted average by total capital commitments.

Fortress manages one of the private equity funds with approximately $0.9 billion of capital commitments ("Fund I") pursuant to certain agreements which provide that Fortress is entitled to 50% of the Fund I incentive income and NIH, a Fortress Fund which is a private equity fund and an equity method investee of Fortress, is entitled to the other 50%.

In February 2009, one of the private equity Fortress Funds issued notes in the amount of $80.0 million. These notes bear interest at 20% per annum, payable at maturity, and mature in January 2014. Fortress subscribed to and received $0.5 million of these notes, which are recorded as part of Fortress's investment in such fund. In December 2010, the fund made a partial redemption of $75.0 million on the notes representing cumulative accrued interest through the redemption date of $32.2 million and a partial repayment of the original principal amount of $42.8 million, resulting in a remaining outstanding balance of $37.2 million. In connection with this redemption, FIG's principal balance was reduced to $0.2 million as of December 31, 2011. During 2012, the fund made redemption payments representing accrued interest through the final redemption date and repayment of all remaining outstanding principal.

In March 2009, one of the private equity Fortress Funds which was formed as a coinvestment fund to invest solely in GAGFAH (XETRA: GFJ), distributed all of its shares in GAGFAH to its investors, including Fortress. As a result, Fortress received 5.7 million shares of GAGFAH. Fortress elected to account for these shares at fair value (Note 4).

In June 2009, one of the private equity Fortress Fund portfolio companies, Eurocastle, issued convertible securities in the amount of €75.0 million ($105.0 million). These securities bear interest at 20% per annum, payable annually (but deferrable), have no stated maturity, and are convertible into common shares of Eurocastle at an initial conversion price of €0.30 per share (subject to adjustment based on the occurrence of certain capital events within Eurocastle, including the payment of dividends). Fortress acquired €1.2 million ($1.6 million) of these securities, which were recorded as part of Fortress's investment in such portfolio company. Fortress elected to account for these securities at fair value (Note 4).

In February 2011, the capital commitment periods of Fund V, Fund V Coinvestment and FECI expired. At such time, the AUM for these funds were reduced in aggregate by approximately $2.0 billion and, beginning in July 2011, these funds generated lower management fees.

In July 2012, Fortress and Fosun Group formed a joint venture, Shanghai Starcastle Senior Living Services Ltd. ("Starcastle"), to develop and operate senior living communities in China, in which Fortress has a 50% ownership interest. Starcastle has received approval from the Shanghai government to operate its first senior living community in China. As of December 31, 2012, Fortress's investment in Starcastle was approximately $1.6 million and was included in the Private Equity Funds segment.

Castles

The Castles are comprised of Newcastle (NYSE: NCT) and Eurocastle (Euronext Amsterdam: ECT). The following table presents certain information with respect to the Castles as of December 31, 2012.

Annual Management Fee (A)	Incentive Income (B)	Incentive Income Threshold Return (B)	Carrying Value of Fortress's Investments
1.5%	25%	8% - 10%	$ 9,042

(A) Expressed as a percent of gross equity, as defined.

(B) The incentive income is earned on a cumulative basis equal to the product of (1) the incentive income percent (shown above) multiplied by (2) the difference by which (i) a specified measure of earnings (as defined) exceeds (ii) the company's gross equity (as defined) multiplied by the incentive income threshold return (shown above). As a result of not meeting the incentive income threshold, the incentive income from the Castles has been discontinued for an indeterminate period of time.

(dollars in tables in thousands, except share data)

The management agreements between Fortress and the Castles provide for initial terms of up to ten years, subject to certain termination rights, and automatic extensions of one to three years, subject to the approval of the independent members of the Castles' boards of directors.

In 2012, Fortress formed a consolidated senior living property management subsidiary and has agreements to manage fifteen senior living properties, including twelve which are owned by Newcastle and three which are owned by third parties. Fortress will receive management fees equal to 6.0% of revenues (as defined in the agreements) for the first two years of the agreements and 7.0% thereafter. In addition, Fortress will receive reimbursement for certain expenses, including all of the compensation expense associated with the 1,021 on-site employees. Upon the acquisition of the first eight properties by Newcastle, which occurred in July 2012, Newcastle reimbursed Fortress for approximately $6.4 million of pre-acquisition expenditures.

Liquid Hedge Funds

The following table presents certain information with respect to the liquid hedge funds, including related managed accounts, as of December 31, 2012.

Assets Under Management (AUM)	Carrying Value of Fortress's Investments	Annual Management Fee (A)	Incentive Income (B)
$ 5,059,678	$ 180,664	1% - 3%	15% - 25%

(A) Expressed as a percent of AUM (as defined). New investors are currently charged a management fee rate of between 1% and 2%. The weighted (by AUM) average management fee rate as of December 31, 2012 was approximately 1.7%.
(B) Expressed as a percent of the total returns of the funds. The incentive income is generally earned on a calendar year (annual) basis. The weighted (by AUM) average incentive income rate as of December 31, 2012 was approximately 20.2%.

Credit Hedge Funds

The following table presents certain information with respect to the credit hedge funds, including related managed accounts, as of December 31, 2012.

	Assets Under Management (AUM)	Carrying Value of Fortress's Investments	Annual Management Fee (A)	Incentive Income (B)
Fortress Originated	$ 5,169,042	$ 58,507	1% - 2%	10% - 20%
Non-Fortress Originated	$ 495,772	$ 2	1%	5%

(A) For Fortress originated AUM, expressed as a percent of AUM (as defined). The weighted (by AUM) average management fee rate as of December 31, 2012 was approximately 1.95%. For non-Fortress originated AUM, management fees are equal to 1% of realized proceeds.
(B) For Fortress originated AUM, expressed as a percent of the total returns of fund and the incentive income is earned on a calendar year (annual) basis. For non-Fortress originated AUM, Fortress may receive limited incentive income if aggregate realizations exceed an agreed threshold.

Credit PE Funds

The following table presents certain information with respect to Fortress's management agreements with the credit PE funds, including related managed accounts, as of December 31, 2012.

Total Original Capital Commitments (A)	Fortress and Affiliates Original Capital Commitments (B)	Carrying Value of Fortress's Investments	Percent of Capital Commitments Drawn	Longest Capital Commitment Period Ends (C)	Longest Fund Termination Date (D)	Annual Management Fee (E)	Incentive Income (F)	Incentive Income Threshold Return (F)
$ 15,140,765	$ 886,469	$ 166,482	52.8%	Nov-2027	Feb-2032	0.75% - 2.25%	10% - 20%	0% - 9%

(A) Represents the total amount of capital originally committed by investors (including credit PE funds) to these funds. This capital can be called, or drawn, for new investments during the capital commitment period, generally up to three years. Subsequent to the capital commitment period, it may only be drawn to maintain ongoing business as permitted by the applicable fund agreement.

(B) Affiliate commitments are comprised of the following. Fortress's remaining commitments as of December 31, 2012 are discussed in Note 10.

(dollars in tables in thousands, except share data)

Employees, Former Employees and BOD Members	Principals	Other Fortress Funds	Total Affiliates	Fortress	Total
$ 94,208	$ 157,371	$ 388,730	$ 640,309	$ 246,160	$ 886,469

(C) Only $0.9 billion of the total capital commitments extend beyond March 2016.

(D) Including the assumed exercise of all available extensions, which in some cases require the approval of the applicable fund advisory board. $5.6 billion of the total commitments extend beyond December 2022.

(E) Expressed as a percent. This percent is generally applied to the capital commitment amount during the capital commitment periods and to invested capital (as defined, or NAV on an investment by investment basis, if lower) thereafter. In some funds, management fee rates vary depending on the size of commitments. Affiliate commitments are not charged management fees. The weighted (by AUM) average management fee rate as of December 31, 2012 was approximately 1.4%.

(F) Expressed as a percent of the total returns of the funds. The incentive income is subject to: (i) the achievement of a cumulative incentive income threshold return payable to the third party investors in the funds, which is the minimum return these investors must receive in order for incentive income to be paid, and (ii) a contingent repayment or clawback provision which requires amounts previously distributed as incentive income to be returned to each fund if, upon liquidation of such fund, such amounts exceeded the actual amount of incentive income due. Affiliate commitments are not subject to incentive income. The weighted (by AUM) incentive income rate as of December 31, 2012 was approximately 19.7% and the weighted average threshold was approximately 7.3%.

Pursuant to profit sharing arrangements, certain of Fortress's employees are entitled to a portion of the incentive income received from the credit PE funds. As of December 31, 2012, for funds where profit sharing has been assigned, this portion was equal to approximately 52.6%, based on a weighted average by total capital commitments.

Traditional Asset Management Business

Logan Circle Partners, L.P. ("Logan Circle") is a fixed income asset manager with approximately $20.7 billion in assets under management as of December 31, 2012, which Fortress acquired in April 2010. The Logan Circle AUM pays an average annual management fee of approximately 0.15%.

Part of the acquisition price was paid with contingent consideration, which was contingent on the growth and performance of Logan Circle's business (but not contingent on the continued employment of any employees). The contingent consideration was payable in cash or Class A shares, at Fortress's option, and had an estimated fair value of approximately $4.0 million at closing. The contingent consideration was measured at fair value with changes in fair value being recorded as a gain (loss). Ultimately, no contingent consideration payment was made.

The assets acquired primarily included goodwill and other intangible assets, which were recorded in Other Assets, and had a basis of $0.2 million as of December 31, 2012. In the third quarter of 2011, Fortress determined that Logan Circle had not met certain growth targets in its business plan and therefore performed an intangible asset impairment test. As a result of this test, $20.1 million of goodwill and other intangible assets was written off through Depreciation and Amortization.

In connection with the acquisition of Logan Circle, Fortress established a compensation plan for former Logan Circle employees who became employees of Fortress (the "Logan Circle Comp Plan" – see Note 8).

4. INVESTMENTS AND FAIR VALUE

Investments consist primarily of investments in equity method investees and options in these investees. The investees are primarily Fortress Funds.

Investments can be summarized as follows:

	December 31, 2012	December 31, 2011
Equity method investees	$ 1,135,329	$ 1,034,721
Equity method investees, held at fair value (A)	76,355	34,530
Total equity method investments	1,211,684	1,069,251
Options in equity method investees	38,077	10,526
Total investments	$ 1,249,761	$ 1,079,777

(A) Includes publicly traded private equity portfolio companies, primarily GAGFAH, as well as the Castles (NCT and ECT).

(dollars in tables in thousands, except share data)

Gains (losses) can be summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
Net realized gains (losses)	$ 1,101	$ (4,122)	$ (207)
Net realized gains (losses) from affiliate investments	(80)	(722)	(890)
Net unrealized gains (losses)	332	3,068	(2,732)
Net unrealized gains (losses) from affiliate investments	47,568	(28,278)	6,826
Total gains (losses)	$ 48,921	$ (30,054)	$ 2,997

These gains (losses) were generated as follows:

	Year Ended December 31,		
	2012	2011	2010
Mark to fair value on publicly traded investments	$ 47,564	$ (31,398)	$ 5,939
Mark to fair value on derivatives	264	2	(3,263)
Mark to fair value on Logan Circle contingent consideration	-	3,122	878
Other	1,093	(1,780)	(557)
Total gains (losses)	$ 48,921	$ (30,054)	$ 2,997

The underlying investments of the Fortress Funds are diversified by issuer, industry and geographic location. They are comprised of both equity and debt investments, as well as derivatives, including investments in affiliated entities. A majority of the investments are in the United States, with investments also in Western Europe and Asia. There are some concentrations, mainly in the private equity funds, in the financial services, transportation, leisure and gaming, real estate (including Florida commercial real estate and German residential real estate) and senior living sectors, including certain individual investments within the funds which are significant to the funds as a whole. Furthermore, the Fortress Funds have concentrations of counterparty risk with respect to derivatives and borrowings.

Since Fortress's investments in the various Fortress Funds are not equal, Fortress's concentrations from a management fee and incentive income perspective (which mirror the funds' investments) and its concentrations from an investment perspective are different. From an investment perspective, Fortress's most significant investment as of December 31, 2012, which comprised approximately 21% of its equity method investments, is in a fund with a single investment which focuses on the U.S. rail transportation and real estate sectors.

Fortress elected to record its investments in and options from Newcastle and Eurocastle, and its investment in GAGFAH, at fair value. Fortress made this election to simplify its accounting for these publicly traded equity securities (and related interests). Fortress accounts for dividends received from these investments as dividend income, a component of Other Revenues.

(dollars in tables in thousands, except share data)

Investments in Equity Method Investees

Fortress holds investments in certain Fortress Funds which are recorded based on the equity method of accounting. Fortress's maximum exposure to loss with respect to these entities is generally equal to its investment plus its basis in any options received from such entities, plus any receivables from such entities as described in Note 7. In addition, unconsolidated affiliates also hold ownership interests in certain of these entities. Summary financial information related to these investments is as follows:

	Fortress's Investment		Fortress's Equity in Net Income (Loss)		
	December 31,		Year Ended December 31,		
	2012	2011	2012	2011	2010
Private equity funds, excluding NIH	$ 720,817	$ 626,515	$ 104,745	$ 21,399	$ 75,366
NIH	1,177	1,251	230	(88)	9
Publicly traded portfolio companies (A) (B)	67,313	29,682	N/A	N/A	N/A
Newcastle (B)	9,002	4,770	N/A	N/A	N/A
Eurocastle (B)	40	78	N/A	N/A	N/A
Total private equity	798,349	662,296	104,975	21,311	75,375
Liquid hedge funds	180,664	204,892	17,505	5,209	23,656
Credit hedge funds	58,507	53,831	11,469	7,528	12,778
Credit PE funds	166,482	141,186	22,176	7,985	1,817
Other	7,682	7,046	405	(98)	2,328
	$ 1,211,684	$ 1,069,251	$ 156,530	$ 41,935	$ 115,954

(A) Represents Fortress's direct investments in the common stock of publicly traded private equity portfolio companies, primarily GAGFAH.
(B) Fortress elected to record these investments at fair value pursuant to the fair value option for financial instruments.

A summary of the changes in Fortress's investments in equity method investees is as follows:

	Year Ended December 31, 2012							
	Private Equity				Credit			
	NIH	Other Funds	Private Equity Portfolio Companies and Castles (A)	Liquid Hedge Funds	Hedge Funds	PE Funds	Other	Total
Investment, beginning	$ 1,251	$ 626,515	$ 34,530	$ 204,892	$ 53,831	$ 141,186	$ 7,046	$ 1,069,251
Earnings from equity method investees	230	104,745	N/A	17,505	11,469	22,176	405	156,530
Other comprehensive income from equity method investees	-	-	N/A	-	-	(1,091)	-	(1,091)
Contributions to equity method investees (B)	-	6,545	337	27,837	79,430	46,898	245	161,292
Distributions of earnings from equity method investees	-	(16,646)	N/A	(7,847)	(14,200)	(21,081)	(11)	(59,785)
Distributions of capital from equity method investees (B)	(304)	(2,294)	N/A	(61,723)	(72,023)	(19,781)	(3)	(156,128)
Total distributions from equity method investees	(304)	(18,940)	N/A	(69,570)	(86,223)	(40,862)	(14)	(215,913)
Mark to fair value - during period (C)	N/A	-	40,410	N/A	N/A	N/A	N/A	40,410
Translation adjustment	-	-	1,078	-	-	(1,807)	-	(729)
Dispositions	-	-	-	-	-	(18)	-	(18)
Reclassification to Due to Affiliates (D)	-	1,952	-	-	-	-	-	1,952
Investment, ending	$ 1,177	$ 720,817	$ 76,355	$ 180,664	$ 58,507	$ 166,482	$ 7,682	$ 1,211,684
Ending balance of undistributed earnings	$ -	$ 42,594	N/A	$ 9,393	$ 2,109	$ 6,926	$ 2,237	$ 63,259

(A) Fortress elected to record these investments at fair value pursuant to the fair value option for financial instruments.
(B) The amounts presented above can be reconciled to the amounts presented on the statement of cash flows as follows:

(dollars in tables in thousands, except share data)

	Year Ended December 31,			
	2012		2011	
	Contributions	Distributions of Capital	Contributions	Distributions of Capital
Per Consolidated Statements of Cash Flows	$ 63,798	$ 140,712	$ 82,610	$ 180,855
Investments of receivable amounts into Fortress Funds	80,523	-	143,862	-
Change in distributions payable out of Fortress Funds	-	(1,853)	-	-
Net funded*	16,554	16,554	14,072	14,072
Deconsolidation of credit PE fund	-	-	-	(10,665)
Other	417	715	256	2,147
Per Above	$ 161,292	$ 156,128	$ 240,800	$ 186,409

* In some instances, a private equity style fund may need to simultaneously make both a capital call (for new investments or expenses) and a capital distribution (related to realizations from existing investments). This results in a net funding.

(C) Recorded to Gains (Losses).
(D) Represents a portion of the general partner liability discussed in Note 10.

The ownership percentages presented in the following tables are reflective of the ownership interests held as of the end of the respective periods. For tables which include more than one Fortress Fund, the ownership percentages are based on a weighted average by total equity of the funds as of period end. NIH, the Castles, GAGFAH and Other are not presented as they are insignificant to Fortress's investments.

	Private Equity Funds excluding NIH		
	December 31, (or Year then Ended)		
	2012	2011	2010
Assets	$ 15,944,821	$ 13,296,783	
Debt	-	(45,291)	
Other liabilities	(143,951)	(263,858)	
Equity	$ 15,800,870	$ 12,987,634	
Fortress's Investment	$ 720,817	$ 626,515	
Ownership (A)	4.6%	4.8%	
Revenues and gains (losses) on investments	$ 3,386,060	$ 1,144,271	$ 1,853,285
Expenses	(188,690)	(251,806)	(233,797)
Net Income (Loss)	$ 3,197,370	$ 892,465	$ 1,619,488
Fortress's equity in net income (loss)	$ 104,745	$ 21,399	$ 75,366

(A) Excludes ownership interests held by other Fortress Funds, the Principals, employees and other affiliates.

(dollars in tables in thousands, except share data)

	Liquid Hedge Funds			*Credit Hedge Funds*		
	December 31, (or Year then Ended)					
	2012	2011	2010	2012	2011	2010
Assets	$ 9,293,405	$ 8,211,051		$ 9,431,681	$ 8,654,158	
Debt	-	-		(3,329,686)	(2,910,711)	
Other liabilities	(4,682,311)	(3,134,491)		(447,127)	(291,850)	
Non-controlling interest	-	-		(4,289)	(9,794)	
Equity	$ 4,611,094	$ 5,076,560		$ 5,650,579	$ 5,441,803	
Fortress's Investment	$ 180,664	$ 204,892		$ 58,507	$ 53,831	
Ownership (A)	3.9%	4.0%		1.0%	1.0%	
Revenues and gains (losses) on investments	$ 579,050	$ (178,564)	$ 801,493	$ 1,244,449	$ 835,054	$ 1,408,290
Expenses	(130,466)	(207,229)	(167,380)	(271,565)	(267,202)	(273,688)
Net Income (Loss)	$ 448,584	$ (385,793)	$ 634,113	$ 972,884	$ 567,852	$ 1,134,602
Fortress's equity in net income (loss)	$ 17,505	$ 5,209	$ 23,656	$ 11,469	$ 7,528	$ 12,778

	Credit PE Funds (B) (C)		
	December 31, (or Year then Ended)		
	2012	2011	2010
Assets	$ 9,536,328	$ 7,949,091	
Debt	(75,413)	(57,602)	
Other liabilities	(314,329)	(410,125)	
Non-controlling interest	(14,228)	(9,182)	
Equity	$ 9,132,358	$ 7,472,182	
Fortress's Investment	$ 166,482	$ 141,186	
Ownership (A)	1.8%	1.9%	
Revenues and gains (losses) on investments	$ 2,011,139	$ 739,681	$ 1,310,038
Expenses	(312,549)	(245,947)	(290,818)
Net Income (Loss)	$ 1,698,590	$ 493,734	$ 1,019,220
Fortress's equity in net income (loss)	$ 22,176	$ 7,985	$ 1,817

(A) Excludes ownership interests held by other Fortress Funds, the Principals, employees and other affiliates.

(B) Includes one entity which is recorded on a one quarter lag (i.e. the balances reflected for this entity are for the periods ended September 30, 2012, 2011 and 2010, respectively) and several entities which are recorded on a one month lag. They are recorded on a lag because they are foreign entities and do not provide financial reports under U.S. GAAP within the reporting timeframe necessary for U.S. public entities.

(C) Includes certain entities in which Fortress has both a direct and an indirect investment.

Investments in Variable Interest Entities

Fortress is not considered the primary beneficiary of, and, therefore, does not consolidate, any of the variable interest entities in which it holds an interest, except as described below. No reconsideration events occurred during the years ended December 31, 2012, 2011 or 2010 which caused a change in Fortress's accounting, except as described below.

All of the VIEs are Fortress Funds, or related entities, which are privately held investment vehicles whose purpose and activities are further described in Note 1, based on the business segment in which they operate. Fortress sponsored the formation of and manages primarily all of these VIEs and, in most cases, has a principal investment therein as described in Note 1.

The following table sets forth certain information regarding VIEs in which Fortress holds a variable interest as of December 31, 2012. The amounts presented below are included in, and not in addition to, the equity method investment tables above.

(dollars in tables in thousands, except share data)

	Fortress is not Primary Beneficiary						
	December 31, 2012			December 31, 2011			
Business Segment	Gross Assets	Financial Obligations (A)	Fortress Investment (B)	Gross Assets	Financial Obligations (A)	Fortress Investment (B)	Notes
Private Equity Funds	$ 9,087	$ -	$ 1,176	$ 12,871	$ -	$ 1,251	(C) (D)
Castles	7,421,269	5,798,143	56,294	7,374,735	6,568,462	22,384	(C) (D)
Liquid Hedge Funds	4,905,876	2,271,914	27,817	4,208,343	547,044	10,771	(C) (D)
Credit Hedge Funds	1,771,900	365,135	46,193	1,594,736	364,791	35,476	(C) (D)
Credit PE Funds	1,536,067	418,208	4,483	732,419	89,334	5,108	(C) (D)

(A) Represents financial obligations at the fund level, which are not recourse to Fortress. Financial obligations include financial borrowings, derivative liabilities and short securities. In many cases, these funds have additional debt within unconsolidated subsidiaries. Of the financial obligations represented herein as of December 31, 2012, $5,349.2 million, $257.0 million, and $418.2 million represent financial borrowings which have weighted average maturities of 2.4, 4.0, and 1.7 years for the Castles, credit hedge funds, and credit PE funds, respectively. Of the financial obligations represented herein as of December 31, 2011, $6,027.2 million, $302.4 million, and $89.3 million represent financial borrowings which have weighted average maturities of 2.8, 4.6, and 3.7 years for the Castles, credit hedge funds, and credit PE funds, respectively.

(B) Represents Fortress's maximum exposure to loss with respect to these entities, which includes direct and indirect investments in these funds, plus any receivables due from these funds. In addition to the table above, Fortress is exposed to potential changes in cash flow and revenues attributable to the management fee and/or incentive income Fortress earns from those entities.

(C) Fortress is not the primary beneficiary of the Castles and NIH because it does not absorb a majority of their expected income or loss based on a quantitative analysis. Of the remaining entities represented herein, which primarily represent investing vehicles, intermediate entities and master funds, Fortress is not the primary beneficiary because the related funds, intermediate entities and feeder funds (which are not consolidated) are more closely associated with these entities than Fortress based on both a quantitative and qualitative analysis. The investing vehicles, intermediate entities and master funds were formed for the sole purpose of acting as investment vehicles for the related funds.

(D) As of December 31, 2012, Fortress's investment includes $4.7 million, less than $0.1 million, $0.2 million, and $0.1 million of management fees receivable from the Castles, liquid hedge funds, credit hedge funds, and credit PE funds, respectively, as well as $24.4 million and $43.6 million in incentive income receivable from the liquid hedge funds and credit hedge funds, respectively. As of December 31, 2012, Fortress's investment also includes $3.6 million, $2.7 million, $0.9 million and less than $0.1 million of expense reimbursements and other receivables from the Castles, liquid hedge funds, credit hedge funds and credit PE funds, respectively. As of December 31, 2011, Fortress's investment includes $4.0 million, $0.2 million, $14.1 million, and $0.1 million of management fees receivable from the Castles, liquid hedge funds, credit hedge funds, and credit PE funds, respectively, as well as $19.2 million in incentive income receivable from the credit hedge funds. As of December 31, 2011, Fortress's investment also includes $3.0 million, $3.0 million, $0.9 million and $0.1 million of expense reimbursements and other receivables from the Castles, liquid hedge funds, credit hedge funds and credit PE funds, respectively. In addition, Fortress has remaining capital commitments to certain credit PE funds which are VIEs which aggregated less than $0.1 million at December 31, 2012.

In March 2010, Fortress determined that a reconsideration event had occurred with respect to an operating subsidiary ("FCF") of one of its private equity funds. FCF provides operating services to all of Fortress's private equity funds and is reimbursed for related costs by the private equity funds based on a contractual formula. Therefore, FCF by design does not produce net income or have equity. As a result of this reconsideration event, FCF was deemed to be a VIE and Fortress, as a result of directing the operations of FCF through its management contracts with the private equity funds, and providing financial support to FCF beginning in March 2010, was deemed to be its primary beneficiary. Therefore, Fortress consolidated FCF beginning in March 2010, which resulted in a gross up of reimbursement revenues, compensation and miscellaneous expenses, receivables, and payables, but had no impact on Fortress's net income or equity. As of December 31, 2012, FCF's gross assets were approximately $32.6 million, primarily comprised of affiliate receivables. Fortress's exposure to loss from FCF is limited to its outstanding advances, which were approximately $16.6 million at December 31, 2012, plus any future advances. Subsequent to Fortress's consolidation of FCF, these advances are eliminated in consolidation. FCF's creditors do not have recourse to Fortress's other assets and FCF's assets are not available to other creditors of Fortress.

In March 2011, Fortress launched a liquid hedge fund and a related onshore feeder fund, which is a VIE. The onshore feeder fund invests substantially all of its equity directly into the liquid hedge fund. Based on a quantitative and qualitative analysis, management determined that Fortress was originally the entity that was most closely associated with the onshore feeder fund. Therefore, Fortress was the onshore feeder fund's primary beneficiary and consolidated it. On July 1, 2011, additional investors made cash contributions to the onshore feeder fund causing Fortress to reconsider whether Fortress remained the entity that was most closely associated with the onshore feeder fund. Based on a qualitative and quantitative analysis, management has determined that Fortress ceased to be the entity most closely associated with the onshore feeder fund. Therefore, Fortress derecognized the onshore feeder fund's gross assets and non-controlling interests therein and recognized a corresponding equity investment representing Fortress's proportionate share of the onshore feeder fund. Fortress did not recognize any gain or loss as the result of its deconsolidation of the onshore feeder fund, but Fortress has begun to recognize management fees and incentive income, if any, earned from the onshore feeder fund in its consolidated statement of operations.

(dollars in tables in thousands, except share data)

In June 2011, Fortress launched a credit PE fund, which is a VIE. Based on a quantitative and qualitative analysis, management has determined that Fortress was originally the entity that was most closely associated with the fund. Therefore, Fortress was the fund's primary beneficiary and consolidated it. In September 2011, additional investors made cash contributions to this fund causing Fortress to reconsider whether Fortress remained the entity that is most closely associated with this fund. Based on a qualitative and quantitative analysis, management determined that Fortress ceased to be the entity most closely associated with this fund. Therefore, Fortress derecognized this fund's gross assets and non-controlling interests therein and recognized a corresponding equity investment representing Fortress's proportionate share of this fund. Fortress didn't recognize any gain or loss as the result of its deconsolidation of this fund, but Fortress has begun to recognize management fees and incentive income, if any, earned from this fund.

Fair Value of Financial Instruments

The following table presents information regarding Fortress's financial instruments which are recorded at fair value. Investments denominated in foreign currencies have been translated at the period end exchange rate. Changes in fair value are recorded in Gains (Losses).

	Fair Value		
	December 31,		
	2012	2011	Valuation Method
Assets (within Investments)			
Newcastle and Eurocastle common shares	$ 9,042	$ 4,848	Level 1 - Quoted prices in active markets for identical assets
Common stock of publicly traded private equity portfolio companies, primarily GAGFAH	$ 67,313	$ 29,682	Level 1 - Quoted prices in active markets for identical assets
Eurocastle convertible debt (A)	$ -	$ -	Level 3 - Option valuation models, adjusted for non-option characteristics
Total equity method investments carried at fair value	$ 76,355	$ 34,530	
Newcastle and Eurocastle options (B)	$ 38,077	$ 10,526	Level 2 - Option valuation models using significant observable inputs
Assets (within Other Assets)			
Derivatives	$ 1,101	$ 1,236	Level 2 - See below
Liabilites (within Accrued Compensation and Benefits)			
Options in affiliates granted to employees	$ (10,120)	$ -	Level 2 - Option valuation models using significant observable inputs

(A) The debt bears interest at 20% per annum and is perpetual, but Eurocastle may redeem the securities at a premium of 20%. As of December 31, 2012, it has a face amount of €1.2 million ($1.6 million) and was convertible into Eurocastle common shares at €0.30 per share. The fair value was determined using the market value approach.

(B) All of the outstanding options are out of the money (that is, their strike price is above the December 31, 2012 market price per share of $8.68 per share for Newcastle and €0.03 per share for Eurocastle) except for the following Newcastle options:

Grant Date	Number of Options	Strike Price
March 29, 2011	1,676,833	$ 6.00
September 27, 2011	2,539,833	$ 4.55
April 3, 2012	1,897,500	$ 6.22
May 21, 2012	2,300,000	$ 6.71
July 31, 2012	2,530,000	$ 6.70

The assumptions used in valuing the options at December 31, 2012 were:

	Risk-Free Rate	Dividend Yield	Volatility
Newcastle	0.30% - 1.79%	8.29% - 9.98%	29.80% - 56.80%
Eurocastle	0.32% - 0.37%	0.00% - 0.00%	145.96% - 167.35%

(dollars in tables in thousands, except share data)

Fortress's investments in instruments measured at fair value using Level 3 inputs changed as follows (any transfers are assumed to occur at the beginning of a quarter):

	Asset	Liabilities
Balance at December 31, 2010	$ 1,834	$ (3,122)
Total gains (losses) included in net income (including foreign currency translation)	(1,834)	3,122
Balance at December 31, 2011	$ -	$ -
Total gains (losses) included in net income (including foreign currency translation)	-	-
Balance at December 31, 2012	$ -	$ -

The following table summarizes Newcastle's common stock offerings and options granted to Fortress during the years 2010-2012.

Month	Shares Issued (millions)	Option Strike Price	Number of Options Granted to Fortress	Fair Value of Options at Grant Date
March 2011	17.3	$6.00	1,725,000	$7,021
September 2011	25.9	$4.55	2,587,500	$5,594
April 2012	19.0	$6.22	1,897,500	$5,608
May 2012	23.0	$6.71	2,300,000	$7,618
July 2012	25.3	$6.70	2,530,000	$8,298

Derivatives

Fortress is exposed to certain risks relating to its ongoing business operations. The primary risk managed by Fortress using derivative instruments is foreign currency risk. Fortress enters into foreign exchange forward contracts and options to economically hedge the risk of fluctuations in foreign exchange rates with respect to certain foreign currency denominated assets and expected revenues. Gains and losses on these contracts are reported currently in Gains (Losses).

Fortress's derivative instruments are carried at fair value and are generally valued using models with observable market inputs that can be verified and which do not involve significant judgment. The significant observable inputs used in determining the fair value of our Level 2 derivative contracts are contractual cash flows and market based parameters such as foreign exchange rates.

(dollars in tables in thousands, except share data)

Fortress's derivatives (not designated as hedges) are recorded as follows:

	Balance Sheet Location (A)	Fair Value December 31, 2012	Notional Amount December 31, 2012	Gains/(Losses) Year Ended December 31, 2012 (B)	Maturity Date
Foreign exchange option contract	Other Assets	$24	€ 20,000	($871)	Feb-13
Foreign exchange option contract	Other Assets	($4)	€ 20,000	$566	Feb-13
Foreign exchange option contract	Other Assets	$534	¥ 877,506	$182	Dec-13
Foreign exchange option contract	Other Assets	($200)	¥ 877,506	$189	Dec-13
Foreign exchange option contract	Other Assets	$1,843	¥ 2,403,500	$448	Dec-14
Foreign exchange option contract	Other Assets	($1,096)	¥ 2,403,500	$575	Dec-14

(A) Fortress has a master netting agreement with its counterparty.

(B) Reflects gains (losses) related to contracts existing at period end. Total net foreign exchange derivative gains (losses) were $0.3 million, $0.0 million, and ($3.3) million in 2012, 2011 and 2010 respectively.

The counterparty on the outstanding derivatives is Citibank N.A.

(dollars in tables in thousands, except share data)

5. DEBT OBLIGATIONS

In October 2012, a realization event occurred with respect to a private equity portfolio company. As a result of this event, Fortress received an aggregate of $182.2 million, comprised of the payment of deferred fees and expenses of $149.8 million, the repayment of advances of $15.8 million, and $16.6 million of distributions related to our principal investments in the relevant funds. Fortress repaid its term loan under the credit agreement that it entered into in October 2010 (the "2010 Credit Agreement") in full with these proceeds. In connection with this repayment, $1.4 million of deferred financing costs were written off and a prepayment fee of $1.8 million was paid.

The following table presents summarized information regarding Fortress's debt obligations:

Debt Obligation	Face Amount and Carrying Value December 31, 2012	Face Amount and Carrying Value December 31, 2011	Contractual Interest Rate	Final Stated Maturity	December 31, 2012 Amount Available for Draws
2010 Credit agreement (A)					
Revolving debt (B)	$ -	$ -	LIBOR + 4.00% (C)	Oct-13	$ 57,094
Term loan	-	261,250	N/A	Repaid	N/A
Total	$ -	$ 261,250			$ 57,094

(A) Collateralized by substantially all of Fortress Operating Group's assets including Fortress Operating Group's rights to fees from the Fortress Funds and its equity interests therein.

(B) The $60.0 million revolving credit facility under the 2010 Credit Agreement included a $25.0 million letter of credit subfacility of which $2.9 million was utilized.

(C) With a minimum LIBOR rate of 1.75% and subject to unused commitment fees of 0.625% per annum.

During the three year period ended December 31, 2012, Fortress modified or refinanced its credit facilities. Rates on Fortress's prior credit facilities were as follows:

Period	Interest Rate	Unused Commitment Fees	Upfront Fees and Expenses Paid
Mar 2009-Sep 2010	LIBOR+2.50%	0.500%	$4.2 million
Oct 2010-Dec 2012	LIBOR+4.00%	0.625%	$5.1 million

In connection with the repayments of prior credit facilities, deferred loan costs of $0.6 million and $4.0 million were written off to interest expense in April 2012 and October 2010, respectively.

In February 2013, Fortress terminated its existing $60.0 million revolving credit facility and entered into a new $150.0 million revolving credit facility with a $15.0 million letter of credit subfacility (Note 12).

Covenants

The events of default under the 2010 Credit Agreement were typical of such agreements and included payment defaults, failure to comply with credit agreement covenants, cross-defaults to material indebtedness, bankruptcy and insolvency, change of control, and adverse events (as defined in the 2010 Credit Agreement) with respect to Fortress's material funds.

The 2010 Credit Agreement included customary covenants. Fortress was in compliance with all of these covenants as of December 31, 2012. Among other things, Fortress was prohibited from incurring additional unsubordinated indebtedness or further encumbering its assets, subject to certain exceptions. In addition, Fortress Operating Group must not:

- Permit AUM (as defined as Management Fee Earning Assets in the 2010 Credit Agreement) to be less than $25.0 billion as of the end of any calendar month;
- Permit the Consolidated Leverage Ratio (a measure of Adjusted Net Funded Indebtedness compared to EBITDA, each such term as defined in the 2010 Credit Agreement) to be greater than 2.75 to 1.0 as of the end of any fiscal quarter for the four quarter period ending on such date;
- Permit the Minimum Investment Assets Ratio (a measure of investments compared to outstanding debt, as defined in the 2010 Credit Agreement), as of the end of any fiscal quarter, to be less than 2.00 to 1.0 through December 31, 2012 or less than 2.25 to 1.0 thereafter; or
- Permit the Consolidated Fixed Charge Coverage Ratio (a measure of EBITDA after permitted tax distributions compared to required debt payments, or fixed changes, as defined in the 2010 Credit Agreement) to be: (i) if Net Funded Indebtedness (a measure of outstanding debt, as defined in the 2010 Credit Agreement) is greater than $300.0 million, less than or equal to 2.25 to 1.0, (ii) if Net Funded Indebtedness is greater than $250.0 million but less than or equal to $300.0 million, less than or equal to 2.00 to 1.0 or (iii) if Net Funded Indebtedness is less than $250.0 million, less than or equal to 1.75 to 1.0, as of the end of any fiscal quarter for the four quarter period ending on such date.

The following table sets forth the financial covenant requirements under the 2010 Credit Agreement as of December 31, 2012.

	(dollars in millions)		
	Requirement	Actual	Notes
AUM, as defined	≥ $25,000	$ 39,569	(A)
Consolidated Leverage Ratio	≤ 2.75	0.36	(B)
Minimum Investment Assets Ratio	≥ 2.00	7.73	(C)
Consolidated Fixed Charge Coverage Ratio	≥ 1.75	12.37	(B)

(A) Impacted by capital raised in funds, redemptions from funds, and valuations of fund investments. The AUM presented here is based on the definition of Management Fee Earning Assets in the 2010 Credit Agreement.

(B) Impacted by EBITDA, as defined, which is generally impacted by the same factors as distributable earnings, except EBITDA is not impacted by changes in clawback reserves or gains and losses, including impairment, on investments.

(C) Impacted by capital investments in funds and the valuation of such funds' investments.

Furthermore, under the terms of the 2010 Credit Agreement, Fortress was required to provide annual audit opinions with respect to each of its "Material Fortress Funds," as defined, which do not include an emphasis expressing concern over such respective fund's ability to continue as a going concern for a period of one year (commonly referred to as a "going concern opinion"). As of now, Fortress has not yet received the audit opinions for all of its material funds for the fiscal year ended December 31, 2012. However, Fortress does not anticipate that it will receive a going concern opinion for any of its material funds.

Promissory Note

In connection with the purchase of certain equity instruments from a former Principal (Note 9) for an aggregate of $179.5 million, Fortress issued a $149.5 million promissory note to the Principal, which bears interest at 5% and matures based on the following schedule: $40.0 million in March 2013, $20.0 million in June 2013, $30.0 million in September 2013 and $59.5 million in February 2014. Simultaneously, Fortress entered into a waiver and an amendment of the 2010 Credit Agreement which, among other things, changes the definition of the Consolidated Fixed Charge Coverage Ratio to exclude payments related to the purchase and promissory note.

(dollars in tables in thousands, except share data)

Intercompany Debt

As a result of Fortress's initial public offering and related transactions, secondary public offerings, and other transactions, FIG Asset Co. LLC lent aggregate excess proceeds of approximately $371.1 million to FIG Corp. pursuant to a demand note. As of December 31, 2012, the outstanding balance was approximately $285.0 million, including unpaid interest. In addition, as of December 31, 2012, the Registrant owed Fortress Operating Group $16.6 million, which has subsequently been repaid. This intercompany debt is eliminated in consolidation.

6. INCOME TAXES AND TAX RELATED PAYMENTS

Fortress was established as a publicly traded partnership and also established a wholly owned corporate subsidiary. Accordingly, a substantial portion of Fortress's income earned by the corporate subsidiary is subject to U.S. federal and state income taxation, taxed at prevailing rates. The remainder of Fortress's income is allocated directly to its shareholders and is not subject to a corporate level of taxation.

In years prior to 2012, Fortress recorded, for financial reporting purposes, compensation expense arising from the Principals' forfeiture agreement (Note 8), which expired in December 2011. However, this compensation expense was not deductible for income tax purposes.

Fortress recognizes compensation expense from the issuance of RSUs and RPUs (Note 8) over their vesting period. Consequently, Fortress records an estimated income tax benefit associated with RSUs and RPUs. However, Fortress is not entitled to an actual deduction on its income tax returns until a later date when the compensation is considered taxable to the employee. The actual income tax deduction can vary significantly from the amount recorded as an income tax benefit in earlier periods and is based on the value of the stock at the date the compensation is taxable to the employee.

At each tax deduction date, Fortress is required to compare the amount of the actual income tax benefit to the estimated amount recognized earlier. If the actual tax benefit is less than that estimated, which will occur if the price of the stock has declined during the vesting period, Fortress has a "tax shortfall." The tax shortfall must be charged to income tax expense to the extent Fortress does not have prior excess tax benefits (i.e., prior actual tax benefits associated with RSUs and RPUs that were greater than the estimated benefits).

Based on the value of the RSUs and RPUs which vested during the years ended December 31, 2012, 2011 and 2010, Fortress has estimated tax shortfalls of $32.1 million, $26.9 million and $18.5 million, respectively, which have been charged to income tax expense during these periods.

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2012	2011	2010
Current			
Federal income tax expense (benefit)	$ (223)	$ (1,880)	$ 4,011
Foreign income tax expense (benefit)	9,550	12,577	5,535
State and local income tax expense (benefit)	639	716	2,270
	9,966	11,413	11,816
Deferred			
Federal income tax expense (benefit) (A)	27,559	15,070	(12,559)
Foreign income tax expense (benefit)	1,718	(1,068)	165
State and local income tax expense (benefit) (A)	165	10,620	55,509
	29,442	24,622	43,115
Total expense (benefit)	$ 39,408	$ 36,035	$ 54,931

(A) In the fourth quarter of 2010, Fortress formed a broker-dealer subsidiary, and thus changed its structure. This resulted in a decrease to Fortress's deferred tax asset. The increase in Fortress's tax expense in 2010 primarily results from the decrease in the deferred tax asset. In addition, the decrease in the deferred tax asset, along with other miscellaneous tax rate changes, caused a reduction in the tax receivable agreement liability of $22.0 million.

For the years ending December 31, 2012, 2011 and 2010, deferred income tax (provisions) benefits of $0.2 million, $0.3 million and $0.7 million were credited (debited) to other comprehensive income, primarily related to the equity method investees. Current income tax benefits of $0.6 million, $0.7 million and $0.3 million were credited to paid-in capital in those years, respectively, related to (i) dividend equivalent payments on RSUs (Note 9), as applicable, and (ii) distributions to Fortress Operating Group restricted partnership unit holders (Note 9), which are currently deductible for income tax purposes.

Fortress established deferred tax assets in connection with its initial public offering and related transactions in 2007, as well as in connection with its public offering of shares in 2009. These transactions resulted in increases of the tax basis of the assets owned by Fortress Operating Group. Fortress established these deferred tax assets for the expected tax benefits associated with the difference between the financial reporting basis of net assets and the tax basis of net assets. The establishment of the deferred tax assets increased additional paid in capital. These deferred tax assets reflect the tax impact of payments expected to be made under the tax receivable agreement (described below), which further increase Fortress's deferred tax benefits and the estimated payments due under the tax receivable agreement.

FIG Corp increased its ownership in the underlying Fortress Operating Group entities during 2012, 2011 and 2010 through (i) the exchanges by the Principals and one senior employee of Fortress Operating Group units and Class B shares for Class A shares (as described in Note 9), (ii) the delivery of vested RSUs and RPUs (Note 8), and (iii) the repurchase of Fortress Operating Group units and Class B shares from a former Principal (Note 9). As a result of this increased ownership, the deferred tax asset was increased by $16.0 million, $5.7 million and $16.0 million with offsetting increases of $0.8 million, $1.1 million and $6.2 million to the valuation allowance (described below), in 2012, 2011 and 2010, respectively. In addition, the deferred tax asset was increased by $11.7 million, $5.6 million and $8.2 million related to a step-up in tax basis due to the share exchanges which will result in additional tax deductions, with offsetting increases in the valuation allowance of $1.0 million, $1.1 million and $0.6 million, while the liability for the tax receivable agreement was increased by less than $0.1 million, $0.0 million and $5.7 million to represent 85% of the expected cash tax savings resulting from the increase in tax basis deductions, in 2012, 2011 and 2010 respectively. The establishment of these net deferred tax assets, net of the change in the tax receivable agreement liability, also increased additional paid in capital.

The realization of the deferred tax assets is dependent on the amount of Fortress's future taxable income before deductions related to the establishment of the deferred tax asset. The deferred tax asset is comprised of a portion that would be realized in connection with future ordinary income and a portion that would be realized in connection with future capital gains.

Fortress projects that it will have sufficient future taxable ordinary income in the normal course of business without any projected significant change in circumstances to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income. Such projections do not include material changes in AUM or incentive income from the current levels. However, the projections do contain an estimated marginal growth assumption. Based on Fortress's historical and projected taxable income, management has concluded that the realization of the portion of the deferred tax asset that would be realized in connection with future taxable ordinary income is more likely than not. If Fortress's estimates change in the future and it is determined that it is more likely than not that some portion, or all, of this portion of the deferred tax asset will not be realized, a valuation allowance would be recorded for that portion. However, in most cases, any tax expense recorded in connection with the establishment of a valuation allowance or the reversal of a deferred tax asset would be partially offset by other income recorded in connection with a corresponding reduction of a portion of the tax receivable agreement liability (see below). The following table sets forth Fortress's federal taxable income for historical periods (2012 is estimated) before deductions relating to the establishment of the deferred tax assets, other than deferred tax assets arising from equity-based compensation, as well as the average ordinary income needed over the approximate period of the deductibility (approximately 15 years from the date of establishment, based on the amortization period of the tax basis intangible assets recorded) in order to fully realize the portion of the deferred tax asset that would be realized in connection with future ordinary income (in millions):

2008	$	48.0
2009	$	24.8
2010	$	77.6
2011	$	53.5
2012: Estimated	$	68.1
2013 - 2015: Average Required	$	63.1
2016 - 2021: Average Required	$	82.3

(dollars in tables in thousands, except share data)

Fortress has made an assessment of the realizability of the portion of the deferred tax asset that would only be realized in connection with future capital gains. Fortress has established a full valuation allowance for this portion of the deferred tax asset as management does not believe that the projected generation of material taxable capital gains is sufficiently assured in the foreseeable future. The establishment of the valuation allowance resulted in a reduction of the obligations associated with the tax receivable agreement and a corresponding reduction of the deferred tax asset. Fortress recorded other income in connection with the adjustments to the tax receivable agreement liability.

The tax effects of temporary differences have resulted in deferred income tax assets and liabilities as follows:

	December 31,	
	2012	2011
Deferred tax assets		
Pre-IPO equity transaction - tax basis adjustment		
Tax basis goodwill and other intangible assets	$ 259,038	$ 277,121
Other assets	28,156	32,941
Principals' (and one senior employee's) exchanges - tax basis adjustment		
Tax basis goodwill and other intangible assets	23,688	15,314
Other assets	1,034	1,920
Public offering basis difference	15,007	14,941
Compensation and benefits	55,508	58,506
Options in affiliates	7,172	6,019
Partnership basis differences	74,856	67,922
Other	20,701	17,357
Total deferred tax assets	485,160	492,041
Valuation allowance	(83,025)	(91,845)
Net deferred tax assets	$ 402,135	$ 400,196
Deferred tax liabilities (A)		
Total deferred tax liabilities	$ 5,815	$ 199

(A) Included in Other Liabilities

The following table summarizes the change in the deferred tax asset valuation allowance:

Valuation Allowance at December 31, 2010	$ 96,211
Change due to FIG Corp ownership increase	2,200
Net decreases (A)	(6,566)
Valuation Allowance at December 31, 2011	$ 91,845
Change due to FIG Corp ownership increase	1,798
Net decreases (A)	(10,618)
Valuation Allowance at December 31, 2012	$ 83,025

(A) Primarily related to a change in the portion of the deferred tax asset that would be realized in connection with future capital gains.

(dollars in tables in thousands, except share data)

Fortress's effective income tax expense rate is impacted by a variety of factors including, but not limited to, changes in the mix of businesses producing income or loss, which may be subject to tax at different rates, and related changes to Fortress's structure, as well as changes in the deferred tax asset which, in turn, may result from a variety of factors. A reconciliation of the U.S. federal statutory income tax expense rate to Fortress's effective income tax expense rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Statutory U.S. federal income tax rate	35.00%	(35.00)%	(35.00)%
(Income) loss passed through to stockholders	(25.66)%	(3.60)%	(10.07)%
Compensation (A)	0.00%	35.43%	51.20%
State and local income taxes	3.52%	2.63%	3.93%
Tax receivable agreement liability adjustment	2.64%	(0.27)%	(3.36)%
Foreign taxes	7.03%	2.25%	1.12%
Deferred tax asset write-off	24.29%	5.98%	6.79%
Valuation allowance	(9.02)%	(1.66)%	(3.43)%
Change in deferred tax asset primarily resulting from the formation of a broker-dealer subsidiary	(2.06)%	0.25%	14.77%
Other	(2.26)%	3.10%	(2.04)%
Effective income tax rate	33.48%	9.11%	23.91%

(A) Related to LTIP and STIP expenses (Note 8) and Principals Agreement expenses (Note 8), both of which are not tax deductable and represent a significant permanent tax/GAAP difference.

Tax Receivable Agreement

The Principals have the right to exchange each of their Fortress Operating Group units for one Class A share. Certain Fortress Operating Group entities have made an election under Section 754 of the Internal Revenue Code, as amended, which may result in an adjustment to the tax basis of the assets owned by Fortress Operating Group at the time of an exchange. The exchanges may result in increases in tax deductions and tax basis that would reduce the amount of tax that the corporate taxpayers (i.e. FIG Corp., a wholly-owned Fortress subsidiary) would otherwise be required to pay in the future. Additionally, the further acquisition of Fortress Operating Group units from the Principals also may result in increases in tax deductions and tax basis that would reduce the amount of tax that the corporate taxpayers would otherwise be required to pay in the future.

The corporate taxpayers entered into a tax receivable agreement with each of the Principals that provides for the payment to an exchanging or selling Principal of 85% of the amount of cash savings, if any, in U.S. federal, state, local and foreign income tax that the corporate taxpayers actually realize (or are deemed to realize in the case of an early termination payment by the corporate taxpayers or a change of control, as defined) as a result of these increases in tax basis. Such payments are expected to occur over approximately the next 15 years. Although Fortress is not aware of any issue that would cause the IRS to challenge a tax basis increase, the Principals will not reimburse Fortress for any payments made under this agreement if tax savings claimed are later disallowed by the IRS. In connection with certain equity transactions that occurred prior to Fortress's initial public offering, and related tax effects, a $393.0 million capital decrease and offsetting liability to the Principals was recorded in Due to Affiliates with respect to the tax receivable agreement. Subsequently, this liability has been adjusted based on the transactions described above and for payments under the agreement. In connection with the tax returns filed for the years ended December 31, 2011, 2010 and 2009, $16.5 million (paid in 2012), $17.5 million (paid in 2012) and $13.5 million (paid in 2011) was paid to the Principals under the tax receivable agreement, respectively. For the tax year ended December 31, 2012, the payment which is expected to become due pursuant to the tax receivable agreement is approximately $23.3 million, subject to the finalization of Fortress's tax return. To the extent that a portion, or all, of this liability is not expected to be incurred (due to changes in expected taxable income), the liability is reduced.

(dollars in tables in thousands, except share data)

7. RELATED PARTY TRANSACTIONS AND INTERESTS IN CONSOLIDATED SUBSIDIARIES

Affiliate Receivables and Payables

Due from Affiliates was comprised of the following:

	Private Equity		Liquid	Credit Funds			
	Funds	Castles	Hedge Funds	Hedge Funds	PE Funds	Other	Total
December 31, 2012							
Management fees and incentive income (A)	$ 31,909	$ 4,726	$ 40,929	$ 122,902	$ 26,937	$ -	$ 227,403
Expense reimbursements (A)	1,338	3,651	5,376	3,621	10,405	-	24,391
Expense reimbursements - FCF (B)	14,557	-	-	-	-	-	14,557
Dividends and distributions	-	228	-	-	-	-	228
Other	1,584	654	-	-	650	11,090	13,978
Total	$ 49,388	$ 9,259	$ 46,305	$ 126,523	$ 37,992	$ 11,090	$ 280,557

	Private Equity		Liquid	Credit Funds			
	Funds	Castles	Hedge Funds	Hedge Funds	PE Funds	Other	Total
December 31, 2011							
Management fees and incentive income (A)	$ 95,267	$ 4,013	$ 696	$ 88,794	$ 15,901	$ -	$ 204,671
Expense reimbursements (A)	9,065	2,174	5,200	5,337	6,315	-	28,091
Expense reimbursements - FCF (B)	58,146	-	-	-	-	-	58,146
Dividends and distributions	-	154	-	-	-	-	154
Other	518	669	-	-	1,483	4,957	7,627
Total	$ 162,996	$ 7,010	$ 5,896	$ 94,131	$ 23,699	$ 4,957	$ 298,689

(A) Net of allowances for uncollectible management fees and expense reimbursements of $12.2 million and $5.8 million at December 31, 2012, respectively, and of $12.1 million and $5.1 million as of December 31, 2011, respectively. Allowances are recorded as General and Administrative expenses.

(B) Represents expense reimbursements due to FCF, a consolidated VIE (Note 4).

As of December 31, 2012, amounts due from Fortress Funds recorded in Due from Affiliates included $31.5 million of past due management fees, excluding $12.2 million which has been fully reserved by Fortress, and $17.3 million of private equity general and administrative expenses advanced on behalf of certain Fortress Funds. Although such funds are currently experiencing liquidity issues, Fortress believes the unreserved portion of these fees and reimbursable expenses will ultimately be collectable. The unreserved amounts are primarily due from three different funds and the amounts represent less than 5% of such funds' NAV, both individually and in the aggregate.

Due to affiliates was comprised of the following:

	December 31, 2012	December 31, 2011
Principals - tax receivable agreement - Note 6	$ 253,787	$ 279,039
Principals - Principal Performance Payments - Note 8	25,573	-
Distributions payable on Fortress Operating Group units	31,997	29,423
Other	6,450	8,046
General partner liability - Note 10	39,600	37,650
	$ 357,407	$ 354,158

Other Related Party Transactions

For the years ended December 31, 2012, 2011 and 2010, Other Revenues included approximately $2.5 million, $2.3 million and $6.0 million, respectively, of revenues from affiliates, primarily interest and dividends.

Fortress has entered into cost sharing arrangements with certain Fortress Funds, including market data services and subleases of certain of its office space. Historically, expenses borne by these Fortress Funds under these agreements were

(dollars in tables in thousands, except share data)

generally paid directly by those entities (i.e. they were generally not paid by Fortress and reimbursed). In 2011, Fortress began paying these costs directly and recharging the related Fortress Funds. For 2010, these expenses approximated $8.8 million.

Certain Portfolio Companies and Fortress Funds are co-owned by, have merged with, and/or have engaged in transactions (including loans) with, other Portfolio Companies and Fortress Funds. Generally, co-ownership arrangements are entered into due to transaction size limitations in individual funds and transactions between Portfolio Companies take advantage of synergies between these entities. In some instances, Portfolio Companies have entered into contracts with other Portfolio Companies or with certain of Fortress's equity method investees to provide services to, or receive services from, these entities, including asset management, consulting, loan servicing and others. These contracts were entered into because the entity providing the service possessed relevant expertise.

From time to time, Fortress may advance amounts on behalf of affiliates for limited periods. In such cases it generally charges interest to these affiliates. In 2012, 2011 and 2010 Fortress waived $3.8 million, $3.2 million and $1.9 million, respectively, of interest owed from its private equity funds related to management fees paid in arrears. One of Fortress's consolidated subsidiaries (not a Fortress Fund) acts as the loan origination platform for certain Fortress Funds. In this respect, it holds commercial lending licenses in various states and received fees for its loan origination duties of $0.1 million, $0.1 million and $0.1 million during 2012, 2011 and 2010, respectively.

From time to time, employees of Fortress mutually agree with Fortress to terminate their employment in order to accept employment opportunities at the Fortress Funds, Portfolio Companies, or other affiliates. To the extent these former employees had been granted RSUs by Fortress, they are generally permitted to continue vesting in these RSUs pursuant to their original vesting terms as long as they remain employed by an affiliate.

From time to time, Fortress makes advances to senior employees (who are not officers). These advances may be due on a certain date, at termination or upon the maturity of a Fortress Fund (generally when the advances are to finance employee fund investments). Outstanding advances can be summarized as follows:

	December 31,	
	2012	2011
Amount outstanding	$5.8 million	$2.5 million
Range of interest rates	LIBOR +4% to LIBOR + 4.25%	LIBOR +3% to LIBOR + 4.25%

In connection with its initial public offering, Fortress entered into a tax receivable agreement with the Principals, as described in Note 6, and the Principals entered into a forfeiture agreement with each other, as described in Note 8. The Principals, employees, directors and Fortress Funds have and continue to make investments in Fortress Funds and Portfolio Companies.

The Principals have guaranteed payment on a several basis to certain Fortress private equity funds and credit PE funds of any contingent repayment (clawback) obligation with respect to such private equity fund or credit PE fund incentive income in the event that Fortress fails to fulfill its clawback obligation, if any, with respect to such fund.

The Principals receive limited benefits from Fortress in addition to their compensation, including the personal use of certain company assets for which they reimburse Fortress. The amounts subject to reimbursement aggregated $0.2 million, $0.3 million and $0.4 million in 2012, 2011 and 2010, respectively.

In March 2012, as a result of the repeal of the exemption from registration under the Investment Advisers Act of 1940 for family offices, Fortress hired the personnel of the Principals' family offices and entered into investment management agreements with the family offices. Pursuant to these agreements, these individuals work solely on the Principals' personal financial matters, and the Principals reimburse Fortress for their compensation expense attributable to them. The total amount of such expenses was $2.7 million in 2012.

Two of the Principals own or lease aircraft that Fortress charters from a third-party aircraft operator for business purposes in the course of operations. Fortress and/or the funds, depending on the purposes of the trip, pay market rates for the charters. The operators remit a portion of these amounts to the Principals. With respect to one of the Principals, these amounts totaled $2.2 million, $1.9 million and $2.0 million in 2012, 2011 and 2010, respectively. With respect to the other Principal, these amounts totaled $0.3 million in 2012, which was the first year in which this arrangement was in place for this Principal. Subsequent to year end, this Principal ended his lease arrangement.

(dollars in tables in thousands, except share data)

In January 2012, Fortress subleased an aircraft from one of its Principals for approximately two months, primarily to ensure compliance with regulations of the Federal Aviation Administration. During the term of the lease, Fortress used the aircraft for business purposes. The amount due to the Principal for the sublease was $0.1 million.

In May 2009, in connection with the launch of a new Fortress Fund in Asia, Fortress entered into an agreement under which Nomura acted as a placement agent and assisted the fund in raising investor capital. Nomura raised a total of $350.4 million in 2009 and $30.8 million in 2010 in committed capital for the fund and receives, from Fortress, a fee equal to 1.0% of all such capital. In 2010, in connection with the launch of an additional Fortress Fund in Asia, Nomura acted as the placement agent and assisted the fund in raising investor capital. Nomura raised a total of $146.7 million in committed capital for the fund in 2010 and a total of $118.3 million in 2011. In December 2011 and during 2012, Nomura also assisted in raising $234.0 million and $235.0 million, respectively, of committed capital in connection with the launch of a new Fortress Fund in Asia, and receives from Fortress a fee equal to 1-1.5% of all such capital.

In April 2010, Fortress entered into a software sublicensing agreement on an "as is" basis with a subsidiary of several Fortress Funds. The software is designed to facilitate cash management, legal entity management and data reconciliation. Fortress paid a one-time licensing fee of $0.2 million. The license is perpetual and irrevocable and for the non-exclusive use of Fortress's affiliates.

In December 2010, Fortress purchased a residential property from one of its senior employees for approximately $3.9 million, which was equal to its estimated market value. Fortress recorded a related loss of approximately $0.4 million in 2011. The sale of the property was completed in January 2012.

Principals' and Others' Interests in Consolidated Subsidiaries

These amounts relate to the equity interests in Fortress's consolidated, but not wholly owned, subsidiaries, which are held by the Principals, employees, and others.

This balance sheet caption was comprised of the following:

	December 31,	
	2012	2011
Fortress Operating Group units held by the Princpals and one senior employee	$ 530,739	$ 507,031
Employee interests in majority owned and controlled fund advisor and general partner entities	57,411	66,087
Other	2,029	1,843
Total	$ 590,179	$ 574,961

The Fortress Operating Group portion of these interests is computed as follows:

	December 31,	
	2012	2011
Fortress Operating Group equity (Note 13)	$ 1,058,886	$ 889,642
Less: Others' interests in equity of consolidated subsidiaries (Note 13)	(59,440)	(67,930)
Total Fortress' shareholders' equity in Fortress Operating Group	$ 999,446	$ 821,712
Fortress Operating Group units outstanding (A)	249,534,372	305,857,751
Class A shares outstanding (C)	220,369,026	189,824,053
Total	469,903,398	495,681,804
Fortress Operating Group as a percent of total (B)	53.1%	61.7%
Equity of Fortress Operating Group units held by Principals and one senior employee	$ 530,739	$ 507,031

(A) Held by the Principals and one senior employee; exclusive of Class A shares.
(B) As a result, the Registrant owned 46.9% and 38.3% of Fortress Operating Group as of December 31, 2012 and 2011, respectively.
(C) As of December 31, 2012, this includes the 2,082,684 treasury shares held by Fortress Operating Group (Note 9).

(dollars in tables in thousands, except share data)

This statement of operations caption was comprised of shares of consolidated net income (loss) related to the following:

	Year Ended December 31,		
	2012	2011	2010
Fortress Operating Group units held by the Princpals and one senior employee	$ 132,950	$ (691,006)	$ (507,376)
Employee interests in majority owned and controlled fund advisor and general partner entities	7,402	5,208	10,030
Other	186	(23)	264
Total	$ 140,538	$ (685,821)	$ (497,082)

The purpose of this schedule is to disclose the effects of changes in Fortress's ownership interest in Fortress Operating Group on Fortress's equity:

	Year Ended December 31,		
	2012	2011	2010
Net income (loss) attributable to Fortress	$ 78,284	$ (431,515)	$ (284,611)
Transfers (to) from the Principals' and Others' Interests:			
Increase in Fortress's shareholders' equity for the conversion of Fortress Operating Group units by the Principals and one senior employee	22,166	3,845	7,188
Increase in Fortress's shareholders' equity for the purchase of Fortress Operating Group units from one Principal	44,242	-	-
Increase in Fortress's shareholders' equity for the delivery of Class A shares primarily in connection with vested RSUs and RPUs	14,769	13,244	10,886
Change from net income (loss) attributable to Fortress and transfers (to) from Principals' and Others' Interests	$ 159,461	$ (414,426)	$ (266,537)

8. EQUITY-BASED AND OTHER COMPENSATION

Fortress's total compensation and benefits expense, excluding Principals Agreement compensation, but including Principal Performance Payments (described below), is comprised of the following:

	Year Ended December 31,		
	2012	2011	2010
Equity-based compensation, per below	$ 213,274	$ 232,889	$ 215,053
Profit-sharing expense, per below	154,658	116,464	167,845
Discretionary bonuses	197,677	184,651	175,623
Other payroll, taxes and benefits	184,750	172,056	162,191
	$ 750,359	$ 706,060	$ 720,712

Equity-Based Compensation

Fortress currently has several categories of equity-based compensation which are accounted for as described in the table below. A total of 173,419,234 Class A shares have been authorized for issuance under Fortress's equity-based compensation plan as of December 31, 2012. RSUs are Class A restricted share units which entitle the holder to receive Class A shares on various future dates if the applicable service conditions, if any, are met.

(dollars in tables in thousands, except share data)

Granted To	Type of Award	Service Conditions (A)	Entitled to Dividends (B)	Accounting	December 31, 2012 Shares/Units Outstanding
Employees	RSUs	Yes	Yes	Fair value at grant date expensed over service period.	6,438,498
	RSUs	Yes	No	Fair value at grant date discounted for the non-entitlement to dividends, expensed over service period.	15,058,904
	RSUs	No	Yes	Fair value at grant date discounted for post-vesting restrictions (delayed delivery of shares), expensed at grant date.	98,571
	RSUs	No	No	Fair value at grant date discounted for the non-entitlement to dividends and further discounted for post-vesting restrictions (delayed delivery of shares), expensed at grant date.	158,571
	LTIP (C)	Yes (C)	(C)	Fair value at grant date, based on a valuation model, expensed over service period.	-
	STIP (D)	Yes (D)	Yes (D)	Fair value at grant date expensed over service period.	-
	RPUs	Yes (E)	Yes (E)	Fair value at grant date expensed over service period.	10,333,334
Directors	Restricted Shares	Yes	Yes	Fair value at grant date expensed over service period.	828,211
Non- Employees (employees of affiliates and former employee)	RSUs	Yes	No	Fair value at grant date discounted for the non-entitlement to dividends, expensed over service period. Subsequent changes in fair value, through the vesting date, expensed over remaining service period with a cumulative catch-up adjustment in the period of change.	793,682
Former employee	RSUs	Yes	Yes	Fair value at grant date fully expensed prior to termination.	452,724

(A) Generally, employee awards made at the time of the initial public offering vested 25% at the end of each of the third through sixth years of service (with a final vesting in January 2013). Subsequent employee awards made through December 31, 2011 generally vest over 2.5 years, 33 1/3% at each of three annual dates. Employee awards made during 2012 generally vest over 3 years, 50% each in years two and three. Director awards generally vest 33 1/3% after each of Fortress's next three annual meetings. Certain employees have different vesting schedules. Vesting of awards may be accelerated if an employee is terminated without cause, or in the event of death or disability, or a change in control of Fortress.

(B) Vested Class A shares are delivered to employee grant recipients within no more than six months after vesting or, in certain circumstances, on an agreed schedule. Director restricted shares are delivered effective on the grant date. Certain awards entitle the recipient to receive dividend equivalent payments prior to such delivery dates or between vesting and delivery.

(C) Represents a profits interest in respect of certain Fortress Operating Group units that had a maximum value that corresponded to 2.9 million Fortress Operating Group ("FOG") units, granted by one of the Principals to one of Fortress's senior employees at the date of the initial public offering. The LTIP was cancelled and fully expensed in 2010.

(D) Represents the grant of 2.9 million FOG units by one of Fortress's Principals to a senior employee in 2011 which vested and was settled in 2012.

(E) Represents FOG restricted partnership units ("RPUs") granted to a senior employee. In connection with the grant of these interests, the employee receives partnership distribution equivalent payments on such units with economic effect as from January 1, 2008. The RPUs vest into full capital interests in newly issued FOG units. One third of the RPUs vested in each of January 2011, January 2012, and January 2013.

The aggregate fair value of each of the RSU grants which are subject to service conditions is reduced by an estimated forfeiture factor (that is, the estimated amount of awards which will be forfeited prior to vesting). The estimated forfeiture factor is based upon historic forfeiture and turnover rates within Fortress, adjusted for the expected effects of the grants on turnover the actual price of Fortress's shares, the economic environment and other factors in the best judgment of management. The estimated forfeiture factor is reviewed at each reporting date. These reviews resulted in changes in estimated forfeiture factors in 2012 and 2010, but not in 2011, which caused increases in equity-based compensation expense of $7.7 million and $14.4 million, respectively.

(dollars in tables in thousands, except share data)

The estimated forfeiture factors which Fortress has used as of the year-end reporting dates were as follows:

	December 31,		
	2012	2011	2010
Dividend-paying awards granted prior to 2010	27%	36%	36%
Non-dividend-paying awards granted prior to 2010	39%	48%	48%
Dividend-paying awards granted in 2010 and 2011	21%	48%	48%
Non-dividend-paying awards granted in 2010 and 2011	12%	26%	27%
Non-dividend-paying awards granted in 2012	20%	N/A	N/A

The volatility assumption used in valuing certain awards, as described below, was based on five-year historical stock price volatilities observed for a group of comparable companies, since Fortress does not have sufficient historical share performance to use its own historical volatility, adjusted for management's judgment regarding expected volatility. Since Fortress's initial public offering in 2007, its actual volatility has exceeded the volatility assumption used. To the extent that this trend continues, and management's judgment concerning volatility is changed, Fortress would adjust the volatility assumption used. No material awards requiring a volatility assumption for valuation were issued during 2012, 2011 or 2010. The risk-free discount rate assumptions used in valuing certain awards were based on the applicable U.S. Treasury rate of like term. The dividend yield assumptions used in valuing certain awards were based on Fortress's actual dividend rate at the time of the award; the dividend growth rate used with respect to certain awards was based on management's judgment and expectations.

The discount related to RSUs, which do not entitle the recipients to dividend equivalents prior to the vesting of Class A shares, was based on the estimated present value of dividends to be paid during the vesting period, which in turn was based on an estimated initial dividend rate (based on the actual dividend rate on the grant date), an estimated dividend growth rate and a risk-free discount rate (based on grant date and term), as follows:

	Range of Assumptions		
	2012	2011	2010
Initial dividend rate	6.00%	6.00%	0.00%
Dividend growth rate	0.00%	0.00%	0.00%
Risk-free discount rate	0.13%	0.06%	N/A

The discount related to RSUs with no service conditions which are subject to the delayed delivery of Class A shares, which occurs in periods subsequent to the grant date, was based on the estimated value of a put option on such shares over the delayed delivery period since essentially this would be the value of owning, and being able to trade, those shares during the delayed delivery period rather than having to wait for delivery. This estimated value was in turn derived from a binomial option pricing model based on the following assumptions: volatility (35.00%), term (equal to delayed delivery period), dividend rate (based on grant date) and risk-free discount rate (based on grant date and term). No such RSUs were granted in 2012, 2011 or 2010.

Each of these elements, particularly the forfeiture factor and the volatility assumptions used in valuing certain awards, are subject to significant judgment and variability and the impact of changes in such elements on equity-based compensation expense could be material.

When Fortress records equity-based compensation expense, including that related to the Principals Agreement (as described below), it records a corresponding increase in capital. When Fortress delivers Class A shares as a result of the vesting of equity-based compensation, to the extent that it pays withholding taxes in cash (rather than through the sale of employee shares upon delivery) it will record a decrease in capital related to these payments.

(dollars in tables in thousands, except share data)

The following tables set forth information regarding equity-based compensation activities.

	RSUs				Restricted Shares Issued to Directors		RPUs	
	Employees		Non-Employees				Employees	
	Number	Value (A)	Number	Value (A)	Number	Value (A)	Number	Value (A)
Outstanding at December 31, 2009	44,941,811	$ 14.59	6,689,054	$ 13.42	216,367	$ 9.58	31,000,000	$ 13.75
2010								
Issued	13,052,101	4.25	1,004,551	4.70	210,302	3.50	-	-
Converted to Class A shares	(15,029,016)	13.68	(938,390)	13.40	-	-	-	-
Transfers	5,345,717	12.50	(5,345,717)	12.50	-	-	-	-
Forteited	(4,021,027)	14.22	(212,555)	8.42	-	-	-	-
Outstanding at December 31, 2010	44,289,586	$ 11.63	1,196,943	$ 11.11	426,669	$ 6.58	31,000,000	$ 13.75
2011								
Issued	6,628,670	5.42	-	-	143,624	5.23	-	-
Converted to Class A shares	(15,019,873)	11.52	(389,677)	11.13	-	-	(4,749,434)	13.75
Converted to Class B shares	-	-	-	-	-	-	(5,583,899)	13.75
Forfeited	(1,227,919)	11.62	(20,220)	2.58	-	-	-	-
Outstanding at December 31, 2011	34,670,464	$ 10.49	787,046	$ 11.33	570,293	$ 6.24	20,666,667	$ 13.75
2012								
Issued	6,821,847	2.96	-	-	257,918	3.18	-	-
Transfers	(1,794,043)	3.09	1,794,043	3.09	-	-	-	-
Converted to Class A shares	(13,496,889)	11.60	(1,293,693)	5.62	-	-	(4,340,000)	13.75
Converted to Class B Shares	-	-	-	-	-	-	(5,993,333)	13.75
Forfeited	(4,446,835)	3.68	(40,990)	8.03	-	-	-	-
Outstanding at December 31, 2012 (B)	21,754,544	$ 9.44	1,246,406	$ 5.51	828,211	$ 5.29	10,333,334	$ 13.75

	Year Ended December 31,		
Expense incurred (B)	2012	2011	2010
Employee RSUs	$ 116,339	$ 125,642	$ 106,929
Non-Employee RSUs	734	432	2,661
Principal Performance Payments (C)	5,422	-	-
Restricted Shares (D)	24	365	488
LTIP	-	-	14,468
STIP	-	15,943	-
RPUs	90,755	90,507	90,507
Total equity-based compensation expense	$ 213,274	$ 232,889	$ 215,053

(A) Represents the weighted average grant date estimated fair value per share or unit. The weighted average estimated fair value per unit as of December 31, 2012 for awards granted to non-employees was $4.39, which is equal to the closing trading price per share of Fortress's Class A shares on such date.

(B) In future periods, Fortress will further recognize compensation expense on its non-vested equity-based awards outstanding as of December 31, 2012 of $35.2 million, with a weighted average recognition period of 2.3 years. This does not include contingent amounts or amounts related to the Principals Agreement (see below).

(C) Described below. A total of approximately 2.9 million RSUs will be awarded as Principal Performance Payments based on 2012 results.

(D) Certain restricted shares granted to directors are recorded in General and Administrative Expense ($0.8 million, $1.1 million and $0.3 million during 2012, 2011 and 2010, respectively) and therefore are not included above.

The equity-based compensation resulted in $13.9 million, $19.5 million and $10.1 million of recognized current tax benefit for the years ended December 31, 2012, 2011 and 2010, respectively.

(dollars in tables in thousands, except share data)

The Principals entered into an agreement among themselves (the "Principals Agreement") which provided that, in the event a Principal voluntarily terminated his employment with Fortress Operating Group for any reason, a portion of the equity interests held by that Principal as of the completion of Fortress's initial public offering would be forfeited to the Principals who were then employed by Fortress Operating Group. Although Fortress was not a party to this agreement, as a result of the service requirement, the fair value (measured at the date of the initial public offering) of Fortress Operating Group units subject to the risk of forfeiture of $4,763.0 million was charged to compensation expense over the service period, including $1,051.2 million and $952.1 million during the years ended December 31, 2011 and 2010, respectively.

In August 2011, Fortress's Principals extended their employment for a new five-year term effective January 1, 2012, on substantially similar terms and conditions as their prior employment agreements. Additionally, under a new compensation plan adopted by Fortress, the Principals receive payments ("Principal Performance Payments") based on the performance of the existing AUM (as of December 31, 2011) of Fortress's flagship hedge funds and on their success in raising and investing new funds in all businesses in 2012 and beyond. The Principal Performance Payments are comprised of a mix of cash and equity, with the equity component becoming larger as performance, and the size of the payments, increases.

Specifically, the new compensation plan calls for payments of 20% of the incentive income earned from existing flagship hedge fund AUM and either 10% or 20% (based on the level of involvement of the Principal) of the fund management distributable earnings of new AUM in all businesses. Payments of up to 10% of fund management distributable earnings before Principal Performance Payments, in each of the Principals' respective businesses, are made in cash, and payments in excess of this threshold are made in restricted share units that will vest over three years.

The Principals' new employment agreements contain customary post-employment non-competition and non-solicitation covenants. In order to ensure the Principals' compliance with such covenants, 50% of the after-tax cash portion of any Principal Performance Payments are subject to mandatory investment in Fortress-managed funds, and such invested amounts serve as collateral against any breach of those covenants.

In order to align the termination of the Principals Agreement with the effective date of their new employment agreements, the Principals agreed to amend the expiration date of the Principals Agreement to December 31, 2011. As a result, all of the remaining expense related to this agreement, including $99.1 million that would otherwise have been recognized in 2012, was recorded as Principals Agreement Compensation in the Statement of Operations in 2011.

The accrual for the Principal Performance Payments was comprised of the following:

	Year Ended December 31, 2012		
	Equity-Based Compensation	Profit Sharing Expense	Total
Private equity business	$ -	$ 1,060	$ 1,060
Liquid hedge fund business	1,577	5,031	6,608
Credit business	3,845	14,060	17,905
Total	$ 5,422	$ 20,151	$ 25,573

In April 2010, in connection with the acquisition of Logan Circle, Fortress created the Logan Circle Comp Plan (see Note 3). The Logan Circle Comp Plan provides for annual bonuses to a senior employee which may be paid partially in RSUs, as well as for potential Class A share awards to certain employees, including this senior employee, in the years 2015, 2016 and 2017. These awards are annual performance-based awards and depend on the future performance of Logan Circle in the specific years to which they relate. Furthermore, the amounts of RSUs or shares to be awarded are not fixed until the respective year is completed. As such, these awards are expensed in the year to which they pertain based on the estimated value of awards expected to vest in that year.

In January 2012, Fortress's CEO announced his resignation effective in February 2012. In connection with this resignation, Fortress has recorded $5.0 million of equity-based compensation expense in 2012, primarily related to 1.8 million RSUs which will vest pursuant to his separation agreement. As a result of this resignation, approximately 4.0 million RSUs were forfeited.

During 2012, Fortress granted partial rights in 3.2 million of the options it holds in Newcastle (Note 3) to certain of its employees. The value of these rights of $8.1 million was recorded as accrued profit sharing compensation expense at that time. The related liability is marked to fair value until such time as the rights are exercised or expire.

(dollars in tables in thousands, except share data)

Profit Sharing Expense

Recognized profit sharing compensation expense is summarized as follows:

	Year Ended December 31,		
	2012	2011	2010
Private equity funds	$ 966	$ 1,032	$ 14,824
Castles	10,134	-	-
Liquid hedge funds	21,350	20,676	24,114
Credit hedge funds	65,298	38,545	45,552
Credit PE funds	36,759	56,211	83,355
Principal Performance Payments (A)	20,151	-	-
Total	$ 154,658	$ 116,464	$ 167,845

(A) Relates to all applicable segments.

401(K) Plan

Fortress has established a tax qualified retirement plan (the "401(K) Plan") that provides employees with an opportunity to save for retirement on a tax advantaged basis. Employees participate in the 401(K) Plan on their first day of employment and are able to defer compensation up to the limits established by the Internal Revenue Service. Fortress matches a portion of the employees' contributions up to a maximum amount. Fortress expects to contribute approximately $3.9 million to the 401(K) Plan in 2013 related to employee contributions made in 2012. Similarly, Fortress contributed $3.8 million and $3.2 million related to employee contributions in 2011 and 2010, respectively.

9. EARNINGS PER SHARE AND DISTRIBUTIONS

Fortress's potentially dilutive equity instruments fall primarily into two general categories: (i) instruments that Fortress has issued as part of its compensation plan, and (ii) ownership interests in Fortress's subsidiary, Fortress Operating Group, that are owned by the Principals (and one senior employee) and are convertible into Class A shares. Based on the rules for calculating earnings per share, there are two general ways to measure dilution for a given instrument: (a) calculate the net number of shares that would be issued assuming any related proceeds are used to buy back outstanding shares (the treasury stock method), or (b) assume the gross number of shares are issued and calculate any related effects on net income available for shareholders (the if-converted and two-class methods). Fortress has applied these methods as prescribed by GAAP to each of its outstanding equity instruments as shown below.

The computations of basic and diluted net income (loss) per Class A share are set forth below:

	Year Ended December 31, 2010	
	Basic	Diluted
Weighted average shares outstanding		
Class A shares outstanding	160,821,736	160,821,736
Fully vested restricted Class A share units with dividend equivalent rights	4,450,465	4,450,465
Fully vested restricted Class A shares	174,203	174,203
Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	302,123,167
Class A restricted shares and Class A restricted share units granted to employees and directors (eligible for dividend and dividend equivalent payments) (2)	-	-
Class A restricted share units granted to employees (not eligible for dividend and dividend equivalent payments) (3)	-	-
Total weighted average shares outstanding	165,446,404	467,569,571
Basic and diluted net income (loss) per Class A share		
Net income (loss) attributable to Class A shareholders	$ (284,611)	$ (284,611)
Dilution in earnings due to RPUs treated as a participating security of Fortress Operating Group and fully vested restricted Class A share units with dividend equivalent rights treated as outstanding Fortress Operating Group units (4)	(11,610)	(11,610)
Dividend equivalents declared on non-vested restricted Class A shares and restricted Class A share units	-	-
Add back Principals' and others' interests in loss of Fortress Operating Group, net of assumed corporate income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	(560,959)
Net income (loss) available to Class A shareholders	$ (296,221)	$ (857,180)
Weighted average shares outstanding	165,446,404	467,569,571
Basic and diluted net income (loss) per Class A share	$ (1.79)	$ (1.83)

(dollars in tables in thousands, except share data)

	Year Ended December 31, 2011	
	Basic	Diluted
Weighted average shares outstanding		
Class A shares outstanding	182,099,508	182,099,508
Fully vested restricted Class A share units with dividend equivalent rights	4,082,385	4,082,385
Fully vested restricted Class A shares	480,777	480,777
Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	306,729,565
Class A restricted shares and Class A restricted share units granted to employees and directors (eligible for dividend and dividend equivalent payments) (2)	-	-
Class A restricted share units granted to employees (not eligible for dividend and dividend equivalent payments) (3)	-	-
Total weighted average shares outstanding	186,662,670	493,392,235
Basic and diluted net income (loss) per Class A share		
Net income (loss) attributable to Class A shareholders	$ (431,515)	$ (431,515)
Dilution in earnings due to RPUs treated as a participating security of Fortress Operating Group and fully vested restricted Class A share units with dividend equivalent rights treated as outstanding Fortress Operating Group units (4)	(4,898)	(4,898)
Dividend equivalents declared on non-vested restricted Class A shares and restricted Class A share units	-	-
Add back Principals' and others' interests in loss of Fortress Operating Group, net of assumed corporate income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	(727,634)
Net income (loss) available to Class A shareholders	$ (436,413)	$ (1,164,047)
Weighted average shares outstanding	186,662,670	493,392,235
Basic and diluted net income (loss) per Class A share	$ (2.34)	$ (2.36)

	Year Ended December 31, 2012	
	Basic	Diluted
Weighted average shares outstanding		
Class A shares outstanding	210,467,733	210,467,733
Fully vested restricted Class A share units with dividend equivalent rights	3,194,380	3,194,380
Fully vested restricted Class A shares	737,309	737,309
Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	302,044,370
Class A restricted shares and Class A restricted share units granted to employees and directors (eligible for dividend and dividend equivalent payments) (2)	-	1,697,705
Class A restricted share units granted to employees (not eligible for dividend and dividend equivalent payments) (3)	-	6,758,635
Total weighted average shares outstanding	214,399,422	524,900,132
Basic and diluted net income (loss) per Class A share		
Net income (loss) attributable to Class A shareholders	$ 78,284	$ 78,284
Dilution in earnings due to RPUs treated as a participating security of Fortress Operating Group and fully vested restricted Class A share units with dividend equivalent rights treated as outstanding Fortress Operating Group units (4)	(14,240)	(14,240)
Dividend equivalents declared on, and undistributed earnings allocated to, non-vested restricted Class A shares and restricted Class A share units (2)	(1,063)	(1,063)
Add back Principals' and others' interests in income of Fortress Operating Group, net of assumed income taxes at enacted rates, attributable to Fortress Operating Group units and fully vested RPUs exchangeable into Class A shares (1)	-	79,687
Net income (loss) available to Class A shareholders	$ 62,981	$ 142,668
Weighted average shares outstanding	214,399,422	524,900,132
Basic and diluted net income (loss) per Class A share	$ 0.29	$ 0.27

(1) The Fortress Operating Group units and fully vested RPUs not held by Fortress (that is, those held by the Principals and one senior employee) are exchangeable into Class A shares on a one-to-one basis (fully vested RPUs would first have to be exchanged for Fortress Operating Group units and Class B shares). These units and fully vested RPUs are not included in the computation of basic earnings per share. These units and fully vested RPUs enter into the computation of diluted net income (loss) per Class A share when the effect is dilutive using the if-converted method, which includes the income tax effects of non-discretionary adjustments to the net income (loss) attributable to Class A shareholders from assumed conversion of these units and fully vested RPUs. To the extent charges, particularly tax related charges, are incurred by the Registrant (i.e. not at the Fortress Operating Group level), the effect may be anti-dilutive.

(2) Restricted Class A shares granted to directors and certain restricted Class A share units granted to employees are eligible to receive dividend or dividend equivalent payments when dividends are declared and paid on Fortress's Class A shares and therefore participate fully in the results of Fortress's operations from the date they are granted. They are included in the computation of both basic and diluted earnings per Class A share using

(dollars in tables in thousands, except share data)

the two-class method for participating securities, except during periods of net losses.

(3) Certain restricted Class A share units granted to employees are not entitled to dividend or dividend equivalent payments until they are vested and are therefore non-participating securities. These units are not included in the computation of basic earnings per share. They are included in the computation of diluted earnings per share when the effect is dilutive using the treasury stock method. The effect of the units on the calculation is generally anti-dilutive during periods of net losses. The weighted average restricted Class A share units which are not entitled to receive dividend or dividend equivalent payments outstanding were:

Period	Share Units
Year Ended December 31, 2012	18,419,024
Year Ended December 31, 2011	23,439,170
Year Ended December 31, 2010	26,436,872

(4) Fortress Operating Group RPUs are eligible to receive partnership distribution equivalent payments when distributions are declared and paid on Fortress Operating Group units. The RPUs represent a participating security of Fortress Operating Group and the resulting dilution in Fortress Operating Group earnings available to Fortress is reflected in the computation of both basic and diluted earnings per Class A share using the method prescribed for securities issued by a subsidiary. For purposes of the computation of basic and diluted earnings per Class A share, the fully vested restricted Class A share units with dividend equivalent rights are treated as outstanding Class A shares of Fortress and as outstanding partnership units of Fortress Operating Group.

The Class B shares have no net income (loss) per share as they do not participate in Fortress's earnings (losses) or distributions. The Class B shares have no dividend or liquidation rights. Each Class B share, along with one Fortress Operating Group unit, can be exchanged for one Class A share, subject to certain limitations. The Class B shares have voting rights on a pari passu basis with the Class A shares.

The Principals and one senior employee exchanged an aggregate of 17,467,232, 4,749,434, and 7,500,000 Fortress Operating Group units and Class B shares for an equal number of Class A shares in 2012, 2011 and 2010, respectively.

In 2012, Fortress paid $7.8 million of statutory withholding tax on behalf of employees and, therefore, issued only 3.7 million Class A shares in satisfaction of 5.6 million RSUs. This payment was treated as a financing activity on the statements of cash flows since it had the same accounting effect as if Class A shares were repurchased.

On December 21, 2012, one of the Principals retired and Fortress agreed to purchase all of his 2,082,684 Class A shares and his 49,189,480 Fortress Operating Group units at $3.50 per share, or an aggregate of $179.5 million. In connection with this purchase, Fortress paid $30.0 million of cash and issued a $149.5 million promissory note to the former Principal (Note 5). The 2,082,684 Class A shares are being held as treasury shares within Fortress Operating Group.

Fortress's dividend paying shares and units were as follows:

	Weighted Average Year Ended December 31,			As of December 31,	
	2012	2011	2010	2012	2011
Class A shares (public shareholders)	210,467,733	182,099,508	160,821,736	217,458,131	189,253,760
Restricted Class A shares (directors)	749,007	522,365	339,533	828,211	570,293
Restricted Class A share units (employees) (A)	3,194,380	4,082,385	4,450,465	555,646	691,808
Restricted Class A share units (employees) (B)	6,609,155	13,994,757	19,695,924	6,434,147	13,667,930
Fortress Operating Group units (Principals and one senior employee)	299,559,853	304,832,761	302,123,167	249,534,372	305,857,751
Fortress Operating Group RPUs (senior employee)	12,817,851	22,563,471	31,000,000	10,333,334	20,666,667
Total	533,397,979	528,095,247	518,430,825	485,143,841	530,708,209

(A) Represents fully vested restricted Class A share units which are entitled to dividend equivalent payments.
(B) Represents unvested restricted Class A share units which are entitled to dividend equivalent payments.

(dollars in tables in thousands, except share data)

Dividends and distributions are summarized as follows:

	Declared in Prior Year, Paid Current Year	Declared in Current Year: Declared and Paid	Declared in Current Year: Declared but not yet Paid	Declared in Current Year: Total
2012:				
Dividends on Class A Shares	$ -	$ 42,378	$ -	$ 42,378
Dividend equivalents on restricted Class A share units (A)	-	1,795	-	1,795
Distributions to Fortress Operating Group unit holders (Principals and one senior employee) (B)	27,561	15,895	30,725	46,620
Distributions to Fortress Operating Group RPU holders (Note 8) (B)	1,862	540	1,272	1,812
Total distributions	$ 29,423	$ 60,608	$ 31,997	$ 92,605
2011:				
Dividends on Class A Shares	$ -	$ -	$ -	$ -
Dividend equivalents on restricted Class A share units (A)	-	-	-	-
Distributions to Fortress Operating Group unit holders (Principals and one senior employee) (B)	38,886	17,274	27,561	44,835
Distributions to Fortress Operating Group RPU holders (Note 8) (B)	4,014	1,279	1,862	3,141
Total distributions	$ 42,900	$ 18,553	$ 29,423	$ 47,976
2010:				
Dividends on Class A Shares	$ -	$ -	$ -	$ -
Dividend equivalents on restricted Class A share units (A)	-	-	-	-
Distributions to Fortress Operating Group unit holders (Principals and one senior employee) (B)	9,442	41,582	38,886	80,468
Distributions to Fortress Operating Group RPU holders (Note 8) (B)	951	4,221	4,014	8,235
Total distributions	$ 10,393	$ 45,803	$ 42,900	$ 88,703

(A) A portion of these dividend equivalents, if any, related to RSUs expected to be forfeited, is included as compensation expense in the consolidated statement of operations and is therefore considered an operating cash flow.

(B) Fortress Operating Group made tax-related distributions to the FOG unit holders (the Principals and one senior employee) and RPU holders (one senior employee).

Fortress's board of directors approved a revised dividend policy under which it reinstated a quarterly dividend to Class A shareholders beginning in the fourth quarter of 2011. The dividends related to the fourth quarter of 2011 and each of the first three quarters of 2012 were $0.05 per share. The dividend related to the fourth quarter of 2012, declared on February 26, 2013, was $0.06 per share. This dividend will be paid on March 15, 2013 to holders of record of Class A shares on March 12, 2013. The aggregate amount of this dividend payment is approximately $13.4 million. In connection with this dividend, dividend equivalent payments of approximately $0.5 million were declared to holders of restricted Class A share units that are entitled to dividends.

(dollars in tables in thousands, except share data)

10. COMMITMENTS AND CONTINGENCIES

Indemnifications – In the normal course of business, Fortress and its subsidiaries enter into operating contracts that contain a variety of representations and warranties and that provide general indemnifications. In addition, subsidiaries of Fortress that act as general partners (or in similar capacities) of Fortress Funds enter into guarantees of certain obligations of such funds in the case of fraud by Fortress employees or under similar circumstances. Fortress's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against Fortress that have not yet occurred. However, based on experience, Fortress expects the risk of material loss to be remote.

General Partner Liability – Certain of Fortress' consolidated subsidiaries act as the general partner of various Fortress Funds and accordingly have potentially unlimited liability for the obligations of the funds under applicable partnership law principles. In the event that any such fund was to fall into a negative net equity position (Note 3), the full amount of the negative net equity would be recorded on the balance sheet of the general partner entity. Such amount would be recorded on the Fortress balance sheet in consolidation until it is legally resolved. While these entities are limited liability companies and generally have no material assets other than their general partner interests, these entities and Fortress may be subject to litigation in connection with such amounts if fund creditors choose to sue Fortress to seek repayment. See "Litigation" below.

In March 2011, one private equity fund was in a negative net equity position, after considering all of Fortress's interests in such fund and its reserves related thereto. As described above, the amount of the negative equity was recorded, through earnings (losses) from equity method investees, by the general partner entity and is therefore included in the consolidated financial statements of Fortress. When the fund matures and is liquidated, Fortress will record a gain in the event and to the extent it does not fund this negative equity. The amounts of negative equity recorded at December 31, 2012 and 2011 were $39.6 million and $37.6 million, respectively.

Litigation – Fortress is, from time to time, a defendant in legal actions from transactions conducted in the ordinary course of business. Management, after consultation with legal counsel, believes the ultimate liability arising from such actions that existed as of December 31, 2012, individually and in the aggregate, will not materially affect Fortress's results of operations, liquidity or financial position.

In some cases, Fortress is named as a defendant in legal actions pertaining to one of the Fortress Funds and/or their portfolio companies. In such cases, Fortress is generally indemnified by the fund against potential losses arising from Fortress's role as investment manager.

Regulatory Matters – In the ordinary course of business, Fortress and its subsidiaries and equity method investees may be subject to regulatory examinations, information gathering requests, inquiries or investigations. Management, after consultation with legal counsel, does not believe these matters will ultimately have a material effect on Fortress.

Private Equity Fund and Credit PE Fund Capital Commitments – Fortress has remaining capital commitments, which aggregated $155.5 million at December 31, 2012, primarily to certain of the Fortress Funds. These commitments can be drawn by the funds on demand.

Incentive Income Contingent Repayment – Incentive income received from certain Fortress Funds, primarily private equity funds and credit PE funds, is subject to contingent repayment and is therefore recorded as deferred incentive income, a liability, until all related contingencies have been resolved. The Principals guaranteed the contingent repayments to certain funds under certain conditions and Fortress has indemnified the Principals for any payments to be made under such guarantees. Fortress expects the risk of loss on each of these indemnifications and guarantees to be remote. Fortress's direct liability for such incentive income contingent repayment is discussed in Notes 2, 3 and 11.

Private Equity Fund Operating Expense Limit – Fortress is contingently liable, under an agreement with the operating subsidiary of its private equity funds, FCF (Note 4), for any expenses of such subsidiary in excess of amounts approved by the private equity funds' advisory board (comprised of representatives of the funds' investors). Fortress monitors these expenses and does not expect to make any payments related thereto.

Debt Covenants – Fortress's debt agreements contain various customary loan covenants (Note 5). Fortress was in compliance with all of its existing credit agreement covenants as of December 31, 2012.

Minimum Future Rentals – Fortress is a lessee under operating leases for office space located in a number of locations worldwide.

(dollars in tables in thousands, except share data)

The following is a summary of major lease terms:

	New York Leases	Other Leases
Lease end date	Dec-2016	Various dates through Jan-2019
Escalations	Generally, a fixed percentage of the landlord's annual operating expenses and tax expense.	Generally, a fixed percentage of the landlord's annual operating expenses and tax expense.
Free rent periods	5 - 12 months	1 - 16.5 months
Leasehold improvement incentives	$2,419	$2,239
Renewal periods	5 - year option on one lease and remainder have none	Various, up to 5 years (some have none)

Minimum future rental payments (excluding expense escalations) under these leases is as follows:

Year Ending December 31,	
2013	$ 24,511
2014	23,238
2015	20,870
2016	19,371
2017	2,414
Thereafter	215
Total	$ 90,619

Rent expense, including operating expense escalations, during the years ended December 31, 2012, 2011 and 2010 was $24.4 million, $27.2 million, and $22.8 million, respectively, and was included in General, Administrative and Other Expense.

In September 2012, Fortress sublet a portion of its office space at a loss. In connection with this, Fortress recorded lease related charges of $3.3 million to General, Administrative, and Other expense.

11. SEGMENT REPORTING

Fortress conducts its management and investment business through the following primary segments: (i) private equity funds, (ii) Castles, (iii) liquid hedge funds, (iv) credit hedge funds, (v) credit PE funds, (vi) Logan Circle, and (vii) principal investments in these funds as well as cash that is available to be invested. These segments are differentiated based on their varying strategies and, secondarily, on fund investor terms.

The amounts not allocated to a segment consist primarily of certain general and administrative expenses. Where applicable, portions of the general and administrative expenses have been allocated between the segments, primarily based on headcount. Interest expense is included in the principal investments segment.

Management assesses Fortress's segments on a Fortress Operating Group and pre-tax basis and therefore adds back the interests in consolidated subsidiaries related to Fortress Operating Group units (primarily held by the Principals) and income tax expense.

Management assesses the net performance of each segment based on its "distributable earnings" ("DE") and utilizes "fund management distributable earnings" or "fund management DE" as a supplemental measure of segment performance. Neither distributable earnings or fund management DE is a measure of cash generated by operations which is available for distribution. Rather, they are supplemental measures of operating performance used by management in analyzing its segment and overall results. Neither distributable earnings or fund management DE should be considered as an alternative to cash flow, in accordance with GAAP, as a measure of Fortress's liquidity, and they are not necessarily indicative of cash available to fund cash needs (including dividends and distributions).

"Distributable earnings" for the existing Fortress businesses is equal to net income (loss) attributable to Fortress's Class A shareholders adjusted as follows:

Incentive Income

(xi) a. for Fortress Funds which are private equity funds and credit PE funds, adding (a) incentive income paid (or declared as a distribution) to Fortress, less an applicable reserve for potential future clawbacks if the likelihood of a clawback is deemed greater than remote by Fortress's chief operating decision maker as described below (net of the reversal of any prior such reserves that are no longer deemed necessary), minus (b) incentive income recorded in accordance with GAAP,

b. for other Fortress Funds, at interim periods, adding (a) incentive income on an accrual basis as if the incentive income from these funds were payable on a quarterly basis, minus (b) incentive income recorded in accordance with GAAP,

Other Income

(xii) with respect to income from certain principal investments and certain other interests that cannot be readily transferred or redeemed:

d. for equity method investments in the private equity funds and credit PE funds as well as indirect equity method investments in hedge fund special investment accounts (which generally have investment profiles similar to private equity funds), treating these investments as cost basis investments by adding (a) realizations of income, primarily dividends, from these funds, minus (b) impairment with respect to these funds, if necessary, minus (c) equity method earnings (or losses) recorded in accordance with GAAP,

e. subtracting gains (or adding losses) on stock options held in the Castles,

f. subtracting unrealized gains (or adding unrealized losses) on direct investments in publicly traded portfolio companies and in the Castles,

(xiii) adding (a) proceeds from the sale of shares received pursuant to the exercise of stock options in certain of the Castles, in excess of their strike price, minus (b) management fee income recorded in accordance with GAAP in connection with the receipt of these options,

Expenses

(xiv) adding or subtracting, as necessary, the employee profit sharing in incentive income described in (i) above to match the timing of the expense with the revenue,

(xv) adding back equity-based compensation expense (including Castle options assigned to employees, RSUs and RPUs (including the portion of related dividend and distribution equivalents recorded as compensation expense), restricted shares and the LTIP and STIP),

(xvi) adding or subtracting, as necessary, any changes in the fair value of contingent consideration payable with respect to the acquisition of a business, to the extent management intends to pay it in equity and it is recorded on the statement of operations under GAAP,

(xvii) adding back the amortization of intangible assets and any impairment of goodwill or intangible assets recorded under GAAP,

(xviii) adding back compensation expense recorded in connection with the forfeiture arrangements entered into among the principals, which expired in December 2011 (Note 8),

(xix) adding the income (or subtracting the loss) allocable to the interests in consolidated subsidiaries attributable to Fortress Operating Group units, and

(xx) adding back income tax benefit or expense and any income or expense recorded in connection with the tax receivable agreement (Note 6).

Fund management DE is equal to distributable earnings excluding investment-related results (specifically, investment income (loss) and interest expense) and is used by management to measure performance of the operating (management) business on a stand-alone basis. Fortress defines its segment operating margin to be equal to fund management DE divided by segment revenues.

Management believes only the incentive income related to realized fund income should be considered available for distribution, subject to a possible reserve, determined on a fund by fund basis, as necessary, for potential future clawbacks deemed to have more than a remote likelihood of occurring by Fortress's chief operating decision maker as described below. As such, distributable earnings generally includes incentive income to the extent it relates to paid or declared distributions from Fortress Funds' investments that have been monetized through sale or financing. This type of incentive income is not recorded as revenue for GAAP purposes, under the revenue recognition method Fortress has selected, until the possibility of a clawback is resolved. This GAAP method is not completely reflective of value created during the period which is available for distribution as it disregards the likelihood that any contingent repayment will in fact occur.

Distributable earnings is limited in its usefulness in measuring earnings because it recognizes as revenues amounts which are subject to contingent repayment, it ignores potentially significant unrealized gains and losses and it does not fully reflect the economic costs to Fortress by ignoring certain equity-based compensation expenses. Fund management DE is further limited due to its exclusion of the performance of our investments and related financing, which are material.

Management utilizes distributable earnings and fund management DE as well as net income in its analysis of the overall performance of Fortress and notes that the measures are each useful for different purposes.

Total segment assets are equal to total GAAP assets adjusted for:

(i) any difference between the GAAP carrying amount of equity method investments and their carrying amount for segment reporting purposes, which is generally fair value for publicly traded investments and net asset value for nonpublic investments,
(ii) employees' and others' portions of investments, which are reported gross for GAAP purposes (as assets offset by Principals' and others' interests in equity of consolidated subsidiaries) but net for segment reporting purposes,
(iii) the difference, if any, between the GAAP carrying amount of intangible assets and goodwill and their carrying amount for segment reporting purposes resulting from the distributable earnings adjustments listed above, and
(iv) at interim periods, the accrued incentive income recorded for distributable earnings purposes in relation to the incentive income reconciling items in (i)(b) above.

In January 2012, Fortress changed the method it uses to allocate expenses between its operating segments in order to match the method used in computing Principal Performance Payments (Note 7) under its new employment agreements with the Principals. Prior period segment results have not been restated for comparability since it is impractical to do so. The change in expense allocation methodology has no effect on aggregate segment expenses or distributable earnings. The primary impact of applying the current expense allocation methodology to the years ended December 31, 2011 and 2010 would be a shift of approximately $64.1 million and $57.1 million, respectively, of expenses from the Credit Hedge Funds segment to the Credit PE Funds segment.

Furthermore, in January 2012, Fortress determined that Logan Circle was a reportable segment as it became material to Fortress's operations. As a result, Logan Circle has been disaggregated from the "Unallocated" amounts for all periods presented.

Distributable Earnings Impairment

For purposes of this discussion, the term "private equity funds" includes hedge fund special investment accounts, which have investment profiles that are generally similar to private equity funds, Castles and credit PE funds.

Pursuant to the definition of Distributable Earnings ("DE") above, impairment is taken into account in the calculation in two ways: first, in section (i)(a) regarding private equity incentive income, and, second, in section (ii)(a) regarding equity method investments in private equity funds. Pursuant to section (ii)(a), distributable earnings does not include unrealized losses from investments in private equity funds, unless an impairment is required to be recognized.

DE is Fortress's segment measure of operating performance and is defined by Fortress's "chief operating decision maker" ("CODM"), which is its management committee. The CODM receives performance reports on Fortress's segments on a DE basis pursuant to their requirements for managing Fortress's business.

Investments in Private Equity Funds

Unrealized changes in the value of investments in private equity funds are not recorded through distributable earnings, subject to potential impairment. An analysis for potential impairment is performed whenever the reported net asset value ("NAV") of a fund attributable to Fortress's investment is less than its cost basis in such investment. The NAV of a fund is equal to the fair value of its assets less its liabilities. Fortress analyzes these investments for impairment using the "other than temporary" impairment criteria in a manner similar to the one specified for accounting for certain debt and equity securities under GAAP. As a result, a fund investment is considered impaired for DE purposes whenever it is determined by the CODM that Fortress does not have the intent and ability to hold the investment to an anticipated recovery in value, if any, to or above Fortress's cost basis.

Private Equity Incentive Income

For DE purposes, incentive income is recognized from private equity funds as it is realized, subject to a reserve for potential clawback if the likelihood of clawback is determined to be greater than remote by the CODM. Incentive income from the private equity funds is paid to Fortress as particular investments are realized. However, it is subject to contingent repayment (or clawback) if the fund as a whole does not meet certain performance criteria.

(dollars in tables in thousands, except share data)

Fortress's CODM has defined "remote" in this context to mean that management does not believe there is a reasonable likelihood of a clawback and therefore its base case expectations of a fund's performance do not include a promote clawback. This is an easier threshold to meet than the "other than temporary" threshold used for estimating investment impairment. Management's base case expectations are generally not greatly impacted by short-term volatility in the value of a fund's portfolio companies, including the market prices of the shares of publicly traded portfolio companies, unless either (a) the operating performance of the underlying company, or the value of its assets, are expected to be impacted on a long-term basis (long-term being defined in relation to the remaining life of a given fund), or (b) the value has been depressed below a breakeven point (as described below) for a period in excess of 6-9 months (as circumstances and other factors dictate). These criteria reflect the CODM's belief that short term changes in the values of portfolio companies do not have a material impact on the likelihood of a clawback, absent deterioration in such companies' operating performance or in the value of their underlying assets.

Fortress conducts an analysis at each quarter end to determine whether a clawback reserve is required. The factors that enter into this analysis include: the amount of intrinsic unrealized gains or losses within each fund, the period of time until expected final realization, the diversification of the fund's investments, the expected future performance of the fund, the period of time the fund has been in an intrinsic clawback position (i.e. liquidation at NAV would indicate a clawback, if any), and others as determined by management and the CODM. The point at which a liquidation at NAV would indicate no clawback and no additional promote payment is referred to as the breakeven point.

Clawback Reserve on Incentive Income for DE Purposes

Fortress had recognized incentive income for DE purposes from certain private equity funds and credit PE funds, which are subject to contingent clawback, as of December 31, 2012:

Fund (A)	Net Intrinsic Clawback (B)	Periods in Intrinsic Clawback	Prior Year-End Inception-to-Date Net DE Reserve	Current Year-to-Date Gross DE Reserve	Current Year-to-Date Net DE Reserve	Inception-to-Date Net DE Reserve	Notes
Fund II	$ 2,417	17 Quarters	$ 11,435	$ (8,380)	$ (5,365)	$ 6,070	(C)
Fund III	45,108	20 Quarters	45,108	-	-	45,108	(D)
FRID	10,041	22 Quarters	10,041	-	-	10,041	(D)
Total	$ 57,566		$ 66,584	$ (8,380)	$ (5,365)	$ 61,219	

(A) Fortress has recognized incentive income for DE purposes from the following funds, which do not have intrinsic clawback and for which the CODM has determined no clawback reserve is necessary: Fund I, Credit Opportunities Fund, FCO Managed Account #1, Real Estate Opportunities Fund, Net Lease Fund I and Japan Opportunity Fund.
(B) See Note 3.
(C) During 2012, the CODM determined it was appropriate to reverse $5.4 million of the clawback reserve. The previously recorded reserves with respect to this fund exceeded its net intrinsic clawback by approximately $4.9 million immediately prior to December 31, 2012.
(D) The potential clawback on these funds has been fully reserved in prior periods.

Impairment Determination and Embedded Gain/Loss

During the years ended December 31, 2012, 2011 and 2010, Fortress recorded $1.3 million, $3.6 million and $5.1 million, respectively, of impairment on its direct and indirect investments in its funds for segment reporting purposes. As of December 31, 2012, Fortress had $2.5 million of unrealized losses on certain investments that have not been recorded as impairment. As of December 31, 2012, Fortress's share of the net asset value of its direct and indirect investments exceeded its segment cost basis by $471.9 million, representing unrealized gains.

During the years ended December 31, 2012, 2011 and 2010, Fortress recorded ($5.4) million, $2.9 million and $0.0 million, respectively, of net clawback reserves for DE purposes, including (reversals) of prior reserves.

Fortress expects aggregate returns on its private equity funds and credit PE funds that are in an unrealized investment loss or intrinsic clawback position, after taking reserves into account, to ultimately exceed their carrying amount or breakeven point, as applicable. If such funds were liquidated at their December 31, 2012 NAV (although Fortress has no current intention of doing so), the result would be additional impairment losses and reserves for DE purposes of approximately $2.5 million.

(dollars in tables in thousands, except share data)

Embedded Incentive Income

In addition to the $614.5 million of gross undistributed incentive income (Note 3), $527.4 million net, if Fortress had exercised all of its in-the-money Newcastle options (Note 4) and sold all of the resulting shares at their December 31, 2012 closing price, it would have recorded $29.2 million of gross additional distributable earnings, or $20.7 million net of employee interests.

Segment Results of Operations

Summary financial data on Fortress's segments is presented on the following pages, together with a reconciliation to revenues, assets and net income (loss) for Fortress as a whole. Fortress's investments in, and earnings (losses) from, its equity method investees by segment are presented in Note 4.

	Private Equity		Liquid	Credit					
	Funds	Castles	Hedge Funds	Hedge Funds	PE Funds	Logan Circle	Principal Investments	Unallocated	Fortress Subtotal
December 31, 2012 and the Year then Ended									
Segment revenues									
Management fees	$ 119,492	$ 56,255	$ 77,531	$ 101,194	$ 98,393	$ 26,796	$ -	$ -	$ 479,661
Incentive income	10,993	242	67,645	130,305	68,568	-	-	-	277,753
Segment revenues - total	$ 130,485	$ 56,497	$ 145,176	$ 231,499	$ 166,961	$ 26,796	$ -	$ -	$ 757,414
Fund management distributable earnings (loss) before Principal Performance Payments (B)	$ 85,389	$ 29,869	$ 50,316	$ 105,999	$ 34,599	$ (9,793)	$ -	$ 576	$ 296,955
Fund management distributable earnings (loss)	$ 85,389	$ 28,809	$ 45,284	$ 92,523	$ 34,015	$ (9,793)	$ -	$ 576	$ 276,803
Pre-tax distributable earnings (loss)	$ 85,389	$ 28,809	$ 45,284	$ 92,523	$ 34,015	$ (9,793)	$ 708	$ 576	$ 277,511
Total segment assets	$ 48,594	$ 8,661	$ 73,588	$ 127,156	$ 37,462	$ 32,207	$ 1,349,433	$ 500,326 (A)	$ 2,177,427

(A) Unallocated assets include deferred tax assets of $402.1 million.

	Private Equity		Liquid	Credit					
	Funds	Castles	Hedge Funds	Hedge Funds	PE Funds	Logan Circle	Principal Investments	Unallocated	Fortress Subtotal
December 31, 2011 and the Year then Ended									
Segment revenues									
Management fees	$ 131,898	$ 53,357	$ 108,873	$ 121,835	$ 73,273	$ 20,050	$ -	$ -	$ 509,286
Incentive income	(1,748)	-	3,787	78,460	117,598	-	-	-	198,097
Segment revenues - total	$ 130,150	$ 53,357	$ 112,660	$ 200,295	$ 190,871	$ 20,050	$ -	$ -	$ 707,383
Fund management distributable earnings (loss) before Principal Performance Payments (B)	$ 92,813	$ 24,798	$ 13,750	$ 37,217	$ 101,169	$ (17,278)	$ -	$ 430	$ 252,899
Fund management distributable earnings (loss)	$ 92,813	$ 24,798	$ 13,750	$ 37,217	$ 101,169	$ (17,278)	$ -	$ 430	$ 252,899
Pre-tax distributable earnings (loss)	$ 92,813	$ 24,798	$ 13,750	$ 37,217	$ 101,169	$ (17,278)	$ (10,681)	$ 430	$ 242,218
Total segment assets	$ 162,011	$ 6,185	$ 6,710	$ 93,681	$ 25,358	$ 28,442	$ 1,411,193	$ 502,754	$ 2,236,334
Year Ended December 31, 2010									
Segment revenues									
Management fees	$ 138,038	$ 48,135	$ 98,671	$ 124,180	$ 48,421	$ 13,315	$ -	$ -	$ 470,760
Incentive income	41,649	-	67,159	102,712	157,646	-	-	-	369,166
Segment revenues - total	$ 179,687	$ 48,135	$ 165,830	$ 226,892	$ 206,067	$ 13,315	$ -	$ -	$ 839,926
Fund management distributable earnings (loss) before Principal Performance Payments (B)	$ 126,869	$ 18,012	$ 63,647	$ 72,255	$ 95,813	$ (14,910)	$ -	$ (3,685)	$ 358,001
Fund management distributable earnings (loss)	$ 126,869	$ 18,012	$ 63,647	$ 72,255	$ 95,813	$ (14,910)	$ -	$ (3,685)	$ 358,001
Pre-tax distributable earnings (loss)	$ 126,869	$ 18,012	$ 63,647	$ 72,255	$ 95,813	$ (14,910)	$ 14,194	$ (3,685)	$ 372,195

(dollars in tables in thousands, except share data)

Reconciling items between segment measures and GAAP measures:

	December 31, (or Year then Ended)		
	2012	2011	2010
Fund management distributable earnings	$ 276,803	$ 252,899	$ 358,001
Investment income (loss)	16,211	7,668	33,840
Interest expense	(15,503)	(18,349)	(19,646)
Pre-tax distributable earnings	277,511	242,218	372,195
Adjust incentive income			
Incentive income received from private equity funds and credit PE funds, subject to contingent repayment	$ (68,568)	$ (117,598)	$ (193,858)
Incentive income received from third parties, subject to contingent repayment	(3,023)	(3,229)	(2,790)
Incentive income accrued from private equity funds and credit PE funds, not subject to contingent repayment	77,993	80,093	161,028
Incentive income received from private equity funds and credit PE funds, not subject to contingent repayment	(2,613)	(2,790)	(5,436)
Incentive income received from the sale of shares related to options	(242)	-	-
Reserve for clawback, gross (see discussion above)	(8,380)	4,538	-
	(4,833)	(38,986)	(41,056)
Adjust other income			
Distributions of earnings from equity method investees**	(6,028)	(11,158)	(15,065)
Earnings (losses) from equity method investees**	141,697	34,623	86,874
Gains (losses) on options in equity method investees	6,040	(5,238)	2,401
Gains (losses) on other investments	41,224	(23,015)	804
Impairment of investments (see discussion above)	1,338	3,562	5,089
Adjust income from the receipt of options	21,524	12,615	-
	205,795	11,389	80,103
Adjust employee, Principal and director compensation			
Adjust employee, Principal and director equity-based compensation expense (including Castle options assigned)	(221,975)	(233,681)	(217,766)
Adjust employee portion of incentive income from private equity funds, accrued prior to the realization of incentive income	3,015	(1,623)	-
	(218,960)	(235,304)	(217,766)
Adjust mark-to-market of contingent consideration in business combination	-	3,122	878
Adjust amortization of intangible assets and impairment of goodwill and intangible assets	(46)	(21,423)	(1,241)
Adjust Principals' forfeiture agreement expense (expired in 2011)	-	(1,051,197)	(952,077)
Adjust non-controlling interests related to Fortress Operating Group units	(132,950)	691,006	507,376
Adjust tax receivable agreement liability	(8,870)	3,098	22,036
Adjust income taxes	(39,363)	(35,438)	(55,059)
Total adjustments	(199,227)	(673,733)	(656,806)
Net Income (Loss) Attributable to Class A Shareholders	78,284	(431,515)	(284,611)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	140,538	(685,821)	(497,082)
Net Income (Loss) (GAAP)	$ 218,822	$ (1,117,336)	$ (781,693)
Total segment assets	$ 2,177,427	$ 2,236,334	
Adjust equity investments from segment carrying amount	(33,129)	(33,911)	
Adjust investments gross of employees' and others' portion	39,905	40,927	
Adjust goodwill and intangible assets to cost	(22,710)	(22,664)	
Total assets (GAAP)	$ 2,161,493	$ 2,220,686	

** This adjustment relates to all of the private equity and credit PE Fortress Funds and hedge fund special investment accounts in which Fortress has an investment.

(dollars in tables in thousands, except share data)

Reconciling items between segment measures and GAAP measures:

	December 31, (or Year then Ended)		
	2012	2011	2010
Segment revenues	$ 757,414	$ 707,383	$ 839,926
Adjust management fees	522	500	(1,821)
Adjust incentive income	(5,153)	(40,877)	(43,978)
Adjust income from the receipt of options	21,524	12,615	-
Adjust other revenues (including expense reimbursements)*	195,562	179,007	156,118
Total revenues (GAAP)	$ 969,869	$ 858,628	$ 950,245

*Segment revenues do not include GAAP other revenues, except to the extent they represent management fees or incentive income; such revenues are included elsewhere in the calculation of distributable earnings.

Fortress's depreciation and amortization expense by segment was as follows. Amortization expense, related to intangible assets, is not a component of distributable earnings:

	Private Equity		Liquid	Credit Funds				
			Hedge	Hedge		Logan		
	Funds	Castles	Funds	Funds	PE Funds	Circle	Unallocated	Total
Year Ended December 31,								
2012								
Depreciation	$ 1,868	$ 484	$ 2,218	$ 5,996	$ 386	$ 329	$ 3,604	$ 14,885
Amortization	-	-	-	-	-	46	-	46
Total	$ 1,868	$ 484	$ 2,218	$ 5,996	$ 386	$ 375	$ 3,604	$ 14,931
2011								
Depreciation	$ 1,677	$ 399	$ 1,724	$ 4,072	$ 405	$ 388	$ 3,311	$ 11,976
Amortization (including impairment - Note 3)	-	-	-	-	-	21,423	-	21,423
Total	$ 1,677	$ 399	$ 1,724	$ 4,072	$ 405	$ 21,811	$ 3,311	$ 33,399
2010								
Depreciation	$ 1,656	$ 396	$ 1,638	$ 3,057	$ 902	$ 342	$ 3,461	$ 11,452
Amortization	-	-	-	-	-	1,241	-	1,241
Total	$ 1,656	$ 396	$ 1,638	$ 3,057	$ 902	$ 1,583	$ 3,461	$ 12,693

12. SUBSEQUENT EVENTS

These financial statements include a discussion of material events, if any, which have occurred subsequent to December 31, 2012 (referred to as "subsequent events") through the issuance of these consolidated financial statements. Events subsequent to that have not been considered in these financial statements.

In January 2013, Fortress granted 4.6 million RSUs to its employees and affiliates valued at an aggregate of $23.4 million on the grant date. These RSUs generally vest over three years. Furthermore, 8.0 million existing RSUs and 10.3 million existing RPUs vested in January 2013 and the related Class A shares and Class B shares, as applicable, will be delivered within six months pursuant to the plan documents. A portion of these Class A shares may be sold to cover withholding tax requirements.

In January 2013, Newcastle issued 57.5 million shares of its common stock in a public offering at a price to the public of $9.35 per share. For the purposes of compensating Fortress for its successful efforts in raising capital for Newcastle, in connection with this offering, Newcastle granted options to Fortress to purchase 5,750,000 shares of Newcastle's common stock at the public offering price, which were valued at approximately $18.0 million. The options were fully vested upon issuance, become exercisable over thirty months and have a ten-year term. In connection with this offering, two of the Principals each purchased 106,950 shares of Newcastle at the public offering price.

(dollars in tables in thousands, except share data)

In February 2013, Newcastle issued 23.0 million shares of its common stock in a public offering at a price to the underwriters of $10.34 per share. For the purposes of compensating Fortress for its successful efforts in raising capital for Newcastle, in connection with this offering, Newcastle granted options to Fortress to purchase 2,300,000 shares of Newcastle's common stock with a strike price of $10.48 per share, which were valued at approximately $8.4 million. The options were fully vested upon issuance, become exercisable over thirty months and have a ten-year term. In connection with this offering, two of the Principals each purchased 95,500 shares of Newcastle at a price of $10.48 per share.

In February 2013, Fortress terminated its existing $60.0 million revolving credit facility and entered into a new $150.0 million revolving credit facility (the "2013 Credit Agreement") with a $15.0 million letter of credit subfacility. At closing, $147.1 million was available to be drawn. The 2013 Credit Agreement generally bears interest at an annual rate equal to LIBOR plus an applicable rate that fluctuates depending upon our credit rating (based upon our current credit rating the interest rate is equal to LIBOR plus 2.50% per annum), and a commitment fee on undrawn amounts that fluctuates depending upon our credit rating (based upon our current credit rating the commitment fee is 0.40% per annum), as well as other customary fees. The obligations under the 2013 Credit Agreement mature in February 2016. In connection with the closing of the 2013 Credit Agreement, approximately $2.0 million of fees and expenses were paid. The 2013 Credit Agreement is collateralized by substantially all of Fortress Operating Group's assets, including its rights to fees from the Fortress Funds and its equity interests therein, other than fees from Fortress's senior living property manager. The 2013 Credit Agreement contains customary representations and warranties, events of default, and affirmative and negative covenants, including restrictions on liens and indebtedness and requirements for minimum AUM (as defined), a maximum leverage ratio (as defined) and a minimum interest coverage ratio (as defined).

Additional subsequent events are described in Notes 5 and 9.

13. CONSOLIDATING FINANCIAL INFORMATION

The consolidating financial information presents the balance sheet, statement of operations and statement of cash flows for Fortress Operating Group (on a combined basis) and Fortress Investment Group LLC (including its consolidated subsidiaries other than those within Fortress Operating Group) on a deconsolidated basis, as well as the related eliminating entries for intercompany balances and transactions, which sum to Fortress Investment Group's consolidated financial statements as of, and for the years ended, December 31, 2012, 2011 and 2010.

Fortress Operating Group includes all of Fortress's operating and investing entities. The upper tier Fortress Operating Group entities are the obligors on Fortress's credit agreement (Note 5). Segregating the financial results of this group of entities provides a more transparent view of the capital deployed in Fortress's businesses as well as the relevant ratios for borrowing entities.

(dollars in tables in thousands, except share data)

2012

The consolidating balance sheet information as of December 31, 2012 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Assets				
Cash and cash equivalents	$ 104,149	$ 93	$ -	$ 104,242
Due from affiliates	297,200	176,749	(193,392)	280,557
Investments	1,249,761	468,707	(468,707)	1,249,761
Deferred tax asset	4,374	397,761	-	402,135
Other assets	117,855	6,943	-	124,798
	$ 1,773,339	$ 1,050,253	$ (662,099)	$ 2,161,493
Liabilities and Equity				
Liabilities				
Accrued compensation and benefits	$ 146,911	$ -	$ -	$ 146,911
Due to affiliates	280,370	270,429	(193,392)	357,407
Deferred incentive income	231,846	-	-	231,846
Debt obligations payable	-	149,453	-	149,453
Other liabilities	55,326	3,900	-	59,226
	714,453	423,782	(193,392)	944,843
Commitments and Contingencies				
Equity				
Paid-in capital	5,678,323	2,119,102	(5,678,323)	2,119,102
Retained earnings (accumulated deficit)	(4,662,960)	(1,486,578)	4,662,960	(1,486,578)
Treasury shares (2,082,684 Class A shares held by subsidiary)	(7,289)	(3,419)	7,289	(3,419)
Accumulated other comprehensive income (loss)	(8,628)	(2,634)	8,628	(2,634)
Total Fortress shareholders' equity (B)	999,446	626,471	(999,446)	626,471
Principals' and others' interests in equity of consolidated subsidiaries	59,440	-	530,739	590,179
Total Equity	1,058,886	626,471	(468,707)	1,216,650
	$ 1,773,339	$ 1,050,253	$ (662,099)	$ 2,161,493

(A) Other than Fortress Operating Group.
(B) Includes the Principals' (and one senior employee's) equity in the Fortress Operating Group column, which is eliminated in consolidation.

(dollars in tables in thousands, except share data)

The consolidating statement of operations information for the year ended December 31, 2012 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Revenues				
Management fees: affiliates	$ 456,090	$ -	$ -	$ 456,090
Management fees: non-affiliates	45,617	-	-	45,617
Incentive income: affiliates	246,438	-	-	246,438
Incentive income: non-affiliates	26,162	-	-	26,162
Expense reimbursements from affiliates	189,304	-	-	189,304
Other revenues	6,248	180	(170)	6,258
	969,859	180	(170)	969,869
Expenses				
Interest expense	15,481	470	(170)	15,781
Compensation and benefits	750,359	-	-	750,359
General, administrative and other	127,148	1	-	127,149
Depreciation and amortization	14,931	-	-	14,931
	907,919	471	(170)	908,220
Other Income (Loss)				
Gains (losses)	48,921	-	-	48,921
Tax receivable agreement liability adjustment	-	(8,870)	-	(8,870)
Earnings (losses) from equity method investees	156,530	115,232	(115,232)	156,530
	205,451	106,362	(115,232)	196,581
Income (Loss) Before Income Taxes	267,391	106,071	(115,232)	258,230
Income tax benefit (expense)	(11,621)	(27,787)	-	(39,408)
Net Income (Loss)	$ 255,770	$ 78,284	$ (115,232)	$ 218,822
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 7,588	$ -	$ 132,950	$ 140,538
Net Income (Loss) Attributable to Class A Shareholders (B)	$ 248,182	$ 78,284	$ (248,182)	$ 78,284

(A) Other than Fortress Operating Group.

(B) Includes net income (loss) attributable to the Principals' (and one senior employee's) interests in the Fortress Operating Group column, which is eliminated in consolidation.

(dollars in tables in thousands, except share data)

The consolidating statement of cash flows information for the year ended December 31, 2012 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Cash Flows From Operating Activities				
Net income (loss)	$ 255,770	$ 78,284	$ (115,232)	$ 218,822
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	14,931	-	-	14,931
Other amortization and accretion	2,942	-	-	2,942
(Earnings) losses from equity method investees	(156,530)	(115,232)	115,232	(156,530)
Distributions of earnings from equity method investees	59,785	-	-	59,785
(Gains) losses	(48,921)	-	-	(48,921)
Deferred incentive income	(77,993)	-	-	(77,993)
Deferred tax (benefit) expense	1,306	28,136	-	29,442
Adjustment of estimated forfeited non-cash compensation	(1,691)	-	-	(1,691)
Options received from affiliates	(21,524)	-	-	(21,524)
Tax receivable agreement liability adjustment	-	8,870	-	8,870
Equity-based compensation	213,274	-	-	213,274
Options in affiliates granted to employees	10,134	-	-	10,134
Allowance for doubtful accounts	796	-	-	796
Cash flows due to changes in				
Due from affiliates	(75,570)	(162)	16,805	(58,927)
Other assets	(19,699)	(699)	-	(20,398)
Accrued compensation and benefits	(75,390)	-	-	(75,390)
Due to affiliates	16,046	(17,482)	(16,805)	(18,241)
Deferred incentive income	65,361	-	-	65,361
Other liabilities	(2,955)	163	-	(2,792)
Net cash provided by (used in) operating activities	160,072	(18,122)	-	141,950
Cash Flows From Investing Activities				
Contributions to equity method investees	(63,798)	(49,328)	49,328	(63,798)
Distributions of capital from equity method investees	140,712	27,592	(27,592)	140,712
Purchase of fixed assets	(10,375)	-	-	(10,375)
Net cash provided by (used in) investing activities	66,539	(21,736)	21,736	66,539
Cash Flows From Financing Activities				
Repayments of debt obligations	(261,250)	-	-	(261,250)
Issuance (purchase) of Class A shares (RSU settlements)	(49,328)	49,328	-	-
Repurchase of shares and RSUs	(37,776)	-	-	(37,776)
Capital contributions (distributions)	49,328	-	(49,328)	-
Dividends and dividend equivalents paid	(29,385)	(42,377)	27,592	(44,170)
Principals' and others' interests in equity of consolidated subsidiaries - contributions	431	-	-	431
Principals' and others' interests in equity of consolidated subsidiaries - distributions	(94,648)	-	-	(94,648)
Net cash provided by (used in) financing activities	(422,628)	6,951	(21,736)	(437,413)
Net Increase (Decrease) in Cash and Cash Equivalents	(196,017)	(32,907)	-	(228,924)
Cash and Cash Equivalents, Beginning of Period	300,166	33,000	-	333,166
Cash and Cash Equivalents, End of Period	$ 104,149	$ 93	$ -	$ 104,242

(A) Other than Fortress Operating Group.

(dollars in tables in thousands, except share data)

2011

The consolidating balance sheet information as of December 31, 2011 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Assets				
Cash and cash equivalents	$ 300,166	$ 33,000	$ -	$ 333,166
Due from affiliates	298,689	17,105	(17,105)	298,689
Investments	1,079,777	314,681	(314,681)	1,079,777
Deferred tax asset	3,689	396,507	-	400,196
Other assets	103,679	5,179	-	108,858
	$ 1,786,000	$ 766,472	$ (331,786)	$ 2,220,686
Liabilities and Equity				
Liabilities				
Accrued compensation and benefits	$ 247,024	$ -	$ -	$ 247,024
Due to affiliates	92,223	279,040	(17,105)	354,158
Deferred incentive income	238,658	-	-	238,658
Debt obligations payable	261,250	-	-	261,250
Other liabilities	57,203	1	-	57,204
	896,358	279,041	(17,105)	1,158,294
Commitments and Contingencies				
Equity				
Paid-in capital	5,477,403	1,972,711	(5,477,403)	1,972,711
Retained earnings (accumulated deficit)	(4,649,486)	(1,484,120)	4,649,486	(1,484,120)
Accumulated other comprehensive income (loss)	(6,205)	(1,160)	6,205	(1,160)
Total Fortress shareholders' equity (B)	821,712	487,431	(821,712)	487,431
Principals' and others' interests in equity of consolidated subsidiaries	67,930	-	507,031	574,961
Total Equity	889,642	487,431	(314,681)	1,062,392
	$ 1,786,000	$ 766,472	$ (331,786)	$ 2,220,686

(A) Other than Fortress Operating Group.
(B) Includes the Principals' (and one senior employee's) equity in the Fortress Operating Group column, which is eliminated in consolidation.

(dollars in tables in thousands, except share data)

The consolidating statement of operations information for the year ended December 31, 2011 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Revenues				
Management fees: affiliates	$ 464,305	$ -	$ -	$ 464,305
Management fees: non-affiliates	58,096	-	-	58,096
Incentive income: affiliates	155,303	-	-	155,303
Incentive income: non-affiliates	1,917	-	-	1,917
Expense reimbursements from affiliates	172,465	-	-	172,465
Other revenues	6,516	31	(5)	6,542
	858,602	31	(5)	858,628
Expenses				
Interest expense	18,336	195	(5)	18,526
Compensation and benefits	706,060	-	-	706,060
Principals agreement compensation	1,051,197	-	-	1,051,197
General, administrative and other	145,726	-	-	145,726
Depreciation and amortization (including impairment)	33,399	-	-	33,399
	1,954,718	195	(5)	1,954,908
Other Income (Loss)				
Gains (losses)	(30,054)	-	-	(30,054)
Tax receivable agreement liability adjustment	-	3,098	-	3,098
Earnings (losses) from equity method investees	41,935	(414,641)	414,641	41,935
	11,881	(411,543)	414,641	14,979
Income (Loss) Before Income Taxes	(1,084,235)	(411,707)	414,641	(1,081,301)
Income tax benefit (expense)	(16,227)	(19,808)	-	(36,035)
Net Income (Loss)	$ (1,100,462)	$ (431,515)	$ 414,641	$ (1,117,336)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 5,185	$ -	$ (691,006)	$ (685,821)
Net Income (Loss) Attributable to Class A Shareholders (B)	$ (1,105,647)	$ (431,515)	$ 1,105,647	$ (431,515)

(A) Other than Fortress Operating Group.
(B) Includes net income (loss) attributable to the Principals' (and one senior employee's) interests in the Fortress Operating Group column, which is eliminated in consolidation.

(dollars in tables in thousands, except share data)

The consolidating statement of cash flows information for the year ended December 31, 2011 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Cash Flows From Operating Activities				
Net income (loss)	$ (1,100,462)	$ (431,515)	$ 414,641	$ (1,117,336)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	33,399	-	-	33,399
Other amortization and accretion	1,477	-	-	1,477
(Earnings) losses from equity method investees	(41,935)	414,641	(414,641)	(41,935)
Distributions of earnings from equity method investees	23,719	-	-	23,719
(Gains) losses	30,054	-	-	30,054
Deferred incentive income	(80,093)	-	-	(80,093)
Deferred tax (benefit) expense	3,668	20,954	-	24,622
Options received from affiliates	(12,615)	-	-	(12,615)
Tax receivable agreement liability adjustment	-	(3,098)	-	(3,098)
Equity-based compensation, including Principals' Agreement	1,284,086	-	-	1,284,086
Allowance for doubtful accounts	5,263	-	-	5,263
Cash flows due to changes in				
Due from affiliates	(133,322)	9,129	(9,129)	(133,322)
Other assets	1,428	5,894	-	7,322
Accrued compensation and benefits	51,166	-	-	51,166
Due to affiliates	(5,076)	(13,406)	9,129	(9,353)
Deferred incentive income	112,068	-	-	112,068
Other liabilities	(4,022)	(3,159)	-	(7,181)
Net cash provided by (used in) operating activities	168,803	(560)	-	168,243
Cash Flows From Investing Activities				
Contributions to equity method investees	(82,610)	(77,465)	77,465	(82,610)
Distributions of capital from equity method investees	180,855	32,145	(32,145)	180,855
Purchase of fixed assets	(17,713)	-	-	(17,713)
Acquisitions, net of cash received	-	-	-	-
Net cash provided by (used in) investing activities	80,532	(45,320)	45,320	80,532
Cash Flows From Financing Activities				
Repayments of debt obligations	(16,250)	-	-	(16,250)
Issuance (purchase) of Class A shares (RSU settlements)	(77,465)	77,465	-	-
Capital contributions (distributions)	77,465	-	(77,465)	-
Dividends and dividend equivalents paid	(32,145)	-	32,145	-
Principals' and others' interests in equity of consolidated subsidiaries - contributions	13,484	-	-	13,484
Principals' and others' interests in equity of consolidated subsidiaries - distributions	(123,475)	-	-	(123,475)
Net cash provided by (used in) financing activities	(158,386)	77,465	(45,320)	(126,241)
Net Increase (Decrease) in Cash and Cash Equivalents	90,949	31,585	-	122,534
Cash and Cash Equivalents, Beginning of Period	209,217	1,415	-	210,632
Cash and Cash Equivalents, End of Period	$ 300,166	$ 33,000	$ -	$ 333,166

(A) Other than Fortress Operating Group.

(dollars in tables in thousands, except share data)

2010

The consolidating statement of operations information for the year ended December 31, 2010 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Revenues				
Management fees: affiliates	$ 441,145	$ -	$ -	$ 441,145
Management fees: non-affiliates	27,794	-	-	27,794
Incentive income: affiliates	302,261	-	-	302,261
Incentive income: non-affiliates	22,927	-	-	22,927
Expense reimbursements from affiliates	146,127	-	-	146,127
Other revenues	9,993	48	(50)	9,991
	950,247	48	(50)	950,245
Expenses				
Interest expense	19,687	136	(50)	19,773
Compensation and benefits	720,712	-	-	720,712
Principals agreement compensation	952,077	-	-	952,077
General, administrative and other	112,737	2	-	112,739
Depreciation and amortization	12,693	-	-	12,693
	1,817,906	138	(50)	1,817,994
Other Income (Loss)				
Gains (losses)	2,997	-	-	2,997
Tax receivable agreement liability adjustment	-	22,036	-	22,036
Earnings (losses) from equity method investees	115,954	(264,662)	264,662	115,954
	118,951	(242,626)	264,662	140,987
Income (Loss) Before Income Taxes	(748,708)	(242,716)	264,662	(726,762)
Income tax benefit (expense)	(13,036)	(41,895)	-	(54,931)
Net Income (Loss)	$ (761,744)	$ (284,611)	$ 264,662	$ (781,693)
Principals' and Others' Interests in Income (Loss) of Consolidated Subsidiaries	$ 10,294	$ -	$ (507,376)	$ (497,082)
Net Income (Loss) Attributable to Class A Shareholders (B)	$ (772,038)	$ (284,611)	$ 772,038	$ (284,611)

(A) Other than Fortress Operating Group.

(B) Includes net income (loss) attributable to the Principals' (and one senior employee's) interests in the Fortress Operating Group column, which is eliminated in consolidation.

(dollars in tables in thousands, except share data)

The consolidating statement of cash flows information for the year ended December 31, 2010 is as follows:

	Fortress Operating Group Combined	Fortress Investment Group LLC Consolidated (A)	Elimination Adjustments	Fortress Investment Group LLC Consolidated
Cash Flows From Operating Activities				
Net income (loss)	$ (761,744)	$ (284,611)	$ 264,662	$ (781,693)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities				
Depreciation and amortization	12,693	-	-	12,693
Other amortization and accretion	6,874	-	-	6,874
(Earnings) losses from equity method investees	(115,954)	264,662	(264,662)	(115,954)
Distributions of earnings from equity method investees	11,034	-	-	11,034
(Gains) losses	(2,997)	-	-	(2,997)
Deferred incentive income	(161,028)	-	-	(161,028)
Deferred tax (benefit) expense	5,815	37,300	-	43,115
Adjustment of estimated forfeited non-cash compensation	2,713	-	-	2,713
Tax receivable agreement liability adjustment	-	(22,036)	-	(22,036)
Equity-based compensation, including Principals' Agreement	1,167,130	-	-	1,167,130
Allowance for doubtful accounts	651	-	-	651
Cash flows due to changes in				
Due from affiliates	(242,841)	(6,418)	6,418	(242,841)
Other assets	(18,657)	(2,043)	-	(20,700)
Accrued compensation and benefits	200,347	-	-	200,347
Due to affiliates	10,084	(17,268)	(6,418)	(13,602)
Deferred incentive income	199,294	-	-	199,294
Other liabilities	23,297	3,856	-	27,153
Net cash provided by (used in) operating activities	336,711	(26,558)	-	310,153
Cash Flows From Investing Activities				
Contributions to equity method investees	(74,581)	(70,112)	70,112	(74,581)
Distributions of capital from equity method investees	50,808	25,766	(25,766)	50,808
Purchase of fixed assets	(6,794)	-	-	(6,794)
Acquisistions, net of cash received	(13,474)	-	-	(13,474)
Net cash provided by (used in) investing activities	(44,041)	(44,346)	44,346	(44,041)
Cash Flows From Financing Activities				
Borrowings under debt obligations	330,000	-	-	330,000
Repayments of debt obligations	(450,325)	-	-	(450,325)
Payment of deferred financing costs	(5,060)	-	-	(5,060)
Issuance (purchase) of Class A shares (RSU settlements)	(70,112)	70,112	-	-
Capital contributions (distributions)	70,112	-	(70,112)	-
Dividends and dividend equivalents paid	(81,963)	-	81,963	-
Principals' and others' interests in equity of consolidated subsidiaries - contributions	1,271	-	-	1,271
Principals' and others' interests in equity of consolidated subsidiaries - distributions	(72,268)	-	(56,197)	(128,465)
Net cash provided by (used in) financing activities	(278,345)	70,112	(44,346)	(252,579)
Net Increase (Decrease) in Cash and Cash Equivalents	14,325	(792)	-	13,533
Cash and Cash Equivalents, Beginning of Period	194,892	2,207	-	197,099
Cash and Cash Equivalents, End of Period	$ 209,217	$ 1,415	$ -	$ 210,632

(A) Other than Fortress Operating Group.

(dollars in tables in thousands, except share data)

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following is unaudited summary information on Fortress's quarterly operations.

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year Ended December 31
2012					
Total revenues	$ 171,658	$ 199,048	$ 181,523	$ 417,640 (A)	$ 969,869
Total expenses	220,890	212,555	220,782	253,993	908,220
Total other income (loss)	52,927	30,291	49,806	63,557	196,581
Income (Loss) Before Income Taxes	3,695	16,784	10,547	227,204	258,230
Income tax benefit (expense)	(27,842)	(2,528)	(3,881)	(5,157)	(39,408)
Net Income (Loss)	$ (24,147)	$ 14,256	$ 6,666	$ 222,047	$ 218,822
Principals' and Others' Interests in (Income) Loss of Consolidated Subsidiaries	$ 5,393	$ 9,347	$ 5,958	$ 119,840	$ 140,538
Net Income (Loss) Attributable to Class A Shareholders	$ (29,540)	$ 4,909	$ 708	$ 102,207	$ 78,284
Net income (loss) per Class A share, basic	$ (0.15)	$ 0.02	$ 0.00	$ 0.40	$ 0.29
Net income (loss) per Class A share, diluted (B)	$ (0.16)	$ (0.12)	$ (0.04)	$ 0.24	$ 0.27
Weighted average number of Class A shares outstanding, basic	200,009,820	216,145,015	220,641,776	220,660,135	214,399,422
Weighted average number of Class A shares outstanding, diluted	515,803,383	516,418,867	520,039,541	525,242,510	524,900,132

(A) Includes incentive income from hedge funds, which is recognized in the fourth quarter as annual performance criteria are achieved, as well as from "tax distributions" from credit PE funds, as described in Note 3.

(B) Our diluted income (loss) per share for all periods presented includes the income tax effects to net income (loss) attributable to Class A Shareholders from the assumed conversion of Fortress Operating Group Units and fully vested Restricted Partnership Units to Class A shares.

(dollars in tables in thousands, except share data)

	Quarter Ended				Year Ended
	March 31	June 30	September 30	December 31	December 31
2011					
Total revenues	$ 196,817	$ 189,816	$ 195,659	$ 276,336 (A)	$ 858,628
Total expenses	498,116	441,870	500,564	514,358	1,954,908
Total other income (loss)	67,524	11,738	(79,712)	15,429	14,979
Income (Loss) Before Income Taxes	(233,775)	(240,316)	(384,617)	(222,593)	(1,081,301)
Income tax benefit (expense)	(21,419)	(5,786)	2,712	(11,542)	(36,035)
Net Income (Loss)	$ (255,194)	$ (246,102)	$ (381,905)	$ (234,135)	$ (1,117,336)
Principals' and Others' Interests in (Income) Loss of Consolidated Subsidiaries	$ (151,762)	$ (151,566)	$ (239,847)	$ (142,646)	$ (685,821)
Net Income (Loss) Attributable to Class A Shareholders	$ (103,432)	$ (94,536)	$ (142,058)	$ (91,489)	$ (431,515)
Net income (loss) per Class A share, basic	$ (0.58)	$ (0.52)	$ (0.76)	$ (0.48)	$ (2.34)
Net income (loss) per Class A share, diluted (B)	$ (0.58)	$ (0.56)	$ (0.83)	$ (0.49)	$ (2.36)
Weighted average number of Class A shares outstanding, basic	181,019,501	184,952,566	190,006,987	190,487,829	186,662,670
Weighted average number of Class A shares outstanding, diluted	181,019,501	490,810,317	495,864,738	496,345,580	493,392,235

(A) Includes incentive income from hedge funds, which is recognized in the fourth quarter as annual performance criteria are achieved, as well as from "tax distributions" from credit PE funds, as described in Note 3.

(B) Our diluted income (loss) per share for all periods presented includes the income tax effects to net income (loss) attributable to Class A Shareholders from the assumed conversion of Fortress Operating Group Units and fully vested Restricted Partnership Units to Class A shares.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d –15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. The Company's disclosure controls and procedures are designed to provide reasonable assurance that information is recorded, processed, summarized and reported accurately and on a timely basis. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on this assessment, management concluded that, as of December 31, 2012, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, the Company's independent registered public accounting firm, as stated in their report which appears in Item 8 in this Annual Report on Form 10-K.

By: /s/ Randal A. Nardone
Randal A. Nardone
Interim Chief Executive Officer and Director

By: /s/ Daniel N.Bass
Daniel N. Bass
Chief Financial Officer

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Acts) during the most recent fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The name, age and background of each of our directors nominated for election will be contained under the caption "PROPOSAL NUMBER ONE – ELECTION OF DIRECTORS" in our definitive proxy statement for the 2013 annual meeting of shareholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, within 120 days after the fiscal year ended December 31, 2012 (our "2013 Proxy Statement"). The identification of our Audit Committee and our Audit Committee financial experts will be contained in our 2013 Proxy Statement under the caption "CORPORATE GOVERNANCE — Committees of the Board of Directors — The Audit Committee." Information on compliance with Section 16(a) of the Exchange Act will be contained in our 2013 Proxy Statement under the caption "OWNERSHIP OF THE COMPANY'S SHARES — Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference. All of the foregoing information is incorporated herein by reference.

Pursuant to Instruction 3 of Paragraph (b) of Item 401 of Regulation S-K, the requisite information pertaining to our executive officers other than our Chief Executive Officer and Chief Financial Officer is reported under Part I of this report.

We have adopted a Code of Business Conduct and Ethics (which is posted on our website at http://www.fortress.com under "Investor Relations – Governance Documents") that applies to all employees, directors and officers, including our chief executive officer, our chief financial officer, our principal accounting officer or controller, or persons performing similar functions, as well as a Code of Ethics for Principal Executive and Senior Financial Officers (which is available in print to any shareholder of the Company upon request) that applies to our Chief Executive Officer, Presidents, Chief Financial Officer, Principal Accounting Officer and Chief Accounting Officer (or persons performing similar functions). We intend to post to our website any amendment to, or waiver from, any provision of such codes of ethics granted to a principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions.

Item 11. Executive Compensation.

Information required by this item concerning compensation of our directors and certain named executive officers will be contained in our 2013 Proxy Statement under the captions "DIRECTOR COMPENSATION" and "EXECUTIVE COMPENSATION," respectively, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item concerning the number of Fortress shares beneficially owned by each director, each named executive officer and by all directors and executive officers as a group will be provided in our 2013 Proxy Statement under the caption "OWNERSHIP OF THE COMPANY'S SHARES — Security Ownership of Certain Beneficial Owners and Management," and is incorporated herein by reference.

Equity Compensation Plan Information

The following table summarizes the total number of outstanding securities in the Fortress Investment Group LLC 2007 Omnibus Equity Compensation Plan, or the Plan, and the number of securities remaining for future issuance as of December 31, 2012. Initially, 115,000,000 Class A shares were authorized for issuance under the Plan.

Plan Category	Number of Class A Restricted Shares Issued	Number of Class A Restricted Share Units and Restricted Partnership Units Issued (A)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (B)
Equity Compensation Plans			
Approved by Security Holders:			
Fortress Investment Group LLC 2007 Omnibus Equity Compensation Plan	828,211	33,334,284	73,731,090
Not Approved by Security Holders:			
None	N/A	N/A	N/A

(A) All restricted share units represented in this table are convertible, subject to vesting and other applicable conditions, into Class A shares for no consideration. All restricted partnership units represented in this table are convertible, subject to vesting and other applicable conditions, into Class B shares and Fortress Operating Group units for no consideration; these Class B shares and Fortress Operating Group units are, in turn, convertible into Class A shares for no consideration. No options, warrants or other rights are outstanding.

(B) In addition, 44,858,983 Class A Restricted Share Units and 20,666,666 Restricted Partnership Units which were previously issued have vested. Beginning in 2008, the Class A shares reserved under the Plan will be increased on the first day of each fiscal year during the Plan's term by the lesser of (x) the excess of (i) 15% of the number of outstanding Class A and Class B shares of the company on the last day of the immediately preceding fiscal year over (ii) the number of shares reserved and available for issuance under the Plan as of such date or (y) 60,000,000 shares. As a result, on January 1, 2008 and 2013, no additional Class A shares were reserved for issuance under the Plan. On January 1, 2012, 2011, 2010 and 2009, 9,389,280, 12,212,225, 10,262,121 and 26,555,608 additional Class A shares were reserved for issuance under the Plan, respectively. The number of shares reserved under the Plan is also subject to adjustment in the event of a share split, share dividend, or other change in our capitalization. Generally, employee share units that are forfeited or canceled from awards under the Plan will be available for future awards. The table reflects forfeited share units as available for future issuance.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item relating to certain transactions between Fortress and its affiliates and certain other persons will be contained in our 2013 Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS," and is incorporated herein by reference.

Information required by this item relating to director independence will be contained in our 2013 Proxy Statement under the caption "PROPOSAL NUMBER ONE — ELECTION OF DIRECTORS — Director Independence," and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information required by this item relating to audit fees, audit-related fees, tax fees and all other fees billed in fiscal year 2012 by Ernst & Young LLP for services rendered to Fortress will be contained in our 2013 Proxy Statement under the caption "PROPOSAL NUMBER TWO — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Audit Fees, Audit Related Fees, Tax Fees and All Other Fees," and is incorporated herein by reference. In addition, information relating to the pre-approval policies and procedures of the Audit Committee will be contained in our 2013 Proxy Statement under the caption "PROPOSAL NUMBER TWO — APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM — Audit Committee Pre-Approval Policies and Procedures," and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

For Item 15(a) and Item 15(c), see "Financial Statements and Supplementary Data."

Item 15(b) - Exhibits filed with this Form 10-K:

3.1	Certificate of Formation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 3.1).
3.2	Certificate of Amendment to Certificate of Formation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 3.2).
3.3	Fourth Amended and Restated Limited Liability Company Agreement of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 3.3).
4.1	Specimen Certificate evidencing the Registrant's Class A shares (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.1).
4.2	Form of Shareholders Agreement, by and among the Registrant, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.2).
4.3	Investor Shareholder Agreement, dated January 17, 2007, by and between the Registrant and Nomura Investment Managers U.S.A., Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.3).
10.1	Form of Agreement Among Principals, by and among Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.1).
10.2	Amended and Restated Tax Receivable Agreement dated February 1, 2007, by and among FIG Corp., FIG Asset Co. LLC, the entities set forth on the signature pages thereto and each of the parties thereto identified as partners (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.3).
10.3	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.12).
10.4	Certificate of Incorporation of FIG Corp. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.13).
10.5	By-Laws of FIG Corp. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.14).
10.6	Certificate of Formation of FIG Asset Co. LLC (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.15).
10.7	Operating Agreement of FIG Asset Co. LLC (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.16).
10.8	Amended and Restated Limited Partnership Agreement of Fortress Operating Entity I LP (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.17).
10.9	Amended and Restated Agreement of Limited Partnership of Fortress Operating Entity II LP (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.9).
10.10	First Amendment to Amended and Restated Agreement of Limited Partnership of FOE II (New) LP (formerly known as Fortress Operating Entity II LP) (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.10).

10.11	Amended and Restated Limited Partnership Agreement of Principal Holdings I LP (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.20).
10.12	Amended and Restated Exchange Agreement among FIG Corp., FIG Asset Co. LLC, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, Michael Novogratz, Adam Levinson, Fortress Operating Entity I LP, and Principal Holdings I LP (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 1, 2011 (File No. 001-33294), Exhibit 10.17).
10.13	Employment Agreement by and between Daniel Bass and the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.24).
10.14	Employment Agreement by and between David Brooks and the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 28, 2008 (File No. 001-33294), Exhibit 10.25).
10.15	Amended and Restated Fortress Investment Group LLC 2007 Omnibus Equity Incentive Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.4).
10.16	Separation Agreement and General Release dated January 24, 2012, by and between Daniel H. Mudd and FIG LLC (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012 (File No. 001-33294), Exhibit 10.14).
10.17	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.6).
10.18	Credit Agreement, dated as of October 7, 2010, among FIG LLC, a Delaware limited liability company, as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, Wells Fargo Bank, National Association, individually and as administrative agent and letter of credit issuer, Bank of America, N.A., individually and as syndication agent, Citigroup Global Markets Inc. and Barclays Bank PLC, as co-documentation agents, and the lenders party thereto (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on October 7, 2010 (File No. 001-33294), Exhibit 10.1).
10.19	Principal Compensation Plan, effective as of January 1, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.17).
10.20	Employment, Non-Competition and Non-Solicitation Agreement of Peter L. Briger, Jr., dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.18).
10.21	Employment, Non-Competition and Non-Solicitation Agreement of Wesley R. Edens, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.19).
10.22	Employment, Non-Competition and Non-Solicitation Agreement of Robert I. Kauffman, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.20).
10.23	Employment, Non-Competition and Non-Solicitation Agreement of Randal A. Nardone, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.21).
10.24	Employment, Non-Competition and Non-Solicitation Agreement of Michael E. Novogratz, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.22).
10.25	Separation Agreement and Release Agreement dated December 21, 2012, by and between Robert I. Kauffman and FIG LLC.

10.26	Purchase Agreement dated December 21, 2012, by and among Fortress Operating Group Entity I LP, FOE II (New) LP, Principal Holdings I LP, Robert I. Kauffman and Aldel LLC.
10.27	Second Amendment, Consent and Waiver, effective as of December 21, 2012, to the Credit Agreement dated as of October 7, 2010.
10.28	Credit Agreement, dated as of February 26, 2013, among FIG LLC, a Delaware limited liability company, as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, Bank of America, N.A., individually and as administrative agent and letter of credit issuer, Citibank, N.A., individually and as syndication agent, Barclays Bank Plc, as documentation agent, and the lenders party thereto.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

**XBRL (Extensible Business Reporting Language) information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:

FORTRESS INVESTMENT GROUP LLC

February 27, 2013

By: /s/ Randal A. Nardone
Randal A. Nardone
Interim Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Daniel N. Bass
Daniel N. Bass
Chief Financial Officer

February 27, 2013

By: /s/ Richard N. Haass
Richard N. Haass
Director

February 27, 2013

By: /s/ John A. Konawalik
John A. Konawalik
Principal Accounting Officer

February 27, 2013

By: /s/ Douglas L. Jacobs
Douglas L. Jacobs
Director

February 27, 2013

By: /s/ Wesley R. Edens
Wesley R. Edens
Co-Chairman of the Board

February 27, 2013

By: /s/ David Barry
David Barry
Director

February 27, 2013

By: /s/ Peter L. Briger, Jr
Peter L. Briger, Jr.
Co-Chairman of the Board

February 27, 2013

By: /s/ Takumi Shibata
Takumi Shibata
Director

February 27, 2013

By: /s/ Michael E. Novogratz
Michael E. Novogratz
Director

February 27, 2013

By: /s/ George W. Wellde, Jr.
George W. Wellde, Jr.
Director

February 27, 2013

SPECIAL NOTE REGARDING EXHIBITS

In reviewing the agreements included as exhibits to this Annual Report on Form 10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company or the other parties to the agreements. The agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements provide to be inaccurate;
- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;
- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this Annual Report on Form 10-K and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov. See "Business – Where Readers Can Find Additional Information."

The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this report not misleading.

Exhibit Index

3.1	Certificate of Formation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 3.1).
3.2	Certificate of Amendment to Certificate of Formation of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 3.2).
3.3	Fourth Amended and Restated Limited Liability Company Agreement of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 3.3).
4.1	Specimen Certificate evidencing the Registrant's Class A shares (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.1).
4.2	Form of Shareholders Agreement, by and among the Registrant, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.2).
4.3	Investor Shareholder Agreement, dated January 17, 2007, by and between the Registrant and Nomura Investment Managers U.S.A., Inc. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 4.3).
10.1	Form of Agreement Among Principals, by and among Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, and Michael Novogratz (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.1).
10.2	Amended and Restated Tax Receivable Agreement dated February 1, 2007, by and among FIG Corp., FIG Asset Co. LLC, the entities set forth on the signature pages thereto and each of the parties thereto identified as partners (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.3).
10.3	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.12).
10.4	Certificate of Incorporation of FIG Corp. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.13).
10.5	By-Laws of FIG Corp. (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.14).
10.6	Certificate of Formation of FIG Asset Co. LLC (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.15).
10.7	Operating Agreement of FIG Asset Co. LLC (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.16).
10.8	Amended and Restated Limited Partnership Agreement of Fortress Operating Entity I LP (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.17).
10.9	Amended and Restated Agreement of Limited Partnership of Fortress Operating Entity II LP (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.9).
10.10	First Amendment to Amended and Restated Agreement of Limited Partnership of FOE II (New) LP (formerly known as Fortress Operating Entity II LP) (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 2, 2012 (File No. 001-33294), Exhibit 10.10).
10.11	Amended and Restated Limited Partnership Agreement of Principal Holdings I LP (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.20).
10.12	Amended and Restated Exchange Agreement among FIG Corp., FIG Asset Co. LLC, Peter Briger, Wesley Edens, Randal Nardone, Robert Kauffman, Michael Novogratz, Adam Levinson, Fortress Operating Entity I LP, and Principal Holdings I LP (incorporated by reference to the Registrant's

Annual Report on Form 10-K filed with the SEC on March 1, 2011 (File No. 001-33294), Exhibit 10.17).

10.13	Employment Agreement by and between Daniel Bass and the Registrant (incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-138514), Exhibit 10.24).
10.14	Employment Agreement by and between David Brooks and the Registrant (incorporated by reference to the Registrant's Annual Report on Form 10-K filed with the SEC on March 28, 2008 (File No. 001-33294), Exhibit 10.25).
10.15	Amended and Restated Fortress Investment Group LLC 2007 Omnibus Equity Incentive Plan (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.4).
10.16	Separation Agreement and General Release dated January 24, 2012, by and between Daniel H. Mudd and FIG LLC (incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on February 28, 2012 (File No. 001-33294), Exhibit 10.14).
10.17	Form of Indemnification Agreement, by and between Fortress Investment Group LLC and the executive officers and directors of the Registrant (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (File No. 001-33294), Exhibit 10.6).
10.18	Credit Agreement, dated as of October 7, 2010, among FIG LLC, a Delaware limited liability company, as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, Wells Fargo Bank, National Association, individually and as administrative agent and letter of credit issuer, Bank of America, N.A., individually and as syndication agent, Citigroup Global Markets Inc. and Barclays Bank PLC, as co-documentation agents, and the lenders party thereto (incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on October 7, 2010 (File No. 001-33294), Exhibit 10.1).
10.19	Principal Compensation Plan, effective as of January 1, 2012 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.17).
10.20	Employment, Non-Competition and Non-Solicitation Agreement of Peter L. Briger, Jr., dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.18).
10.21	Employment, Non-Competition and Non-Solicitation Agreement of Wesley R. Edens, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.19).
10.22	Employment, Non-Competition and Non-Solicitation Agreement of Robert I. Kauffman, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.20).
10.23	Employment, Non-Competition and Non-Solicitation Agreement of Randal A. Nardone, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.21).
10.24	Employment, Non-Competition and Non-Solicitation Agreement of Michael E. Novogratz, dated August 4, 2011 (incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 filed with the SEC on August 4, 2011 (File No. 001-33294), Exhibit 10.22).
10.25	Separation Agreement and Release Agreement dated December 21, 2012, by and between Robert I. Kauffman and FIG LLC.
10.26	Purchase Agreement dated December 21, 2012, by and among Fortress Operating Group Entity I LP, FOE II (New) LP, Principal Holdings I LP, Robert I. Kauffman and Aldel LLC.
10.27	Second Amendment, Consent and Waiver, effective as of December 21, 2012, to the Credit Agreement dated as of October 7, 2010.

10.28	Credit Agreement, dated as of February 26, 2013, among FIG LLC, a Delaware limited liability company, as borrower, certain subsidiaries and affiliates of the borrower, as guarantors, Bank of America, N.A., individually and as administrative agent and letter of credit issuer, Citibank, N.A., individually and as syndication agent, Barclays Bank Plc, as documentation agent, and the lenders party thereto.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
31.1	Certification of Chief Executive Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

**XBRL (Extensible Business Reporting Language) information is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Exhibit 21.1

FORTRESS INVESTMENT GROUP LLC SUBSIDIARIES

Subsidiary	**Jurisdiction of Incorporation/Organization**
FIG Corp	Delaware
FIG Asset Co. LLC	Delaware
Fortress Operating Entity I LP	Delaware
Principal Holdings I LP	Delaware
Fortress Investment Holdings II LLC	Delaware
FIG Partners Pool (A) LLC	Delaware
FIG Partners Pool (P2) LLC	Delaware
Fortress Principal Investment Holdings LLC	Delaware
FIG LLC	Delaware
Fortress Canada Management Trust	Delaware
Fortress Canada Investment Corp.	Canada
Fortress Principal Investment Holdings IV LLC	Delaware
Drawbridge Special Opportunities GP LLC	Delaware
Fortress Partners GP LLC	Delaware
Fortress Partners Advisors LLC	Delaware
Drawbridge Real Assets GP LLC	Delaware
Drawbridge LDVF Patent GP LLC	Delaware
Drawbridge Long Dated Value III GP LLC	Delaware
FCO Fund GP LLC	Delaware
Fortress Investment Group Germany GmbH	Germany
Fortress Drive Asset Manager LLC	Delaware
FIG Italia S.r.l.	Italy
Fortress Investment Group (Australia) Pty. Ltd.	Australia
Fortress Germany Asset Management GmbH	Germany
FIG HCRS LLC	Delaware
DBSO Japan Holdings LLC	Delaware
Fortress Real Estate (Asia) GK f/k/a Fortress Investment Group Asia GK f/k/a Fortress Asia Realty GK	Japan
Fortress CDO Advisors LLC *process of dissolution	Delaware
Fortress Investment Group (UK) Ltd.	England and Wales
Drawbridge (UK) LLP	England and Wales
Fortress Investment Group (Hong Kong) LLC	Delaware
Fortress Credit Corp.	Delaware
Fortress Realty Management GP LLC	Delaware
Fortress Commodities Advisors LLC	Delaware
Drawbridge (Suisse) S.a.r.l	Switzerland
Fortress Fund MM LLC	Delaware
Fortress Fund MM II LLC	Delaware
FIG Advisors LLC	Delaware
Fortress Credit Opportunities Advisors LLC	Delaware
Drawbridge Special Opportunities Advisors LLC	Delaware
Drawbridge Global Macro Advisors LLC	Delaware
Drawbridge Long Dated Value Advisors LLC	Delaware
Drawbridge Real Assets Advisors LLC	Delaware
KDC I LLC	Delaware
KDC SM Corp.	Delaware
Drawbridge LDVF Patent Advisors LLC	Delaware
Fortress Fund IV GP Holdings Ltd.	Cayman Islands

Exhibit 21.1

FORTRESS INVESTMENT GROUP LLC SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation/Organization
Fortress Fund IV GP L.P.	Cayman Islands
RIC Coinvestment Fund GP LLC	Delaware
Fortress IW Coinvestment Fund GP Holdings Ltd.	Cayman Islands
Fortress IW Coinvestment Fund GP L.P.	Cayman Islands
Fortress Fund V GP Holdings Ltd.	Cayman Islands
Fortress Fund V GP L.P.	Cayman Islands
Fortress Principal Investment Group LLC	Delaware
FRID GP Holdings Ltd.	Cayman Islands
Fortress Residential Investment Deutschland GP L.P.	Cayman Islands
Fortress Investment Fund GP (Holdings) LLC	Delaware
Fortress Fund III GP LLC	Delaware
Fortress Partners Offshore Master GP LLC	Delaware
Drawbridge Long Dated Value GP LLC	Delaware
Drawbridge Long Dated Value II GP LLC	Delaware
Drawbridge Global Macro GP LLC	Delaware
Fortress Oldcastle S.L.P. LLC	Delaware
FIG Promote Holdings LLC	Delaware
Fortress Commodities GP Ltd.	Cayman Islands
Fortress (GAGACQ) Cayman Ltd.	Cayman Islands
DBGM Associates LLC	Delaware
Fortress Holiday Investment Fund GP LLC	Delaware
Fortress Fund V GP (BCF) Holdings Ltd.	Cayman Islands
Fortress Fund V GP (BCF) L.P.	Cayman Islands
Fortress Florida Coinvestment Fund GP LLC	Delaware
Fortress Mortgage Opportunities Associates LLC	Delaware
FIG China Holdings LLC	Delaware
Fortress Asia Realty Management LLC	Delaware
Fortress Mortgage Opportunities Advisors LLC	Delaware
FIG (Mauritius) LLC	Delaware
Fortress Asia Realty Holdings LLC	Delaware
Fortress Capital Formation LLC f/k/a Fortress Securities LLC	Delaware
Drawbridge Special Opportunities Offshore GP LLC	Delaware
Hybrid GP Holdings LLC	Delaware
DBGM Onshore GP LLC	Delaware
FIG HK (HongKong) Limited	Hong Kong
FCO MA GP LLC	Delaware
Fortress Credit Opportunities MA Advisors LLC	Delaware
Fox Lake Pharma MM LLC	Delaware
FPM Deutschland GmbH	Germany
Fortress Investment Consulting (Shanghai) Co. Ltd	China
Fortress Asia Realty GP LLC	Delaware
Fortress IW Coinvestment Fund (B,C,G) L.P.	Cayman Islands
Fortress Fund IV (B,C,F,G) L.P.	Cayman Islands
Fortress Mortgage Opportunities GP Series 1 LLC	Delaware
Fortress Mortgage Opportunities GP Series 2 LLC	Delaware
Fortress Mortgage Opportunities GP Series 3 LLC	Delaware

Exhibit 21.1

FORTRESS INVESTMENT GROUP LLC SUBSIDIARIES

Subsidiary	**Jurisdiction of Incorporation/Organization**
Fortress Macro Advisors LLC	Delaware
Fortress Macro GP LLC	Delaware
Fortress Macro Master GP LLC	Delaware
Fortress Japan Opportunity Domestic GP LLC	Delaware
Fortress Japan Opportunity Management LLC	Delaware
Fortress Japan Opportunity GP LLC	Delaware
Fortress VRF Advisors I LLC	Delaware
Fortress VRF I LLC	Delaware
Yama Holdings I LLC	Delaware
Yama Holdings II LLC	Delaware
FCO Fund II GP LLC	Delaware
Fortress Commodities MA I GP LLC	Delaware
FM Falstaff Advisors LLC	Delaware
Fortress Net Lease Advisors LLC	Delaware
Kawa Holdings I LLC	Delaware
Kawa Holdings II LLC	Delaware
Fortress Finance Co LLC	Delaware
Fortress Special Opportunities I GP LLC	Delaware
Fortress Special Opportunities Advisors LLC	Delaware
Sora Holdings I LLC	Delaware
Sora Holdings II LLC	Delaware
Fortress Asset Management GP LLC	Delaware
Fortress Asset Management LLC	Delaware
Tani Holdings I LLC	Delaware
Tani Holdings II LLC	Delaware
Tatsu Holdings I LLC	Delaware
Tatsu Holdings II LLC	Delaware
Fortress Global Opportunities (YEN) Advisors LLC	Delaware
(f/k/a Fortress Credit Opportunities (YEN) Advisors LLC)	
FGO (YEN) GP LLC (f/k/a FCO YEN GP LLC)	Delaware
Fortress Credit Opportunity MA II Advisors LLC (f/ka FCO MA II Advisors LLC)	Delaware
FCO MA LSS Advisors LLC	Delaware
Fortress Investment Group (Singapore) Pte. Ltd.	Singapore
PE Advisors LLC	Delaware
Kiro Holdings I LLC	Delaware
Kiro Holdings II LLC	Delaware
Kuro Holdings I LLC	Delaware
Kuro Holdings II LLC	Delaware
Mizu Holdings I LLC	Delaware
Mizu Holdings II LLC	Delaware
Midori Holdings I LLC	Delaware
Midori Holdings II LLC	Delaware
Shiro Holdings I LLC	Delaware
Shiro Holdings II LLC	Delaware
Yuki Holdings I LLC	Delaware
Yuki Holdings II LLC	Delaware
Fortress Japan Investment Holdings LLC	Delaware
FCO MA II GP LLC	Delaware
FCO MA LSS GP LLC	Delaware
Logan Circle Partners GP LLC	Delaware

Exhibit 21.1

FORTRESS INVESTMENT GROUP LLC SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation/Organization
Logan Circle Partners L.P.	Delaware
FG GK Holdings LLC	Delaware
Global Portfolio Advisors LLC	Delaware
Fortress Value Recovery Advisors II LLC	Delaware
Fortress Credit Opportunities MA Maple Leaf Advisors LLC	Delaware
Fortress Life Settlement Advisors LLC	Delaware
FLS Fund GP LLC	Delaware
Fortress Asia Macro Advisors LLC	Delaware
Fortress Asia Macro GP LLC	Delaware
Lima Investor LLC	Delaware
Lima MM LLC	Delaware
FIG AMC (UK) Limited	Delaware
FCO MA Maple Leaf GP LLC	Delaware
Lima Holdings LLC	Delaware
BC Holdings GP Ltd.	Cayman Islands
Drawbridge Assets Overflow GP LLC	Delaware
Fortress Global Investment Holdings LLC	Delaware
Aulos Holdings I LLC	Delaware
Aulos Holdings II LLC	Delaware
Rhodia Holdings I LLC	Delaware
Rhodia Holdings II LLC	Delaware
Calliope Holdings I LLC	Delaware
Calliope Holdings II LLC	Delaware
Volga Holdings I LLC	Delaware
Volga Holdings II LLC	Delaware
Trebbia Holdings I LLC	Delaware
Trebbia Holdings II LLC	Delaware
Arno Holdings I LLC	Delaware
Arno Holdings II LLC	Delaware
Fortress Credit Opportunities MA III Advisors LLC	Delaware
Fortress Credit Advisors LLC	Delaware
Fortress Liquid Markets Advisors LLC	Delaware
Fortress Real Estate Opportunities Advisors LLC	Delaware
Fortress Power Assets Advisors LLC	Delaware
FIG Transportation Fund Management LLC	Delaware
Fortress Investment Group Korea Inc.	Korea
Fortress Worldwide Transportation and Infrastructure Master GP LLC	Delaware
Fortress Worldwide Transportation and Infrastructure GP LLC	Delaware
FRO REOC Advisors LLC	Delaware
Fortress MA Macro 1 GP LLC	Delaware
Residential Asset Administration LLC	Delaware
Fortress China Senior Care GP Ltd.	Cayman Islands
Fortress China Senior Care Advisors Ltd.	Cayman Islands
Como Holdings I LLC	Delaware
Como Holdings II LLC	Delaware
Garda Holdings I LLC	Delaware
Garda Holdings II LLC	Delaware

Exhibit 21.1

FORTRESS INVESTMENT GROUP LLC SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation/Organization
Lugano Holdings I LLC	Delaware
Lugano Holdings II LLC	Delaware
Primus Hedging Services LLC	Delaware
Fortress Japan Opportunity GP LLC	Delaware
Fortress Net Lease GP LLC	Delaware
FCO Fund III GP LLC	Delaware
FRO Fund GP LLC	Delaware
FPA Fund GP LLC	Delaware
Fortress Japan Opportunity II GP LLC	Delaware
FRO REOC Fund GP LLC	Delaware
Fortress Italian NPL Fund GP LLC	Delaware
Fortress Credit Opportunities III Advisors LLC	Delaware
Fortress Convex Asia GP LLC	Delaware
Fortress Convex Asia Advisors LLC	Delaware
Fortress Mortgage Portfolio Strategies Advisors LLC	Delaware
Hybrid GP Holdings II LLC	Delaware
FCO MA Centre Advisors LLC	Delaware
FCO MA Centre GP LLC	Delaware
FCO MA SC Advisors LLC	Delaware
FCO MA SUP Advisors LLC	Delaware
FCO MA SUP GP LLC	Delaware
Maru Holdings I LLC	Delaware
Maru Holdings II LLC	Delaware
Shima Holdings I LLC	Delaware
Shima Holdings II LLC	Delaware
Nami Holdings I LLC	Delaware
Nami Holdings II LLC	Delaware
Hana Holdings I LLC	Delaware
Hana Holdings II LLC	Delaware
FCO MA III Advisors LLC	Delaware
FCO MA III GP LLC	Delaware
Fortress MSR Opportunities Fund 1 A GP LLC	Delaware
Fortress MSR Opportunities Fund 1 B GP LLC	Delaware
Fortress MSR Opportunities Fund Management LLC	Delaware
Fortress China Holdco Limited	Cayman Islands
Fortress China Home Health Holdco Ltd.	Cayman Islands
Fortress China Senior Care Management Ltd.	Cayman Islands
FOE II (New) LP	Delaware
FHC (DE) LLC	Delaware
Pisa Holdings I LLC	Delaware
Pisa Holdings II LLC	Delaware
Vicenza Holdings I LLC	Delaware
Vicenza Holdings II LLC	Delaware
Treviso Holdings I LLC	Delaware
Treviso Holdings II LLC	Delaware
Padova Holdings I LLC	Delaware
Padova Holdings II LLC	Delaware
FYT Equity Holdings Limited	Cayman Islands

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the (i) Registration Statement (Form S-8 No. 333-140576) pertaining to the 2007 Omnibus Equity Incentive Plan of Fortress Investment Group LLC, (ii) Registration Statement (Form S-3 No. 333-177147) and related Prospectus of Fortress Investment Group LLC for the registration of Class A Shares, Preferred Shares, Depositary Shares, Warrants, Subscription Rights, Purchase Contracts and Purchase Units, and (iii) Registration Statement (Form S-3 No. 333-168954) and related Prospectus of Fortress Investment Group LLC for the registration of Class A Shares of our reports dated February 27, 2013, with respect to the consolidated financial statements of Fortress Investment Group LLC and the effectiveness of internal control over financial reporting of Fortress Investment Group LLC and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2012.

/s/ Ernst & Young LLP

New York, New York
February 27, 2013

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Randal A. Nardone, certify that:

1. I have reviewed this annual report on Form 10-K of Fortress Investment Group LLC;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d – 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d – 15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 27, 2013
(Date)
Interim Chief Executive Officer

/s/ Randal A. Nardone
Randal A. Nardone

EXHIBIT 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Daniel N. Bass, certify that:

1. I have reviewed this annual report on Form 10-K of Fortress Investment Group LLC;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d--15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d – 15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 27, 2013
(Date)

/s/ Daniel N. Bass
Daniel N. Bass
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF CEO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Fortress Investment Group LLC (the "Company") for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Randal A. Nardone, as Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Randal A. Nardone
Randal A. Nardone
Interim Chief Executive Officer
February 27, 2013

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF CFO PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Fortress Investment Group LLC (the "Company") for the annual period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Daniel N. Bass, as Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Daniel N. Bass
Daniel N. Bass
Chief Financial Officer
February 27, 2013

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

End of Filing

The following graph compares the cumulative total return for our Class A shares (stock price change plus reinvested dividends) with the comparable return of four indices: Russell 3000, S&P 500, S&P Financial Services, and SNL Asset Manager Index. The graph assumes an investment of $100 in the Company's Class A shares and in each of the indices on February 9, 2007, when our common stock first traded on the New York Stock Exchange, and that all dividends were reinvested. The past performance of our Class A shares is not an indication of future performance.



Fortess Investment Group LLC
TOTAL RETURN PERFORMANCE
$120
$100
$80
$60
$40
$20
$0
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
Fortress Investment Group LLC
SNL Asset Manager Index
Russell 3000
S&P 500
S&P Financial Services



Corporate Information

CORPORATE HEADQUARTERS
Fortress Investment Group LLC
1345 Avenue of the Americas
46th floor
New York, NY 10105
(212) 798-6100
www.fortress.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Five Times Square
New York, NY 10036
(212) 773-3000

SHAREHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449

STOCK EXCHANGE LISTING
Fortress Investment Group's common shares are listed on the New York Stock Exchange (symbol: FIG)

INVESTOR RELATIONS
Fortress Investment Group LLC
Investor Relations
1345 Avenue of the Americas
47th floor
New York, NY 10105
(212) 798-6136

Design by Addison www.addison.com

Fortress Investment Group LLC filed timely CEO and CFO certifications with the Securities and Exchange Commission pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding Fortress's annual report on Form 10-K for the year ended December 31, 2012. These certifications were filed as exhibits 31.1 and 31.2 to such Form 10-K.

FORTRESS

www.fortress.com